Filed Pursuant to Rule 424(b)(3)

Registration No. 333-219886

PROPOSED MERGER OF

CAROLINA FINANCIAL CORPORATION

AND FIRST SOUTH BANCORP, INC.

The board of directors of Carolina Financial Corporation (“Carolina Financial”) is furnishing this joint proxy statement/prospectus and the accompanying form of proxy to Carolina Financial stockholders to solicit proxies to vote at a special meeting of Carolina Financial’s stockholders to be held on October 24, 2017, at 4:00 p.m., local time, at the Charleston Country Club, 1 Country Club Drive, Charleston, SC 29412, and at any adjournments of the special meeting. The board of directors of First South Bancorp, Inc. (“First South”) is furnishing this joint proxy statement/prospectus and the accompanying form of proxy to First South stockholders to vote at a special meeting of First South’s stockholders to be held on October 26, 2017, at 11:00 a.m., local time, at the First South Bank Operations Center, 220 Creekside Drive, Washington, NC 27889, and at any adjournments of the special meeting.

Carolina Financial and First South entered into an Agreement and Plan of Merger and Reorganization, dated as of June 9, 2017. Under the terms of the merger agreement, First South will be merged with and into Carolina Financial, with Carolina Financial as the surviving corporation. The boards of directors of each of Carolina Financial and First South have unanimously adopted the merger agreement and authorized and approved the merger and the other transactions contemplated thereby. At the special meetings, the stockholders of each party to the merger agreement will be asked to approve, among other things, a proposal to approve the merger agreement. Each of the boards of directors of Carolina Financial and First South unanimously recommend that their respective stockholders vote “FOR” the proposal to approve the merger agreement and “FOR” all of the remaining proposals to be voted on at their respective special meetings as set forth in this joint proxy statement/prospectus.

Completion of the merger is subject to regulatory approval, approval of the merger agreement by Carolina Financial and First South stockholders, and other customary closing conditions. If the merger is completed, each outstanding share of First South common stock will be exchanged for 0.5200 shares of Carolina Financial common stock; provided, however, that if the closing price of Carolina Financial common stock is greater than $35.14 just prior to closing of the merger and it has outperformed the NASDAQ Bank Index by 15%, the exchange ratio will be decreased based upon the change in the NASDAQ Bank Index. If the closing price of Carolina Financial common stock is less than $25.98 just prior to closing and it has underperformed the NASDAQ Bank Index by 15% or more, First South can terminate the merger agreement unless Carolina Financial elects to increase the exchange ratio or add cash consideration, based upon the change in the NASDAQ Bank Index. Cash will also be paid in lieu of fractional shares.

The value of the Carolina Financial shares to be issued in the merger will fluctuate between now and the closing date of the merger. Carolina Financial common stock and First South common stock are listed on NASDAQ under the symbols “CARO” and “FSBK,” respectively. On June 9, 2017, the date of the merger agreement, the closing price per share of Carolina Financial common stock was $32.49 and the closing price per share of First South common stock was $14.60. On August 28, 2017, the latest practicable trading day before the date of this joint proxy statement/prospectus, the closing price per share of Carolina Financial common stock was $34.15 and the closing price per share of First South common stock was $17.47. Thus, the equivalent value of the merger consideration per share of First South common stock was approximately $17.76, and the aggregate merger consideration was approximately $168.8 million on August 28, 2017. We urge you to obtain current market quotations for the shares of Carolina Financial common stock and First South common stock.

Your vote is important. Please submit your proxy as soon as possible regardless of whether or not you expect to attend the respective special meeting in person.

Please read this joint proxy statement/prospectus carefully because it contains important information about the merger and the merger agreement. In particular, you should read carefully the information under the section entitled “Risk Factors,” beginning on page 31. You can also obtain additional information about Carolina Financial and First South from documents that each has filed with the Securities and Exchange Commission at www.sec.gov.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued under this joint proxy statement/prospectus or determined if this joint proxy statement/prospectus is accurate or adequate. Any representation to the contrary is a criminal offense.

The shares of Carolina Financial common stock to be issued in the merger are not savings or deposit accounts or other obligations of any bank or non-bank subsidiary of either of our companies, and they are not insured by the Federal Deposit Insurance Corporation, the Deposit Insurance Fund, or any other governmental agency. Carolina Financial common stock is subject to investment risks, including possible loss of value.

This joint proxy statement/prospectus is dated August 30, 2017, and is first being mailed to stockholders of Carolina Financial on or about September 6, 2017 and to stockholders of First South on or about September 6, 2017.

WHERE YOU CAN FIND MORE INFORMATION

Both Carolina Financial and First South are subject to the information requirements of the Securities Exchange Act of 1934 (the “Exchange Act”), which means that they are both required to file certain reports, proxy statements, and other business and financial information with the Securities and Exchange Commission (“SEC”). You may read and copy any materials that either Carolina Financial or First South files with the SEC at the Public Reference Room of the SEC at 100 F. Street N.E., Washington, D.C. 20549. You may also obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains a website at http://www.sec.gov where you can access reports, proxy, information and registration statements, and other information regarding registrants that file electronically with the SEC. Such filings are also available free of charge at Carolina Financial’s website at http://www.haveanicebank.com under the “Investor Relations” heading or from First South’s website at http://www.firstsouthnc.com under the “Investor Information” heading. Except as specifically incorporated by reference into this document, information on those websites or filed with the SEC is not part of this document.

Carolina Financial has filed a registration statement on Form S-4, of which this document forms a part. As permitted by SEC rules, this document does not contain all of the information included in the registration statement or in the exhibits or schedules to the registration statement. You may read and copy the registration statement, including any amendments, schedules and exhibits, at the address set forth below. Statements contained in this document as to the contents of any contract or other documents referred to in this document are not necessarily complete. In each case, you should refer to the copy of the applicable contract or other document filed as an exhibit to the registration statement. This document incorporates by reference documents that Carolina Financial has previously filed, and that it may file through the dates of the special meetings of Carolina Financial and First South stockholders, with the SEC. They contain important information about the companies and their financial condition. For further information, please see the section entitled “Incorporation of Certain Information by Reference.” These documents are available without charge to you upon written or oral request to Carolina Financial’s principal executive offices. The address and telephone numbers of such principal executive office is listed below.

Carolina Financial Corporation

288 Meeting Street

Charleston, SC 29401

Attention: William A. Gehman, III,

Executive Vice President and Chief Financial Officer

To obtain timely delivery of these documents, you must request the information no later than October 17, 2017, or October 19, 2017, in order to receive them before the special meeting of Carolina Financial stockholders or the special meeting of First South stockholders, as applicable.

Carolina Financial common stock and First South common stock are traded on NASDAQ under the symbols “CARO” and “FSBK,” respectively.

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Carolina Financial Corporation

288 Meeting Street

Charleston, SC 29401

(843) 723-7700

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

To Be Held On October 24, 2017

To the Stockholders of Carolina Financial Corporation:

We are pleased to invite you to attend the special meeting of stockholders of Carolina Financial Corporation, a Delaware corporation (“Carolina Financial”), which will be held at the Charleston Country Club, 1 Country Club Drive, Charleston, SC 29412, on October 24, 2017 at 4:00 p.m., local time for the following purposes:

1.	To approve the Agreement and Plan of Merger and Reorganization, dated as of June 9, 2017, by and between First South Bancorp, Inc. (“First South”) and Carolina Financial, as it may be amended from time to time, under which First South will merge with and into Carolina Financial, a copy of which is included as Annex A to the joint proxy statement/prospectus of which this notice is a part;

2.	To vote on a proposal to approve the issuance of shares of Carolina Financial common stock, $0.01 par value per share, to stockholders of First South in connection with the merger; and

3.	To vote on a proposal to approve the adjournment of the Carolina Financial special meeting to a later date or dates, if necessary or appropriate, to solicit additional proxies in the event there are not sufficient votes at the time of the special meeting to approve proposals 1 and 2 listed above.

We will also transact such other business as may properly come before the special meeting or any adjournment of the special meeting.

The Carolina Financial board of directors has fixed the close of business on August 28, 2017 as the record date for the Carolina Financial special meeting. Only Carolina Financial stockholders of record at that time are entitled to receive notice of, and to vote at, the Carolina Financial special meeting or any adjournment of the special meeting. This joint proxy statement/prospectus is being mailed to Carolina Financial stockholders on or about September 6, 2017.

The Carolina Financial board of directors has unanimously adopted the merger agreement and authorized and approved the merger and the other transactions contemplated thereby, and unanimously recommends that Carolina Financial stockholders vote “FOR” the proposal to approve the merger agreement, “FOR” the proposal to approve the issuance of shares of Carolina Financial common stock to First South’s stockholders in connection with the merger, and “FOR” the adjournment proposal.

Your vote is very important. Whether or not you expect to attend the special meeting in person, please vote your shares as promptly as possible by (i) visiting the internet site listed on the proxy, (ii) calling the toll-free number listed on the proxy or (iii) submitting your proxy by mail using the provided self-addressed, stamped envelope. Submitting a proxy now will not prevent you from being able to vote in person at the Carolina Financial special meeting. You may revoke your proxy at any time before the proxy is voted by following the procedures described in the joint proxy statement/prospectus.

The enclosed joint proxy statement/prospectus provides a detailed description of the merger, the merger agreement and the other matters to be considered at the Carolina Financial special meeting. We urge you to carefully read the joint proxy statement/prospectus, including any documents incorporated by reference, and the Annexes in their entirety. If you have any questions concerning the merger or the joint proxy statement/prospectus, would like additional copies or need help voting your shares, please contact William A. Gehman, III, Executive Vice President and Chief Financial Officer of Carolina Financial, at (843) 723-7700.

By Order of the Carolina Financial Board of Directors

/s/ Jerold L. Rexroad

Jerold L. Rexroad
President and Chief Executive Officer

August 30, 2017

Charleston, South Carolina

First South Bancorp, Inc.

1311 Carolina Avenue

Washington, North Carolina 27889

(888) 993-7664

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

To Be Held On October 26, 2017

To the Stockholders of First South Bancorp, Inc.:

We are pleased to invite you to attend the special meeting of stockholders of First South Bancorp, Inc. (“First South”), which will be held on October 26, 2017, at 11:00 a.m., local time, at the First South Bank Operations Center, 220 Creekside Drive, Washington, NC 27889, for the following purposes:

1.	To approve the Agreement and Plan of Merger and Reorganization, dated as of June 9, 2017, by and between First South and Carolina Financial Corporation (“Carolina Financial”), as it may be amended from time to time, under which First South will merge with and into Carolina Financial, a copy of which agreement is included as Annex A to the joint proxy statement/prospectus of which this notice is a part;

2.	To cast a non-binding, advisory vote to approve the compensation that may be paid or become payable to First South’s named executive officers that is based on or otherwise related to the merger; and

3.	To vote on a proposal to approve the adjournment or postponement of the First South special meeting to a later date or dates, if necessary or appropriate, to solicit additional proxies in the event there are not sufficient votes at the time of the special meeting to approve the merger agreement.

We will also transact such other business as may properly come before the special meeting or any adjournment of the special meeting.

The First South board of directors has set August 25, 2017 as the record date for the First South special meeting. Only holders of record of shares of First South common stock at the close of business on August 25, 2017 will be entitled to notice of, and to vote at, the special meeting and at any adjournments or postponements thereof. This joint proxy statement/prospectus is being mailed to First South stockholders on or about September 6, 2017.

First South stockholder approval of the merger agreement is required to complete the merger, which requires the affirmative vote of two-thirds of the issued and outstanding shares of First South common stock entitled to vote at the special meeting.

The First South board of directors has unanimously adopted the merger agreement and authorized and approved the merger and the transactions contemplated thereby, has recommended the merger agreement to First South stockholders, and recommends that you vote “FOR” the proposal to approve the merger agreement, “FOR” the merger-related compensation proposal, and “FOR” the adjournment proposal.

Your vote is very important. We urge you to vote your shares whether or not you expect to attend the First South special meeting in person as promptly as possible by (i) visiting the internet site listed on the proxy, (ii) calling the toll-free number listed on the proxy or (iii) submitting your proxy by mail using the provided self-addressed, stamped envelope. Submitting a proxy now will not prevent you from being able to vote in person at the First South special meeting. You may revoke your proxy at any time before the proxy is voted by following the procedures described in the joint proxy statement/prospectus.

The enclosed joint proxy statement/prospectus provides a detailed description of the merger, the merger agreement and the other matters to be considered at the special meeting. We urge you to carefully read the joint proxy statement/prospectus, including any documents incorporated by reference, and the Annexes in their entirety. If you have any questions concerning the merger or the joint proxy statement/prospectus, would like additional copies or need help voting your shares, please contact Scott C. McLean, Executive Vice President and Chief Financial Officer of First South, at (888) 993-7664.

By Order of the Board of Directors

/s/ Bruce W. Elder

Bruce W. Elder
President and Chief Executive Officer

August 30, 2017

Washington, North Carolina

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ABOUT THIS JOINT PROXY STATEMENT/PROSPECTUS

This joint proxy statement/prospectus, which forms part of a Registration Statement on Form S-4 filed with the SEC by Carolina Financial, constitutes a prospectus of Carolina Financial under Section 5 of the Securities Act of 1933, as amended (the “Securities Act”), with respect to the shares of Carolina Financial common stock to be offered to First South stockholders in connection with the merger. This joint proxy statement/prospectus also constitutes a joint proxy statement for both Carolina Financial and First South under Section 14(a) of the Exchange Act. It also constitutes a notice of meeting with respect to the special meeting of Carolina Financial stockholders and a notice of meeting with respect to the special meeting of First South stockholders.

You should rely only on the information contained in or incorporated by reference into this joint proxy statement/prospectus. No one has been authorized to provide you with information that is different from that contained in, or incorporated by reference into, this joint proxy statement/prospectus. You should not assume that the information contained in this joint proxy statement/prospectus is accurate as of any date other than the date of this joint proxy statement/prospectus. You should not assume that the information incorporated by reference into this joint proxy statement/prospectus is accurate as of any date other than the date of the incorporated document. Neither our mailing of this joint proxy statement/prospectus to Carolina Financial stockholders or First South stockholders nor the issuance by Carolina Financial of shares of common stock pursuant to the merger will create any implication to the contrary.

This joint proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction to or from any person to whom it is unlawful to make any such offer or solicitation. Information contained in this joint proxy statement/prospectus regarding Carolina Financial has been provided by Carolina Financial, and information contained in this joint proxy statement/prospectus regarding First South has been provided by First South.

All references in this joint proxy statement/prospectus to “Carolina Financial” refer to Carolina Financial Corporation. All references in this joint proxy statement/prospectus to “First South” refer to First South Bancorp, Inc. All references in this joint proxy statement/prospectus to “we,” “our” and “us” refer to Carolina Financial and First South collectively, unless otherwise indicated or as the context requires.

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ADDITIONAL INFORMATION

This joint proxy statement/prospectus incorporates important business and financial information about Carolina Financial and First South from other documents filed with the SEC that are not included in or delivered with this joint proxy statement/prospectus. You can obtain any of the documents filed with the SEC by Carolina Financial or First South at no cost from the SEC’s website at www.sec.gov. You can also obtain the documents incorporated by reference into this joint proxy statement/prospectus free of charge by requesting them in writing or by telephone from the appropriate company at the following addresses and telephone numbers:

Carolina Financial Corporation

288 Meeting Street

Charleston, SC 29401

(843) 723-7700

Attention: William A. Gehman, III

Executive Vice President and Chief Financial Officer

First South Bancorp, Inc.

1311 Carolina Avenue

Washington, North Carolina 27889

(888) 993-7664

Attention: Scott C. McLean

Executive Vice President and Chief Financial Officer

Investors may also visit Carolina Financial’s or First South’s website for more information about Carolina Financial or First South, respectively. Carolina Financial’s website is www.haveanicebank.com. First South’s website is www.firstsouthnc.com. Information included on these websites is not incorporated by reference into, and does not constitute a part of, this joint proxy statement/prospectus.

If you would like to request any documents, please do so by October 17, 2017, or October 19, 2017 in order to receive them before the Carolina Financial special meeting or the First South special meeting, respectively.

For a more detailed description of the information incorporated by reference in this joint proxy statement/prospectus and how you may obtain it, see “Where You Can Find More Information” beginning on page iii.

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QUESTIONS AND ANSWERS ABOUT THE MERGER

The following are some questions that you may have regarding the merger and the special stockholders’ meetings and brief answers to those questions. We urge you to carefully read the remainder of joint proxy statement/prospectus because the information in this section does not provide all the information that might be important to you with respect to the merger and the special stockholders’ meetings.

Q:	Why am I receiving this joint proxy statement/prospectus and what will I be asked to vote on?

A:	Carolina Financial and First South have agreed to a merger pursuant to the terms of the merger agreement, a copy of which is included in this joint proxy statement/prospectus as Annex A. In order to complete the merger, among other things, Carolina Financial stockholders must approve the merger agreement and the issuance of shares of Carolina Financial common stock to First South stockholders in connection with the merger, and First South stockholders must approve the merger agreement. In addition, while not a condition to the closing of the merger, Carolina Financial stockholders will vote on proposal to adjourn the meeting under specified circumstances and First South stockholders will be asked to cast a non-binding, advisory vote on merger-related compensation that will be received by certain First South executives and will vote on a proposal to adjourn the meeting under specified circumstances.

Carolina Financial and First South will hold separate special meetings of their respective stockholders to vote on these proposals.

Q:	Why is my vote important?

A:	The merger agreement must be approved by the affirmative vote of the holders of a majority of the outstanding shares of Carolina Financial common stock and the affirmative vote of the holders of two-thirds of the outstanding shares of First South common stock. Accordingly, if a Carolina Financial or First South stockholder fails to vote on the merger agreement, or does not instruct his or her broker how to vote any shares held for him or her in “street name,” it will have the same effect as a vote against the merger agreement.

Q:	Why is First South merging with Carolina Financial?

A:	First South is merging with Carolina Financial because the boards of directors of both companies believe that the merger will provide stockholders of both companies with substantial benefits and will enable the combined company to better serve its customers. The combined company would have an increased presence in North Carolina. A detailed discussion of the background of and reasons for the proposed merger is contained under the headings “Background of the Merger,” “First South’s Reasons for the Merger; Recommendation of the First South Board of Directors,” and “Carolina Financial’s Reasons for the Merger; Recommendation of the Carolina Financial Board of Director,” under “The Merger.”

Q:	What will I receive in the merger?

A:	Carolina Financial stockholders: Whether or not the merger is completed, Carolina Financial stockholders will retain the Carolina Financial common stock that they currently own. They will not receive any merger consideration, and they will not receive any cash or any additional shares of Carolina Financial common stock in the merger.

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First South stockholders: If the merger is completed, First South stockholders will receive 0.5200 shares of Carolina Financial common stock for each share of First South common stock that they hold at the effective time of the merger, plus cash in lieu of any fractional share of Carolina Financial common stock; provided however, that if the closing price of Carolina Financial common stock is greater than $35.14 just prior to closing of the merger and it has outperformed the NASDAQ Bank Index by 15% or more between signing and closing, the exchange ratio will be decreased automatically based upon the change in the NASDAQ Bank Index. If the closing price of Carolina Financial common stock is less than $25.98 just prior to closing and it has underperformed the NASDAQ Bank Index by 15% or more between signing and closing, First South can terminate the merger agreement unless Carolina Financial elects to increase the exchange ratio or add cash consideration to make up the difference, based upon the change in the NASDAQ Bank Index.

We urge you to obtain current market quotations for the shares of Carolina Financial common stock and First South common stock.

Q:	Will First South stockholders be taxed on the cash and Carolina Financial common stock that they receive in exchange for their First South shares?

A:	The merger is expected to qualify as a reorganization under Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”). Accordingly, we expect that First South stockholders will generally not recognize any gain or loss on the conversion of shares of First South common stock into shares of Carolina Financial common stock but will recognize gain on any cash received in lieu of fractional shares of Carolina Financial common stock or in the event a price increase is triggered, and Carolina Financial elects to pay the adjustment in cash. See “Material U.S. Federal Income Tax Consequences and Opinion of Tax Counsel” beginning on page 119.

Q:	When and where will the special meetings be held?

A:	Carolina Financial stockholders: The special meeting of Carolina Financial stockholders will be held at the Charleston Country Club, 1 Country Club Drive, Charleston, SC 29412, on October 24, 2017, at 4:00 p.m., local time.

First South stockholders: The special meeting of First South stockholders will be held at the First South Bank Operations Center, 220 Creekside Drive, Washington, NC 27889, on October 26, 2017, at 11:00 a.m., local time.

Q:	Who is entitled to vote at the special meetings?

A:	Carolina Financial stockholders: The record date for the Carolina Financial special meeting is August 28, 2017. Only record holders of shares of Carolina Financial common stock at the close of business on such date are entitled to notice of, and to vote at, the Carolina Financial special meeting.

First South stockholders: The record date for the First South special meeting is August 25, 2017. Only record holders of shares of First South common stock at the close of business on such date are entitled to notice of, and to vote at, the First South special meeting.

Q:	What constitutes a quorum at the special meetings?

A:	Carolina Financial stockholders: Stockholders who hold shares representing at least a majority of the shares entitled to vote at the Carolina Financial special meeting must be present in person or represented by proxy to constitute a quorum. All shares of Carolina Financial common stock represented at the Carolina Financial special meeting, either in person or by proxy, including failures to vote, broker non-votes and abstentions, will be treated as present for purposes of determining the presence or absence of a quorum.

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First South stockholders: Stockholders who hold shares representing at least one-third of the shares entitled to vote at the First South special meeting must be present in person or represented by proxy to constitute a quorum. All shares of First South common stock represented at the First South special meeting, either in person or by proxy, including failures to vote, broker non-votes and abstentions, will be treated as present for purposes of determining the presence or absence of a quorum.

Q:	How many votes do I have?

A:	Carolina Financial stockholders: With respect to each proposal to be presented at the Carolina Financial special meeting, holders of Carolina Financial common stock are entitled to one vote for each share of Carolina Financial common stock owned at the close of business on the Carolina Financial record date.

First South stockholders: With respect to each proposal to be presented at the First South special meeting, holders of First South common stock are entitled to one vote for each share of First South common stock owned at the close of business on the First South record date.

Q:	What vote is required to approve each proposal?

A:	Carolina Financial stockholders: The proposal to approve the merger agreement requires the affirmative vote of a majority of the issued and outstanding shares of Carolina Financial common stock entitled to vote at the Carolina Financial special meeting. Failures to vote, broker non-votes and abstentions will have the same effect as a vote against this proposal. The remaining proposals each require the approval of a majority of the votes cast on the proposal at the Carolina Financial special meeting. Failures to vote, broker non-votes and abstentions will have no effect on the vote for three proposals.

First South stockholders: The proposal to approve the merger agreement requires the affirmative vote of two-thirds of the issued and outstanding shares of First South common stock entitled to vote at the special meeting. Failures to vote, broker non-votes and abstentions will have the same effect as a vote against this proposal. The remaining proposals each require the affirmative vote of a majority of the votes cast on the proposal at the First South special meeting. Failures to vote, broker non-votes and abstentions will have no effect on the vote for three proposals.

Q:	How does the Carolina Financial board of directors recommend that Carolina Financial stockholders vote?

A:	The Carolina Financial board of directors unanimously recommends that Carolina Financial stockholders vote “FOR” the proposal to approve the merger agreement, “FOR” the proposal to approve the issuance of shares of Carolina Financial common stock to First South stockholders in connection with the merger, and “FOR” the adjournment proposal.

Q:	How does the First South board of directors recommend that First South stockholders vote?

A:	The First South board of directors unanimously recommends that First South stockholders vote “FOR” the proposal to approve the merger agreement, “FOR” the First South merger-related compensation proposal, and “FOR” the adjournment proposal.

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Q:	How do I vote if I am a stockholder of record?

A:	Carolina Financial stockholders: If you were a record holder of Carolina Financial common stock at the close of business on the record date for the Carolina Financial special meeting, you may vote in person by attending the Carolina Financial special meeting, or you may authorize a proxy to vote by:

•	submitting your Carolina Financial proxy by mail by using the provided self-addressed, stamped envelope;
•	visiting the internet site listed on the Carolina Financial proxy and following the instructions provided on that site anytime until 11:59 p.m., Eastern Time, on October 23, 2017; or

•	calling the toll-free number listed on the Carolina Financial proxy and following the instructions provided in the recorded message anytime until 11:59 p.m., Eastern Time, on October 23, 2017.

First South stockholders: If you were a record holder of First South Class common stock at the close of business on the record date for the First South special meeting, you may vote in person by attending the First South special meeting, or you may authorize a proxy to vote by:

•	submitting your First South proxy by mail by using the provided self-addressed, stamped envelope;

•	visiting the internet site listed on the First South proxy and following the instructions provided on that site anytime until 1:00 a.m., Eastern Time, on October 26, 2017; or

•	calling the toll-free number listed on the First South proxy and following the instructions provided in the recorded message anytime until 1:00 a.m., Eastern Time, on October 26, 2017.

Q:	My shares are held in “street name” by my broker, bank or other nominee. Will my broker, bank or other nominee automatically vote my shares for me?

A:	No. If your shares are held through a stock brokerage account, bank or other nominee, you are considered the “beneficial holder” of the shares held for you in what is known as “street name.” The “record holder” of such shares is your broker, bank or other nominee, and not you. If this is the case, this joint proxy statement/prospectus has been forwarded to you by your broker, bank or other nominee. You must provide the record holder of your shares with instructions on how to vote your shares. Otherwise, your broker, bank or other nominee may not vote your shares on any of the proposals to be considered at the Carolina Financial special meeting or the First South special meeting, as applicable, and a broker non-vote will result.

Please follow the voting instructions provided by your broker, bank or other nominee so that it may vote your shares on your behalf. Please note that you may not vote shares held in street name by returning a proxy card directly to Carolina Financial or First South or by voting in person at the special meeting unless you first obtain a “legal proxy” from your broker, bank or other nominee.

Q:	What will happen if I return my proxy without indicating how to vote?

A:	Carolina Financial stockholders: If you properly complete and sign your proxy card but do not indicate how your shares of Carolina Financial common stock should be voted on a proposal, the shares of Carolina Financial common stock represented by your proxy will be voted as the Carolina Financial board of directors recommends and, therefore, “FOR” the proposal to approve the merger agreement, “FOR” the proposal to approve the issuance of shares of Carolina Financial common stock to First South stockholders in connection with the merger, and “FOR” the adjournment proposal.

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First South stockholders: If you properly complete and sign your proxy card but do not indicate how your shares of First South common stock should be voted on a proposal, the shares of First South common stock represented by your proxy will be voted as the First South board of directors recommends and, therefore, “FOR” the proposal to approve the merger agreement, “FOR” the First South merger-related compensation proposal, and “FOR” the adjournment proposal.

Q:	Can I change my vote or revoke my proxy after I have returned a proxy or voting instruction card?

A:	Yes. If you are the record holder of either Carolina Financial or First South stock, you can change your vote or revoke your proxy at any time before your proxy is voted at the applicable special meeting. You can do this by:

•	timely delivering a signed written notice of revocation to the Corporate Secretary of Carolina Financial or First South, as applicable;

•	timely delivering a new, valid proxy bearing a later date;

•	casting a subsequent vote via telephone or internet; or

•	attending the special meeting and voting in person. Simply attending the Carolina Financial special meeting or the First South special meeting without voting will not revoke any proxy that you have previously given or change your vote.

If you hold shares of either Carolina Financial or First South in “street name,” you must contact your broker, bank or other nominee to change your vote.

Q:	Do I need to do anything with my shares of common stock other than vote for the proposals at the special meeting?

A:	Carolina Financial stockholders: If you are a Carolina Financial stockholder, after the merger is completed, you are not required to take any action with respect to your shares of Carolina Financial common stock.

First South stockholders: If you are a First South stockholder, after the merger is completed, each share of First South common stock that you hold will be converted automatically into the right to receive 0.5200 shares of Carolina Financial common stock, assuming that the exchange ratio is not adjusted under certain circumstances as provided by the merger agreement and described herein, together with cash in lieu of any fractional share. You will receive instructions at that time regarding exchanging your First South shares for shares of Carolina Financial common stock. You do not need to take any action at this time. Please do not send your First South stock certificates with your proxy.

Q:	Do I have the right to dissent and obtain the “fair value” for my shares?

A:	No. Under Delaware law and Virginia law, as well as the governing instruments of each company, neither the holders of Carolina Financial common stock nor the holders of First South common stock are entitled to appraisal rights or dissenters’ rights in connection with the merger.

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Q:	What if I hold shares in both Carolina Financial and First South?

A:	If you are both a Carolina Financial stockholder and a First South stockholder, you will receive two separate packages of proxy materials. A vote cast as a Carolina Financial stockholder will not count as a vote cast as a First South stockholder, and a vote cast as a First South stockholder will not count as a vote cast as a Carolina Financial stockholder. Therefore, please separately submit a proxy for each of your Carolina Financial and First South shares.

Q:	When do you expect to complete the merger?

A:	We presently expect to complete the merger by the end of the fourth quarter of 2017. However, we cannot assure you when or if the merger will occur. We must first obtain the approval of the Carolina Financial stockholders and the First South stockholders at their respective special meetings as well as the necessary regulatory approvals.

Q:	Who can help answer my questions?

A:	Stockholders of Carolina Financial who have questions about the merger, the other matters to be voted on at the special meetings, or how to submit a proxy or who desire additional copies of this joint proxy statement/prospectus or additional proxy cards should contact:

Carolina Financial Corporation

288 Meeting Street

Charleston, SC 29401

(843) 723-7700

Attention: William A. Gehman, III

Executive Vice President and Chief Financial Officer

Stockholders of First South who have questions about the merger, the other matters to be voted on at the special meetings, or how to submit a proxy or who desire additional copies of this joint proxy statement/prospectus or additional proxy cards should contact:

First South Bancorp, Inc.

1311 Carolina Avenue

Washington, North Carolina 27889

(888) 993-7664

Attention: Scott C. McLean

Executive Vice President and Chief Financial Officer

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SUMMARY

This summary highlights material information regarding the merger and the special meetings contained later in joint proxy statement/prospectus. This summary does not contain all of the information that may be important to you, and we urge you to carefully read this entire document carefully, including the Annexes, exhibits and enclosures, to better understand the merger and its potential impact on you before deciding how to vote. Each item in this summary includes a page reference directing you to a more complete discussion of the item.

The Companies (page 132 for Carolina Financial and page 132 for First South)

Carolina Financial Corporation

288 Meeting Street

Charleston, South Carolina 29401

(843) 723-7700

Jerold L. Rexroad, President and Chief Executive Officer

Carolina Financial Corporation is a Delaware corporation and a financial holding company registered under the Bank Holding Company Act of 1956. Its primary business is to serve as the holding company for CresCom Bank, a South Carolina state-chartered commercial bank with 34 branches located throughout the Carolinas, in addition to a loan production office in Greenville, South Carolina. CresCom Bank is primarily engaged in the business of accepting demand deposits and savings deposits insured by the Federal Deposit Insurance Corporation (the “FDIC”), and providing commercial, consumer and mortgage loans to the general public. CresCom Bank operates Crescent Mortgage Company, a wholly-owned subsidiary of CresCom Bank based in Atlanta, Georgia, as a wholesale and correspondent mortgage lender for community banks. Crescent Mortgage Company is licensed to originate loans in 48 states, partnering with community banks, credit unions and mortgage brokers. CresCom Bank also operates Carolina Services Corporation of Charleston, a Delaware financial services company that provides financial processing services to, and otherwise supports the operations of, CresCom Bank and Crescent Mortgage Company.

First South Bancorp, Inc.

1311 Carolina Avenue

Washington, North Carolina 27889

(888) 993-7664

Bruce W. Elder, President and Chief Executive Officer

First South Bancorp, Inc. is a Virginia corporation and a financial holding company under the Bank Holding Company Act of 1956. Its primary business is to own and control all of the capital stock of First South Bank. First South Bank opened for business in 1902. First South Bank currently maintains a main office located at 1311 Carolina Avenue, Washington, North Carolina and 28 full-service branch offices throughout eastern and central North Carolina.

The Merger (page 52)

Under the terms of the merger agreement, First South will merge with and into Carolina Financial, with Carolina Financial being the surviving corporation (we refer to this as the “merger”). Simultaneously with the merger or immediately thereafter, First South Bank will merge with and into CresCom Bank, and CresCom Bank will be the surviving bank (we refer to this as the “bank merger”). Both Carolina Financial and CresCom Bank will continue their existence under Delaware and South Carolina law, respectively, while First South and First South Bank will cease to exist. The merger agreement is attached as Annex A and is incorporated into this joint proxy statement/prospectus by reference. We encourage you to read the merger agreement carefully as it is the legal document that governs the merger.

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What First South Stockholders Will Receive in the Merger (page 103)

If the merger is completed, each outstanding share of First South common stock will be exchanged for 0.5200 shares of Carolina Financial common stock. If the closing price of Carolina Financial common stock is greater than $35.14 just prior to the scheduled closing of the merger and it has outperformed the Nasdaq Bank Index by 15% or more between signing and closing, the exchange ratio will be decreased automatically based upon the change in the Nasdaq Bank Index. If the closing price of Carolina Financial common stock is less than $25.98 just prior to the scheduled closing of the merger and it has underperformed the Nasdaq Bank Index by 15% or more between signing and closing, First South can terminate the merger agreement unless Carolina Financial elects to increase the exchange ratio or add cash consideration to make up the difference, based upon the change in the Nasdaq Bank Index. First South stockholders will not receive any fractional shares of Carolina Financial common stock. Instead, they will be paid cash in an amount equal to the fraction of a share of Carolina Financial common stock otherwise issuable upon conversion multiplied by the Carolina Financial Average Closing Price, as defined in the merger agreement.

Based on the number of shares of Carolina Financial common stock and First South common stock outstanding at the close of business on August 28, 2017, and based on the number of shares of Carolina Financial common stock expected to be issued in the merger, the former First South stockholders as a group will receive shares in the merger constituting approximately 23.4% of the outstanding shares of Carolina Financial common stock immediately after the merger. As a result, the current Carolina Financial stockholders as a group will own approximately 76.6% of the outstanding shares of Carolina Financial common stock immediately after the merger.

Effect of the Merger on First South Stock Options and Restricted Stock Awards (page 104)

As of the date of the merger agreement, there were outstanding options to purchase 144,350 shares of First South common stock, with a weighted average exercise price of $9.96 per share. All unvested stock options outstanding at the time of the merger will vest upon the effective date of the merger. In connection with entering into the merger agreement, First South has agreed to offer each of the current holders of its stock options the opportunity to cancel, effective upon and subject to the merger, all of their respective stock options covering shares of First South’s common stock having an exercise price per share less than the per share value of the merger consideration in exchange for a cash payment equal to the per share value of the merger consideration minus the exercise price for each share of First South’s common stock subject to such stock option. Any stock option not cashed out will convert into an option to acquire shares of Carolina Financial common stock, as adjusted to reflect the exchange ratio.

All unvested restricted stock awards outstanding at the time of the merger will vest upon the effective date of the merger.

Regulatory Approvals (page 98)

Because the merger qualifies as a “waiver transaction” under the applicable rules and regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve”), we are not required to file a formal merger application with the Federal Reserve and must only make a notice filing with the Federal Reserve with respect to the merger. However, for the merger of First South Bank with and into CresCom Bank, we must obtain approval from the FDIC, the South Carolina Board of Financial Institutions (the “SCBFI”), and the North Carolina Commissioner of Banks (the “NCCOB”). As of the date of this joint proxy statement/prospectus, we have not received any of the required regulatory approvals for the bank merger, but the Federal Reserve has advised us of its non-objection to characterization of the merger as a “waiver transaction.”

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Carolina Financial’s Special Stockholders’ Meeting (page 42)

Carolina Financial will hold its special stockholders’ meeting on October 24, 2017, at 4:00 p.m., local time, at the Charleston Country Club, 1 Country Club Drive, Charleston, SC 29412.

Carolina Financial’s Record Date and Voting (pages 42-46)

If you owned shares of Carolina Financial common stock at the close of business on August 28, 2017, the record date for the Carolina Financial special stockholders’ meeting, you are entitled to vote on the merger agreement as well as any other matters considered at the special stockholders’ meeting. On the record date, there were 16,197,152 shares of Carolina Financial common stock outstanding. You will have one vote at the meeting for each share of common stock you owned on the record date. The affirmative vote of the holders of a majority of Carolina Financial’s outstanding shares of common stock is required to approve the merger agreement. As of August 28, 2017, Carolina Financial’s directors and executive officers and their affiliates beneficially owned approximately 9.59% of the outstanding shares of Carolina Financial common stock.

Carolina Financial’s Board of Directors Recommends that Carolina Financial Stockholders Vote “FOR” the Approval of the Merger Agreement (page 42)

Carolina Financial’s board of directors has determined that the merger, the merger agreement, and the transactions contemplated by the merger agreement are advisable and in the best interests of Carolina Financial and its stockholders and has adopted the merger agreement. Carolina Financial’s board of directors recommends that Carolina Financial stockholders vote “FOR” the approval of the merger agreement. For the factors considered by Carolina Financial’s board of directors in reaching its decision to adopt the merger agreement, see “The Merger—Carolina Financial’s Reasons for the Merger; Recommendation of the Carolina Financial Board of Directors.”

Opinion of Carolina Financial’s Financial Advisor (page 77 and Appendix B)

In connection with the merger, Carolina Financial’s financial advisor, Keefe, Bruyette & Woods, Inc. (“KBW”), delivered a written opinion, dated June 9, 2017, to the Carolina Financial board of directors as to the fairness, from a financial point of view and as of the date of the opinion, to Carolina Financial of the exchange ratio in the proposed merger. The full text of KBW’s opinion, which describes the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by KBW in preparing the opinion, is attached as Appendix B to this document. The opinion was for the information of, and was directed to, the Carolina Financial board of directors (in its capacity as such) in connection with its consideration of the financial terms of the merger. The opinion did not address the underlying business decision of Carolina Financial to engage in the merger or enter into the merger agreement or constitute a recommendation to the Carolina Financial board of directors in connection with the merger, and it does not constitute a recommendation to any holder of Carolina Financial common stock or any stockholder of any other entity as to how to vote in connection with the merger or any other matter.

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First South’s Special Stockholders’ Meeting (page 47)

First South will hold its special stockholders’ meeting on October 26, 2017, at 11:00 a.m., local time, at the First South Bank Operations Center, 220 Creekside Drive, Washington, NC 27889.

First South’s Record Date and Voting (pages 47-51)

If you owned shares of First South common stock at the close of business on August 25, 2017, the record date for the First South special stockholders’ meeting, you are entitled to vote on the merger agreement as well as any other matters considered at the special stockholders’ meeting. On the record date, there were 9,503,691 shares of First South common stock outstanding. You will have one vote at the meeting for each share of common stock you owned on the record date. The affirmative vote of the holders of two-thirds of First South’s outstanding shares of common stock is required to approve the merger agreement. As of August 25, 2017, First South’s directors and executive officers and their affiliates beneficially owned approximately 6.68% of the outstanding shares of First South common stock. Each of First South’s directors and named executive officers has agreed, subject to several conditions, to vote his or her shares of First South common stock in favor of the merger agreement and the transactions contemplated thereby.

First South’s Board of Directors Recommends that First South Stockholders Vote “FOR” the Approval of the Merger Agreement (page 47)

First South’s board of directors has determined that the merger, the merger agreement, and the transactions contemplated by the merger agreement are advisable and in the best interests of First South and its stockholders and has adopted the merger agreement. First South’s board of directors recommends that First South stockholders vote “FOR” the approval of the merger agreement. For the factors considered by First South’s board of directors in reaching its decision to adopt the merger agreement, see “The Merger—First South’s Reasons for the Merger; Recommendation of the First South Board of Directors.”

Opinion of First South’s Financial Advisor (page 67 and Appendix C)

At the June 9, 2017 meeting of the First South board of directors, representatives of Raymond James & Associates, Inc. (“Raymond James”) delivered Raymond James’ written opinion, dated and as of June 9, 2017, to the First South board of directors as to the fairness, from a financial point of view, to the holders of First South’s outstanding common stock of the exchange ratio to be received by such holders in the merger, based upon and subject to the qualifications, assumptions and other matters considered in connection with the preparation of its opinion.

The full text of the written opinion of Raymond James, dated June 9, 2017, which sets forth, among other things, the various qualifications, assumptions and limitations on the scope of the review undertaken, is attached as Annex C to this document. Raymond James provided its opinion for the information and assistance of the First South board (solely in each director’s capacity as such) in connection with, and for purposes of, its consideration of the merger and its opinion only addresses whether the exchange ratio to be received by the holders of First South common stock in the merger pursuant to the merger agreement was fair, from a financial point of view, to such holders. The opinion of Raymond James did not address any other term or aspect of the merger agreement or the merger contemplated thereby. The Raymond James opinion does not constitute a recommendation to the First South board or any holder of First South common stock as to how the First South board, such stockholder or any other person should vote or otherwise act with respect to the merger or any other matter.

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Interests of Executive Officers, Employees and Directors of First South that Differ from Your Interests (page 93)

When considering whether to approve the merger agreement, you should be aware that some officers and directors of First South have interests in the merger that differ from the interests of other First South stockholders, including, among other things, the following:

•	two incumbent directors of First South will be invited to join the board of directors of Carolina Financial and the remaining incumbent directors of First South will be invited to join a regional advisory board of CresCom Bank and will receive certain advisory fees for their service;
•	Bruce W. Elder, President and Chief Executive Officer of First South, will be invited to join the board of directors of CresCom Bank, and will serve as CresCom Bank’s President of North Carolina Banking following the merger, pursuant to an employment agreement entered into with CresCom Bank;
•	Cornelius F. Sullivan, Senior Vice President and Area Executive of First South, will become CresCom Bank’s Senior Vice President and Raleigh Area Executive, pursuant to an employment agreement entered into with CresCom Bank;
•

in connection with the closing of the merger, certain officers of First South will receive change in control payments under their respective employment, change in control or other agreements with First South;

•	certain officers and directors of First South may receive lump sum cash payments in exchange for the cancellation of their outstanding stock options, and any stock options not cashed out will be converted into options to acquire shares of Carolina Financial common stock, as adjusted to reflect the exchange ratio; and
•	following the merger, Carolina Financial will generally indemnify and provide liability insurance to the present directors and officers of First South, subject to certain exceptions.

Each First South board member was aware of these and other interests and considered them before approving and adopting the merger agreement.

Material U.S. Federal Income Tax Consequences and Opinion of Tax Counsel (page 119)

The merger is expected to qualify as a reorganization under Section 368(a) of the Code. Accordingly, we expect that First South stockholders will generally not recognize any gain or loss on the conversion of shares of First South common stock into shares of Carolina Financial common stock but will recognize gain (but not any loss) on any cash received in lieu of fractional shares of Carolina Financial common stock, or in the event a price increase is triggered and Carolina Financial elects to pay the adjustment in cash. Carolina Financial stockholders generally will have no direct tax consequences as a result of the merger. If the merger does not qualify as a reorganization under Section 368(a) of the Code, First South’s stockholders generally will recognize gain or loss for federal income tax purposes equal to the difference between (1) the sum of the fair market value of the Carolina Financial common stock and cash received in the merger and (2) the basis in their First South common stock. Tax matters are complicated, and the tax consequences of the merger may vary among First South stockholders. We urge each First South stockholder to contact his or her own tax advisor to fully understand the tax implications of the merger.

Comparative Rights of Stockholders (page 122)

The rights of First South’s stockholders are currently governed by Virginia corporate law and First South’s articles of incorporation and bylaws. The rights of Carolina Financial’s stockholders are currently governed by Delaware corporate law and Carolina Financial’s certificate of incorporation and bylaws. Upon consummation of the merger, the stockholders of First South will become stockholders of Carolina Financial, and Delaware corporate law, as well as the certificate of incorporation and bylaws of Carolina Financial, will govern their rights. Carolina Financial’s certificate of incorporation and bylaws differ somewhat from those of First South.

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Termination of the Merger Agreement and Termination Fee (page 116)

Notwithstanding the approval of the merger agreement by the Carolina Financial stockholders or the First South stockholders, the parties can mutually agree at any time to terminate the merger agreement before completing the merger.

Either Carolina Financial or First South can also terminate the merger agreement:

•	If the other party breaches any representation or warranty in the merger agreement which cannot be or is not cured within 30 days of notice of such breach; provided, that such breach is reasonably likely, in the opinion of the non-breaching party, to permit such party to refuse to consummate the transactions contemplated by the merger agreement;

•	If any regulatory authority whose approval is required for consummation of the merger makes a final non-appealable decision not to approve the merger, if any final law or order permanently restrains, enjoins, or otherwise prohibits consummation of the merger, if the requisite First South stockholder vote is not obtained at the First South special meeting, or if the requisite Carolina Financial stockholder vote is not obtained at the Carolina Financial special meeting; or

•	If the merger is not completed by March 31, 2018.

Carolina Financial can also terminate the merger agreement if First South’s board of directors (i) withdraws or modifies its recommendation that the First South stockholders approve the merger agreement or approves or recommends an acquisition proposal by a third party, (ii) fails to reaffirm the merger agreement after being requested to do so following the announcement of an acquisition proposal by a third party, or (iii) otherwise fails to comply with the terms of the merger agreement regarding obtaining stockholder approval of the merger agreement and soliciting other offers for an acquisition of First South. In this event, First South must pay a $5,750,000 termination fee to Carolina Financial.

If the closing price of Carolina Financial common stock is less than $25.98 just prior to closing and it has underperformed the NASDAQ Bank Index by 15% or more between signing and closing, First South can terminate the merger agreement unless Carolina Financial elects to increase the exchange ratio or add cash consideration to make up the difference, based upon the change in the NASDAQ Bank Index.

First South can also terminate the merger agreement if First South’s stockholders do not approve the merger agreement at the First South special meeting, and prior to the First South special meeting, First South received a superior proposal which did not result from a breach of its non-solicitation obligations under the merger agreement, and First South’s board of directors determines to enter into a definitive agreement for such proposal upon termination of the merger agreement and enters into such agreement concurrently with its termination of the merger agreement. In this event, First South must pay a $5,750,000 termination fee to Carolina Financial.

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In addition, if (i) an acquisition proposal with respect to First South is communicated to the stockholders, senior management, or board of directors of First South or any person publicly announces an intention to make an acquisition proposal with respect to First South after the date of the merger agreement, (ii) the merger agreement is then terminated due to a failure to obtain the First South stockholder vote, a material breach of the merger agreement by First South, or failure to close the merger by March 31, 2018, and (iii) within one year after the termination of the merger agreement, First South consummates an acquisition transaction or enters into an acquisition agreement, then it must pay the $5,750,000 termination fee to Carolina Financial.

Accounting Treatment (page 122)

Carolina Financial will account for the merger using the acquisition method of accounting. Under this accounting method, Carolina Financial will record the acquired identifiable assets and liabilities assumed at their fair market value at the time the merger is complete. Any excess of the cost of First South over the sum of the fair values of tangible and identifiable intangible assets less liabilities assumed will be recorded as goodwill. Based on an assumed purchase price of $169.9 million and utilizing information as of August 28, 2017 estimated goodwill and other intangibles would total approximately $102.1 million. Carolina Financial’s reported income would include the operations of First South after the merger. Financial statements of Carolina Financial after completion of the merger will reflect the impact of the acquisition of First South. Financial statements of Carolina Financial issued before completion of the merger will not be restated retroactively to reflect First South’s historical financial position or results of operations.

Market Price and Dividend Information

Carolina Financial’s common stock and First South’s common stock are currently listed on NASDAQ under the symbols “CARO” and “FSBK,” respectively.

As of August 28, 2017, there were approximately 1,486 holders of record of common stock of Carolina Financial. The following table presents the closing sale price per share of Carolina Financial common stock on June 9, 2017, the last trading day before we publicly announced the merger agreement, and August 28, 2017, the last practicable trading day prior to mailing joint proxy statement/prospectus. The table also presents the equivalent value of the merger consideration per share of First South common stock on those dates, calculated by multiplying the closing price of Carolina Financial common stock on those dates by the exchange ratio.

Date	Carolina Financial Closing Price	Equivalent First South Per Share Value
June 9, 2017	$32.49	$16.89
August 28, 2017	$34.15	$17.76

Because the exchange ratio is fixed unless the market price of Carolina Financial increases or decreases beyond a specified range, and because the market price of Carolina Financial common stock is subject to fluctuation, the market value of the shares of Carolina Financial common stock that First South stockholders may receive in the merger may increase or decrease prior to and following the merger. First South stockholders are urged to obtain current market quotations for Carolina Financial common stock, which are available at www.nasdaq.com.

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The following table shows the high and low sales prices of Carolina Financial common stock published by NASDAQ since 2015. Carolina Financial paid quarterly dividends as shown below.

2017	Dividends		High	Low
Third Quarter Through August 28, 2017	$0.04		$34.84	$31.33
Second Quarter	0.04		33.39	28.50
First Quarter	0.04		31.50	27.30

2016	Dividends		High	Low
Fourth Quarter	$0.04		$31.30	$21.82
Third Quarter	0.03		22.59	18.17
Second Quarter	0.03		19.55	16.01
First Quarter	0.03		18.85	15.26

2015	Dividends		High	Low
Fourth Quarter	$0.03		$18.96	$14.49
Third Quarter	0.03		17.44	12.57
Second Quarter	0.02	*	15.33	10.79
First Quarter	0.02	*	12.08	10.83

* Adjusted for 20% stock dividend.

 Carolina Financial is authorized to pay dividends as declared by the board of directors, provided that no such distribution results in insolvency on a going concern or balance sheet basis. On July 26, 2013, Carolina Financial’s board of directors approved the initiation of a quarterly cash dividend to the common stockholders. However, future dividends will be subject to board approval. As Carolina Financial is a legal entity separate and distinct from CresCom Bank, its principal source of funds with which it can pay dividends to its stockholders is dividends it receives from CresCom Bank. For that reason, its ability to pay dividends is subject to the limitations that apply to CresCom Bank. A South Carolina state bank may not pay dividends from capital. All dividends must be paid out of undivided profits then on hand, after deducting expenses, including reserves for losses and bad debts. Unless otherwise instructed by the SCBFI, CresCom Bank is generally permitted under South Carolina state banking regulations to pay cash dividends of up to 100% of net income in any calendar year without obtaining the prior approval of the SCBFI. In addition, under the Federal Deposit Insurance Corporation Improvement Act, CresCom Bank may not pay a dividend if, after paying the dividend, CresCom Bank would be undercapitalized. The Federal Reserve may also prevent the payment of a dividend by CresCom Bank if it determines that the payment would be an unsafe and unsound banking practice.

NASDAQ Listing

Carolina Financial will list the shares of Carolina Financial common stock to be issued to the stockholders of First South in connection with the merger on NASDAQ under the symbol “CARO”.

Resale of Carolina Financial Common Stock (page 106)

The shares of Carolina Financial common stock to be issued to the stockholders of First South in connection with the merger will be freely tradable by such stockholders, except that if any First South stockholders are deemed to be affiliates of Carolina Financial, they must abide by certain transfer restrictions under the Securities Act.

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SELECTED CONSOLIDATED FINANCIAL INFORMATION OF CAROLINA FINANCIAL

Carolina Financial’s summary consolidated financial data is presented below as of and for the six months ended June 30, 2017 and 2016 and as of and for the years ended December 31, 2012 through December 31, 2016. The summary consolidated financial data presented below as of or for the years ended December 31, 2012 through 2016 are derived from Carolina Financial’s audited consolidated financial statements, which were audited by Elliott Davis Decosimo, LLC. Carolina Financial’s selected consolidated financial data as of and for the six months ended June 30, 2017 and 2016 have not been audited but, in the opinion of management, contain all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation of the financial position and the results of operations and cash flows for such periods. Carolina Financial’s results for the six months ended June 30, 2017, are not necessarily indicative of Carolina Financial’s results of operations that may be expected for the year ending December 31, 2017. The following summary consolidated financial data should be read in conjunction with Carolina Financial’s consolidated financial statements and related notes as of and for the six months ended June 30, 2017 and 2016, Carolina Financial’s consolidated financial statements as of and for the years ended December 31, 2016, 2015 and 2014 and the accompanying “Management’s Discussion and Analysis of Financial Condition and Results of Operations” incorporated by reference in this joint proxy statement/prospectus. Please see “Where You Can Find More Information” for the location of information incorporated by reference into this joint proxy statement/prospectus.

	Six Months Ended
	June 30,		Years Ended December 31,
(dollars in thousands, except per share data)	2017	2016	2016	2015	2014	2013	2012
OPERATING DATA:
Interest income	$39,792	$27,853	$60,914	$49,604	$37,656	$32,948	$35,356
Interest expense	5,424	4,260	8,753	6,604	5,602	5,718	7,513
Net interest income	34,368	23,593	52,161	43,000	32,054	27,230	27,843
Provision for loan losses	—	—	—	—	—	(860)	2,707
Net interest income after provision for loan losses	34,368	23,593	52,161	43,000	32,054	28,090	25,136
Noninterest income	16,035	13,465	29,297	27,679	21,148	44,086	53,524
Noninterest expense	31,476	28,077	56,040	49,199	41,443	45,972	51,387
Income before income taxes	18,927	8,981	25,418	21,480	11,759	26,204	27,273
Income taxes	4,684	2,502	7,848	7,060	3,448	9,386	10,395
Net income	$14,243	6,479	$17,570	$14,420	$8,311	$16,818	$16,878

BALANCE SHEET DATA:
Total assets	$2,191,911	$1,606,384	$1,683,736	$1,409,669	$1,199,017	$881,584	$888,724
Interest-bearing cash	30,064	27,184	14,591	16,421	10,694	34,176	11,340
Securities available for sale	500,310	345,980	335,352	306,474	251,717	167,535	148,407
Securities held to maturity	—	—	—	17,053	25,544	24,554	9,166
Federal Home Loan Bank stock	10,545	7,906	11,072	9,919	5,405	4,103	6,413

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	Six Months Ended
	June 30,		Years Ended December 31,
(dollars in thousands, except per share data)	2017	2016	2016	2015	2014	2013	2012
Loans held for sale	36,232	36,284	31,569	41,774	40,912	36,897	144,849
Loans receivable, net	1,424,670	1,056,959	1,167,578	912,582	768,122	535,221	501,691
Allowance for loan losses	10,750	10,297	10,688	10,141	9,035	8,091	9,520
Deposits	1,663,729	1,263,188	1,258,260	1,031,528	964,190	697,581	653,247
Short-term borrowed funds	149,000	97,500	203,000	120,000	57,800	10,300	82,482
Long-term debt	75,327	68,465	38,465	103,465	61,740	74,540	64,840
Stockholders’ equity	281,818	155,017	163,190	139,859	93,700	82,227	67,514

SELECTED AVERAGE BALANCES:
Total assets	$1,967,563	$1,439,695	$1,537,654	$1,303,402	$990,773	$889,851	$837,066
Loans receivable, net	1,313,859	954,336	1,035,115	827,787	613,144	509,455	495,889
Deposits	1,482,045	1,108,819	1,197,688	1,012,659	777,622	696,784	641,085
Stockholders’ equity	243,890	143,484	151,285	101,896	88,474	76,322	54,002

PERFORMANCE RATIOS:
Return on average equity	11.68%	9.03%	11.61%	14.15%	9.39%	22.04%	31.25%
Return on average assets	1.45%	0.90%	1.14%	1.11%	0.84%	1.89%	2.02%
Average earning assets to average total assets	91.23%	93.07%	93.56%	91.92%	91.43%	91.38%	92.29%
Average loans receivable to average deposits	88.65%	86.07%	86.43%	81.74%	78.85%	73.12%	77.35%
Average equity to average assets	12.40%	9.97%	9.84%	7.82%	8.93%	8.58%	6.45%
Net interest margin	3.86%	3.53%	3.63%	3.59%	3.54%	3.35%	3.60%
Net interest margin (tax-equivalent)	3.96%	3.63%	3.71%	3.68%	3.62%	3.41%	3.61%
Net (recovery) charge-offs to average loans receivable	(0.01)%	(0.03)%	(0.05)%	(0.13)%	(0.15)%	0.11%	1.05%
Non-performing assets to period-end loans receivable	0.48%	0.68%	0.58%	0.72%	0.73%	3.24%	4.29%
Non-performing assets to total assets	0.31%	0.45%	0.40%	0.47%	0.47%	1.97%	2.42%
Non-performing loans to total loans	0.38%	0.37%	0.48%	0.47%	0.31%	2.04%	2.98%
ALLL as a percentage of loans receivable (end of period)	0.75%	0.96%	0.91%	1.10%	1.16%	1.49%	1.86%
ALLL as a percentage of nonperforming loans	196.92%	262.68%	190.01%	235.73%	371.20%	73.03%	62.43%

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	Six Months Ended
	June 30,		Years Ended December 31,
(dollars in thousands, except per share data)	2017	2016	2016	2015	2014	2013	2012
PER SHARE DATA:
Book value (end of period)	$17.55	$12.58	$13.23	$11.92	$10.02	$8.91	$7.33
Basic earnings (loss)	0.95	0.55	1.45	1.51	0.89	1.83	1.83
Diluted earnings (loss)	0.94	0.54	1.42	1.48	0.87	1.77	1.83

Average common shares – basic	14,980,349	11,827,428	12,080,128	9,537,358	9,314,048	9,218,952	9,211,162
Average common shares - diluted	15,144,796	12,001,862	12,352,246	9,718,356	9,507,425	9,500,987	9,211,162

19

SELECTED CONSOLIDATED FINANCIAL INFORMATION OF FIRST SOUTH

First South’s summary consolidated financial data is presented below as of and for the six months ended June 30, 2017 and 2016 and as of and for the years ended December 31, 2012 through December 31, 2016. The summary consolidated financial data presented below as of and for the years December 31, 2016 and 2015 are derived from First South’s audited consolidated financial statements, which were audited by Cherry Bekaert LLP. The summary consolidated financial data presented below as of and for the years ended December 31, 2012 through 2014 are derived from First South’s audited consolidated financial statements, which were audited by Turlington and Company, L.L.P. First South’s selected consolidated financial data as of and for the six months ended June 30, 2017 and 2016 have not been audited but, in the opinion of management, contain all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation of the financial position and the results of operations and cash flows for such periods. First South’s results for the six months ended June 30, 2017, are not necessarily indicative of First South’s results of operations that may be expected for the year ending December 31, 2017. The following summary consolidated financial data should be read in conjunction with First South’s consolidated financial statements and related notes as of and for the six months ended June 30, 2017 and 2016, First South’s audited consolidated financial statements and related notes as of and for the years ended December 31, 2016, 2015, and 2014 and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” incorporated by reference in this joint proxy statement/prospectus. Please see “Where You Can Find More Information” for the location of information incorporated by reference into this joint proxy statement/prospectus.

	Six Months Ended
	June 30,		Years Ended December 31,
(dollars in thousands, except per share data)	2017	2016	2016	2015	2014		2013		2012(b)
OPERATING DATA:
Interest income	$19,697	$17,670	$36,216	$32,450	$29,178		$29,672		$34,594
Interest expense	1,958	1,780	3,611	3,054	2,751		2,846		4,700
Net interest income	17,739	15,890	32,605	29,396	26,427		26,826		29,894
Provision for loan and lease losses	750	550	970	800	1,100		1,085		23,252
Net interest income (loss) after provision for loan and lease losses	16,989	15,340	31,635	28,596	25,327		25,741		6,642
Noninterest income	6,856	7,124	14,187	14,298	8,585		10,408		10,817
Noninterest expense	18,261	18,153	35,900	36,374	28,473		27,037		35,573
Income (loss) before income taxes	5,584	4,311	9,922	6,520	5,439		9,112		(18,114)
Income tax expense (benefit)	1,657	1,238	2,961	1,837	1,349	(a)	3,100		(7,137)
Net income (loss)	$3,927	$3,073	$6,961	$4,683	$4,090	(a)	$6,012		$(10,977)

BALANCE SHEET DATA:
Total assets	$1,061,379	$961,479	$990,702	$946,283	$885,431	(a)	$674,071	(a)	$707,713
Interest-bearing cash	17,023	16,357	23,321	18,566	32,836		12,419		3,383
Securities available for sale	195,401	199,855	192,606	248,295	292,299		150,300		164,838
Securities held to maturity	507	509	510	508	507		506		—
Federal Home Loan Bank stock	1,848	2,318	1,574	2,369	607		849		1,859
Loans and leases receivable, net	783,037	674,095	705,741	610,958	485,229		453,952		486,572
Allowance for loan losses	(9,367)	(8,338)	(8,673)	(7,867)	(7,520)		(7,609)		(7,860)
Deposits	931,534	825,462	870,600	811,322	788,280		585,704		600,901

20

	Six Months Ended
	June 30,		Years Ended December 31,
(dollars in thousands, except per share data)	2017	2016	2016	2015	2014		2013		2012(b)
Short-term borrowed funds	6,000	17,500	1,000	24,000	—		—		16,500
Long-term debt	26,810	25,310	26,310	23,310	10,310		10,310		10,310
Stockholders’ equity	91,896	87,327	87,184	82,171	80,003	(a)	74,207	(a)	74,653

SELECTED AVERAGE BALANCES:
Total assets	$1,028,027	$943,232	$961,856	$897,795	$724,094		$688,226		$732,091
Investment securities	191,344	212,682	200,579	258,117	180,267		156,313		144,225
Deposits	901,771	814,438	834,873	785,005	602,392		592,322		625,814
Stockholders’ equity	90,294	85,096	86,844	81,893	79,347		76,669		85,295

PERFORMANCE RATIOS:
Return on average equity	8.77%	7.26%	8.02%	5.72%	5.18%		7.84%		(12.87)%
Return on average assets	0.77%	0.66%	0.72%	0.52%	0.57%		0.87%		(1.50)%
Average earning assets to average total assets	93.47%	92.29%	92.49%	91.63%	91.65%		91.48%		91.50%
Average loans and leases receivable to average deposits	80.90%	78.50%	79.53%	68.57%	78.33%		76.20%		82.68%
Average equity to average assets	8.78%	9.02%	9.03%	9.12%	10.96%		11.14%		11.65%
Net interest margin	3.76%	3.71%	3.71%	3.64%	4.06%		4.34%		4.43%
Net (recovery) charge-offs to average loans and leases receivable	0.01%	0.01%	0.02%	0.08%	0.25%		0.30%		5.91%
Non-performing assets to period-end loans and leases receivable	0.63%	1.24%	0.89%	1.54%	2.72%		3.38%		7.17%
Non-performing assets to total assets	0.47%	0.87%	0.63%	1.00%	1.49	%(a)	2.28	%(a)	4.93%
Non-performing loans and leases to total loans	0.32%	0.42%	0.43%	0.54%	1.12%		1.32%		4.52%
ALLL as a percentage of loans and leases receivable (end of period)	1.20%	1.24%	1.23%	1.29%	1.55%		1.68%		1.62%
ALLL as a percentage of nonperforming loans and leases	369.80%	297.36%	284.27%	237.53%	138.54%		126.92%		35.70%

PER SHARE DATA:
Book value (end of period)	$9.67	$9.20	$9.18	$8.66	$8.34	(a)	$7.69	(a)	$7.66
Basic earnings (loss)	0.41	0.32	0.73	0.49	0.43	(a)	0.62		(1.13)
Diluted earnings (loss)	0.41	0.32	0.73	0.49	0.42	(a)	0.62		(1.13)

Average common shares – basic	9,499,289	9,492,489	9,493,700	9,521,392	9,619,124		9,745,154		9,751,271
Average common shares - diluted	9,548,382	9,517,248	9,522,765	9,542,401	9,638,158		9,751,737		9,751,271

(a) - Revised for prior period restatement.

(b) - Data for periods prior to 2013 have not been restated because the amounts cannot be reasonably estimated.

21

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

The following unaudited pro forma condensed combined financial information and explanatory notes show the impact on the historical financial positions and results of operations of Carolina Financial and First South and have been prepared to illustrate the effects of the merger involving Carolina Financial and First South under the acquisition method of accounting with Carolina Financial treated as the acquirer. Under the acquisition method of accounting, the assets and liabilities of First South, as of the effective date of the merger, will be recorded by Carolina Financial at their respective fair values and the excess of the merger consideration over the fair value of First South’s net assets will be allocated to goodwill. The unaudited pro forma condensed combined balance sheet gives effect to the merger as if the merger had been consummated on June 30, 2017. The unaudited pro forma condensed combined income statements for the fiscal year ended December 31, 2016 and six months ended June 30, 2017 are presented as if the merger had occurred on January 1, 2016. The historical consolidated financial information has been adjusted to reflect factually supportable items that are directly attributable to the merger and, with respect to the income statements only, expected to have a continuing impact on consolidated results of operations.

The unaudited pro forma condensed combined financial information is presented for illustrative purposes only and does not necessarily indicate the financial results of the combined companies had the companies actually been combined at the beginning of the periods presented. The adjustments included in these unaudited pro forma condensed combined financial statements are preliminary and may be revised. The unaudited pro forma condensed combined financial information also does not consider any potential impacts of potential revenue enhancements, anticipated cost savings and expense efficiencies, or asset dispositions, among other factors.

As explained in more detail in the accompanying notes to the unaudited pro forma condensed combined financial information, the pro forma allocation of purchase price reflected in the unaudited pro forma condensed combined financial information is based on preliminary estimations and subject to adjustment and may vary from actual recorded purchase price allocation.

The unaudited pro forma condensed combined financial information is provided for informational purposes only. The unaudited pro forma condensed combined financial information is not necessarily, and should not be assumed to be, an indication of the results that would have been achieved had the transaction been completed as of the dates indicated or that may be achieved in the future. The preparation of the unaudited pro forma condensed combined financial information and related adjustments required management to make certain assumptions and estimates.

22

Unaudited Pro Forma Condensed Combined Balance Sheet

As of June 30, 2017

($ in thousands)	Carolina Financial	First South	Pro Forma Adjustments	Notes	Pro Forma Combined
ASSETS
Cash and due from banks	$14,965	$23,049	$—		$38,014
Interest-bearing cash	30,064	17,023	(15,686)	A	31,401
Cash and cash equivalents	45,029	40,072	(15,686)		69,415
Securities available-for-sale	500,310	195,401	—		695,711
Securities held-to-maturity	—	507	—		507
Federal Home Loan Bank stock, at cost	10,545	1,848	—		12,393
Other investments	2,130	310	—		2,440
Derivative assets	2,583	—	—		2,583
Loans held for sale	36,232	6,381	—		42,613
Loans receivable, gross	1,435,420	776,656	(23,300)	B	2,188,776
Allowance for loan losses	(10,750)	(9,367)	9,367	C	(10,750)
Loans receivable, net	1,424,670	767,289	(13,933)		2,178,026
Premises and equipment, net	46,872	11,152	3,000	D	61,024
Accrued interest receivable	7,124	3,448	—		10,572
Real estate acquired through foreclosure, net	1,417	2,438	(610)	E	3,245
Deferred tax assets, net	8,057	1,241	307	F	9,605
Mortgage servicing rights	16,692	2,134	—		18,826
Cash value life insurance	38,057	18,352	—		56,409
Core deposit intangible	7,836	1,490	8,460	G	17,786
Goodwill	37,287	4,219	78,785	H	120,291
Other assets	7,070	5,097	—		12,167
Total assets	$2,191,911	$1,061,379	$60,323		$3,313,613

LIABILITIES AND STOCKHOLDERS’ EQUITY
Liabilities:
Noninterest-bearing deposits	$330,641	$208,672	$—		$539,313
Interest-bearing deposits	1,333,088	722,862	863	I	2,056,813
Total deposits	1,663,729	931,534	863		2,596,126
Borrowings	224,327	32,810	(1,625)	J	255,512
Derivative liabilities	249	—	—		249
Accrued expenses and other liabilities	21,788	5,139	—		26,927
Total liabilities	1,910,093	969,483	(762)		2,878,814
Commitments and contingencies
Stockholders’ equity:
Preferred stock	—	—	—		—
Common stock	162	95	(45)	K	212
Additional paid-in capital	168,509	36,073	124,701	K	329,283
Retained earnings	110,166	52,823	(60,666)	L	102,323
Accumulated other comprehensive (loss) income, net of tax	2,981	2,905	(2,905)	M	2,981
Total stockholders’ equity	281,818	91,896	61,085		434,799
Total liabilities and stockholders’ equity	$2,191,911	$1,061,379	$60,323		$3,313,613

23

Unaudited Pro Forma Condensed Combined Statement of Income

For the Year Ended December 31, 2016

	Carolina Financial	First South	Pro Forma Adjustments	Notes	Pro Forma Combined
	(in thousands, except share data)
Interest income
Loans	$51,137	$30,748	$2,796	N	$84,681
Investment securities	9,274	5,468	—		14,742
Other interest income	503	—	—		503
Total interest income	60,914	36,216	2,796		99,926
Interest expense
Deposits	5,972	2,829	(578)	O	8,223
Borrowings	2,781	782	28	P	3,591
Total interest expense	8,753	3,611	(550)		11,814
Net interest income	52,161	32,605	3,346		88,112
Provision for loan losses	—	970	—		970
Net interest income after provision for loan losses	52,161	31,635	3,346		87,142
Noninterest income
Mortgage banking income	17,226	2,333	—		19,559
Deposit service charges	3,688	7,588	—		11,276
Net loss on extinguishment of debt	(1,868)	—	—		(1,868)
Net gain on sale of securities	706	467	—		1,173
Fair value adjustments on interest rate swaps	590	—	—		590
Net increase in cash value life insurance	902	511	—		1,413
Mortgage loan servicing income	5,748	1,237	—		6,985
Other	2,305	1,920	—		4,225
Total noninterest income	29,297	14,056	—		43,353
Noninterest expense
Salaries and employee benefits	31,475	19,819	—		51,294
Occupancy and equipment	7,942	8,557	38	Q	16,537
FDIC insurance	702	632	—		1,334
Recovery of mortgage loan repurchase losses	(1,000)	—	—		(1,000)
Other real estate (income) expense, net	(20)	422	—		402
Amortization of intangibles	407	571	424	R	1,402
Mortgage subservicing expense	1,857	—	—		1,857
Amortization of mortgage servicing rights	2,312	—	—		2,312
Merger related expenses	3,245	—	—		3,245
Other	9,120	5,768	—		14,888
Total noninterest expense	56,040	35,769	462		92,271
Income before income taxes	25,418	9,922			38,224
Income tax expense(1)	7,848	2,961			11,802
Net income	$17,570	$6,961			$26,422

Earnings per common share
Basic	$1.45	$0.73			$1.55
Diluted	$1.42	$0.73			$1.53
Average common shares outstanding
Basic	12,080,128	9,493,700	(4,551,700)		17,022,128
Diluted	12,352,246	9,522,765	(4,580,765)		17,294,246

(1) Pro forma combined tax rate assumes Carolina Financial effective rate for the period presented.

24

Unaudited Pro Forma Condensed Combined Statements of Income

For the Six Months Ended June 30, 2017

	Carolina Financial	First South	Pro Forma Adjustments	Notes	Pro Forma Combined
	(in thousands, except share data)
Interest income
Loans	$33,247	$16,914	$1,398	N	$51,559
Investment securities	6,214	2,783	—		8,997
Other interest income	331	—	—		331
Total interest income	39,792	19,697	1,398		60,887
Interest expense
Deposits	3,790	1,584	(289)	O	5,085
Borrowings	1,634	374	14	P	2,022
Total interest expense	5,424	1,958	(275)		7,107
Net interest income	34,368	17,739	1,673		53,780
Provision for loan losses	—	750	—		750
Net interest income after provision for loan losses	34,368	16,989	1,673		53,030
Noninterest income
Mortgage banking income	7,897	1,128	—		9,025
Deposit service charges	1,856	3,821	—		5,677
Net loss on extinguishment of debt	—	—	—		—
Net gain on sale of securities	806	—	—		806
Fair value adjustments on interest rate swaps	(127)	—	—		(127)
Net increase in cash value life insurance	492	251	—		743
Mortgage loan servicing income	3,170	639	—		3,809
Other	1,941	962	—		2,903
Total noninterest income	16,035	6,801	—		22,836
Noninterest expense
Salaries and employee benefits	17,864	10,114	—		27,978
Occupancy and equipment	4,621	4,334	19	Q	8,974
FDIC insurance	175	304	—		479
Recovery of mortgage loan repurchase losses	(450)	—	—		(450)
Other real estate (income) expense, net	45	215	—		260
Amortization of intangibles	302	300	198	R	800
Mortgage subservicing expense	991	—	—		991
Amortization of mortgage servicing rights	1,335	—	—		1,335
Merger related expenses	1,599	278	—		1,877
Other	4,994	2,661	—		7,655
Total noninterest expense	31,476	18,206	217		49,899
Income before income taxes	18,927	5,584			25,967
Income tax expense(1)	4,684	1,657			6,426
Net income	$14,243	$3,927			$19,541

Earnings per common share
Basic	$0.95	$0.41			$0.98
Diluted	$0.94	$0.41			$0.97
Average common shares outstanding
Basic	14,980,349	9,499,289	(4,557,289)		19,922,349
Diluted	15,144,796	9,548,382	(4,606,382)		20,086,796

(1) Pro forma combined tax rate assumes Carolina Financial effective rate for the period presented.

25

Notes to Unaudited Pro Forma Consolidated Information

($ in thousands except per share data)

Note I – Pro Forma Adjustments

The following pro forma adjustments have been reflected in the unaudited pro forma combined consolidated financial information. All adjustments are based on current assumptions and valuations, which are subject to change.

  Represents the cash portion of the merger consideration and merger-related charges that are expected to be incurred, net of taxes. Deal costs are assumed to be paid 50% by the buyer and 50% by the seller.
  Estimated fair value adjustment of the acquired loan portfolio, based on Carolina Financial’s evaluation.
  Existing First South allowance for loan losses which is not carried over under applicable accounting rules.
  Estimated fair market value adjustment to First South’s land and buildings, based on Carolina Financial’s evaluation.
  Estimated fair value adjustment of real estate acquired through foreclosure, based on Carolina Financial’s evaluation.
  Estimated deferred tax asset associated with the fair market value adjustments at a 37% blended effective tax rate.
  Elimination of First South’s existing core deposit intangible of $1.5 million plus the estimated core deposit intangible of $9.9 million related to acquired core deposit accounts.
  Elimination of First South’s existing goodwill of $4.2 million plus the estimated goodwill of $83.0 million that will be created in this transaction as a result of the consideration paid being greater than the net assets acquired.
  Estimated fair market value adjustment associated with the interest rate paid on time deposits based on similar market products.
  Estimated fair market value adjustments associated with First South’s long-term debt based on the interest rate paid on similar market products.
  Adjustment necessary to reflect the issuance of approximately 4,942,000 shares of Carolina Financial common stock based at a value of $32.32 per share (closing price on June 30, 2017), resulting in stock merger consideration of approximately $161.2 million and the elimination of the First South common stock and additional paid-in-capital as part of the accounting entries to reflect the transaction.
  Elimination of First South retained earnings as part of the accounting entries to reflect the transaction.
  Elimination of accumulated other comprehensive income of First South as part of the accounting entries to reflect the transaction.
  Estimated accretable yield related to the estimated fair value adjustment of the acquired loan portfolio.
  Estimated amortization of the fair market value adjustment related to time deposits.
  Estimated amortization of the fair market value adjustments related to borrowings.
  Estimated additional depreciation related to the fair value adjustment on land and buildings.
  Estimated amortization expense of the core deposit intangible.

26

Note II – Merger Related Charges

The estimated transaction costs related to the merger are approximately $23.7 million or approximately $15.7 million net of tax. This cost is included in the Pro Forma Combined Consolidated Balance Sheet and is assumed to be paid 50% by the buyer and 50% by the seller. These estimated transaction costs are still being developed and will continue to be refined over the next several months, and will include assessing personnel, benefit plans, premises, equipment, and service contracts to determine where they may take advantage of redundancies. These costs will be recorded as non-interest expense as incurred.

Note III – Preliminary Purchase Accounting Allocation

Under the terms of the merger agreement, First South shareholders have the right to receive 0.52 shares of Carolina Financial common stock for each share of First South common stock they owned immediately prior to the merger, subject to the adjustment of the exchange ratio under certain circumstances as provided by the merger agreement. In addition, in-the-money stock options may be cashed out, net of exercise price. The unaudited pro forma combined consolidated financial information reflects the issuance of approximately 4,942,000 shares of Carolina Financial common stock with an aggregate value of $160.8 million based on the closing stock price of $32.32 per share at June 30, 2017. The merger will be accounted for using the acquisition method of accounting; accordingly, Carolina Financial’s cost to acquire First South will be allocated to the assets (including identifiable intangible assets) and liabilities of First South at their respective estimated fair values as of the merger date. Accordingly, the pro forma purchase price was preliminarily allocated to the assets acquired and the liabilities assumed as of June 30, 2017 based on their estimated fair values, as summarized in the following table.

Merger Consideration Calculation (Amounts in thousands, except per share data)
First South shares outstanding	9,503
Assumed Conversion ratio	0.52
Conversion shares	4,942
Carolina Financial stock price per share	$32.32
Merger consideration related to outstanding shares	159,725
Cash out of in-the-money options:
In-the-money options	116
Conversion ratio	0.52
Conversion shares – not actually issued – used to compute cash out	60
Weighted average exercise price per share ($7.24)	840
Carolina Financial stock price per share ($32.32)	1,939
Merger consideration related to in-the-money options	1,099
Total merger consideration	$160,824

Total conversion shares issued	4,942

27

Preliminary Purchase Accounting Allocation (Amounts in thousands)
Stock consideration	$159,725
Cash consideration related to in-the-money stock options	1,099
Total merger consideration	160,824
Write off of existing core deposit intangible	(1,490)
Write off of existing goodwill	(4,219)
First South equity	91,896
Deal charges, net of tax (50% buyer/50% seller)	(7,843)
First South- adjusted equity	78,344

Fair Market Value Adjustment Increase (Decrease) to Goodwill
Loan fair value adjustment	(23,300)
Add back allowance for loan and lease losses	9,367
Real estate acquired through foreclosure fair value adjustment	(610)
PP&E and leases fair value adjustment	3,000
Core deposit intangible	9,950
Trust preferred security interest fair value adjustment	1,897
FHLB advances	(272)
Deposits	(863)
Deferred tax liability associated with fair value adjustments	307
Total fair market value adjustments, net of tax	(524)
Total goodwill	$83,004

28

Comparative Per Share Data

The following table shows information about earnings per share, dividends paid per share, and tangible book value per share, on a historical basis and on a pro forma combined and pro forma equivalent per share basis.

	Unaudited Comparative Per Common Share Data
	Carolina Financial	First South	Carolina Financial Pro Forma Combined(1)	First South Pro Forma Equivalent Per Share(2)
As of and for the Six Months Ended June 30, 2017
Basic earnings	$0.95	$0.41	$0.98	$0.51
Diluted earnings	0.94	0.41	0.97	0.50
Cash dividends declared(3)	0.08	0.07	0.08	0.04
Book value	17.55	9.67	20.71	10.77
Tangible book value	14.74	9.07	14.13	7.35

As of and for the Year Ended December 31, 2016
Basic earnings	$1.45	$0.73	$1.55	$0.81
Diluted Earnings	1.42	0.73	1.53	0.80
Cash dividends declared(3)	0.14	0.115	0.14	0.07
Book value	13.23	9.18	17.80	9.26
Tangible book value	12.59	8.57	12.20	6.34

(1)	Pro forma combined amounts are calculated by adding the Carolina Financial historical amounts together with the First South historical amounts, adjusted for the estimated purchase accounting adjustments to be recorded in connection with the First South merger and an estimated 5.0 million shares of Carolina Financial common stock to be issued pursuant to the terms of the merger agreement.

(2)	Computed by multiplying the pro forma combined amounts by the exchange ratio of 0.5200.

(3)	Pro forma combined cash dividends are based only upon Carolina Financial’s historical amounts.

29

 Comparative Market Prices

The following table shows the high, low and closing sale prices of Carolina Financial common stock and First South common stock as reported on NASDAQ for each of the quarterly periods presented.

	Carolina Financial Common Stock			First South Common Stock
	High	Low	Close	High	Low	Close
2017
First Quarter	$31.50	$27.30	$30.00	$12.48	$11.25	$12.13
Second Quarter	33.39	28.50	32.32	16.98	11.63	16.54
Third Quarter	34.84	31.33	34.15	17.56	16.05	17.47
2016
First Quarter	18.85	15.26	18.56	8.75	7.86	8.25
Second Quarter	19.55	16.01	18.68	9.50	8.25	9.34
Third Quarter	22.59	18.17	22.34	10.25	9.16	9.95
Fourth Quarter	31.30	21.82	30.79	11.95	9.23	11.95
2015
First Quarter	12.08	10.83	11.08	8.25	7.91	8.00
Second Quarter	15.33	10.79	13.82	8.27	7.85	7.90
Third Quarter	17.44	12.57	15.29	8.17	7.41	7.90
Fourth Quarter	18.85	14.49	18.00	9.59	7.72	8.55

*Through August 28, 2017.

The closing sales price of Carolina Financial common stock as of June 9, 2017, the last trading day before the merger agreement was announced, was $32.49. The closing sales price of Carolina Financial common stock as of August 28, 2017, the latest practicable trading day before the date of this joint proxy statement/prospectus, was $34.15. The closing sales price of First South common stock as of June 9, 2017, the last trading day before the merger agreement was announced, was $14.60. The closing sales price of First South common stock as of August 28, 2017, the latest practicable trading day before the date of this joint proxy statement/prospectus, was $17.47.

The following table shows the closing sales prices of Carolina Financial common stock and First South common stock as of June 9, 2017, the last trading day before the merger agreement was announced, and on August 28, 2017, the latest practicable trading day before the date of this joint proxy statement/prospectus. This table also shows the implied value of the merger consideration payable for each share of First South common stock, which was calculated by multiplying the closing price of Carolina Financial common stock on those dates by the exchange ratio of 0.5200 of a share of Carolina Financial common stock per share of First South common stock.

	Carolina Financial Common Stock	First South Common Stock	Implied Value of One Share of First South Common Stock

June 9, 2017	$32.49	14.60	16.89
August 28, 2017	$34.15	17.47	17.76

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RISK FACTORS

If the merger is consummated and you are a First South stockholder, you will receive shares of Carolina Financial common stock in exchange for your shares of First South common stock. An investment in Carolina Financial common stock is subject to a number of risks and uncertainties, many of which also apply to your existing investment in First South common stock. Risks and uncertainties relating to general economic conditions are not summarized below. Those risks, among others, are highlighted on page 36 under the heading “Cautionary Statement Regarding Forward-Looking Statements.” In addition to the other information contained in or incorporated by reference into this joint proxy statement/prospectus, including the risk factors included in Carolina Financial’s Annual Report on Form 10-K for the year ended December 31, 2016, in First South’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2017 and the matters addressed in this joint proxy statement/prospectus under the heading “Cautionary Statement Regarding Forward-Looking Statements,” you should carefully consider the following risk factors in deciding how to vote on the merger agreement.

Carolina Financial and First South stockholders will experience a reduction in percentage ownership and voting power of their shares as a result of the merger.

Carolina Financial stockholders and First South stockholders will experience a substantial reduction in their respective percentage ownership interests and effective voting power relative to their respective percentage ownership interests in Carolina Financial and First South compared to their ownership interests and voting power prior to the merger. Based on the number of shares of Carolina Financial common stock and First South common stock outstanding at the close of business on August 28, 2017, and based on the number of shares of Carolina Financial common stock expected to be issued in the merger, the former First South stockholders as a group will receive shares in the merger constituting approximately 23.4% of the outstanding shares of Carolina Financial common stock immediately after the merger. As a result, the current Carolina Financial stockholders as a group will own approximately 76.6% of the outstanding shares of Carolina Financial common stock immediately after the merger. Accordingly, former First South stockholders will own less than a majority of the outstanding voting stock of the combined company and could, as a result, be outvoted by current Carolina Financial stockholders if such current Carolina Financial stockholders voted together as a group. Stockholders of both companies will experience a reduction in percentage ownership and voting power of their shares as a result of the merger.

Because the market price of Carolina Financial common stock will fluctuate, First South stockholders cannot be sure of the exact value of shares of Carolina Financial common stock they will receive.

Upon completion of the merger, each outstanding share of First South common stock will be converted into the merger consideration consisting of shares of Carolina Financial common stock, as provided in the merger agreement. The closing price of Carolina Financial common stock on the date that the stockholder actually receives the shares of such stock after the merger is completed and the closing price of Carolina Financial common stock the date on which the effective time of the merger is to occur may vary from each other, as well as from the closing price of Carolina Financial common stock on the date that the Carolina Financial and First South announced the merger, on the date that this joint proxy statement/prospectus is being mailed to Carolina Financial and First South stockholders, and on the date of the special stockholders’ meetings. Stock price changes may result from a variety of factors, including general market and economic conditions, changes in Carolina Financial’s business, operations and prospects, and regulatory considerations, among other things. Many of these factors are beyond the control of Carolina Financial. Accordingly, at the time of the First South special stockholders’ meeting, because of the above timing differences, First South stockholders will not be able to calculate the exact value of Carolina Financial common stock they may receive upon completion of the merger.

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Combining the two companies may be more difficult, costly, or time consuming than Carolina Financial or First South expects.

The success of the merger will depend, in part, on Carolina Financial’s ability to realize the anticipated benefits and cost savings from combining the businesses of Carolina Financial and First South. However, to realize these anticipated benefits and cost savings, we must successfully combine the businesses of Carolina Financial and First South. If we are not able to achieve these objectives, the anticipated benefits and cost savings of the merger may not be realized fully or at all or may take longer to realize than expected.

Carolina Financial and First South have operated, and, until completion of the merger, will continue to operate, independently. It is possible that the integration process could result in the loss of key employees or disruption of each company’s ongoing business or inconsistencies in standards, controls, procedures, and policies that would adversely affect Carolina Financial’s ability to maintain relationships with clients, depositors, and employees or to achieve the anticipated benefits of the merger. Integration efforts between the two companies will also divert management attention and resources. These integration matters could have an adverse effect on each of Carolina Financial and First South during that transition period.

Carolina Financial and First South will incur significant transaction and merger-related integration costs in connection with the merger.

Carolina Financial and First South expect to incur significant costs associated with completing the merger and integrating the operations of the two companies. Carolina Financial and First South are continuing to assess the impact of these costs. Although Carolina Financial and First South believe that the elimination of duplicate costs, as well as the realization of other efficiencies related to the integration of the businesses, will offset incremental transaction and merger-related costs over time, this net benefit may not be achieved in the near term, or at all.

Carolina Financial has not previously operated in First South’s markets in eastern and central North Carolina.

First South’s service areas are eastern and central North Carolina. The banking business in these areas is extremely competitive, and the level of competition may increase further. Carolina Financial has not previously participated in these markets, and there may be unexpected challenges and difficulties that could adversely affect Carolina Financial following the merger.

The fairness opinion received by the Carolina Financial board of directors from KBW, and the fairness opinion received by the First South board of directors from Raymond James, in each case prior to execution of the merger agreement, do not reflect any changes in circumstances that may have occurred since the date of such opinions.

The fairness opinions of KBW and Raymond James were rendered to the parties’ respective board of directors on June 9, 2017. Changes in the operations and prospects of Carolina Financial or First South, general market and economic conditions and other factors which may be beyond the control of Carolina Financial and First South may have altered the value of Carolina Financial or First South or the sale prices of shares of Carolina Financial common stock and First South common stock as of the date of this joint proxy statement/prospectus, or may alter such values and sale prices by the time the merger is completed. The opinions from KBW and Raymond James, each dated June 9, 2017, do not speak as of any date other than the dates of such opinions.

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Carolina Financial and First South may not receive regulatory approvals or such approvals may take longer than expected or impose conditions Carolina Financial and First South do not presently anticipate.

The merger of the two banks must be approved by the FDIC, the SCBFI, and the NCCOB. These regulatory agencies will consider, among other things, the competitive impact of the bank merger, each of Carolina Financial and First South’s financial and managerial resources, and the convenience and needs of the communities to be served. As part of that consideration, Carolina Financial and First South expect that the FDIC will review the capital position, safety and soundness, and legal and regulatory compliance matters and Community Reinvestment Act matters. There can be no assurance as to whether the necessary regulatory approvals will be received, the timing of such approvals, or whether any conditions will be imposed that might limit the combined company’s ability to do business after the bank merger as presently anticipated.

The merger agreement limits First South’s ability to pursue alternatives to the merger.

The merger agreement contains provisions that limit First South’s ability to discuss competing third-party proposals to acquire all or a significant part of First South. In addition, First South has agreed to pay Carolina Financial a termination fee of $5,750,000 if the transaction is terminated because First South decides to pursue another acquisition transaction, among other things. These provisions might discourage a potential competing acquirer that might have an interest in acquiring all or a significant part of First South from considering or proposing that acquisition, even if it were prepared to pay consideration with a higher per share price than that proposed in the merger with Carolina Financial, or might result in a potential competing acquirer proposing to pay a lower per share price to acquire First South than it might otherwise have proposed to pay.

First South directors and officers have financial interests in the merger that are different from, or in addition to, the interests of First South stockholders.

Officers of First South negotiated certain terms of the merger agreement with their counterparts at Carolina Financial, and First South’s board of directors adopted the merger agreement by a unanimous vote and recommended that First South stockholders vote to approve the merger agreement and the merger on the terms set forth in the merger agreement. In considering these facts and the other information contained in this joint proxy statement/prospectus, First South stockholders should be aware that First South’s directors and officers have financial interests in the merger that are different from, or in addition to, the interests of First South stockholders. For example, two of First South’s directors will be invited to join the Carolina Financial board of directors, and the remaining First South directors will be entitled to participate on an advisory board of CresCom Bank following the merger and will receive certain fees for their service, and Bruce W. Elder, President and Chief Executive Officer of First South, will be invited to join the Board of Directors of CresCom Bank. In addition, certain officers of First South have entered into agreements with First South and Carolina Financial that provide, among other things, retention, employment, consulting, severance and/or other benefits following the merger. These and some other additional interests of First South directors and officers may create potential conflicts of interest and cause some of these persons to view the proposed transaction differently than First South stockholders may view it. See “The Merger—Interests of Executive Officers, Employees and Directors of First South in the Merger” for information about these financial interests.

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If the merger is not completed, Carolina Financial common stock and First South common stock could be materially adversely affected.

The merger is subject to customary conditions to closing, including the approval of the First South stockholders and the Carolina Financial stockholders. In addition, Carolina Financial and First South may terminate the merger agreement under certain circumstances. If Carolina Financial and First South do not complete the merger, the market price of Carolina Financial common stock or First South common stock may fluctuate to the extent that the current market prices of those shares reflect a market assumption that the merger will be completed. Further, whether or not the merger is completed, Carolina Financial and First South will also be obligated to pay certain investment banking, legal and accounting fees, and related expenses in connection with the merger, which could negatively impact results of operations when incurred. In addition, neither company would realize any of the expected benefits of having completed the merger. If the merger is not completed, Carolina Financial and First South cannot assure their respective stockholders that additional risks will not materialize or not materially adversely affect the business, results of operations and stock prices of Carolina Financial and First South.

The unaudited pro forma condensed combined financial information included in this joint proxy statement/prospectus is preliminary and the actual financial condition and results of operations of Carolina Financial after the merger may differ materially.

The unaudited pro forma condensed combined financial information in this joint proxy statement/prospectus is presented for illustrative purposes only and is not necessarily indicative of what Carolina Financial’s actual financial condition or results of operations would have been had the merger been completed on the dates indicated. The unaudited pro forma condensed combined financial information reflect adjustments, which are based upon preliminary estimates, to record the First South identifiable assets acquired and liabilities assumed at fair value and the resulting goodwill recognized. The purchase price allocation reflected in this document is preliminary, and final allocation of the purchase price will be based upon the actual purchase price and the fair value of the assets and liabilities of First South as of the date of the completion of the merger. Accordingly, the final acquisition accounting adjustments may differ materially from the pro forma adjustments reflected in this document. For more information, see “Unaudited Pro Forma Condensed Combined Financial Information.”

We may fail to realize the cost savings estimated for the merger.

Carolina Financial expects to achieve cost savings from the merger when the two companies have been fully integrated. The cost savings estimates assume the ability to combine the businesses of Carolina Financial and First South in a manner that permits those cost savings to be realized. If the estimates turn out to be incorrect or if Carolina Financial is not able to successfully combine the two companies, the anticipated cost savings may not be fully realized or realized at all, or may take longer to realize than expected.

The merger may fail to qualify as a reorganization for federal income tax purposes, resulting in a stockholder’s recognition of taxable gain or loss in respect of all of his or her First South common stock.

Carolina Financial and First South intend for the merger to qualify as a reorganization within the meaning of Section 368(a) of the Code. The Internal Revenue Service (“IRS”) will not be asked to provide a ruling on the matter. Carolina Financial and First South will, as a condition to closing, obtain an opinion from Carolina Financial’s counsel that the merger will constitute a reorganization for federal income tax purposes. However, this opinion does not bind the IRS or prevent the IRS from adopting a contrary position. If the merger fails to qualify as a reorganization, First South stockholders generally would recognize gain or loss on each share of First South common stock surrendered in an amount equal to the difference between the stockholder’s adjusted tax basis in that share and the fair market value of the Carolina Financial common stock plus any cash received in exchange for that share upon completion of the merger. If the merger qualifies as a reorganization, First South stockholders may recognize taxable gain (but not loss) with respect to the amount of cash received (i) upon completion of the merger in exchange for their fractional shares of Carolina Financial common stock, or (ii) in the event Carolina Financial elects to pay an upward price adjustment in cash.

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Risks Relating to Carolina Financial’s and First South’s respective businesses.

You should read and consider risk factors specific to Carolina Financial’s business that will also affect the combined company after the merger. These risks are described in the section entitled “Risk Factors” in Carolina Financial’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016 and in other documents incorporated by reference into this joint proxy statement/prospectus. You should also read and consider risk factors specific to First South’s business that will also affect the combined company after the merger. These risks are described in the section entitled “Risk Factors” in First South’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2017 and in other documents incorporated by reference into this joint proxy statement/prospectus. Please see “Where You Can Find More Information” for the location of information incorporated by reference into this joint proxy statement/prospectus.

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CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This joint proxy statement/prospectus, including information included or incorporated by reference in this document, contains statements which constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements may relate to, among other matters, the financial condition, results of operations, plans, objectives, future performance, and business of each of Carolina Financial and First South, as well as certain information relating to the merger. Forward-looking statements are based on many assumptions and estimates and are not guarantees of future performance. The actual results may differ materially from those anticipated in any forward-looking statements, as they will depend on many factors about which Carolina Financial and First South are unsure, including many factors that are beyond their control. The words “may,” “would,” “could,” “should,” “will,” “expect,” “anticipate,” “predict,” “project,” “potential,” “continue,” “contemplate,” “seek,” “assume,” “believe,” “intend,” “plan,” “forecast,” “goal,” and “estimate,” as well as similar expressions, are meant to identify such forward-looking statements. Potential risks and uncertainties that could cause actual results to differ materially from those anticipated in our forward-looking statements include, but are not limited to, those described under “Risk Factors” section beginning on page 31 and the following:

•	expected revenue synergies and cost savings from the merger may not be fully realized;
•	revenues following the merger may be lower than expected;
•	ability to obtain governmental approvals of the merger on the proposed terms and schedule;
•	failure of First South’s stockholders or Carolina Financial’s stockholders to approve the merger agreement;
•	Carolina Financial’s ability to maintain appropriate levels of capital and to comply with its capital ratio requirements;
•	examinations by Carolina Financial’s regulatory authorities, including the possibility that the regulatory authorities may, among other things, require Carolina Financial to increase its allowance for loan losses or write down assets or otherwise impose restrictions or conditions on its operations, including, but not limited to, its ability to acquire or be acquired;
•	changes in economic conditions, either nationally or regionally and especially in Carolina Financial’s primary market areas, resulting in, among other things, a deterioration in credit quality;
•	changes in interest rates, including an impact on Carolina Financial’s margin or a decline in its mortgage production and a decrease in the profitability of it mortgage banking operations;
•	greater than expected losses due to higher credit losses generally and specifically because losses in the sectors of Carolina Financial’s loan portfolio secured by real estate are greater than expected due to economic factors, including, but not limited to, declining real estate values, increasing interest rates, increasing unemployment, or changes in payment behavior or other factors;

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•	changes in the amount of Carolina Financial’s loan portfolio collateralized by real estate and weaknesses in the South Carolina, eastern and central North Carolina and national real estate markets;
•	the adequacy of the level of Carolina Financial’s allowance for loan losses and the amount of loan loss provisions required in future periods;
•	the rate of loan growth in recent or future years;
•	Carolina Financial’s ability to retain its existing customers, including its deposit relationships;
•	significant increases in competitive pressure in the banking and financial services industries;
•	changes in political conditions or the legislative or regulatory environment, including, but not limited to, the interpretation and enforcement of consumer laws and regulations, changes in federal or state tax laws or interpretations thereof by taxing authorities and other governmental initiatives affecting the banking and financial service industries;
•	changes occurring in business conditions and inflation;
•	increased funding costs due to market illiquidity, increased competition for funding, or increased regulatory requirements with regard to funding;
•	Carolina Financial’s business continuity plans or data security systems could prove to be inadequate, resulting in a material interruption in, or disruption to, business and a negative impact on results of operations;
•	changes in deposit flows;
•	changes in technology;
•	changes in monetary and tax policies;
•	changes in accounting policies, as may be adopted by the regulatory agencies, as well as the Public Company Accounting Oversight Board and the Financial Accounting Standards Board;
•	loss of consumer confidence and economic disruptions resulting from terrorist activities or other military actions;
•	Carolina Financial’s expectations regarding its operating revenues, expenses, effective tax rates and other results of operations;
•	Carolina Financial’s anticipated capital expenditures and estimates regarding its capital requirements;
•	Carolina Financial’s liquidity and working capital requirements;
•	competitive pressures among depository and other financial institutions;

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•	the growth rates of the markets in which Carolina Financial competes;
•	Carolina Financial’s anticipated strategies for growth and sources of new operating revenues;
•	Carolina Financial’s current and future products, services, applications and functionality and plans to promote them;
•	anticipated trends and challenges in Carolina Financial’s business and in the markets in which it operates;
•	the evolution of technology affecting our products, services and markets;
•	acquisition integration risks, including potential deposit attrition, higher than expected costs, customer loss and business disruption, including, without limitation, potential difficulties in maintaining relationships with key personnel and other integration related matters, and the inability to identify and successfully negotiate and complete additional combinations with potential merger or acquisition partners or to successfully integrate such businesses, including the ability to realize the benefits and cost savings from, and limit any unexpected liabilities associated with, any such business combinations;
•	Carolina Financial’s ability to stay abreast of new or modified laws and regulations that currently apply or become applicable to it business;
•	estimates and estimate methodologies used in preparing Carolina Financial’s consolidated financial statements and determining option exercise prices; and
•	other risks and uncertainties detailed from time to time in Carolina Financial’s filings with the SEC.

Because of these and other risks and uncertainties, Carolina Financial’s or First South’s actual future results may be materially different from the results indicated by any forward-looking statements. In addition, Carolina Financial’s and First South’s past results of operations do not necessarily indicate their future results. Therefore, both companies caution you not to place undue reliance on their forward-looking information and statements. Neither company undertakes any obligation to update or otherwise revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

All forward-looking statements in this joint proxy statement/prospectus are based on information available to Carolina Financial and First South as of the date of this joint proxy statement/prospectus. Although both companies believe that the expectations reflected in our forward-looking statements are reasonable, neither company can guarantee you that these expectations will be achieved. Both companies undertake no obligation to publicly update or otherwise revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

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THE CAROLINA FINANCIAL PROPOSALS

Carolina Financial Proposal 1 – Approval of the Merger Agreement

At the Carolina Financial special meeting, the Carolina Financial stockholders will be asked to approve the merger agreement. Holders of Carolina Financial common stock should read this joint proxy statement/prospectus carefully and in its entirety, including the Annexes, for more detailed information concerning the merger agreement and the merger. A copy of the merger agreement is attached to this joint proxy statement/prospectus as Annex A.

After careful consideration, the Carolina Financial board of directors unanimously adopted the merger agreement, authorized and approved the merger and the transactions contemplated by the merger agreement and determined the merger agreement and the merger to be advisable and in the best interests of Carolina Financial and its stockholders.

The Carolina Financial board of directors unanimously recommends that Carolina Financial stockholders vote “FOR” the proposal to approve the merger agreement.

Carolina Financial Proposal 2 – Approval of Issuance of Carolina Financial Shares to First South Stockholders in the Merger

At the Carolina Financial special meeting, the Carolina Financial stockholders will be asked to approve the issuance of shares of Carolina Financial common stock to First South stockholders in connection with the merger. If the merger is completed, First South stockholders will receive 0.5200 shares of Carolina Financial common stock, subject to adjustment under specified conditions. Approval of this proposal is required under NASDAQ listing rules and is a condition to the closing of the merger.

After careful consideration, the Carolina Financial board of directors unanimously approved the issuance of shares of Carolina Financial common stock to First South stockholders in connection with the merger.

The Carolina board of directors unanimously recommends that Carolina Financial stockholders vote “FOR” the proposal to approve the issuance of shares of Carolina Financial common stock to First South stockholders in connection with the merger.

Carolina Financial Proposal 3 – Carolina Financial Adjournment Proposal

The Carolina Financial special meeting may be adjourned to another time or place if there are insufficient votes represented at the Carolina Financial special meeting to constitute a quorum necessary to conduct business at the Carolina Financial special meeting or if there are insufficient votes necessary to obtain the approval of Proposals 1 and 2.

Carolina Financial requests that its stockholders authorize the holder of any proxy solicited by the Carolina Financial board of directors on a discretionary basis to vote in favor of adjourning the Carolina Financial special meeting to another time or place, if determined necessary or appropriate by Carolina Financial, to solicit additional proxies (including the solicitation of proxies from Carolina Financial stockholders who have previously voted). Approval of this proposal is not a condition to the closing of the merger.

The Carolina Financial board of directors unanimously recommends that Carolina Financial stockholders vote “FOR” approval of the Carolina Financial adjournment proposal.

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THE FIRST SOUTH PROPOSALS

First South Proposal 1 – Approval of the Merger Agreement

At the First South special meeting, the First South stockholders will be asked to approve the merger agreement. Holders of First South common stock should read this joint proxy statement/prospectus carefully and in its entirety, including the Annexes, for more detailed information concerning the merger agreement and the merger. A copy of the merger agreement is attached to this joint proxy statement/prospectus as Annex A.

After careful consideration, the First South board of directors unanimously adopted the merger agreement, authorized and approved the merger and the transactions contemplated by the merger agreement and determined the merger agreement and the merger to be advisable and in the best interests of First South and its stockholders.

The First South board of directors unanimously recommends that First South stockholders vote “FOR” the proposal to approve the merger agreement.

First South Proposal 2 – First South Merger-Related Compensation Proposal

Section 14A of the Exchange Act and Rule 14a-21(c) under the Exchange Act require that First South seek a nonbinding advisory vote from its stockholders to approve the “golden parachute” compensation that its named executive officers will receive in connection with the merger discussed in “The Merger—Interests of Executive Officers, Employees, and Directors of First South in the Merger.” As required by these provisions, First South is asking its stockholders to vote on the adoption of the following resolution:

“RESOLVED, that the compensation that may be paid or become payable to First South’s named executive officers in connection with the merger, as disclosed in the table entitled “Golden Parachute Compensation” pursuant to Item 402(t) of Regulation S-K, including the associated narrative discussion, and the agreements or understandings pursuant to which such compensation may be paid or become payable, are hereby APPROVED.”

The vote with respect to this proposal is an advisory vote and will not be binding on First South, Carolina Financial, or the combined company. Therefore, regardless of whether First South stockholders approve this proposal, if the merger agreement is approved by the stockholders and completed, the “golden parachute” compensation will still be paid to such named executive officers to the extent payable in accordance with the terms of such compensation contracts and arrangements. Approval of this proposal is not a condition to the closing of the merger.

The First South board of directors unanimously recommends that you vote “FOR” approval of the First South merger-related compensation proposal.

First South Proposal 3 – First South Adjournment Proposal

The First South special meeting may be adjourned to another time or place if there are insufficient votes represented at the First South special meeting to constitute a quorum necessary to conduct business at the First South special meeting or if there are insufficient votes necessary to obtain the approval of Proposal 1.

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First South requests that its stockholders authorize the holder of any proxy solicited by the First South board of directors on a discretionary basis to vote in favor of adjourning the First South special meeting to another time or place, if determined necessary or appropriate by First South, to solicit additional proxies (including the solicitation of proxies from First South stockholders who have previously voted). Approval of this proposal is not a condition to the closing of the merger.

The First South board of directors unanimously recommends that First South stockholders vote “FOR” the proposal to adjourn the First South special meeting, if necessary or appropriate to solicit additional proxies.

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THE CAROLINA FINANCIAL SPECIAL MEETING

Date, Time and Place

The special meeting of Carolina Financial stockholders will be held at the Charleston Country Club, 1 Country Club Drive, Charleston, SC 29412, on October 24, 2017 at 4:00 p.m., local time. On or about September 6, 2017, Carolina Financial commenced mailing this joint proxy statement/prospectus and the enclosed form of proxy to its stockholders entitled to vote at the Carolina Financial special meeting.

Purpose of the Carolina Financial Special Meeting

At the Carolina Financial special meeting, Carolina Financial stockholders will be asked to consider and vote on the following:

•	a proposal to approve the merger agreement;

•	a proposal to approve the issuance of shares of Carolina Financial common stock to First South stockholders in connection with the merger; and

•	the adjournment proposal.

Completion of the merger is conditioned on approval of the merger agreement and approval of the issuance of shares of Carolina Financial common stock to First South stockholders in connection with the merger, among other conditions. Completion of the merger is not conditioned on the approval of the Carolina Financial adjournment proposal.

Recommendation of the Carolina Financial Board of Directors

At a special meeting held on June 9, 2017, the Carolina Financial board of directors unanimously determined that the merger and the other transactions contemplated by the merger agreement, including the issuance of shares of Carolina Financial common stock to First South stockholders in connection with the merger, are in the best interests of Carolina Financial and its stockholders. The Carolina Financial board of directors unanimously recommends that Carolina Financial stockholders vote “FOR” the proposal to approve the merger agreement, “FOR” the proposal to approve the issuance of shares of Carolina Financial common stock to First South stockholders in connection with the merger, and “FOR” the adjournment proposal.

Carolina Financial stockholders should carefully read this joint proxy statement/prospectus, including any documents incorporated by reference and the Annexes in their entirety, for more detailed information concerning the merger and the transactions contemplated by the merger agreement.

Carolina Financial Record Date; Stockholders Entitled to Vote

The record date for the Carolina Financial special meeting is August 28, 2017. Only record holders of shares of Carolina Financial common stock at the close of business on such date are entitled to notice of, and to vote at, the Carolina Financial special meeting or any adjournment or postponement of the meeting. At the close of business on the record date, the only outstanding voting securities of Carolina Financial were shares of Carolina Financial common stock, and 16,197,152 shares of Carolina Financial common stock were issued and outstanding and entitled to vote at the Carolina Financial special meeting.

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Each share of Carolina Financial common stock outstanding on the record date of the Carolina Financial special meeting is entitled to one vote on each proposal and any other matter coming before the Carolina Financial special meeting.

Voting by Carolina Financial’s Directors and Executive Officers

At the close of business on the record date for the Carolina Financial special meeting, Carolina Financial directors and executive officers and their affiliates were entitled to vote 1,568,005 shares of Carolina Financial common stock or approximately 9.59% of the shares of Carolina Financial common stock outstanding on that date.

Quorum and Adjournment

No business may be transacted at the Carolina Financial special meeting unless a quorum is present. Stockholders who hold shares representing at least a majority of the shares entitled to vote at the Carolina Financial special meeting must be present in person or by proxy to constitute a quorum. If a quorum is not present, the chairman may adjourn the meeting to solicit additional proxies. In addition, if fewer shares are voted than the number of shares required to obtain the necessary Carolina Financial stockholder approvals, then the special meeting may be adjourned to allow additional time for obtaining additional proxies, if the approval of a majority of the votes cast at the special meeting on the Carolina Financial adjournment proposal is obtained.

No notice of an adjourned meeting need be given if the time and place of the adjourned meeting are announced at the special meeting unless, after the adjournment, a new record date is fixed for the adjourned meeting, in which case a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting. At any adjourned meeting, all proxies will be voted in the same manner as they would have been voted at the original convening of the special meeting, except for any proxies that have been effectively revoked or withdrawn prior to the adjourned meeting.

All shares of Carolina Financial common stock represented at the Carolina Financial special meeting, either in person or by proxy, including failures to vote, broker non-votes and abstentions, will be treated as present for purposes of determining the presence or absence of a quorum.

Required Vote

The required votes to approve the Carolina Financial proposals are as follows:

•	The approval of the merger agreement requires the affirmative vote of a majority of the issued and outstanding shares of Carolina Financial common stock entitled to vote at the Carolina Financial special meeting. Failures to vote, broker non-votes and abstentions will have the same effect as votes against this proposal.

•	The approval of the issuance of shares of Carolina Financial common stock to First South stockholders in connection with the merger requires the approval of a majority of the votes cast on this proposal at the Carolina Financial special meeting, assuming a quorum. Failures to vote, broker non-votes and abstentions will have no effect on the vote for this proposal.

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•	The approval of the adjournment proposal requires the approval of a majority of the votes cast on this proposal at the Carolina Financial special meeting, regardless of whether or not there is a quorum. Failures to vote, broker non-votes and abstentions will have no effect on the vote for this proposal.

Voting of Proxies by Holders of Record

If you were a record holder of Carolina Financial common stock at the close of business on the record date of the Carolina Financial special meeting, a proxy card is enclosed for your use. Carolina Financial requests that you vote your shares as promptly as possible by (i) visiting the internet site listed on the Carolina Financial proxy card, (ii) calling the toll-free number listed on the Carolina Financial proxy card or (iii) submitting your Carolina Financial proxy card by mail by using the provided self-addressed, stamped envelope. Information and applicable deadlines for voting through the internet or by telephone are set forth on the enclosed proxy card. When the accompanying proxy is returned properly executed, the shares of Carolina Financial common stock represented by it will be voted at the Carolina Financial special meeting or any adjournment or postponement of the meeting in accordance with the instructions contained in the proxy card. Your internet or telephone vote authorizes the named proxies to vote your shares in the same manner as if you had marked, signed and returned a proxy card.

If a proxy is returned without an indication as to how the shares of Carolina Financial common stock represented are to be voted with regard to a particular proposal, the Carolina Financial common stock represented by the proxy will be voted in accordance with the recommendation of the Carolina Financial board of directors and, therefore, “FOR” the proposal to approve the merger agreement, “FOR” the proposal to approve the issuance of shares of Carolina Financial common stock to First South stockholders in connection with the merger, and “FOR” the adjournment proposal.

As of the date hereof, the Carolina Financial board of directors has no knowledge of any business that will be presented for consideration at the Carolina Financial special meeting and that would be required to be set forth in this joint proxy statement/prospectus or the related proxy card other than the matters set forth in Carolina Financial’s Notice of Special Meeting of Stockholders. If any other matter is properly presented at the Carolina Financial special meeting for consideration, the persons named in the enclosed form of proxy and acting thereunder will vote in accordance with their discretion on such matter.

Your vote is important. If you were a record holder of Carolina Financial common stock on the record date of the Carolina Financial special meeting, please sign and return the enclosed proxy card, or vote via the internet or telephone, regardless of whether or not you plan to attend the Carolina Financial special meeting in person. Proxies submitted through the specified internet website or by phone must be received by 11:59 p.m., Eastern Time, on October 23, 2017.

Shares Held in Street Name

If you hold shares of Carolina Financial common stock through a stock brokerage account, bank or other nominee, you are considered the “beneficial holder” of the shares held for you in what is known as “street name.” The “record holder” of such shares is your broker, bank or other nominee, and not you, and you must provide the record holder of your shares with instructions on how to vote your shares. Please follow the voting instructions provided by your broker, bank or other nominee. Please note that you may not vote shares held in street name by returning a proxy card directly to Carolina Financial or by voting in person at the Carolina Financial special meeting unless you have a “legal proxy,” which you must obtain from your broker, bank or other nominee. Please also note that brokers, banks or other nominees who hold shares of Carolina Financial common stock on behalf of their customers may not give a proxy to Carolina Financial to vote those shares without specific instructions from their customers.

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If you are a Carolina Financial stockholder and you do not instruct your broker, bank or other nominee on how to vote your shares, your broker, bank or other nominee may not vote your shares on any of the Carolina Financial proposals.

Attending the Meeting; Voting in Person

Only Carolina Financial stockholders, their duly appointed proxies and invited guests may attend the meeting. All attendees must present government-issued photo identification (such as a driver’s license or passport) for admittance. The additional items, if any, that attendees must bring depend on whether they are stockholders of record, beneficial owners, or proxy holders.

A Carolina Financial stockholder who holds shares directly registered in such stockholder’s name with Carolina Financial’s transfer agent, Computershare, and who wishes to attend the special meeting in person should bring government-issued photo identification.

A stockholder who holds shares in “street name” through a broker, bank, trustee or other nominee (referred to in this joint proxy statement/prospectus as a “beneficial owner”) and who wishes to attend the special meeting in person must bring proof of beneficial ownership as of the record date, such as a letter from the broker, bank, trustee or other nominee that is the record owner of such beneficial owner’s shares, a brokerage account statement or the voting instruction form provided by the broker.

A person who holds a validly executed proxy entitling such person to vote on behalf of a record owner of Carolina Financial shares and who wishes to attend the special meeting in person must bring the validly executed proxy naming such person as the proxy holder, signed by the Carolina Financial stockholder, and proof of the signing stockholder’s record ownership as of the record date.

No cameras, recording equipment or other electronic devices will be allowed in the meeting room. Failure to provide the requested documents at the door or failure to comply with the procedures for the special meeting may prevent stockholders from being admitted to the Carolina Financial special meeting.

Revocation of Proxies

A Carolina Financial stockholder may revoke a proxy at any time before it is voted at the meeting by taking any of the following four actions:

•	delivering written notice of revocation to Carolina Financial’s Corporate Secretary, M. J. Huggins III, 288 Meeting Street, Charleston, South Carolina 29401;

•	delivering a proxy card bearing a later date than the proxy that you wish to revoke;

•	casting a subsequent vote via telephone or the internet, as described above; or

•	attending the meeting and voting in person.

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Merely attending the meeting will not, by itself, revoke your proxy; you must cast a subsequent vote at the meeting using forms provided for that purpose. Your last valid vote that we receive before or at the special meeting is the vote that will be counted.

Solicitation of Proxies

Carolina Financial is soliciting proxies for the Carolina Financial special meeting from its stockholders. In accordance with the merger agreement, Carolina Financial will pay its own costs of soliciting proxies from its stockholders, including the cost of mailing this joint proxy statement/prospectus. In addition to solicitation of proxies by mail, proxies may be solicited by Carolina Financial’s officers, directors and regular employees, without additional remuneration, by personal interview, telephone or other means of communication.

Carolina Financial will make arrangements with brokerage houses, custodians, nominees and fiduciaries to forward proxy solicitation materials to beneficial owners of Carolina Financial common stock. Carolina Financial may reimburse these brokerage houses, custodians, nominees and fiduciaries for their reasonable expenses incurred in forwarding the proxy materials.

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THE FIRST SOUTH SPECIAL MEETING

Date, Time and Place

The special meeting of First South stockholders will be held on October 26, 2017, at 11:00 a.m., local time, at the First South Bank Operations Center, 220 Creekside Drive, Washington, NC 27889. On or about September 6, 2017, First South commenced mailing this joint proxy statement/prospectus and the enclosed form of proxy to its stockholders entitled to vote at the First South special meeting.

Purpose of the First South Special Meeting

At the First South special meeting, First South stockholders will be asked to consider and vote on the following:

•	a proposal to approve the merger agreement;
•	a proposal to approve the First South merger-related compensation proposal; and
•	the adjournment proposal.

Completion of the merger is conditioned on approval of the merger agreement by the First South stockholders, among other conditions. Completion of the merger is not conditioned on the approval of the First South merger-related compensation proposal or the First South adjournment proposal.

Recommendations of the First South Board of Directors

The First South board of directors has unanimously determined that the merger is advisable and in the best interests of First South and its stockholders. The First South board of directors unanimously recommends that First South stockholders vote “FOR” the proposal to approve the merger agreement, “FOR” the First South merger-related compensation proposal, and “FOR” the adjournment proposal.

First South stockholders should carefully read this joint proxy statement/prospectus, including any documents incorporated by reference, and the Annexes in their entirety for more detailed information concerning the merger and the transactions contemplated by the merger agreement.

First South Record Date; Stockholders Entitled to Vote

The record date for the First South special meeting is August 25, 2017. Only holders of record of shares of First South common stock at the close of business on such date will be entitled to notice of, and to vote at, the First South special meeting and any adjournment or postponements of the meeting. At the close of business on the record date, the only outstanding voting securities of First South were common stock, and 9,503,691 shares of First South common stock were issued and outstanding and entitled to vote at the First South special meeting.

Each share of First South common stock outstanding on the record date for the First South special meeting is entitled to one vote on each proposal to be considered at the First South special meeting.

Voting by First South’s Directors and Executive Officers

At the close of business on the record date for the First South special meeting, First South’s directors and executive officers and their affiliates were entitled to vote 634,416 shares of First South common stock or approximately 6.68% of the shares of First South common stock outstanding on that date. In connection with the merger agreement, the First South directors and certain of its executive officers entered into support agreements with Carolina Financial, in their capacities as stockholders, agreeing to vote in favor of the approval of the merger agreement, subject to certain limited exceptions.

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Quorum and Adjournment

No business may be transacted at the First South special meeting unless a quorum is present. Stockholders who hold shares representing at least one-third of the shares entitled to vote at the First South special meeting must be present in person or by proxy to constitute a quorum. If a quorum is not present, the chairman may adjourn the meeting to solicit additional proxies. In addition, if fewer shares are voted than the number of shares required to obtain the necessary First South stockholder approvals, then the special meeting may be adjourned to allow additional time for obtaining additional proxies, if the approval of a majority of the votes cast at the special meeting on the First South adjournment proposal is obtained.

No notice of an adjourned meeting needs to be given if the time and place of the adjourned meeting are announced at the special meeting unless, after the adjournment, a new record date is fixed for the adjourned meeting, in which case a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting. At any adjourned meeting, all proxies will be voted in the same manner as they would have been voted at the original convening of the special meeting, except for any proxies that have been effectively revoked or withdrawn prior to the adjourned meeting.

All shares of First South common stock represented at the First South special meeting, either in person or by proxy, including abstentions, broker non-votes and failures to vote, will be treated as present for purposes of determining the presence or absence of a quorum.

Required Vote

The required votes to approve the First South proposals are as follows:

•	The approval of the merger agreement requires the affirmative vote of two-thirds of the issued and outstanding shares of First South common stock entitled to vote at the First South special meeting. Abstentions, broker non-votes and failures to vote will have the same effect as votes cast against this proposal.

•	The approval of the First South merger-related compensation proposal requires the affirmative vote of a majority of the votes cast in person or by proxy at the special meeting, assuming a quorum is present. Abstentions, broker non-votes and failures to vote will have no effect on the outcome of this proposal.

•	The approval of the adjournment proposal requires the affirmative vote of a majority of the votes cast in person or by proxy at the special meeting, regardless of whether or not there is a quorum. Abstentions, broker non-votes and failures to vote will have no effect on the outcome of this proposal.

Voting of Proxies by Holders of Record

If you were a record holder of First South common stock at the close of business on the record date of the First South special meeting, a proxy card is enclosed for your use. First South requests that you vote your shares as promptly as possible by (i) voting through the internet site listed on the First South proxy card, (ii) calling the toll-free number listed on the First South proxy card or (iii) submitting your First South proxy card by mail by using the provided self-addressed, stamped envelope. Information and applicable deadlines for voting through the internet or by telephone are set forth on the enclosed proxy card. When the accompanying proxy is returned properly executed, the shares of First South common stock represented by it will be voted at the First South special meeting or any adjournment or postponement of the meeting in accordance with the instructions contained in the proxy card. Your internet or telephone vote authorizes the named proxies to vote your shares in the same manner as if you had marked, signed and returned a proxy card.

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If a proxy is returned without an indication as to how the shares of First South common stock represented are to be voted with regard to a particular proposal, the First South common stock represented by the proxy will be voted in accordance with the recommendation of the First South board of directors and, therefore, “FOR” the proposal to approve the merger agreement, “FOR” the First South merger-related compensation proposal, and “FOR” the First South adjournment proposal.

At the date hereof, the First South board of directors has no knowledge of any business that will be presented for consideration at the First South special meeting and that would be required to be set forth in this joint proxy statement/prospectus or the related proxy card other than the matters set forth in First South’s Notice of Special Meeting of Stockholders. If any other matter is properly presented at the First South special meeting for consideration, the persons named in the enclosed form of proxy and acting thereunder will vote in accordance with their discretion on such matter.

Your vote is important. Accordingly, if you were a record holder of First South common stock on the record date of the First South special meeting, please sign and return the enclosed proxy card or vote via the internet or telephone, regardless of whether or not you plan to attend the First South special meeting in person. Proxies submitted through the specified internet website must be received by 1:00 a.m., Eastern Time, on October 26, 2017.

Shares Held in Street Name

If you hold shares of First South common stock through a stock brokerage account, bank or other nominee, you are considered the “beneficial holder” of the shares held for you in what is known as “street name.” The “record holder” of such shares is your broker, bank or other nominee, and not you, and you must provide the record holder of your shares with instructions on how to vote your shares. Please follow the voting instructions provided by your broker, bank or other nominee. Note that you may not vote shares held in street name by returning a proxy card directly to First South or by voting in person at the First South special meeting unless you have a “legal proxy,” which you must obtain from your broker, bank or other nominee. Please also note that brokers, banks or other nominees who hold shares of First South common stock on behalf of their customers may not give a proxy to First South to vote those shares without specific instructions from their customers.

If you are a First South stockholder and you do not instruct your broker, bank or other nominee on how to vote your shares, your broker, bank or other nominee may not vote your shares on any of the First South proposals.

Attending the Meeting; Voting in Person

Only First South stockholders, their duly appointed proxies, and invited guests may attend the meeting. All attendees must present government-issued photo identification (such as a driver’s license or passport) for admittance. The additional items, if any, that attendees must bring depend on whether they are stockholders of record, beneficial owners, or proxy holders.

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A First South stockholder who holds shares directly registered in such stockholder’s name with First South’s transfer agent, Computershare, and who wishes to attend the special meeting in person should bring government-issued photo identification.

A stockholder who holds shares in “street name” through a broker, bank, trustee or other nominee (referred to as a “beneficial owner”) and who wishes to attend the special meeting in person must bring proof of beneficial ownership as of the record date, such as a letter from the broker, bank, trustee or other nominee that is the record owner of such beneficial owner’s shares, a brokerage account statement or the voting instruction form provided by the broker.

A person who holds a validly executed proxy entitling such person to vote on behalf of a record owner of First South shares and who wishes to attend the special meeting in person must bring the validly executed proxy naming such person as the proxy holder, signed by the First South stockholder, and proof of the signing stockholder’s record ownership as of the record date.

No cameras, recording equipment or other electronic devices will be allowed in the meeting room. Failure to provide the requested documents at the door or failure to comply with the procedures for the special meeting may prevent stockholders from being admitted to the First South special meeting.

Revocation of Proxies

If you are a First South record holder (i.e., you hold your shares directly instead of through a brokerage account, bank or other nominee) and you change your mind after you return your proxy, you may revoke it and change your vote at any time before the polls close at the First South special meeting. You may do this by:

•	delivering written notice of revocation to First South’s Corporate Secretary, William L. Wall, 1311 Carolina Avenue Washington, North Carolina 27889
•	delivering a proxy card bearing a later date than the proxy that you wish to revoke;

•	casting a subsequent vote via telephone or the internet; or

•	attending the meeting and voting in person.

Merely attending the meeting will not, by itself, revoke your proxy; you must cast a subsequent vote at the meeting using forms provided for that purpose.

If you hold your shares through a brokerage account, you must contact your brokerage firm to revoke your proxy.

Solicitation of Proxies

First South is soliciting proxies for the First South special meeting from its stockholders. In accordance with the merger agreement, First South will pay its own costs of soliciting proxies from its stockholders, including the cost of mailing this joint proxy statement/prospectus. In addition to solicitation of proxies by mail, proxies may be solicited by First South’s officers, directors and regular employees, without additional remuneration, by personal interview, telephone or other means of communication.

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First South will make arrangements with brokerage houses, custodians, nominees and fiduciaries to forward proxy solicitation materials to beneficial owners of First South common stock. First South may reimburse these brokerage houses, custodians, nominees and fiduciaries for their reasonable expenses incurred in forwarding the proxy materials.

To help assure the presence in person or by proxy of the largest number of stockholders possible, we have engaged Morrow Sodali LLC, a proxy solicitation firm, which we refer to as “Morrow”, to solicit proxies on First South’s behalf. We have agreed to pay to Morrow a proxy solicitation fee of $10,000. We will also reimburse Morrow for its reasonable out-of-pocket costs and expenses.

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THE MERGER

The descriptions of the terms and conditions of the merger, the merger agreement, and any related documents in this joint proxy statement/prospectus are qualified in their entirety by reference to the copy of the merger agreement attached as Annex A to this joint proxy statement/prospectus, to the registration statement, of which this joint proxy statement/prospectus is a part, and to the exhibits to the registration statement.

General

The Carolina Financial board of directors is using this joint proxy statement/prospectus to solicit proxies from the holders of Carolina Financial common stock for use at the Carolina Financial special stockholders’ meeting. At the same time, the First South board of directors is using this joint proxy statement/prospectus to solicit proxies from the holders of First South common stock for use at the First South special stockholders’ meeting.

At the Carolina Financial special stockholders’ meeting and the First South special stockholders’ meeting, holders of Carolina Financial common stock and holders of First South common stock, respectively, will be asked to vote upon the adoption of the merger agreement, among other things. The merger will not be completed unless Carolina Financial’s stockholders and First South’s stockholders adopt the merger agreement and, by doing so, approve the proposed merger.

Effects of the Merger

At the effective time of the merger, First South will merge with and into Carolina Financial. Carolina Financial will be the surviving entity following the merger.

In the merger, each outstanding share of First South common stock will be converted into the right to receive 0.5200 shares of Carolina Financial common stock, together with cash paid in lieu of any fractional share of Carolina Financial common stock. If the closing price of Carolina Financial common stock is greater than $35.14 just prior to closing of the merger and it has outperformed the NASDAQ Bank Index by 15% or more between signing and closing, the exchange ratio will be decreased automatically based upon the change in the NASDAQ Bank Index. If the closing price of Carolina Financial common stock is less than $25.98 just prior to closing and it has underperformed the NASDAQ Bank Index by 15% or more between signing and closing, First South can terminate the merger agreement unless Carolina Financial elects to increase the exchange ratio or add cash consideration to make up the difference, based upon the change in the NASDAQ Bank Index. Carolina Financial stockholders will continue to hold their existing Carolina Financial shares.

Background of the Merger

As part of the ongoing oversight and management of their respective companies, the Carolina Financial board of directors and the First South board of directors each regularly review and assess their respective companies’ long-term strategic goals and opportunities, and consider ways to enhance their respective company’s performance and prospects in light of competitive and other relevant developments, all with the goal of enhancing stockholder value. For each company, these reviews have included periodic discussions with respect to strategic alternatives, including potential business combinations, acquisitions and dispositions.

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Members of First South’s senior management team have regularly met with representatives of various investment banking firms experienced in the banking industry to discuss market conditions, current industry trends, First South’s performance, and potential transaction opportunities. In June 2016, First South engaged Sandler O’Neill & Partners, L.P., or Sandler, to conduct a strategic review and to determine an approximate valuation of First South. The First South board decided to engage Sandler following a series of events beginning in December 2015. On December 18, 2015, First South received a letter from a stockholder dated December 16, 2015 requesting that First South include in its proxy statement for its 2016 annual meeting of stockholders a proposal for a stockholder resolution recommending that the First South board take the necessary steps to achieve a sale, merger, or other disposition of First South. The First South board opposed the proposal and recommended that stockholders vote against it at the 2016 annual meeting held on May 26, 2016. The proposal was defeated. Although the First South board did not believe the time was appropriate to pursue a strategic transaction in the spring of 2016, it thought it prudent to obtain an independent review and valuation in light of the stockholder proposal and its potential impact in the market. The First South board wished to be prepared in the event it was approached to consider merger discussions in the wake of the defeated stockholder proposal. Representatives of Sandler presented and discussed their completed strategic review and valuation with the First South board at a meeting on July 11, 2016. Following this meeting, First South’s management and board determined that the appropriate course of action was to take steps to improve First South’s financial results while remaining open to discussions with potential strategic partners should such opportunities arise.

On September 30, 2016, First South’s President and Chief Executive Officer, Bruce W. Elder, spoke with a representative of another financial institution, which we refer to as Bank A. At the time, Bank A was actively involved in acquiring another financial institution, but indicated it had an interest in acquiring First South and expected to be able to entertain more serious discussions in the first quarter of 2017. On October 5, 2016, another representative of Bank A indicated to a representative of Raymond James that Bank A would be willing to offer consideration equivalent to $12.00 per common share of First South.

On the morning of October 13, 2016, representatives of another financial institution, which we refer to as Bank B, contacted Mr. Elder and requested a meeting that afternoon. At this meeting, the representatives of Bank B delivered a written indication of interest outlining Bank B’s desire to acquire First South for $11.50 per share in cash or a combination of cash and preferred stock of Bank B. Mr. Elder informed the chairman of the First South board, Frederick N. Holscher, of this development on the evening of October 13, 2016. On October 14, 2016, Mr. Elder spoke by telephone with a representative of Bank B. Mr. Elder informed Bank B that the First South board would consider Bank B’s indication of interest at a special meeting to be held on October 17, 2016. However, based on the recently completed valuation analysis, Mr. Elder indicated that the consideration offered by Bank B was not likely to be sufficient. The representative of Bank B verbally increased the offer to $12.50 per share in cash or a combination of cash and preferred stock in Bank B. Bank B requested a response from First South no later than October 27, 2016.

The First South board held a special meeting on October 17, 2016. Representatives of Raymond James and of Wyrick Robbins Yates & Ponton LLP, or Wyrick Robbins, First South’s outside legal counsel, were also in attendance. The First South board considered and discussed the preliminary offers of Bank A and Bank B. In light of these offers, the First South board directed Raymond James to perform a thorough market analysis using financial data as of September 30, 2016, with the goal of providing the First South board with an up-to-date estimate of how First South might be valued in a merger or acquisition situation. Mr. Elder requested that Bank B extend its deadline for a response from First South beyond the October 27 date previously indicated by Bank B. Bank B agreed to extend the deadline to November 15, 2016. The First South board agreed to reconvene on November 14, 2016 to review Raymond James’s analysis and formulate a response to Bank B. On November 2, 2016, First South formally engaged Raymond James to perform the requested analysis and to serve as First South’s financial advisor in connection with any strategic transaction involving First South.

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The First South board held a special meeting on November 14, 2016. Representatives of Raymond James attended the meeting in order to present the results of their market analysis of First South and its potential valuation in a merger or acquisition transaction. In the opinion of Raymond James, First South’s value in a potential merger or acquisition transaction was between $13.00 and $15.50 per share. Following discussion and based on the valuation analysis, the First South board elected not to pursue any further discussions with Bank B at the price level proposed by Bank B in its October 13, 2016 communication with Mr. Elder. The First South board indicated to Bank B that it would reconsider its strategic alternatives after First South’s 2016 financial results were available.

Given that (1) the First South board believed that an offer of a combination of cash and preferred stock was not in the best interest of stockholders and (2) that the First South board believed Bank B was likely to make additional overtures in the first quarter of 2017, the First South board also decided to explore opportunities with other financial institutions in an effort to maximize stockholder value. Specifically, the First South board instructed Raymond James to contact Carolina Financial and arrange a meeting between Mr. Elder and representatives of Carolina Financial’s management team. As part of its analysis, Raymond James had identified Carolina Financial as an emerging acquirer and potential merger partner for First South. Raymond James believed Carolina Financial would be able to offer consideration on the higher end of the valuation range of $13.00 to $15.50 per share.

In early November 2016, an electronic data room was established by Raymond James for the purpose of housing certain information regarding First South to be used by potential merger partners in their due diligence investigations of First South.

The First South board also discussed Bank A at its November 14, 2016, meeting. The analysis prepared by Raymond James indicated that Bank A had the ability to pay a per share acquisition price in the lower half of the valuation range. After discussion, the First South board decided to pursue discussions with Carolina Financial prior to re-engaging with Bank A. At this point in time, the First South board’s goal was to explore an all-stock alternative to a potential future offer that Bank B might make of cash or mixed stock and cash consideration. Since the analysis indicated Carolina Financial had the most capacity to pay, the First South board decided to explore that opportunity, while leaving open the option of renewing contact with Bank A.

On November 18, 2016, First South entered into a confidentiality agreement with a third financial institution, which we refer to as Bank C. Under the terms of the confidentiality agreement, Bank C agreed to not to disclose First South’s confidential information and also agreed not to solicit to employ any of First South’s employees for a period of one year from the date of the agreement. The confidentiality agreement also contained a “standstill” provision whereby Bank C agreed that for a period of one year from the date of the agreement, it would not, without First South’s prior written consent, (i) either in its own capacity or as part of a group, acquire, offer to acquire, or agree to acquire more than 5% of the outstanding shares of First South’s common stock or securities exercisable for more than 5% of the outstanding shares of First South’s common stock; (ii) make a stockholder proposal or participate in any solicitation of proxies to vote any of First South’s voting securities against any proposal supported by First South’s management; (iii) seek to “control” (as defined in federal banking regulations) the management, board of directors, or policies of First South; (iv) seek or propose any merger, consolidation, business combination, sale or purchase of assets or securities, or similar transaction of or involving First South or any of its subsidiaries; (v) have any discussions or enter into any arrangements, understandings, or agreements (whether written or oral) with, or advise, finance, assist or encourage any other persons in connection with any of the foregoing, or make any investment in any other person that engages, or offers or proposes to engage, in any of the foregoing; (vi) make any publicly disclosed proposal regarding any of the foregoing; or (vii) assist any other party, directly or indirectly, in taking any action which would be prohibited by the foregoing provisions.

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On December 14, 2016, First South received a letter from a stockholder, dated December 14, 2016, requesting that First South include in its proxy statement for its 2017 annual meeting of stockholders a proposal for a stockholder resolution recommending that the First South board take the necessary steps to achieve a sale, merger, or other disposition of First South. This request was substantially identical to the request that led to the stockholder proposal being included in the proxy materials for First South’s 2016 annual meeting of stockholders.

In December of 2016, Mr. Elder contacted Bank C to determine if Bank C had any interest in a potential business combination transaction with First South. After consideration, Bank C elected not to pursue a transaction with First South.

On December 29, 2016, First South entered into a confidentiality agreement with Bank A. The terms of the confidentiality agreement, including the standstill provision, were similar to those contained in the confidentiality agreement between First South and Bank C described above.

Following the U.S. presidential election on November 8, 2016, and continuing into the new year, there was a general increase in the prices of financial institution stocks and a material increase in valuations in the financial institutions sector. This economic environment served as a backdrop for the First South board’s continued consideration of its strategic alternatives in 2017.

On January 13, 2017, representatives of Bank A verbally indicated that Bank A would be willing to pay $12.00 to $15.50 per share in an all-stock transaction to acquire First South. At a January 26, 2017 meeting, the First South board agreed to a meeting with representatives of Bank A to discuss Bank A’s verbal indication of interest in acquiring First South. Also during this time, Mr. Elder had been in contact with Jerold L. Rexroad, President and Chief Executive Officer of Carolina Financial. Mr. Rexroad indicated that Carolina Financial remained highly interested in a transaction with First South, but would not be in a position to deliver a written indication of interest until later in the first quarter of 2017 due to an ongoing acquisition transaction. The First South board approved of Mr. Elder scheduling additional meetings with Mr. Rexroad.

On February 10, 2017, the First South board and representatives from Raymond James met with an executive officer of Bank A to gain a better understanding of Bank A’s long-term strategic plans and further discuss the benefits of a business combination. Following this presentation, the parties attempted to schedule a meeting between Mr. Elder and the executive officer of Bank A to whom Mr. Elder would report in the event First South merged with Bank A. Due to scheduling conflicts, this meeting never occurred. Bank A subsequently announced it was entering into a transaction with another financial institution.

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On February 16, 2017, First South entered into a confidentiality agreement with a fourth financial institution, which we refer to as Bank D. The standstill provision of the confidentiality agreement with Bank D was different from the standstill provisions in the confidentiality agreements with Banks A and C. Under the standstill provision in the agreement with Bank D, Bank D agreed that, for a period of one year from the date of the agreement, it would not, without the prior written consent of First South: (i) either in its own capacity or as part of a group, acquire, offer to acquire or agree to acquire by purchase, tender offer or otherwise more than 5% of the outstanding shares of common stock of First South; (ii) seek to “control” (as defined in federal banking regulations) the management, board of directors, or policies of First South; (iii) seek or propose any merger, consolidation, business combination, sale or purchase of assets or securities, or similar transaction of or involving First South or any of its subsidiaries; (iv) make a stockholder proposal or participate in any solicitation of proxies to vote any voting securities of First South against any proposal supported by First South’s management regarding any of the foregoing; (v) have any discussions or enter into any arrangements, understandings or agreements (written or oral) with, or advise, finance, assist or encourage, any other persons in connection with any of the foregoing; (vi) make any publicly disclosed proposal regarding any of the foregoing; or (vii) assist any other party, directly or indirectly in taking any action which would be prohibited by the foregoing provisions. The confidentiality agreement with Bank D also provided that the restrictions in the standstill provision would terminate if First South entered into a definitive agreement with respect to, or publicly announced that it planned to enter into, a transaction involving all or a controlling portion of its equity securities or all or substantially all of its assets, whether by merger, consolidation, business combination, tender or exchange offer, recapitalization, restructuring, sale, equity issuance or otherwise. Mr. Elder met with a representative of Bank D on February 16, 2017, at the request of Bank D. Discussions were held regarding a possible merger of equals of First South and Bank D. Because of timing with respect to other ongoing discussions, representatives of First South and Bank D discussed pricing expectations and quickly determined that further conversations were not likely to lead to any meaningful results.

On February 22, 2017, the First South board and representatives from Raymond James met with Mr. Rexroad and William A. Gehman, III, Executive Vice President and Chief Financial Officer of Carolina Financial, to gain a better understanding of Carolina Financial’s long-term strategic plans and to further discuss the benefits of a business combination.

On February 23, 2017, the First South board met and was joined by representatives of Raymond James. Raymond James had prepared an analysis comparing potential transactions between First South and Bank A or Carolina Financial. At the time of this meeting, Carolina Financial had verbally indicated it would be willing to pay $15.00 to $15.50 per share to acquire First South and Bank A had verbally indicated it would be willing to pay $15.50 to $17.00 per share. The First South board engaged in discussion with Raymond James on the merits of a potential transaction with either Bank A or Carolina Financial. Following this discussion, the First South board instructed Raymond James to inform Carolina Financial of Bank A’s verbal indication of interest with a range up to $17.00 per share and to provide Carolina Financial with an opportunity to reconsider its verbal indication. The First South board also instructed Raymond James to inform Bank A that it would reconvene at a future date to consider its strategic alternatives.

As a result of Raymond James’s communication with Carolina Financial subsequent to the February 23, 2017 board meeting, Carolina Financial requested access to a significant amount of additional information regarding First South. In late February, an additional electronic data room was opened and access to given solely to Carolina Financial. On February 28, 2017, Mr. Elder and Scott C. McLean, Executive Vice President and Chief Financial Officer of First South, met with Messrs. Rexroad and Gehman, along with a representative of Raymond James, to discuss, among other things, due diligence findings as well as operational and corporate integration issues. Following this additional investigation and discussion, Carolina Financial verbally indicated a proposed exchange ratio of 0.5150 to 0.5175 shares of Carolina Financial common stock for each share of First South common stock.

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On March 12, 2017, a special meeting of the First South board was convened for the purpose of determining whether First South should pursue a path to remain independent or to actively pursue a partnership with Carolina Financial or Bank A. Representatives from Raymond James made a presentation outlining the future value of First South on a standalone basis compared to the value as a partner with the other banks. The board determined that a partnership with either Bank A or Carolina Financial had the potential to increase stockholder value more than First South might accomplish as an independent bank. Raymond James presented an analysis comparing the two verbal indications. Bank A’s verbal indication was converted to a range of fixed exchange ratios. The analysis, using each company’s 10-day average closing price as of March 10, resulted in a per share price range for Carolina Financial of $15.62 to $15.70 and a range of $15.14 to $16.60 for Bank A. Both verbal indications were subject to due diligence findings. Due to the amount of due diligence conducted by Carolina Financial, the resulting tightening of the range of the proposed exchange ratio and Carolina Financial’s current and future projected performance, the board determined that pursuing a merger transaction with Carolina Financial was in the best interest of stockholders.

The First South board next met on March 23, 2017. Representatives of Raymond James presented a draft letter of intent from Carolina Financial dated March 17, 2017 for the acquisition of First South and provided a more detailed overview of a potential transaction with Carolina Financial, including price protection features, representation on the board of the combined company, treatment of First South equity awards, personnel issues, and the creation of a Carolina Financial regional advisory board for North Carolina. The First South board directed Raymond James to discuss and clarify these issues with Carolina Financial in anticipation of Carolina Financial submitting a written letter of intent to acquire First South in the near future.

On April 3, 2017, Carolina Financial provided Raymond James with a non-binding letter of intent to acquire First South. The financial terms provided for an all-stock transaction with an exchange ratio of 0.5150 to 0.5175 shares of Carolina Financial common stock for each share of First South common stock. This exchange ratio would be finalized subject to completion of Carolina Financial’s due diligence on First South. The letter indicated that the merger consideration would include possible adjustments based on 15% thresholds for (A) the trading price of Carolina Financial’s common stock and (B) the price performance of Carolina Financial’s common stock against the Nasdaq Bank Index. The letter further indicated that two directors of First South would be invited to join the Carolina Financial board and that the other First South directors would be asked to serve on an Eastern North Carolina Advisory Board for CresCom Bank. The letter also contained an exclusivity provision. This provision required that First South refrain from (A) participating in any negotiations or soliciting, initiating or seeking to encourage submission of inquiries, proposals or offers from any potential buyer of First South; (B) entering into any agreement or taking any action that by its terms or effect was intended to adversely affect the ability of Carolina Financial and First South to consummate a merger; or (C) furnishing or authorizing any agent or representative to furnish any information concerning the proposed merger to any party. The exclusivity period began on the date the proposal was accepted by First South and ended on the earlier of (A) 45 days thereafter or (B) Carolina Financial’s written notification to First South that it did not intend to consummate the proposed transaction. During the exclusivity period, First South was required to notify Carolina Financial of any unsolicited inquiries, proposals, or offers from any other potential buyer of First South. Carolina Financial requested a response to its letter no later than 12:00 p.m. Eastern Time on April 7, 2017. First South accepted Carolina Financial’s non-binding letter of intent on April 4, 2017 at a special meeting of the First South board.

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On April 28, 2017, a representative of Bank B contacted Raymond James and Mr. Elder by e-mail. The representative indicated Bank B’s desire to continue discussions regarding the acquisition of First South and that Bank B would like to increase its proposed consideration and further indicated that Bank B would deliver a letter containing its updated proposal on or after May 16, 2017.

The expiration date of the exclusivity period under the Carolina Financial letter of intent was May 19, 2017. On May 4, 2017, the First South board met to consider Carolina Financial’s request to extend the exclusivity period to June 10, 2017. In light of the verbal indication from Bank B that an updated offer proposal would be forth coming on May 16, 2017, the board elected to not extend the exclusivity period in order to potentially enter into conversations with Bank B.

On May 16, 2017, Bank B delivered a non-binding indication of interest letter to First South. The letter indicated that each share of First South’s common stock would be converted into the right to receive consideration of between $14.50 and $17.50 per share. The consideration would be, at the holder’s option, in the form of cash, Bank B preferred stock (5.75% fixed rate dividend for ten years, non-callable for ten years), or a combination of cash and Bank B preferred stock. The specific amount of the consideration was subject to reduction and would be established at the conclusion of Bank B’s due diligence. The letter had an expiration date of 5:30 p.m. on May 31, 2017 if not accepted prior to then by First South.

Upon receipt, First South reviewed Bank B’s indication of interest letter with its financial and legal advisors. Per the terms of the Carolina Financial letter of intent, First South also notified Carolina Financial in writing of the existence of Bank’s B’s indication of interest and provided a summary of its material terms to Carolina Financial.

Also on May 16, 2017, Raymond James received an updated letter of intent from Carolina Financial offering a fixed exchange ratio of 0.5163 shares of Carolina Financial common stock for each share of First South common stock. The letter also asked for an exclusivity period running from the date the proposal was accepted until June 12, 2017. First South did not accept this letter of intent and allowed the exclusivity period under the original letter of intent to expire on May 19, 2017.

On May 22, 2017, after the expiration of the exclusivity period with Carolina Financial, Mr. Elder, along with representatives of Raymond James and Wyrick Robbins, met with representatives of Bank B to discuss Bank B’s indication of interest and a proposed acquisition of First South by Bank B.

On May 24, 2017, Nelson Mullins Riley & Scarborough LLP, or Nelson Mullins, legal counsel to Carolina Financial, provided a draft merger agreement to Wyrick Robbins. The following day, May 25, 2017, Nelson Mullins provided draft employment agreement for Mr. Elder and for Cornelius J. Sullivan to Wyrick Robbins. Over the succeeding days, First South and Carolina Financial, with the assistance of their respective legal counsel and financial advisors, negotiated the provisions of the merger agreement and ancillary documents. Key terms negotiated between the first draft of the merger agreement delivered on May 24, 2017 and the draft of the merger agreement presented to the First South board on June 9, 2017 included, among others: (A) covenants regarding the conduct of First South’s business prior to the closing of the merger, (B) the amount of the termination fee payable by First South if the merger agreement was terminated under certain circumstances, (C) the circumstances in which the merger agreement may be terminated, and (D) the representations and warranties of First South and Carolina Financial.

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On May 25, 2017, the First South board met with its advisors from Raymond James and Wyrick Robbins to discuss the May 22nd meeting with Bank B, the draft definitive merger agreement received from Carolina Financial on May 24th and to receive current information on the general state of bank mergers and acquisitions in the Carolinas. Over an eight-day period from the end of April to the beginning of May, four bank mergers had occurred involving North Carolina banks which impacted certain merger pricing metrics since the board last reviewed merger and acquisition data. The board concluded that based on the amount of time that had transpired since negotiations with Carolina Financial began, the growth in First South’s balance sheet and earnings projected for the second quarter of 2017 and the pricing for recently announced merger transactions, that the fixed exchange ratio of 0.5163 was too low and instructed Raymond James to request that Carolina financial consider increasing the exchange ratio to 0.5263.

On May 26, 2017, Carolina Financial verbally agreed to increase the exchange ratio to 0.5200 shares of Carolina Financial common stock for each share of First South common stock. The board of First South agreed to the verbal indication. Carolina Financial delivered a letter to Raymond James wherein it reaffirmed the terms of its letter of intent dated April 3, 2017. The May 26 letter proposed an exchange ratio of 0.5200 shares of Carolina Financial common stock for each share of First South common stock in an all-stock transaction. The May 26 letter also contained an exclusivity provision similar to that contained in Carolina Financial’s April 3 letter. The exclusivity period began on the date the proposal was accepted by First South and ended on the earlier of (A) June 10, 2017 or (B) Carolina Financial’s written notification to First South that it did not intend to consummate the proposed transaction. The exclusivity provision was subject to an automatic ten-day extension if Carolina Financial and First South were still actively pursuing a transaction on June 10, 2017.

On May 31, 2017, the deadline for First South to respond to Bank B’s indication of interest expired. After consulting with the First South board and its financial and legal advisors, First South’s management had determined to allow Bank B’s indication of interest to expire. The reasons for this decision are summarized below.

On June 1, 2017, First South accepted Carolina Financial’s May 26 updated letter of intent.

Subsequently, Carolina Financial and First South also continued to conduct due diligence and Messrs. Elder and Sullivan continued to negotiate and finalize their respective employment agreements with Carolina Financial. On June 2, 2017, representatives of First South and Raymond James conducted due diligence interviews of representatives of Carolina Financial.

On June 5, 2017, the First South board received a letter from Bank B. The letter referenced Bank B’s May 16, 2017 indication of interest to acquire First South and the fact that First South had allowed the indication of interest to expire. In the June 5 letter, Bank B reiterated its interest in First South and stated it was prepared to make an offer to acquire First South at a price of $17.00 per share to be paid either in all cash or, as previously indicated, in the form of a combination of cash and Bank B preferred stock. The amount of the consideration was subject to Bank B’s due diligence investigation of First South. Bank B also indicated in its letter that it intended to publicly announce its proposal to acquire First South on June 15, 2017. As required by the letter of intent with Carolina Financial, First South notified Carolina Financial of Bank B’s letter and reviewed the letter with First South’s financial and legal advisors.

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On the afternoon of June 7, 2017, the First South board held a meeting at which the potential merger transaction with Carolina Financial and the proposal from Bank B were discussed. It was made clear at the outset of the meeting that the First South board would not be voting to approve any transaction at this meeting. The purpose of the meeting was to provide the First South board with an opportunity to review, consider, and discuss the situation. Representatives from Raymond James and Wyrick Robbins were also present at this meeting and provided an update on the status of merger discussions. Raymond James presented a financial analysis of the proposed merger with Carolina Financial and a description and analysis of the price protection features of the merger agreement. Wyrick Robbins reviewed the proposed merger agreement with Carolina Financial in detail with the board. The board, with the assistance of Raymond James and Wyrick Robbins, engaged in extensive discussion of the proposed merger with Carolina Financial and the advantages and disadvantages of a merger with Carolina Financial as compared to a potential transaction with Bank B. The board discussed, among other things, the advantages and disadvantages of cash versus stock consideration, the status of due diligence, the risk of losing the potential transaction with Carolina Financial to pursue a more uncertain potential transaction with Bank B, pro forma ownership percentages, and tax considerations.

First South and Carolina Financial, with the assistance of their respective advisors, continued negotiation of the merger agreement. On June 9, 2017, the First South board met and further considered the proposed merger with Carolina Financial and reviewed the latest draft of the merger agreement. Representatives of Raymond James attended the meeting and representatives of Wyrick Robbins joined the meeting by telephone. Raymond James presented the financial analysis supporting its fairness opinion, including a review of selected regional transactions, a review of selected national transactions, an analysis of the proposed consideration in the form of common stock of Carolina Financial, pro forma ownership percentages, and tax considerations. Based on this analysis, Raymond James stated it was prepared to deliver a written opinion stating that the proposed exchange ratio in the merger of 0.5200 shares of Carolina Financial common stock for each share of First South’s common stock was fair to First South’s stockholders from a financial point of view. On June 9, the value of the proposed merger consideration from Carolina Financial was approximately $16.89 per share, based on Carolina Financial’s closing price that day. The closing price of First South common stock on that day was $14.60.

The First South board also discussed the indication of interest and follow-up letter from Bank B. After having discussed and considered Bank B’s offer over a period of several weeks and a series of meetings, the First South board determined not to pursue a transaction with Bank B. The First South board’s decision was based on the following factors, among others:

•	The limited potential upside to First South’s stockholders of a cash transaction.
•	The illiquidity of any preferred stock consideration.
•	The lack of ownership by First South’s stockholders in the combined company on a going-forward basis.

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•	The risk of losing the proposed merger with Carolina Financial, for which due diligence and negotiations were substantially complete.

•	Market overlap and anti-competitive concerns that would be present in a transaction with Bank B that are not present in the proposed merger with Carolina Financial.

•	The tax consequences to First South’s stockholders of a cash transaction.

•	The recent strong performance of Carolina Financial’s common stock.

Following extensive review and discussion, including consideration of the factors described under “— First South’s Reasons for the Merger; Recommendation of First South’s Board of Directors” beginning on page 61, and consideration of the above referenced presentations, the First South board unanimously voted to approve the merger and the merger agreement with Carolina Financial, and directed First South’s management to finalize and execute a definitive merger agreement on the terms presented at the meeting.

Carolina Financial’s board also met on June 9, 2017 and unanimously approved the merger. At this meeting, KBW reviewed the financial aspects of the proposed merger and rendered to the Carolina Financial’s board of directors an opinion to the effect that, as of that date and subject to the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by KBW as set forth in such opinion, the exchange ratio in the proposed merger was fair, from a financial point of view, to Carolina Financial.

Carolina Financial and First South executed the merger agreement after their respective board meetings on June 9, 2017 and, before the financial markets opened on the morning on June 12, 2017, issued a joint press release announcing the execution of the merger agreement and the terms of the merger.

First South’s Reasons for the Merger; Recommendation of the First South Board of Directors

After careful consideration, First South’s board of directors, at a meeting held on June 9, 2017, unanimously determined the merger agreement and the transactions contemplated thereby to be fair and in the best interest of First South and its stockholders. Accordingly, First South’s board of directors adopted and approved the merger agreement and unanimously recommends that First South’s stockholders vote “FOR” the approval of the merger agreement.

In evaluating the merger agreement and reaching its decision to adopt and approve the merger agreement and recommend that First South’s stockholders approve the merger agreement, First South’s board consulted with First South’s management, as well as its outside legal and financial advisors, and considered a number of factors, including the following material factors (not in any relative order of importance):

•	First South’s board’s knowledge and understanding of First South’s business, operations, financial condition, asset quality, earnings and prospects, and of Carolina Financial’s business, operations, financial condition, asset quality, earnings and prospects, taking into account the presentations made by Carolina Financial officers and information provided by First South’s financial advisors;

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•	its understanding of Carolina Financial’s commitment to enhancing its strategic position in eastern North Carolina, its prospects for the future and its projected financial results and First South’s board’s belief that the combined enterprise would benefit from Carolina Financial’s ability to take advantage of economies of scale and grow in the current economic environment;
•	Carolina Financial’s earnings track record and the market performance of its common stock;
•	the ability of First South’s stockholders to benefit from Carolina Financial’s potential growth and stock appreciation since it is more likely that the combined entity will have superior future earnings and prospects compared to First South’s earnings and prospects on an independent basis as the result of greater operating efficiencies and better penetration of commercial and consumer markets;
•	the perceived ability of Carolina Financial to complete a merger transaction from a financial and regulatory perspective;
•	the financial and other terms of the merger agreement, including the exchange ratio and tax treatment, which First South’s board reviewed with its outside financial and legal advisors, including:
•	First South’s ability, under certain circumstances specified in and prior to the time First South’s stockholders approve the merger agreement (i) to provide non-public information in response to a written acquisition proposal from a third party and (ii) participate in discussions or negotiations with a third party making such proposal, if, in each case, the acquisition proposal was not the result of a material violation of the provisions of the merger agreement relating to the solicitation of acquisition proposals, and if First South’s board, prior to taking any such actions, determines in good faith, after consultation with its outside legal counsel, that failure to take such actions would violate First South’s board’s fiduciary duties under applicable law and, after consultation with its financial advisor and outside counsel, that such acquisition proposal constitutes a superior proposal;
•	the fact that the outside date under the merger agreement allows for sufficient time to complete the merger;
•	First South’s board’s belief, based on the then-current market price of Carolina Financial common stock, that the proposed merger with Carolina Financial would generally be a tax-free transaction to First South’s stockholders;
•	the level of effort that Carolina Financial must use under the merger agreement to obtain required regulatory approvals, and the prospects for such approvals being obtained in a timely fashion and without the imposition of any adverse conditions; and
•	its review of the potential costs associated with executing the merger agreement, including change in control, severance and related costs, as well as estimated advisor fees, which First South’s board concluded were reasonable and would not affect the advice from, or the work performed by senior management of First South or First South’s financial advisors in connection with the evaluation of the merger and the merger agreement by First South’s board;

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•	the complementary aspects of the First South and Carolina Financial businesses, including customer focus, geographic coverage, business orientation and compatibility of the companies’ management operating styles;
•	the potential expense-saving and revenue-enhancing opportunities in connection with the merger, the related potential impact on the combined company’s earnings and the fact that the nature of the merger consideration would allow former First South stockholders to participate in the potential future upside as Carolina Financial stockholders;
•	the anticipated effect of the acquisition on First South’s retained employees and the terms of severance for employees who would not be retained;
•	the long-term and short-term interests of First South and its stockholders, and the interests of First South’s employees, customers, creditors and suppliers, and the community and societal considerations of the communities in which First South maintains offices;
•	the financial analyses provided by Raymond James, First South’s financial advisor, regarding the merger, and its opinion, delivered to First South’s board on June 9, 2017, that as of that date, the merger consideration to be received under the terms of the merger agreement was fair, from a financial point of view, to First South’s stockholders;
•	its knowledge of the current environment in the financial services industry, including national, regional and local economic conditions, continued industry consolidation, increased regulatory burdens, evolving trends in technology and increasing nationwide and global competition, the current financial market conditions, the current environment for community banks, particularly in the Carolinas, and the likely effects of these factors on First South’s and the combined company’s potential growth, development, productivity, profitability and strategic options, and the historical prices of First South and Carolina Financial common shares;
•	its knowledge of First South’s prospects as an independent entity, including challenges relating to increasing regulatory burdens and overhead expense, and First South’s ability to increase capital to support growth;
•	its knowledge of the strategic alternatives available to First South, including the challenges for organic growth by a financial institution of First South’s size; and
•	its belief that the merger is more favorable to First South’s stockholders than the alternatives to the merger, which belief was formed based on the careful review undertaken by First South’s board of directors, with the assistance of its management, outside legal and financial advisors.

With respect to the indication of interest received from Bank B as described above, the First South’s board’s reasons for pursing the merger with Carolina Financial as opposed to a transaction with Bank B included the following (not in any relative order of importance):

•	The limited potential upside to First South’s stockholders of a cash transaction such as the one proposed by Bank B.
•	The illiquidity of any preferred stock consideration as was proposed by Bank B.

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•	The lack of ownership by First South’s stockholders in the combined company on a going-forward basis.
•	The risk of losing the proposed merger with Carolina Financial, for which due diligence and negotiations were substantially complete at the time of Bank B’s indication of interest letter.
•	Market overlap and anti-competitive concerns that would be present in a transaction with Bank B that are not present in the proposed merger with Carolina Financial.
•	The tax consequences to First South’s stockholders of a cash transaction such as the one proposed by Bank B.
•	The recent strong performance of Carolina Financial’s common stock.

First South’s board also considered potential risks and a variety of potential negative factors in connection with its deliberations concerning the merger agreement and the merger, including the following material factors (not in any relative order of importance):

•	the fact that, while First South expects that the merger will be consummated, there can be no assurance that all conditions to the parties’ obligations to complete the merger agreement will be satisfied, including the risk that certain regulatory approvals, the receipt of which are conditions to the consummation of the merger, might not be obtained, and, as a result, the merger may not be consummated;
•	the restrictions on the conduct of First South’s business prior to the completion of the merger, which are customary for public company merger agreements involving financial institutions, but which, subject to specific exceptions, could delay or prevent First South from undertaking business opportunities that may arise or any other action it would otherwise take with respect to the operations of First South absent the pending completion of the merger;
•	the significant risks and costs involved in connection with entering into or completing the merger, or failing to complete the merger in a timely manner, or at all, including as a result of any failure to obtain required regulatory approvals or stockholder approval, such as the risks and costs relating to diversion of management and employee attention from other strategic opportunities and operational matters, potential employee attrition, and the potential effect on business and customer relationships;
•	the fact that First South would be prohibited from soliciting acquisition proposals after execution of the merger agreement, and the possibility that the $5,750,000 termination fee payable by First South upon the termination of the merger agreement under certain circumstances could discourage other potential acquirers from making a competing bid to acquire First South;
•	the fact that some of First South’s directors and executive officers have other interests in the merger that are different from, or in addition to, their interests as First South stockholders, including, but not limited to, the specific terms of the employment agreements offered to Mr. Elder and Mr. Sullivan; and
•	the possibility of litigation in connection with the merger.

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Based on the factors described above, the board of First South determined that the merger with Carolina Financial and the merger of First South Bank with CresCom Bank would be advisable and in the best interests of First South and its stockholders and other constituencies the board was authorized by the articles of incorporation to consider, and adopted the merger agreement and resolved to recommend its approval to the stockholders of First South.

The foregoing discussion of the information and factors considered by First South’s board is not intended to be exhaustive but includes the material factors considered by First South’s board. In view of the wide variety of factors considered in connection with its evaluation of the merger and the complexity of these matters, First South’s board did not find it useful, and did not attempt, to quantify, rank or otherwise assign relative weights to these factors. In considering the factors described above, the individual members of First South’s board may have given different weight to different factors. First South’s board conducted an overall analysis of the factors described above including through discussions with, and questioning of, First South’s management and First South’s legal and financial advisors, and considered the factors overall to be favorable to, and to support, its determination.

Carolina Financial’s Reasons for the Merger and Recommendation of the Carolina Financial Board of Directors

Carolina Financial’s board of directors believes that the completion of the merger presents a unique opportunity for Carolina Financial to further its strategic plan by expanding its franchise and banking operations in the eastern and central North Carolina markets, which Carolina Financial believes is an attractive market area in North Carolina, and which is contiguous to its existing markets in southeastern North Carolina. Carolina Financial’s board of directors also noted that the merger furthered Carolina Financial’s strategic growth plan, would add a solid core deposit base, diversify its loan portfolio composition, be immediately accretive to earnings and be a good cultural fit.

The terms of the merger, including the merger consideration, are the result of arm’s-length negotiations between representatives of Carolina Financial and First South. In reaching its decision to approve the merger, Carolina Financial’s board of directors consulted with its legal advisors regarding the terms of the transaction and with management of Carolina Financial. In approving the entry into the merger agreement, Carolina Financial’s board of directors considered the following material factors:

•	The merger represents an attractive opportunity to continue to execute on its strategic objective of disciplined, profitable growth;
•	First South represents a scarce market expansion opportunity as one of the few suitable community banks in the attractive eastern and central North Carolina markets, which have strong demographics complementary and contiguous to Carolina Financial’s expansion into the southeastern North Carolina market;
•	The merger would expand and diversify Carolina Financial’s markets, and further diversify its loan portfolio, revenue and deposit mix;
•	First South is a very well-managed, quality organization with strong historical earnings and a service-focused business model;

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•	First South’s and Carolina Financial’s respective management teams share a common business vision and commitment to their respective clients, stockholders, employees and other constituencies;
•	The two companies have complementary service-focused business models;
•	Carolina Financial’s management believes that the merger would be immediately accretive to Carolina Financial’s earnings per share (excluding one-time charges) due to a combination of revenue synergies and cost savings opportunities for the combined company. Revenue synergies will be derived from Carolina Financial having a greater array of products and services to offer to the former First South customers, as well as having the ability to provide expanded credit availability through Carolina Financial’s higher capital resources; and
•	The Carolina Financial board’s belief that the merger is likely to provide an increase in stockholder value, including the benefits of a stronger strategic position.

In addition, Carolina Financial’s board of directors considered the opinion, dated June 9, 2017, of KBW to the Carolina Financial board of directors as to the fairness, from a financial point of view and as of the date of the opinion, to Carolina Financial of the exchange ratio in the proposed merger, as more fully described below under “Opinion of Carolina Financial’s Financial Advisor.”

Carolina Financial’s board of directors also considered potential risks associated with the merger in connection with its deliberations of the proposed transaction, including the challenges of integrating First South’s business, operations, and workforce with those of Carolina Financial, the potential negative impact on Carolina Financial’s stock price and the need to obtain stockholder and regulatory approvals in order to complete the transaction.

Carolina Financial’s board of directors considered all of these factors as a whole and, on balance, Carolina Financial’s board of directors believes that the opportunities created by the merger to increase the value of Carolina Financial’s franchise more than offset any integration or other risks inherent in the merger.

The foregoing discussion of the information and factors considered by Carolina Financial’s board of directors is not exhaustive, but includes the material factors considered by Carolina Financial’s board of directors. In view of the wide variety of factors considered by Carolina Financial’s board of directors in connection with its evaluation of the merger and the complexity of these matters, Carolina Financial’s board of directors did not consider it practical to, nor did it attempt to, quantify, rank or otherwise assign relative weights to the specific factors that it considered in reaching its decision. In considering the factors described above, individual members of Carolina Financial’s board of directors may have given different weights to different factors.

The Carolina Financial board of directors unanimously adopted the merger agreement, authorized the merger and the other transactions contemplated by the merger agreement, and determined that the merger and the other transactions contemplated by the merger agreement, including the issuance of shares of Carolina Financial common stock to First South stockholders in connection with the merger, are in the best interests of Carolina Financial and its stockholders. Accordingly, the Carolina Financial board of directors unanimously recommends that Carolina Financial stockholders vote “FOR” the proposal to approve the merger agreement, “FOR” the proposal to approve the issuance of shares of Carolina Financial common stock to First South stockholders in connection with the merger, and “FOR” the Carolina Financial adjournment proposal.

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Opinion of First South’s Financial Advisor

First South retained Raymond James as its financial advisor on November 2, 2016. Pursuant to that engagement, the First South board of directors requested that Raymond James deliver its opinion as to the fairness, from a financial point of view, to the holders of First South’s outstanding common stock of the exchange ratio to be received by such holders pursuant to the merger agreement.

At the June 9, 2017 meeting of the First South board, representatives of Raymond James delivered its written opinion to the First South board dated June 9, 2017, as to the fairness, as of such date, from a financial point of view, to the holders of First South’s outstanding common stock of the exchange ratio to be received by such holders in the merger pursuant to the merger agreement, based upon and subject to the qualifications, assumptions and other matters considered in connection with the preparation of its opinion.

The full text of the written opinion of Raymond James is attached as Annex C to this document. The summary of the opinion of Raymond James set forth in this document is qualified in its entirety by reference to the full text of such written opinion. Holders of First South common stock are urged to read the opinion in its entirety.

Raymond James provided its opinion for the information of the First South board of directors (solely in each director’s capacity as such) in connection with, and for purposes of, its consideration of the merger and its opinion only addresses whether the exchange ratio to be received by the holders of First South common stock in the merger pursuant to the merger agreement was fair, from a financial point of view, to such holders as of the date of such opinion. The opinion of Raymond James does not address any other term or aspect of the merger agreement or the merger contemplated thereby. The Raymond James opinion does not constitute a recommendation to the First South board or to any holder of First South common stock as to how the First South board, such stockholder or any other person should vote or otherwise act with respect to the merger or any other matter. Raymond James did not express any opinion as to the likely trading range of Carolina Financial common stock following the date of the opinion, which may vary depending on numerous factors that generally impact the price of securities or on the financial condition of Carolina Financial at that time. Raymond James also does not express any opinion as to the trading price of Carolina Financial common stock relative to its historical or future financial condition or results of operations.

In connection with its review of the proposed merger and the preparation of its opinion, Raymond James, among other things:

•	reviewed the financial terms and conditions as stated in the draft of the merger agreement dated as of June 9, 2017, which is referred to in this section as the “Draft Agreement”;

•	reviewed certain information related to the historical, current and future operations, financial condition and prospects of First South made available to Raymond James by First South, including, but not limited to, financial projections prepared by the management of First South relating to First South for the period ending December 31, 2022, as approved for Raymond James’ use by First South, which are referred to in this section as the “Projections”;

•	reviewed First South’s and Carolina Financial’s recent public filings and certain other publicly available information regarding First South and Carolina Financial;

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•	reviewed financial, operating and other information regarding First South and Carolina Financial and the industry in which they operate;

•	reviewed the financial and operating performance of First South and those of other selected public companies that Raymond James deemed to be relevant;

•	considered the publicly available financial terms of certain transactions that Raymond James deemed to be relevant;

•	reviewed the current and historical market prices and trading volume for shares of First South common stock, and the current market prices of the publicly traded securities of certain other companies that Raymond James deemed to be relevant;

•	conducted such other financial studies, analyses and inquiries and considered such other information and factors, as Raymond James deemed appropriate; and

•	discussed with members of the senior management of First South certain information relating to the aforementioned and any other matters which Raymond James deemed relevant to its inquiry.

With First South’s consent, Raymond James assumed and relied upon the accuracy and completeness of all information supplied by or on behalf of First South, or otherwise reviewed by or discussed with Raymond James, and Raymond James did not undertake any duty or responsibility to, nor did Raymond James, independently verify any of such information. Raymond James did not make or obtain an independent appraisal of the assets or liabilities (contingent or otherwise) of First South. Raymond James is not an expert in the evaluation of loan and lease portfolios for purposes of assessing the adequacy of the allowances for loan losses; accordingly, it assumed that such allowances for losses are in the aggregate adequate to cover such losses. With respect to the Projections and any other information and data provided to or otherwise reviewed by or discussed with Raymond James, Raymond James, with First South’s consent, assumed that the Projections and such other information and data were reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of management of First South, and Raymond James relied upon First South to advise Raymond James promptly if any information previously provided became inaccurate or was required to be updated during the period of its review. Raymond James expressed no opinion with respect to the Projections or the assumptions on which they were based. Raymond James relied upon, without independent verification, First South’s assessment of its management and its legal, tax, accounting and regulatory advisors with respect to all legal, tax, accounting and regulatory matters, including without limitation that the merger will qualify as a reorganization under the provisions of Section 368(a) of the Internal Revenue Code. Raymond James assumed that the final form of the merger agreement would be substantially similar to the Draft Agreement reviewed by Raymond James and that the merger would be consummated in accordance with the terms of the merger agreement without waiver of or amendment to any of the conditions thereto and without adjustment to the exchange ratio. Furthermore, Raymond James assumed, in all respects material to its analysis, that the representations and warranties of each party contained in the merger agreement were true and correct and that each party will perform all of the covenants and agreements required to be performed by it under the merger agreement without being waived. Raymond James also relied upon and assumed, without independent verification, that (i) the merger would be consummated in a manner that complies in all respects with all applicable international, federal and state statutes, rules and regulations, and (ii) all governmental, regulatory or other consents and approvals necessary for the consummation of the merger would be obtained and that no delay, limitations, restrictions or conditions would be imposed or amendments, modifications or waivers made that would have an effect on the merger or First South that would be material to its analysis or opinion.

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Raymond James expressed no opinion as to the underlying business decision to effect the merger, the structure or tax consequences of the merger, or the availability or advisability of any alternatives to the merger. The Raymond James opinion is limited to the fairness, from a financial point of view, of the exchange ratio to be received by the holders of First South common stock. Raymond James expressed no opinion with respect to any other reasons (legal, business, or otherwise) that may support the decision of First South’s board of directors to approve or consummate the merger. Furthermore, no opinion, counsel or interpretation was intended by Raymond James on matters that require legal, accounting or tax advice. Raymond James assumed that such opinions, counsel or interpretations had been or would be obtained from appropriate professional sources. Furthermore, Raymond James relied, with the consent of First South, on the fact that First South was assisted by legal, accounting and tax advisors, and, with the consent of First South relied upon and assumed the accuracy and completeness of the assessments by First South and its advisors, as to all legal, accounting and tax matters with respect to First South and the merger.

In formulating its opinion, Raymond James considered only the exchange ratio to be received by the holders of First South common stock, and Raymond James did not consider, and its opinion did not address, the fairness of the amount or nature of any compensation to be paid or payable to any of First South’s officers, directors or employees, or such class of persons, whether relative to the exchange ratio or otherwise. Raymond James was not requested to opine as to, and its opinion did not express an opinion as to or otherwise address, among other things: (1) the fairness of the merger to the holders of any class of securities, creditors or other constituencies of First South, or to any other party, except and only to the extent expressly set forth in the last sentence of its opinion or (2) the fairness of the merger to any one class or group of First South’s or any other party’s security holders or other constituencies vis-à-vis any other class or group of First South’s or such other party’s security holders or other constituencies (including, without limitation, the allocation of any consideration to be received in the merger amongst or within such classes or groups of security holders or other constituencies). Raymond James expressed no opinion as to the impact of the merger on the solvency or viability of First South or Carolina Financial or the ability of First South or Carolina Financial to pay their respective obligations when they come due.

Material Financial Analyses

The following summarizes the material financial analyses reviewed by Raymond James with the First South board of directors at its meeting on June 9, 2017, which material was considered by Raymond James in rendering its opinion. No company or transaction used in the analyses described below is identical or directly comparable to First South, Carolina Financial or the contemplated merger.

Selected Companies Analysis. Raymond James analyzed the relative valuation multiples of sixteen (16) publicly-traded bank holding companies, banks, and thrifts headquartered in the Southeast (Alabama, Arkansas, Florida, Georgia, Mississippi, North Carolina, South Carolina, Tennessee, Virginia and West Virginia) with the following characteristics: (i) listed on either the NASDAQ, NYSE, or NYSE MKT exchanges; (ii) total assets between $500 million and $2.0 billion; (iii) last twelve months (LTM) return on average assets (ROAA) between 0.50% and 1.25%; (iv) tangible common equity to tangible assets ratio between 6.0% and 12.0%; and (v) nonperforming assets to total assets ratio (NPAs / Assets) less than 3.00%. The aforementioned financial characteristics were shown for the bank subsidiary if consolidated data was unavailable, and the financial characteristics were based on the most recent last twelve months (“LTM”) period reported as of June 8, 2017. Raymond James excluded mutual holding companies, targets of announced mergers, and the four following companies: (i) Access National Corporation, which was the subject of a recently completed merger of equals transaction; (ii) Southern National Bancorp of Virginia, Inc., which was the subject of an announced merger of equals transaction; (iii) Live Oak Bancshares, Inc., which was not comparable due to its unique business model; and (iv) C&F Financial Corporation, which was not comparable due to its unique business model. The selected companies that Raymond James deemed relevant included the following:

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•	First Bancshares, Inc.
•	American National Bankshares Inc.
•	Premier Financial Bancorp, Inc.
•	Southern First Bancshares, Inc.
•	Entegra Financial Corp.
•	CapStar Financial Holdings, Inc.
•	Community Bankers Trust Corporation
•	Colony Bankcorp, Inc.
•	Peoples Bancorp of North Carolina, Inc.
•	Citizens Holding Company
•	Commerce Union Bancshares, Inc.
•	First Community Corporation
•	Select Bancorp, Inc.
•	Auburn National Bancorporation, Inc.
•	Fauquier Bankshares, Inc.
•	Bank of the James Financial Group, Inc.

Raymond James calculated various financial multiples for each company, including: price per share at close on June 8, 2017 compared to (i) tangible book value (TBV) per share at March 31, 2017; and (ii) LTM earnings per share (EPS) for the most recent LTM period reported. All financial multiples—TBV per share and LTM EPS—greater than two standard deviations away from the unadjusted mean were considered not meaningful. Raymond James reviewed the 75th percentile, mean, median and 25th percentile relative valuation multiples of the selected public companies. The results of the selected public companies analysis are summarized below:

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	Price /
	TBV per Share	LTM EPS
75th Percentile	178%	20.0	x
Mean	158%	19.0	x
Median	152%	18.2	x
25th Percentile	139%	17.9	x

Implied Transaction Metric	181%	20.4	x

Furthermore, Raymond James applied the 75th percentile, mean, median and 25th percentile relative valuation multiples for each of the metrics to First South’s actual financial results and then divided those values by Carolina Financial’s 20-day volume-weighted average closing price of $30.62 as of June 8, 2017 to derive an implied exchange ratio for shares of First South common stock. Raymond James then compared those implied exchange ratios to the exchange ratio of 0.5200. The results of this are summarized below:

	Price /
	TBV per Share	LTM EPS
75th Percentile	0.5114	0.5083
Mean	0.4528	0.4842
Median	0.4357	0.4630
25th Percentile	0.3992	0.4565

Exchange Ratio	0.5200	0.5200

Selected Transaction Analysis. Raymond James analyzed publicly available information relating to selected transactions announced since January 1, 2016 involving targets headquartered in the Southeast with (i) total assets between $500 million and $2.0 billion; (ii) LTM ROAA between 0.50% and 1.25%; (iii) tangible common equity to tangible assets ratio between 6.0% and 12.0%; and (iv) NPAs / Assets less than 3.00%. Raymond James also analyzed publicly available information relating to selected national transactions announced in the twelve-month period ended June 8, 2017 involving targets headquartered in the United States with (i) total assets between $500 million and $2.0 billion; (ii) LTM ROAA between 0.50% and 1.25%; (iii) tangible common equity to tangible assets ratio between 6.0% and 12.0%; and (iv) NPAs / Assets less than 3.00%. Financial data for the selected targets were based on the most recent twelve month period reported as of June 8, 2017. Both regional and national selected transaction analyses excluded (i) transactions without publicly disclosed deal value or key financial information; (ii) transactions with cumulative equity ownership acquired less than 100%; (iii) investor recapitalizations; and (iv) mergers of equals transactions. Profitability metrics, including LTM ROAA and LTM EPS, for certain target companies structured as Subchapter S corporations were adjusted to assume a normalized tax rate of 35%. Certain financial and valuation metrics for the target Royal Bancshares of Pennsylvania, Inc. were adjusted to exclude its $4.3 million valuation allowance reversal recorded in 2016. The selected transactions (with respective transaction announcement dates shown) used in the analyses included:

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Regional:

•	Acquisition of Capstone Bancshares, Inc. by SmartFinancial, Inc. (05/22/17)
•	Acquisition of Paragon Commercial Corporation by TowneBank (04/27/17)
•	Acquisition of Metropolitan BancGroup, Inc. by Renasant Corporation (01/17/17)
•	Acquisition of Gateway Financial Holdings of Florida, Inc. by CenterState Banks, Inc. (11/30/16)
•	Acquisition of Platinum Bank Holding Company by CenterState Banks, Inc. (10/18/16)
•	Acquisition of Carolina Bank Holdings, Inc. by First Bancorp (06/22/16)
•	Acquisition of Southeastern Bank Financial Corporation by South State Corporation (06/17/16)
•	Acquisition of Citizens National Bank by Simmons First National Corporation (05/18/16)
•	Acquisition of Avenue Financial Holdings, Inc. by Pinnacle Financial Partners, Inc. (01/28/16)

National:

•	Acquisition of Capstone Bancshares, Inc. by Smart Financial, Inc. (05/22/17)
•	Acquisition of Paragon Commercial Corporation by TowneBank (04/27/17)
•	Acquisition of Independence Alliance Banks, Inc. by First Merchants Corporation (02/17/17)
•	Acquisition of Citywide Banks of Colorado, Inc. by Heartland Financial USA, Inc. (02/13/17)
•	Acquisition of First Community Financial Partners, Inc. by First Busey Corporation (02/06/17)
•	Acquisition of Royal Bancshares of Pennsylvania, Inc. by Bryn Mawr Bank Corporation (01/31/17)
•	Acquisition of Metropolitan BancGroup, Inc. by Renasant Corporation (01/17/17)
•	Acquisition of Sovereign Bancshares, Inc. by Veritex Holdings, Inc. (12/14/16)
•	Acquisition of Heritage Oaks Bancorp by Pacific Premier Bancorp, Inc. (12/13/16)
•	Acquisition of Gateway Financial Holdings of Florida, Inc. by CenterState Banks, Inc. (11/30/16)

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•	Acquisition of Merchants Bancshares, Inc. by Community Bank System, Inc. (10/24/16)
•	Acquisition of Platinum Bank Holding Company by CenterState Banks, Inc. (10/18/16)
•	Acquisition of Jefferson County Bancshares, Inc. by Enterprise Financial Services Corp (10/11/16)
•	Acquisition of Ocean Shore Holding Co. by OceanFirst Financial Corp. (07/13/16)
•	Acquisition of Carolina Bank Holdings, Inc. by First Bancorp (06/22/16)
•	Acquisition of Southeastern Bank Financial Corporation by South State Corporation (06/17/16)

Raymond James examined valuation multiples of transaction value compared to the target companies’ (i) most recent quarter tangible book value per share; (ii) most recent LTM EPS; and (iii) core deposits (total deposits less time deposits greater than $100,000). All financial multiples—TBV, LTM EPS, and core deposit premiums—greater than two standard deviations away from the unadjusted mean were considered not meaningful. TBV per share and LTM EPS transaction valuation multiples were shown on a per share basis where possible, and if per share valuation metrics were unavailable, aggregate pricing multiples were used. Valuation multiples based on core deposits were based on aggregate transaction values. Raymond James reviewed the 75th percentile, mean, median and 25th percentile relative valuation multiples of the selected transactions. Furthermore, Raymond James applied the 75th percentile, mean, median and 25th percentile relative valuation multiples to First South’s actual TBV per share, LTM EPS and core deposits and divided those values by Carolina Financial’s 20-day volume-weighted average closing price of $30.62 as of June 8, 2017 to determine the implied exchange ratio for shares of First South common stock. Raymond James then compared those implied exchange ratios to the exchange ratio of 0.5200. The results of the selected transactions analysis are summarized below:

Regional:

	Deal Value per Share /
	TBV per Share	Implied Exchange Ratio
75th Percentile	209%	0.5993
Mean	183%	0.5256
Median	183%	0.5252
25th Percentile	155%	0.4444

Implied Transaction Metric	181%	0.5200

	Deal Value per Share /
	LTM EPS		Implied Exchange Ratio
75th Percentile	22.1	x	0.5633
Mean	21.9	x	0.5586
Median	21.9	x	0.5576
25th Percentile	18.6	x	0.4734

Implied Transaction Metric	20.4	x	0.5200

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	Premium /
	Core Deposits	Implied Exchange Ratio
75th Percentile	13.5%	0.6498
Mean	10.7%	0.5763
Median	10.0%	0.5564
25th Percentile	8.8%	0.5239

Implied Transaction Metric	8.8%	0.5200

National:

	Deal Value per Share /
	TBV per Share	Implied Exchange Ratio
75th Percentile	196%	0.5629
Mean	179%	0.5147
Median	183%	0.5252
25th Percentile	156%	0.4470

Implied Transaction Metric	181%	0.5200

	Deal Value per Share /
	LTM EPS		Implied Exchange Ratio
75th Percentile	22.9	x	0.5836
Mean	21.8	x	0.5548
Median	21.4	x	0.5443
25th Percentile	19.9	x	0.5071

Implied Transaction Metric	20.4	x	0.5200

	Premium /
	Core Deposits	Implied Exchange Ratio
75th Percentile	15.5%	0.7054
Mean	11.7%	0.6007
Median	10.4%	0.5670
25th Percentile	8.6%	0.5197

Implied Transaction Metric	8.8%	0.5200

Discounted Cash Flow Analysis. Raymond James analyzed the discounted present value of First South’s projected free cash flows for the years ending December 31, 2017 through December 31, 2022 on a stand-alone basis. Raymond James used tangible common equity in excess of a target ratio of 8.0% at the end of each projection period for free cash flow.

The discounted cash flow analysis was based on the Projections. Consistent with the periods included in the Projections, Raymond James used calendar year 2022 as the final year for the analysis and applied multiples, ranging from 12.0x to 18.0x, to calendar year 2022 adjusted net income in order to derive a range of terminal values for First South in 2022. Raymond James selected a range of terminal price-to-earnings multiples based upon the long-term average of the price-to-earnings multiple of selected banking indexes and current multiples for similar public companies.

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The projected free cash flows and terminal values were discounted using rates ranging from 11.4% to 13.4%. The resulting range of equity values was adjusted for options outstanding and divided by the number of diluted shares outstanding in order to arrive at a range of present values per First South share. The aforementioned present values were divided by Carolina Financial’s 20-day volume-weighted average closing price of $30.62 as of June 8, 2017 to derive a range of implied exchange ratios. Raymond James reviewed the range of exchange ratios derived in the discounted cash flow analysis and compared them to the exchange ratio in the merger. The results of the discounted cash flow analysis are summarized below:

Implied Exchange Ratio
Maximum	0.5807
Minimum	0.3742

Exchange Ratio	0.5200

Additional Considerations. The preparation of a fairness opinion is a complex process and is not susceptible to a partial analysis or summary description. Raymond James believes that its analyses must be considered as a whole and that selecting portions of its analyses, without considering the analyses taken as a whole, would create an incomplete view of the process underlying its opinion. In addition, Raymond James considered the results of all such analyses and did not assign relative weights to any of the analyses, but rather made qualitative judgments as to significance and relevance of each analysis and factor, so the ranges of valuations resulting from any particular analysis described above should not be taken to be the view of Raymond James as to the actual value of First South.

In performing its analyses, Raymond James made numerous assumptions with respect to industry performance, general business, economic and regulatory conditions and other matters, many of which are beyond the control of First South. The analyses performed by Raymond James are not necessarily indicative of actual values, trading values or actual future results which might be achieved, all of which may be significantly more or less favorable than suggested by such analyses. Such analyses were provided to the First South board of directors (solely in each director’s capacity as such) and were prepared solely as part of the analysis of Raymond James of the fairness, from a financial point of view, to the holders of shares of First South common stock of the exchange ratio to be received by such holders in connection with the proposed merger pursuant to the merger agreement. The analyses do not purport to be appraisals or to reflect the prices at which companies may actually be sold, and such estimates are inherently subject to uncertainty. The opinion of Raymond James was one of many factors taken into account by the First South board in making its determination to approve the merger. Neither Raymond James’ opinion, nor the analyses described above should be viewed as determinative of the First South board’s or First South management’s views with respect to First South, Carolina Financial, or the merger. Raymond James provided advice to the First South board of directors with respect to the proposed transaction. Raymond James did not, however, determine the amount of consideration, recommend any specific amount of consideration to the First South board or recommend that any specific consideration constituted the only appropriate consideration for the merger. First South placed no limits on the scope of the analysis performed, or opinion expressed, by Raymond James.

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The Raymond James opinion was necessarily based upon market, economic, financial and other circumstances and conditions existing and disclosed to it as of June 8, 2017, and any material change in such circumstances and conditions may require a reevaluation of the opinion of Raymond James, but Raymond James does not have any obligation to update, revise or reaffirm its opinion. Raymond James relied upon and assumed, without independent verification, that there had been no change in the business, assets, liabilities, financial condition, results of operations, cash flows or prospects of First South since the respective dates of the most recent financial statements and other information, financial or otherwise, provided to Raymond James that would be material to its analyses or its opinion, and that there was no information or any facts that would make any of the information reviewed by Raymond James incomplete or misleading in any material respect.

During the two years preceding the date of Raymond James’ written opinion, Raymond James has been engaged by or otherwise performed services for First South for which it was paid a fee (separately from any amounts that were paid to Raymond James under the engagement letter described in this joint proxy statement/prospectus pursuant to which Raymond James was retained as a financial advisor to First South to assist in reviewing strategic alternatives).

First South paid Raymond James a retainer of $25,000 upon execution of the engagement letter. For services rendered in connection with the delivery of its opinion, First South paid Raymond James, upon delivery of the opinion, a customary investment banking fee of $250,000. First South will also pay Raymond James a customary fee for advisory services in connection with the merger of 1.20% of the implied value of the merger (less the fee paid upon delivery of the opinion, the amount of which shall be deducted), all of which is contingent upon the closing of the merger. First South agreed to reimburse Raymond James up to $15,000 for its expenses incurred in connection with its services, including the fees and expenses of its counsel, and will indemnify Raymond James against certain liabilities arising out of its engagement. In the event that, subject to certain conditions, First South is the target of a hostile takeover, First South has agreed to pay Raymond James an additional retainer of $50,000, with additional amounts due during the pendency of the term of the engagement letter, plus additional reimbursement of legal fees of up to $25,000. In addition, Raymond James will be entitled to 25.0% of any break-up or termination fee received by First South in connection with a termination of the merger agreement (up to the amount that Raymond James would have received had the merger been closed).

Raymond James is actively involved in the investment banking business and regularly undertakes the valuation of investment securities in connection with public offerings, private placements, business combinations and similar transactions. In the ordinary course of business, Raymond James may trade in the securities of First South and Carolina Financial for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities. Raymond James has provided certain services to Carolina Financial (in the previous two years), including serving as bookrunning manager for its 2015 and 2017 public offerings of common equity, for which it has been paid fees in the aggregate amount of $2.6 million. In addition, Raymond James served as financial advisor to Greer Bancshares Incorporated in connection with its acquisition by Carolina Financial, for which Raymond James received fees of $0.8 million. Furthermore, Raymond James may provide investment banking, financial advisory and other financial services to First South and/or Carolina Financial or other participants in the merger in the future, for which Raymond James may receive compensation.

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Opinion of Carolina Financial’s Financial Advisor

Carolina Financial engaged KBW to render financial advisory and investment banking services to Carolina Financial, including an opinion to the Carolina Financial board of directors as to the fairness, from a financial point of view, to Carolina Financial of the exchange ratio in the proposed merger. Carolina Financial selected KBW because KBW is a nationally recognized investment banking firm with substantial experience in transactions similar to the merger. As part of its investment banking business, KBW is continually engaged in the valuation of financial services businesses and their securities in connection with mergers and acquisitions.

As part of its engagement, representatives of KBW attended the meeting of the Carolina Financial board held on June 9, 2017 at which the Carolina Financial board evaluated the proposed merger. At this meeting, KBW reviewed the financial aspects of the proposed merger and rendered an opinion to the effect that, as of such date and subject to the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by KBW as set forth in such opinion, the exchange ratio in the proposed merger was fair, from a financial point of view, to Carolina Financial. The Carolina Financial board approved the merger agreement at this meeting.

The description of the opinion set forth herein is qualified in its entirety by reference to the full text of the opinion, which is attached as Annex B to this document and is incorporated herein by reference, and describes the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by KBW in preparing the opinion.

KBW’s opinion speaks only as of the date of the opinion. The opinion was for the information of, and was directed to, the Carolina Financial board (in its capacity as such) in connection with its consideration of the financial terms of the merger. The opinion addressed only the fairness, from a financial point of view, of the exchange ratio in the merger to Carolina Financial. It did not address the underlying business decision of Carolina Financial to engage in the merger or enter into the merger agreement or constitute a recommendation to the Carolina Financial board in connection with the merger, and it does not constitute a recommendation to any holder of Carolina Financial common stock or any stockholder of any other entity as to how to vote in connection with the merger or any other matter, nor does it constitute a recommendation as to whether or not any such stockholder should enter into a voting, stockholders’, affiliates’ or other agreement with respect to the merger or exercise any dissenters’ or appraisal rights that may be available to such stockholder.

KBW’s opinion was reviewed and approved by KBW’s Fairness Opinion Committee in conformity with its policies and procedures established under the requirements of Rule 5150 of the Financial Industry Regulatory Authority.

In connection with the opinion, KBW reviewed, analyzed and relied upon material bearing upon the financial and operating condition of Carolina Financial and First South and bearing upon the merger, including, among other things:

•	a draft of the merger agreement, dated June 8, 2017 (the most recent draft then made available to KBW);
•	the audited financial statements and the Annual Reports on Form 10-K for the three fiscal years ended December 31, 2016 of Carolina Financial;

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•	the unaudited quarterly financial statements and the Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2017 of Carolina Financial;
•	the audited financial statements and the Annual Reports on Form 10-K for the three fiscal years ended December 31, 2016 of First South;
•	the unaudited quarterly financial statements and the Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2017 of First South;
•	certain regulatory filings of Carolina Financial and First South and their respective subsidiaries, including the quarterly reports on Form FRY-9C and quarterly call reports filed with respect to each quarter during the three year period ended December 31, 2016 and the quarter ended March 31, 2017;
•	certain other interim reports and other communications of Carolina Financial and First South to their respective stockholders; and
•	other financial information concerning the respective businesses and operations of Carolina Financial and First South that was furnished to KBW by Carolina Financial and First South or which KBW was otherwise directed to use for purposes of its analysis.

KBW’s consideration of financial information and other factors that it deemed appropriate under the circumstances or relevant to its analyses included, among others, the following:

•	the historical and current financial position and results of operations of Carolina Financial and First South;
•	the assets and liabilities of Carolina Financial and First South;
•	the nature and terms of certain other merger transactions and business combinations in the banking industry;
•	a comparison of certain financial and stock market information of Carolina Financial and First South with similar information for certain other companies, the securities of which were publicly traded;
•	financial and operating forecasts and projections of First South with respect to the 2017 fiscal year that were prepared by, and provided to KBW and discussed with KBW by, First South management and that were used and relied upon by KBW based on such discussions, at the direction of such management and with the consent of the Carolina Financial board;
•	financial and operating forecasts and projections of First South with respect to the period from the 2018 fiscal year through the 2020 fiscal year that were prepared by Carolina Financial management, as well as assumed First South long-term growth rates with respect to periods thereafter, all of which information was provided to KBW and discussed with KBW by Carolina Financial management and used and relied upon by KBW at the direction of such management and with the consent of the Carolina Financial board;
•	publicly available consensus “street estimates” of Carolina Financial, as well as assumed Carolina Financial long term growth rates provided to KBW by Carolina Financial management, all of which information was discussed with KBW by such management and used and relied upon by KBW at the direction of such management and with the consent of the Carolina Financial board; and

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•	estimates regarding certain pro forma financial effects of the merger on Carolina Financial (including without limitation the cost savings and related expenses expected to result or be derived from the merger) that were prepared by Carolina Financial management, provided to and discussed with KBW by such management, and used and relied upon by KBW at the direction of such management and with the consent of the Carolina Financial board.

KBW also performed such other studies and analyses as it considered appropriate and took into account its assessment of general economic, market and financial conditions and its experience in other transactions, as well as its experience in securities valuation and knowledge of the banking industry generally. KBW also participated in discussions that were held by the managements of Carolina Financial and First South regarding the past and current business operations, regulatory relations, financial condition and future prospects of their respective companies and such other matters as KBW deemed relevant to its inquiry.

In conducting its review and arriving at its opinion, KBW relied upon and assumed the accuracy and completeness of all of the financial and other information provided to it or that was publicly available and KBW did not independently verify the accuracy or completeness of any such information or assume any responsibility or liability for such verification, accuracy or completeness. KBW relied upon the management of First South, with the consent of Carolina Financial, as to the reasonableness and achievability of the financial and operating forecasts and projections of First South with respect to the 2017 fiscal year referred to above (and the assumptions and bases therefor), and KBW assumed that such forecasts and projections were reasonably prepared and represented the best currently available estimates and judgments of First South management with respect to such fiscal year and that such forecasts and projections would be realized in the amounts and in the time periods estimated by such management. In addition, KBW relied upon the management of Carolina Financial as to the reasonableness and achievability of the financial and operating forecasts and projections of First South with respect to the period from the 2018 fiscal year through the 2020 fiscal year, as well as assumed First South long-term growth rates with respect to periods thereafter, all as referred to above (and the assumptions and bases for all such information) and KBW assumed that all such information was reasonably prepared and represented the best currently available estimates and judgments of Carolina Financial management and that the forecasts, projections and estimates contained in such information would be realized in the amounts and in the time periods estimated by such management. KBW further relied upon the management of Carolina Financial as to the reasonableness and achievability of the publicly available consensus “street estimates” of Carolina Financial, the assumed Carolina Financial long-term growth rates and the estimates regarding certain pro forma financial effects of the merger on Carolina Financial (including, without limitation, the cost savings and related expenses expected to result or be derived from the merger) referred to above and the assumptions set forth in and the bases for such information. KBW assumed, at the direction of Carolina Financial, that all such information was reasonably prepared and represented, or in the case of the publicly available consensus “street estimates” of Carolina Financial referred to above that such estimates were consistent with, the best currently available estimates and judgments of Carolina Financial management, and that the forecasts, projections and estimates reflected in such information would be realized in the amounts and in the time periods estimated.

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It is understood that the forecasts, projections and estimates of Carolina Financial and First South that were provided to and discussed with KBW were not prepared with the expectation of public disclosure, that all such forecasts, projections and estimates, together with the publicly available consensus “street estimates” of Carolina Financial referred to above, were based on numerous variables and assumptions that are inherently uncertain, including, without limitation, factors related to general economic and competitive conditions and that, accordingly, actual results could vary significantly from those set forth in such information. KBW assumed, based on discussions with the respective managements of Carolina Financial and First South and with the consent of the Carolina Financial board, that all such information provided a reasonable basis upon which KBW could form its opinion and KBW expressed no view as to any such information or the assumptions or bases therefor. KBW relied on all such information without independent verification or analysis and did not in any respect assume any responsibility or liability for the accuracy or completeness thereof.

KBW also assumed that there were no material changes in the assets, liabilities, financial condition, results of operations, business or prospects of either Carolina Financial or First South since the date of the last financial statements of each such entity that were made available to KBW and that KBW was directed to use. KBW is not an expert in the independent verification of the adequacy of allowances for loan and lease losses and KBW assumed, without independent verification and with Carolina Financial’s consent, that the aggregate allowances for loan and lease losses for each of Carolina Financial and First South are adequate to cover such losses. In rendering its opinion, KBW did not make or obtain any evaluations or appraisals or physical inspection of the property, assets or liabilities (contingent or otherwise) of Carolina Financial or First South, the collateral securing any of such assets or liabilities, or the collectability of any such assets, nor did KBW examine any individual loan or credit files, nor did it evaluate the solvency, financial capability or fair value of Carolina Financial or First South under any state or federal laws, including those relating to bankruptcy, insolvency or other matters. Estimates of values of companies and assets do not purport to be appraisals or necessarily reflect the prices at which companies or assets may actually be sold. Because such estimates are inherently subject to uncertainty, KBW assumed no responsibility or liability for their accuracy.

KBW assumed, in all respects material to its analyses:

•	the merger and any related transactions (including the subsidiary bank merger) would be completed substantially in accordance with the terms set forth in the merger agreement (the final terms of which KBW assumed would not differ in any respect material to its analyses from the draft version of the merger agreement that had been reviewed by KBW and referred to above) with no adjustments to the exchange ratio and with no other consideration or payments in respect of First South common stock;
•	the representations and warranties of each party in the merger agreement and in all related documents and instruments referred to in the merger agreement were true and correct;
•	each party to the merger agreement or any of the related documents would perform all of the covenants and agreements required to be performed by such party under such documents;
•	that there are no factors that would delay or subject to any adverse conditions, any necessary regulatory or governmental approval for the merger or any related transaction (including the subsidiary bank merger) and that all conditions to the completion of the merger and any such related transaction would be satisfied without any waivers or modifications to the merger agreement or any of the related documents; and

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•	in the course of obtaining the necessary regulatory, contractual, or other consents or approvals for the merger and any related transactions (including the subsidiary bank merger), no restrictions, including any divestiture requirements, termination or other payments or amendments or modifications, would be imposed that would have a material adverse effect on the future results of operations or financial condition of Carolina Financial, First South, the pro forma entity or the contemplated benefits of the merger, including without limitation the cost savings and related expenses expected to result or be derived from the merger.

KBW assumed that the merger would be consummated in a manner that complied with the applicable provisions of the Securities Act, the Exchange Act, and all other applicable federal and state statutes, rules and regulations. KBW was further advised by representatives of Carolina Financial that Carolina Financial relied upon advice from its advisors (other than KBW) or other appropriate sources as to all legal, financial reporting, tax, accounting and regulatory matters with respect to Carolina Financial, First South, the merger and any related transaction (including the subsidiary bank merger), and the merger agreement. KBW did not provide advice with respect to any such matters.

KBW’s opinion addressed only the fairness, from a financial point of view, as of the date of such opinion, of the exchange ratio in the merger to Carolina Financial. KBW expressed no view or opinion as to any other terms or aspects of the merger or any term or aspect of any related transaction (including the subsidiary bank merger), including without limitation, the form or structure of the merger or any such related transaction, any consequences of the merger to Carolina Financial, its stockholders, creditors or otherwise, or any terms, aspects, merits or implications of any employment, retention, consulting, voting, support, cooperation, stockholder or other agreements, arrangements or understandings contemplated or entered into in connection with the merger, any such related transaction, or otherwise. KBW’s opinion was necessarily based upon conditions as they existed and could be evaluated on the date of such opinion and the information made available to KBW through such date. Developments subsequent to the date of KBW’s opinion may have affected, and may affect, the conclusion reached in KBW’s opinion and KBW did not and does not have an obligation to update, revise or reaffirm its opinion. For purposes of its analyses, KBW did not incorporate recently-announced proposed changes to United States tax laws regarding corporate tax rates. KBW’s opinion did not address, and KBW expressed no view or opinion with respect to:

•	the underlying business decision of Carolina Financial to engage in the merger or enter into the merger agreement;
•	the relative merits of the merger as compared to any strategic alternatives that are, have been or may be available to or contemplated by Carolina Financial or the Carolina Financial board;
•	any business, operational or other plans with respect to First South or the pro forma entity that may be currently contemplated by Carolina Financial or the Carolina Financial board or that may be implemented subsequent to the closing of the merger;

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•	the fairness of the amount or nature of any compensation to any of Carolina Financial’s officers, directors or employees, or any class of such persons, relative to any compensation to the holders of Carolina Financial common stock or relative to the exchange ratio;
•	the effect of the merger or any related transaction (including the subsidiary bank merger) on, or the fairness of the consideration to be received by, holders of any class of securities of Carolina Financial, First South or any other party to any transaction contemplated by the merger agreement;
•	any adjustment (as provided in the merger agreement) to the exchange ratio assumed for purposes of KBW’s opinion;
•	the actual value of Carolina Financial common stock to be issued in connection with the merger;
•	the prices, trading range or volume at which Carolina Financial common stock or First South common stock would trade following the public announcement of the merger or the prices, trading range or volume at which Carolina Financial common stock would trade following the consummation of the merger;
•	any advice or opinions provided by any other advisor to any of the parties to the merger or any other transaction contemplated by the merger agreement; or
•	any legal, regulatory, accounting, tax or similar matters relating to Carolina Financial, First South, any of their respective stockholders, or relating to or arising out of or as a consequence of the merger or any other related transaction (including the subsidiary bank merger), including whether or not the merger would qualify as a tax-free reorganization for United States federal income tax purposes.

In performing its analyses, KBW made numerous assumptions with respect to industry performance, general business, economic, market and financial conditions and other matters, which are beyond the control of KBW, Carolina Financial and First South. Any estimates contained in the analyses performed by KBW are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by these analyses. Additionally, estimates of the value of businesses or securities do not purport to be appraisals or to reflect the prices at which such businesses or securities might actually be sold. Accordingly, these analyses and estimates are inherently subject to substantial uncertainty. In addition, the KBW opinion was among several factors taken into consideration by the Carolina Financial board in making its determination to approve the merger agreement and the merger. Consequently, the analyses described below should not be viewed as determinative of the decision of the Carolina Financial board with respect to the fairness of the exchange ratio. The type and amount of consideration payable in the merger were determined through negotiation between Carolina Financial and First South and the decision of Carolina Financial to enter into the merger agreement was solely that of the Carolina Financial board.

The following is a summary of the material financial analyses presented by KBW to the Carolina Financial board in connection with its opinion. The summary is not a complete description of the financial analyses underlying the opinion or the presentation made by KBW to the Carolina Financial board, but summarizes the material analyses performed and presented in connection with such opinion. The financial analyses summarized below include information presented in tabular format. The tables alone do not constitute a complete description of the financial analyses. The preparation of a fairness opinion is a complex analytic process involving various determinations as to appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. Therefore, a fairness opinion is not readily susceptible to partial analysis or summary description. In arriving at its opinion, KBW did not attribute any particular weight to any analysis or factor that it considered, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, KBW believes that its analyses and the summary of its analyses must be considered as a whole and that selecting portions of its analyses and factors or focusing on the information presented below in tabular format, without considering all analyses and factors or the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the process underlying its analyses and opinion.

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For purposes of the financial analyses described below, KBW utilized an implied transaction value for the proposed merger of $155.8 million, or $16.28 per outstanding share of First South common stock, based on the 0.52x exchange ratio in the proposed merger and the closing price of Carolina Financial common stock on June 8, 2017. In addition to the financial analyses described below, KBW reviewed with the Carolina Financial board for informational purposes, among other things, implied transaction multiples for the proposed merger, based on the implied transaction value for the proposed merger of $16.28 per outstanding share of First South common stock, of 19.9x First South’s estimated 2017 earnings per share (“EPS”) and 18.4x First South’s estimated 2018 EPS using estimates for First South provided by First South management for 2017 and Carolina Financial management for 2018.

Carolina Financial Selected Companies Analysis. Using publicly available information, KBW compared the financial performance, financial condition and market performance of Carolina Financial to 11 selected banks that were listed on NASDAQ, the New York Stock Exchange or NYSE MKT and headquartered in the Alabama, Arkansas, Florida, Georgia, Louisiana, Mississippi, North Carolina, South Carolina and Tennessee with total assets between $1.5 billion and $5.0 billion and Nonperforming Assets / Loans + OREO less than 2.0%. Merger targets were excluded from the selected companies.

The selected companies were as follows:

Atlantic Capital Bancshares, Inc.	Home Bancorp, Inc.
Bear State Financial, Inc.	Live Oak Bancshares, Inc.
FB Financial Corporation	National Commerce Corporation
First Bancorp	Seacoast Banking Corporation of Florida
First Bancshares, Inc.	State Bank Financial Corporation
Franklin Financial Network, Inc.

To perform this analysis, KBW used profitability data and other financial information as of, or for the most recent available completed fiscal quarter (“MRQ”) or latest 12 months (“LTM”) period ended, March 31, 2017 and market price information as of June 8, 2017. KBW also used 2017 and 2018 EPS estimates taken from consensus “street estimates” for Carolina Financial and, to the extent available, the selected companies. Certain financial data prepared by KBW, as referenced in the tables presented below, may not correspond to the data presented in Carolina Financial’s historical financial statements, or the data prepared by Raymond James presented under the section “The Merger — Opinion of First South’s Financial Advisor,” as a result of the different periods, assumptions and methods used by KBW to compute the financial data presented.

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KBW’s analysis showed the following concerning the financial performance of Carolina Financial and the selected companies:

		Selected Companies
	Carolina Financial	25th Percentile	Median	Average	75th Percentile
MRQ Core Return on Average Assets (%) (1)	1.30	0.93	1.06	1.05	1.25
MRQ Core Return on Average Equity (%) (1)	10.91	8.97	9.48	9.56	10.50
MRQ Core Return on Average Tangible Common Equity (%) (1)	12.49	10.49	11.47	11.28	12.77
MRQ Net Interest Margin (%)	3.73	3.65	3.99	3.88	4.17
MRQ Efficiency Ratio (%)	63.2	59.1	51.3	64.7	71.1
LTM Gain on Sale of Securities	20.4	4.3	7.8	13.5	9.2

(1)	Core Income excluded extraordinary items, non-recurring items and gains / (losses) on sale of securities and non-controlling interests and included amortization of intangibles and goodwill impairment.

KBW’s analysis also showed the following concerning the financial condition of Carolina Financial and the selected companies:

		Selected Companies
	Carolina Financial	25th Percentile	Median	Average	75th Percentile
Tangible Common Equity / Tangible Assets (%)	10.58	8.31	9.04	9.50	10.61
Leverage Ratio (%)	14.52	9.07	10.32	10.09	10.82
CET1 Ratio	14.73	10.66	11.32	11.88	12.86
Total Risk Based Capital Ratio (%)	16.94	12.82	13.77	13.69	14.73
Loans / Deposits (%)	89.0	82.6	87.7	86.1	91.6
Loan Loss Reserve / Gross Loans (%)	0.74	1.03	0.93	0.92	0.77
Nonperforming Assets / Loans + OREO (%)	0.89	1.50	0.83	0.98	0.47
LTM Net Charge-Offs / Average Loans (%)	(0.04)	0.09	0.03	0.06	(0.00)

In addition, KBW’s analysis showed the following concerning the market performance of Carolina Financial and, to the extent available, the selected companies:

		Selected Companies
	Carolina Financial	25th Percentile	Median	Average	75th Percentile
One – Year Stock Price Change (%)	80.8	26.9	40.6	42.9	59.9
One – Year Total Return (%)	81.9	27.8	40.6	43.8	60.6
Stock Price / Tangible Book Value per Share (%)	224	188	198	225	236
Stock Price / 2017 EPS Estimate (x) (1)	17.0	15.9	18.9	19.4	19.9
Stock Price / 2018 EPS Estimate (x) (1)	14.9	13.5	14.8	15.5	16.8
Dividend Yield (%) (2)	0.5	0.7	1.2	1.1	1.4
MRQ Dividend Payout Ratio (%) (2)	11.4	19.9	23.3	25.9	29.3

(1)	Consensus “street estimates” were not available for one of the selected companies.
(2)	Dividend yield and MRQ dividend payout ratio reflected most recent quarterly dividend annualized as a percentage of stock price and annualized MRQ EPS, respectively. Five of the selected companies did not pay dividends in its most recent completed quarter.

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No company used as a comparison in the above selected companies analysis is identical to Carolina Financial. Accordingly, an analysis of these results is not mathematical. Rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies involved.

First South Selected Companies Analysis. Using publicly available information, KBW compared the financial performance, financial condition and market performance of First South to 13 selected banks that were listed on NASDAQ, the New York Stock Exchange or NYSE MKT and headquartered in Alabama, Arkansas, Florida, Georgia, Mississippi, North Carolina, South Carolina, Tennessee, Virginia and West Virginia with total assets between $750 million and $1.5 billion and NPAs / Loans + OREO less than 2.0%. Merger targets and institutions involved in a pending merger of equals were excluded from the selected companies.

The selected companies were as follows:

Auburn National Bancorporation, Inc.	National Bankshares, Inc.
C&F Financial Corporation	Peoples Bancorp of North Carolina, Inc.
CapStar Financial Holdings, Inc.	Select Bancorp, Inc.
Charter Financial Corporation	SmartFinancial, Inc.
Commerce Union Bancshares, Inc.	Southern First Bancshares, Inc.
Community Bankers Trust Corporation	Sunshine Bancorp, Inc.
First Community Corporation

To perform this analysis, KBW used profitability data and other financial information as of, or for the most recent available completed fiscal quarter or latest 12 months period ended, March 31, 2017 and market price information as of June 8, 2017. KBW also used 2017 and 2018 EPS estimates taken from consensus “street estimates” for the selected companies (to the extent available) and estimates for First South provided by First South management for 2017 and Carolina Financial management for 2018. Where consolidated holding company level financial data for Sunshine Bancorp, Inc. was unreported, subsidiary bank level data was utilized to calculate ratios. Certain financial data prepared by KBW, as referenced in the tables presented below, may not correspond to the data presented in First South’s historical financial statements, or the data prepared Raymond James presented under the section “The Merger — Opinion of First South’s Financial Advisor,” as a result of the different periods, assumptions and methods used by KBW to compute the financial data presented.

KBW’s analysis showed the following concerning the financial performance of First South and the selected companies:

		Selected Companies
	First South	25th Percentile	Median	Average	75th Percentile
MRQ Core Return on Average Assets (%) (1)	0.75	0.78	0.88	0.81	0.90
MRQ Core Return on Average Equity (%) (1)	8.57	6.28	8.14	7.49	8.58
MRQ Core Return on Average Tangible Common Equity (%) (1)	9.17	7.43	8.86	8.09	9.24
MRQ Net Interest Margin (%)	3.66	3.47	3.65	3.82	4.02
MRQ Efficiency Ratio (%)	74.3	64.7	67.0	67.1	71.9

(1)	Core Income excluded extraordinary items, non-recurring items and gains / (losses) on sale of securities and non-controlling interests and included amortization of intangibles and goodwill impairment.

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KBW’s analysis also showed the following concerning the financial condition of First South and the selected companies:

		Selected Companies
	First South	25th Percentile	Median	Average	75th Percentile
Tangible Common Equity / Tangible Assets (%)	8.08	9.08	9.89	10.22	11.34
Leverage Ratio (%)	8.89	10.30	10.50	11.30	12.37
CET1 Ratio	11.59	11.89	12.65	13.77	14.40
Total Risk Based Capital Ratio (%)	12.79	13.25	14.76	15.66	16.34
Loans / Deposits (%)	79.3	81.2	85.7	84.0	90.8
Loan Loss Reserve / Gross Loans (%)	1.23	1.27	1.08	1.24	0.99
Nonperforming Assets / Loans + OREO (%)	0.87	1.42	1.03	1.08	0.85
LTM Net Charge-Offs / Average Loans (%)	0.03	0.09	0.07	0.16	0.01

In addition, KBW’s analysis showed the following concerning the market performance of First South and, to the extent available, the selected companies (excluding the impact of the LTM EPS multiple for one of the selected companies, which multiple was considered to be not meaningful because it was negative):

		Selected Companies
	First South	25th Percentile	Median	Average	75th Percentile
One – Year Stock Price Change (%)	54.2	23.5	41.0	37.7	48.0
One – Year Total Return (%)	56.0	23.6	42.5	39.2	50.9
Stock Price / Tangible Book Value per Share (%)	163	151	161	163	178
Stock Price / LTM EPS (x)	18.4	18.1	19.3	19.9	19.9
Stock Price / 2017 EPS Estimate (x) (1)	17.5	17.3	18.4	20.4	25.8
Stock Price / 2018 EPS Estimate (x) (1)	16.2	14.1	15.9	16.1	16.6
Dividend Yield (%) (2)	1.0	1.6	1.8	2.0	2.7
MRQ Dividend Payout Ratio (%) (2)	17.5	30.0	34.6	35.7	42.3

(1)	Consensus “street estimates” were not available for four of the selected companies.
(2)	Dividend yield and MRQ dividend payout ratio reflected most recent quarterly dividend annualized as a percentage of stock price and annualized MRQ EPS, respectively. Eight of the selected companies did not pay dividends in its most recent completed quarter.

No company used as a comparison in the above selected companies analysis is identical to First South. Accordingly, an analysis of these results is not mathematical. Rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies involved.

Selected Transactions Analysis. KBW reviewed publicly available information related to 25 selected U.S. bank and thrift transactions announced since January 1, 2016 with deal values between $100 million and $300 million. Merger-of-equals transactions were excluded from the selected transactions. The selected transactions were as follows:

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Acquiror	Acquired Company
Berkshire Hills Bancorp, Inc.	Commerce Bancshares Corp.
First Bancorp	ASB Bancorp, Inc.
First Busey Corporation	Mid Illinois Bancorp, Inc.
First Merchants Corporation	Independent Alliance Banks, Inc.
Heartland Financial USA, Inc.	Citywide Banks of Colorado, Inc.
FB Financial Corporation	American City Bank/Clayton Bank and Trust
First Busey Corporation	First Community Financial Partners, Inc.
Bryn Mawr Bank Corporation	Royal Bancshares of Pennsylvania, Inc.
Midland States Bancorp, Inc.	Centrue Financial Corporation
Renasant Corporation	Metropolitan BancGroup, Inc.
Veritex Holdings, Inc.	Sovereign Bancshares, Inc.
CenterState Banks, Inc.	Gateway Financial Holdings of Florida, Inc.
Enterprise Financial Services Corp	Jefferson County Bancshares, Inc.
First Commonwealth Financial Corporation	DCB Financial Corp
OceanFirst Financial Corp.	Ocean Shore Holding Co.
Berkshire Hills Bancorp, Inc.	First Choice Bank
Byline Bancorp, Inc.	Ridgestone Financial Services, Inc.
Bar Harbor Bankshares	Lake Sunapee Bank Group
WesBanco, Inc.	Your Community Bankshares, Inc.
Westfield Financial, Inc.	Chicopee Bancorp, Inc.
Guaranty Bancorp	Home State Bancorp
Midland Financial Co.	1st Century Bancshares, Inc.
Hampton Roads Bankshares, Inc.	Xenith Bankshares, Inc.
Pinnacle Financial Partners, Inc.	Avenue Financial Holdings, Inc.
OceanFirst Financial Corp.	Cape Bancorp, Inc.

For each selected transaction, KBW derived the following implied transaction statistics, in each case based on the transaction consideration value paid for the acquired company and using financial data based on the acquired company’s then latest publicly available financial statements prior to the announcement of the acquisition:

•	Price per common share to tangible book value per share of the acquired company (in the case of selected transactions involving a private acquired company, this transaction statistic was calculated as total transaction consideration divided by total tangible common equity);
•	Tangible equity premium to core deposits (total deposits less time deposits greater than $100,000) of the acquired company, referred to as core deposit premium; and
•	Price per common share to LTM EPS of the acquired company (in the case of selected transactions involving a private acquired company, this transaction statistic was calculated as total transaction consideration divided by LTM net income)

The above transaction statistics for the selected transactions were compared with the corresponding transaction statistics for the proposed merger based on the implied transaction value for the proposed merger of $155.8 million and using historical financial information for First South as of or for the 12 months ended March 31, 2017.

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The results of the analysis are set forth in the following table (excluding the impact of the LTM EPS multiples for three of the selected transactions, which multiples were considered to be not meaningful because they were negative or greater than 35.0x):

		Selected Transactions
Transaction Price to	Carolina Financial / First South Merger	25th Percentile	Average	Median	75th Percentile
Tangible Book Value (%)	185	141	171	173	185
Core Deposit Premium (%)	8.2	5.7	10.1	8.8	13.7
LTM EPS (x)	20.9	14.5	18.9	19.6	23.2

No company or transaction used as a comparison in the above selected transaction analysis is identical to First South or the proposed merger. Accordingly, an analysis of these results is not mathematical. Rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies involved.

Relative Contribution Analysis. KBW analyzed the relative standalone contribution of Carolina Financial and First South to various pro forma balance sheet and income statement items and the pro forma market capitalization of the combined entity. This analysis did not include purchase accounting adjustments or cost savings. To perform this analysis, KBW used (i) historical balance sheet data for Carolina Financial and First South as of March 31, 2017, (ii) historical earnings data for Carolina Financial and First South for the 12 months ended March 31, 2017, (iii) publicly available EPS consensus “street estimates” of Carolina Financial for 2017 and 2018 and earnings estimates for First South provided by First South management for 2017 and Carolina Financial management for 2018, and (iv) market price data as of June 8, 2017. The results of KBW’s analysis are set forth in the following table, which also compares the results of KBW’s analysis with the implied pro forma ownership percentages of Carolina Financial and First South shareholders in the combined company based on the 0.52x exchange ratio in the proposed merger:

	Carolina Financial as a % of Total	First South as a % of Total
Ownership
Pro Forma Ownership	76.6%	23.4%
Balance Sheet
Total Assets	67.7%	32.3%
Gross Loans	66.3%	33.7%
Total Deposits	63.7%	36.3%
Equity	75.3%	24.7%
Tangible Common Equity	72.6%	27.4%
Income Statement
Latest 12 Months Net Income	71.9%	28.1%
2017 Estimated Net Income	78.3%	21.7%
2018 Estimated Net Income	80.1%	19.9%
Market Capitalization
Market Capitalization	78.8%	21.2%

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Pro Forma Financial Impact Analysis. KBW performed a pro forma financial impact analysis that combined projected income statement and balance sheet information of Carolina Financial and First South. Using closing balance sheet estimates as of December 31, 2017 for Carolina Financial and First South provided by Carolina Financial management, EPS estimates for First South provided by First South management for 2017 and Carolina Financial management for 2018, publicly available EPS consensus “street estimates” of Carolina Financial for 2017 and 2018, and pro forma assumptions (including, without limitation, the cost savings and related expenses expected to result from the merger and certain accounting adjustments and restructuring charges assumed with respect thereto) provided by Carolina Financial management, KBW analyzed the estimated financial impact of the merger on certain projected financial results. This analysis indicated that the merger could be accretive to Carolina Financial’s 2018 estimated EPS and dilutive to Carolina Financial’s estimated tangible book value per share at closing. Furthermore, the analysis indicated that, pro forma for the merger, each of Carolina Financial’s tangible common equity to tangible assets ratio, leverage ratio, Common Equity Tier 1 Ratio, Tier 1 Risk-Based Capital Ratio, and Total Risk-Based Capital Ratio at closing could be lower. For all of the above analysis, the actual results achieved by Carolina Financial following the merger may vary from the projected results, and the variations may be material.

Discounted Cash Flow Analysis. KBW performed a discounted cash flow analysis to estimate a range for the implied equity value of First South, taking into account the cost savings and related expenses expected to result from the merger as well as certain accounting adjustments and restructuring charges assumed with respect thereto. In this analysis, KBW used financial forecasts and projections relating to the earnings and assets of First South with respect to the period from 2018 to 2020 provided by Carolina Financial management, assumed First South long term growth rates provided by Carolina Financial management and estimated cost savings and related expenses and accounting adjustments and restructuring charges provided by Carolina Financial management, and KBW assumed discount rates ranging from 9.0% to 13.0%. The ranges of values were derived by adding (i) the present value of the estimated excess cash flows that First South could generate over the five-year period from 2018 to 2022 and (ii) the present value of First South’s implied terminal value at the end of such period, in each case applying estimated cost savings and related expenses and accounting adjustments and restructuring charges. KBW assumed that First South would maintain a tangible common equity to tangible assets ratio of 8.00% and First South would retain sufficient earnings to maintain that level. In calculating the terminal value of First South, KBW applied a range of 13.0x to 17.0x First South’s estimated 2023 earnings. This discounted cash flow analysis resulted in a range of implied values per share of First South common stock, taking into account the cost savings and related expenses expected to result from the merger as well as certain accounting adjustments and restructuring charges assumed with respect thereto, of $17.74 per share to $26.67 per share.

The discounted cash flow analysis is a widely used valuation methodology, but the results of such methodology are highly dependent on the assumptions that must be made, including asset and earnings growth rates, terminal values, dividend payout rates, and discount rates. The above analyses did not purport to be indicative of the actual values or expected values of First South.

Miscellaneous. KBW acted as financial advisor to Carolina Financial in connection with the proposed merger and did not act as an advisor to or agent of any other person. As part of its investment banking business, KBW is continually engaged in the valuation of bank and bank holding company securities in connection with acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for various other purposes. As specialists in the securities of banking companies, KBW has experience in, and knowledge of, the valuation of banking enterprises. In the ordinary course of its and their broker-dealer businesses, KBW and its affiliates may from time to time purchase securities from, and sell securities to, Carolina Financial and First South. In addition, as a market maker in securities, KBW and its affiliates may from time to time have a long or short position in, and buy or sell, debt or equity securities of Carolina Financial or First South for its and their own respective accounts and for the accounts of its and their respective customers and clients.

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Pursuant to the KBW engagement agreement, Carolina Financial has agreed to pay KBW a total cash fee equal to $900,000, $100,000 of which became payable with the rendering of KBW’s opinion and the balance of which is contingent upon the consummation of the merger. Carolina Financial also agreed to reimburse KBW for reasonable out-of-pocket expenses and disbursements incurred in connection with its engagement and to indemnify KBW against certain liabilities relating to or arising out of KBW’s engagement or KBW’s role in connection therewith. In addition to this present engagement, in the two years preceding the date of KBW’s opinion, KBW provided investment banking and financial advisory services to Carolina Financial for which compensation was received. KBW acted as financial advisor to Carolina Financial in connection with its March 2017 acquisition of Greer Bancshares Incorporated. In addition, KBW acted as an underwriter in connection with each of Carolina Financial’s January 2017 and December 2015 registered offerings of Carolina Financial common stock. In the two years preceding the date of KBW’s opinion, KBW did not provide investment banking and financial advisory services to First South. KBW may in the future provide investment banking and financial advisory services to Carolina Financial or First South and receive compensation for such services.

Certain Carolina Financial and First South Unaudited Prospective Financial Information

Carolina Financial and First South do not as a matter of course publicly disclose forecasts or internal projections as to future performance, revenues, earnings, financial condition or other results due to, among other reasons, the inherent uncertainty of the underlying assumptions and estimates and the inherent difficulty of accurately predicting financial performance for future periods. In connection with the proposed transaction, however, (1) First South management prepared certain projections of First South’s future financial performance, which contain unaudited prospective financial information with respect to First South on a standalone, pre-merger basis, and which were made available, in part, to each of the potential merger partners that signed a non-disclosure agreement with First South, including Carolina Financial, First South’s Board of Directors and First South’s financial advisor, Raymond James, and (2) Carolina Financial management provided to KBW and Raymond James certain assumptions relating to certain unaudited prospective pro forma financial information. Carolina Financial and First South have included in this joint proxy statement/prospectus limited unaudited financial information for Carolina Financial and First South to give First South stockholders access to certain nonpublic prospective financial information provided to the First South board of directors for purposes of considering and evaluating the merger and to Raymond James and KBW for purposes of performing financial analyses in connection with their respective opinions to the First South Board of Directors and the Carolina Financial Board of Directors, which we refer to in this section as the “Prospective Financial Information.”

The Prospective Financial Information was not prepared with a view toward public disclosure, and the inclusion of the Prospective Financial Information in this joint proxy statement/prospectus should not be regarded as an indication that Carolina Financial, First South or any other recipient of the Prospective Financial Information considered, or now considers, them to be necessarily predictive of actual future results. None of Carolina Financial, First South, or their respective affiliates assume any responsibility for the accuracy of the Prospective Financial Information. The Prospective Financial Information was not prepared with a view toward complying with the guidelines of the SEC, the guidelines established by the Public Company Accounting Oversight Board for preparation or presentation of financial information, or generally accepted accounting principles in the United States. None of Carolina Financial’s current independent registered public accounting firm, Elliott Davis Decosimo, PLLC, First South’s current independent registered public accounting firm, Cherry Bekaert LLP, First South’s former independent registered public accounting firm, Turlington and Company, L.L.P., or any other independent accountants, have compiled, examined or performed any procedures with respect to the projections or expressed any opinion or any other form of assurance on such information or its achievability. The reports of Elliott Davis Decosimo, PLLC, Cherry Bekaert LLP, and Turlington and Company, L.L.P. that are incorporated by reference into this joint proxy statement/prospectus related only to Carolina Financial’s and First South’s historical financial information, respectively. They do not extend to any prospective financial information.

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The Prospective Financial Information reflects numerous estimates and assumptions made by Carolina Financial and First South with respect to industry performance, general business, economic, regulatory, market and financial conditions and other future events, as well as matters specific to Carolina Financial’s and First South’s businesses, all of which are difficult to predict and many of which are beyond Carolina Financial’s or First South’s control. The Prospective Financial Information also reflects assumptions as to certain business decisions that are subject to change. The Prospective Financial Information reflects subjective judgment in many respects and thus are susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. As such, the Prospective Financial Information constitutes forward-looking information and is subject to risks and uncertainties that could cause actual results to differ materially from the results forecasted in such prospective information, including, but not limited to, Carolina Financial’s performance, First South’s performance, the performance of the combined entity following the merger, industry performance, general business and economic conditions, customer requirements, competition, adverse changes in applicable laws, regulations or rules, interest rates, the regulatory environment, and the various risks set forth in Carolina Financial’s and First South’s reports filed with the SEC. None of First South, Carolina Financial, their respective financial advisors, or any of their respective affiliates assumes any responsibility for the validity, accuracy or completeness of the Prospective Financial Information set forth below. The Prospective Financial Information does not take into account any circumstances or events occurring after the date it was prepared, including the transactions contemplated by the merger agreement. Further, the Prospective Financial Information does not take into account the effect of any failure of the merger to occur. None of Carolina Financial, First South, any of their respective financial advisors, or any of their respective affiliates intends to, and each of them disclaims any obligation to, update, revise or correct such Prospective Financial Information if they are or become inaccurate (even in the short term). The inclusion of the Prospective Financial Information herein should not be deemed an admission or representation Carolina Financial or First South that it is viewed by Carolina Financial or First South as material information of either Carolina Financial or First South, particularly in light of the inherent risks and uncertainties associated with such forward-looking information.

Certain Unaudited Prospective Financial Information

The following table presents selected items of the unaudited Prospective Financial Information that were prepared by, and provided to KBW and discussed with KBW by, First South management:

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	Fiscal 2017	Fiscal 2018	Fiscal 2019	Fiscal 2020
	(dollars in thousands, except per share data)
Balance Sheet:
Total assets	$1,105,549	$1,193,841	$1,286,598	$1,389,617
Gross loans(1)	821,000	901,000	981,000	1,060,000
Total deposits	946,002	1,007,498	1,065,911	1,127,900
Total stockholders’ equity	93,733	1,010,636	108,793	119,932

Income Statement:
Net interest income	36,251	39,148	42,136	45,658
Provision for loan losses	1,838	1,316	1,340	1,458
Noninterest income	13,978	14,265	14,522	14,748
Noninterest expense	37,103	37,940	38,872	39,836
Income before tax	11,288	14,157	16,446	19,112
Income tax	3,499	4,389	5,098	5,925
Net income	$7,789	$9,768	$11,348	$13,187

Capital Ratios:
Tier 1 leverage ratio	8.73%	8.82%	8.78%	8.96%
Tier 1 risk-based capital ratio	11.49%	11.49%	11.32%	11.49%
Total risk-based capital ratio	14.47%	14.32%	14.00%	14.04%

Ratio Analysis:
Net interest margin	3.69%	3.60%	3.58%	3.58%
Return on average assets	0.74%	0.85%	0.91%	0.98%
Return on average equity	8.61%	10.00%	10.79%	11.53%
Efficiency ratio	73.87%	71.03%	68.61%	65.95%

Per Share Data:
Diluted earnings per share	$0.82	$1.03	$1.20	$1.39
Book value per share	9.28	10.14	10.92	12.11

(1) Excludes loans held for sale and allowance for loan losses.

Certain Unaudited Prospective Pro Forma Financial Information

The following unaudited Prospective Financial Information reflecting the effect of the merger was provided by the management of Carolina Financial to KBW and was reviewed by First South:

•	Purchase accounting adjustment of a credit mark on loans equal to 1.8% of gross loans;

•	Cost savings equal to approximately 26% of First South’s projected non-interest expense, which would be 75% realized in 2018 and 100% realized thereafter;

•	Pre-tax merger-related charges of $23.7 million; and

•	Fixed asset fair value adjustment of $3.0 million.

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Interests of Executive Officers, Employees, and Directors of First South in the Merger

General. Some of the executive officers, employees and directors of First South may be deemed to have interests in the merger in addition to their interests as stockholders of First South generally. These interests include, among others, change in control payments under the executive officer’s employment or other agreements with First South; proposed employee benefits for those who become employees of Carolina Financial or a Carolina Financial subsidiary after the merger; entry into retention bonus agreements with First South and Carolina Financial; the appointment of certain First South directors to the Carolina Financial board, the CresCom Bank board, and the Eastern North Carolina Advisory Board of CresCom Bank; lump sum payments in exchange for the cancellation of outstanding First South stock options; and insurance coverage and indemnification for First South’s directors and officers, as described below.

Board Seats. Prior to the effective time of the merger, Carolina Financial has agreed to appoint two representatives of First South’s board of directors to the board of Carolina Financial. During 2016, non-employee directors of Carolina Financial received a retainer fee of $8,000 paid in cash and 618 shares of Carolina Financial’s common stock. Those directors not employed by a subsidiary of Carolina Financial also received $500 for each committee meeting attended.

Prior to the effective time of the bank merger, CresCom Bank has agreed to appoint Bruce W. Elder as a director of CresCom Bank. It is not anticipated that Mr. Elder will be paid in connection with his service as a director of CresCom Bank.

It is anticipated that the directors of First South Bank in office immediately prior to the effective time of the bank merger, other than Mr. Elder, will serve as CresCom Bank’s Eastern North Carolina Advisory Board and will be entitled to receive a fee of $500 for each advisory board meeting attended. The CresCom Bank Eastern North Carolina Advisory Board is expected to meet no less than three times per year.

Officer Positions. Carolina Financial will appoint the following officers of First South to officer positions with CresCom Bank, effective upon consummation of the merger, as set forth below:

•	Bruce W. Elder, President and Chief Executive Officer of First South and First South Bank, will be appointed President of North Carolina Banking of CresCom Bank.

•	Cornelius F. Sullivan III, Senior Vice President and Area Executive for Raleigh, Durham, and Wilmington of First South Bank, will be appointed Senior Vice President and Raleigh Area Executive of CresCom Bank.

Employment Agreements for First South Officers. In connection with entering into the merger agreement, Carolina Financial has entered into employment agreements with Messrs. Elder and Sullivan that will be effective upon consummation of the merger, as summarized below.

Employment Agreement with Mr. Elder. CresCom Bank has entered into an employment agreement, dated June 9, 2017, with Mr. Elder to serve as President of North Carolina Banking of CresCom Bank. The term of Mr. Elder’s employment will begin upon the closing of the merger and continue for two years thereafter, unless otherwise terminated as provided in the agreement. On the first anniversary of the merger closing, and at each anniversary date thereafter, the agreement will automatically renew for an additional year unless either party provides notice of nonrenewal at least thirty days prior to the anniversary date.

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During the employment period, Mr. Elder will receive an annual base salary of $270,000. During this period, he will also be entitled to receive annual cash incentive payments and stock awards in such amounts and at such times as may be determined by CresCom Bank pursuant to its incentive plans and programs.

Within 30 days after the merger closing, Carolina Financial will issue to Mr. Elder shares of restricted common stock of Carolina Financial with a market value of $500,000 as of the grant date. The restricted shares will vest in five equal annual increments beginning on the first anniversary of the closing of the merger, provided that Mr. Elder has not been terminated for cause, as defined in the employment agreement, by CresCom Bank on such anniversary date.

During the employment period, Mr. Elder will have access to CresCom Bank’s health-and-accident plans and medical coverage benefits on the same basis as other similarly situated senior executives and key management employees of CresCom Bank. He will also be entitled to participate in all incentive, bonus, retirement, supplemental retirement, pension, profit-sharing, and other employee benefits plans and programs of CresCom Bank. CresCom Bank will pay or reimburse Mr. Elder for reasonable expenses incurred by him in the performance of his duties pursuant to the employment agreement.

If Mr. Elder dies while employed by CresCom Bank, CresCom Bank will pay his estate, legal representatives, or named beneficiaries all benefits for which he is eligible under his salary continuation agreement (which will be assumed by CresCom Bank) and any retirement plan of CresCom Bank, if any, to which Mr. Elder is party or in which he participated immediately prior to his death.

If Mr. Elder becomes disabled while employed by CresCom Bank, CresCom Bank must provide him with written notice of its intention to terminate his employment, in which event his employment would terminate on the thirtieth day after receipt of such notice. If Mr. Elder’s employment is terminated due to disability, he will receive his base salary through the date of his termination, all benefits for which he is eligible under his salary continuation agreement, and any applicable long-term disability plan maintained by CresCom Bank. Mr. Elder will be considered “disabled” if he is entitled to receive long-term disability benefits under CresCom Bank’s long-term disability plan, or, if there is no such plan, if he would qualify for disability benefits under the federal social security system.

If Mr. Elder voluntarily resigns from his employment, then he will have no right to render services or to receive compensation or other benefits following such termination other than benefits for which he is eligible under his salary continuation agreement. Mr. Elder must provide CresCom Bank with written notice of his intention to terminate his employment, in which event his employment would terminate on the thirtieth day after receipt by CresCom Bank of such notice.

CresCom Bank may terminate Mr. Elder’s employment at any time for “cause.” If Mr. Elder’s employment is terminated for cause, he will have no right to render services or to receive compensation or other benefits from CresCom Bank following termination other than benefits for which he is eligible under the salary continuation agreement. The following constitute “cause” for termination:

(1)	personal dishonesty, incompetence, or willful misconduct by Mr. Elder;

(2)	any breach of fiduciary duty involving personal profit or intentional failure by Mr. Elder to perform his duties as stated in the employment agreement;

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(3)	Mr. Elder’s willful violation of any law, rule, or regulation (other than traffic violations, regulations that do not adversely affect CresCom Bank or its employees, or similar offenses) or final cease-and-desist order; or

(4)	breach of a material term of the employment agreement.

In the event of a change in control or if CresCom Bank terminates Mr. Elder’s employment without cause before the end of the employment period, Mr. Elder will receive the benefits described below if he signs a release and waiver of claims in favor of CresCom Bank:

(1)	All base salary through the date of termination.

(2)	A lump sum cash payment equal to two times Mr. Elder’s base salary at the rate in effect on his date of termination.

(3)	All benefits for which Mr. Elder is eligible under his salary continuation agreement and any retirement plan of CresCom Bank, if any, to which he is party or in which he participated immediately prior to his termination.

Mr. Elder will be subject to a covenant not to compete and a covenant not to solicit customers or employees of CresCom Bank. These restrictions apply during the employment period and for a period of two years following the term of the employment agreement except when termination of Mr. Elder’s employment agreement is due to CresCom Bank’s nonrenewal of the employment agreement.

Employment Agreement with Mr. Sullivan. CresCom Bank has entered into an employment agreement, dated June 9, 2017, with Mr. Sullivan to serve as Senior Vice President and Raleigh Area Executive of CresCom Bank. The term of Mr. Sullivan’s employment will begin upon the closing of the merger and continue for two years thereafter, unless otherwise terminated as provided in the agreement. On the first anniversary of the merger closing, and at each anniversary date thereafter, the agreement will automatically renew for an additional year unless either party provides notice of nonrenewal at least thirty days prior to the anniversary date.

During the employment period, Mr. Sullivan will receive an annual base salary of $190,000. During this period, he will also be entitled to receive annual cash incentive payments and stock awards in such amounts and at such times as may be determined by CresCom Bank pursuant to its incentive plans and programs.

Within 30 days after the merger closing, Carolina Financial will issue to Mr. Sullivan shares of restricted common stock of Carolina Financial with a market value of $100,000 as of the grant date. The restricted shares will vest in four equal annual increments beginning on the first anniversary of the closing of the merger, provided that Mr. Sullivan has not been terminated for cause, as defined in the employment agreement, by CresCom Bank on such anniversary date.

During the employment period, Mr. Sullivan will have access to CresCom Bank’s health-and-accident plans and medical coverage benefits on the same basis as other similarly situated senior executives and key management employees of CresCom Bank. He will also be entitled to participate in all incentive, bonus, retirement, supplemental retirement, pension, profit-sharing, and other employee benefits plans and programs of CresCom Bank. CresCom Bank will pay or reimburse Mr. Sullivan for reasonable expenses incurred by him in the performance of his duties pursuant to the employment agreement.

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The provisions of Mr. Sullivan’s employment agreement with respect to termination as a consequence of death, disability or voluntary resignation, change in control and termination for cause are substantially the same as those included Mr. Elder’s employment agreement with CresCom Bank described above. In the event of a change in control or if Mr. Sullivan’s employment is terminated by CresCom Bank without cause, Mr. Sullivan will receive the same benefits as Mr. Elder, except Mr. Sullivan is not a party to a salary continuation agreement.

 Mr. Sullivan will be subject to a covenant not to compete and a covenant not to solicit customers or employees of CresCom Bank. These restrictions apply during the employment period and for a period of two years following the term of the employment agreement. In the event Mr. Sullivan’s employment agreement is terminated due to his nonrenewal, then the non-competition restrictions apply only during the term of the agreement. If Mr. Sullivan voluntarily resigns from his employment after the third anniversary date of his employment agreement, then the non-competition restrictions apply for one year following the date of termination.

Retention Bonus Agreements. First South intends to enter into retention bonus agreements with certain non-executive employees of First South. The total of all payments under such agreements is estimated to aggregate $372,000 in cash and 19,300 shares of Carolina Financial common stock.

Employee Benefits. The merger agreement generally provides that Carolina Financial will furnish to those employees of First South who become employees of CresCom Bank or one of its subsidiaries after the effective time of the merger benefits on the same basis as it provides coverage to other Carolina Financial or CresCom Bank employees, and Carolina Financial will use commercially reasonable efforts to cause any pre-existing condition, eligibility waiting period, or other limitation or exclusion otherwise applicable under such plans to new employees not to apply to a continuing employee or his or her covered dependents who were covered under a similar First South plan at the effective time of the merger. For purposes of eligibility and vesting under Carolina Financial’s employee benefit plans, service with First South prior to the effective time of the merger will be treated as service with Carolina Financial or its subsidiaries. Carolina Financial will use commercially reasonable efforts to cause any successor Carolina Financial employee benefit plan providing health coverage to give credit towards satisfaction of any annual deductible limitation and out-of-pocket maximum applied under such successor plan for any deductible, co-payment and other cost-sharing amounts previously paid by a First South employee respecting his or her participation in the corresponding First South benefit plan during the plan year prior to the transition effective date.

Insurance and Indemnification. Carolina Financial has agreed to provide directors’ and officers’ insurance coverage for directors and officers of First South and First South Bank, by purchasing or directing First South to purchase, at Carolina Financial’s election, continuation coverage under First South’s current policy for directors and officers for a period of not less than six years after the effective time of the merger. Carolina Financial has also agreed to indemnify the present and former directors, officers, and employees of First South and First South Bank against all liabilities and damages for all acts or omissions arising out of service for First South or, at First South’s request, for another entity, occurring at or prior to the merger to the fullest extent permitted under Delaware corporate law, Virginia corporate law, Section 402 of the Sarbanes-Oxley Act, the federal securities laws and FDIC Regulations Part 359, the rules and regulations of any other regulatory authority, and by First South’s articles of incorporation and bylaws.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 or otherwise may be permitted to directors, officers, and controlling persons pursuant to the foregoing provisions, Carolina Financial has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

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Stock Options. First South has granted certain employees, officers and directors options to purchase First South common stock under its equity compensation plans. Pursuant to these plans, all stock options outstanding at the time of a corporate transaction such as the merger will vest and become fully exercisable upon the effective date of such corporate transaction.

In connection with entering into the merger agreement, First South has agreed to offer each of the current holders of its stock options the opportunity to cancel, effective upon and subject to the merger, all of their respective stock options covering shares of First South’s common stock having an exercise price per share less than the per share value of the merger consideration in exchange for a cash payment equal to the per share value of the merger consideration minus the exercise price for each share of First South’s common stock subject to such stock option. Any stock option not cashed out will convert into an option to acquire shares of Carolina Financial common stock, as adjusted to reflect the exchange ratio.

Restricted Stock Awards. First South has granted certain employees, officers and directors restricted stock awards under its 2008 Equity Incentive Plan. Pursuant to the 2008 Equity Incentive Plan, all unvested restricted stock awards outstanding at the time of a corporate transaction such as the merger will vest upon the effective date of such corporate transaction.

Golden Parachute Compensation for First South Named Executive Officers

Potential Payments and Benefits to First South Named Executive Officers. The following table sets forth the information required by Item 402(t) of Regulation S-K promulgated by the SEC regarding certain compensation that First South’s named executive officers are entitled to receive that is based on or that otherwise relates to the merger. This compensation is referred to as “golden parachute” compensation by the applicable SEC disclosure rules. This merger-related compensation is the subject of a non-binding advisory vote of First South stockholders, as described under “The First South Proposals – First South Proposal 2 – First South Merger-Related Compensation Proposal” beginning on page 40.

The amounts set forth below have been calculated assuming the merger was consummated on September 30, 2017 and, where applicable, assuming each named executive officer experienced a qualifying termination of employment as of September 30, 2017. The amounts indicated below are estimates of amounts that would be payable to the named executive officers and the estimates are based on multiple assumptions that may or may not actually occur, including assumptions described in this joint proxy statement/prospectus.

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Golden Parachute Compensation

Name	Cash		Equity(2)	Pension/ NQDC(4)	Perquisites/ Benefits(5)	Tax Reimbursement	Other	Total

Bruce W. Elder	$830,747	(1)	$267,787	$229,128	$16,768	—	—	$1,344,430

Scott C. McLean	$404,000	(3)	$121,361	$162,523	—	—	—	$687,884

J. Randall Woodson	$456,000	(3)	$182,908	$150,601	—	—	—	$789,509

(1)	Mr. Elder is party to an Employment Agreement with First South. Prior to the closing of the merger, First South intends to cancel Mr. Elder’s Employment Agreement. (As described above, Mr. Elder’s new Employment Agreement with CresCom Bank will become effective upon the closing of the merger.) The amount shown in the table represents a lump sum cash payment that will be paid to Mr. Elder in exchange for the cancellation of his Employment Agreement with First South.

(2)	For each executive, represents (1) a cash payment equal to the per share value of the merger consideration minus the exercise price for each share of First South common stock subject to stock options held by the executive and (2) single-trigger acceleration of outstanding restricted stock awards. The closing prices of Carolina Financial common stock and First South common stock on June 30, 2017, were used in calculating these amounts. Importantly, these values are different from—and significantly higher than—the valuations for purposes of Section 280G of the Internal Revenue Code, which valuation is determined as of the date of the change in control and is based on several factors, including the stock’s fair market value and the length of time until the unvested equity grants would otherwise have vested, assuming no change in control.

(3)	Messrs. McLean and Woodson are each party to a Change-in-Control Protective Agreement with First South. The amount shown in the table represents a double-trigger (i.e., the payment is triggered by the occurrence of a change in control and is conditioned upon a qualifying termination of each executive’s employment following a change in control) lump sum cash severance payment the executive is entitled to under his Change-in-Control Protective Agreement.

(4)	Each of Messrs. Elder, McLean, and Woodson are party to Salary Continuation Agreements with First South. The amounts in this column represent the value of the lump sum payment to which each executive would be entitled under his Salary Continuation Agreement upon a separation of service prior to normal retirement age following the change in control of First South.

(5)	Represents value of continuation of life and medical insurance benefits following a qualifying termination under Mr. Elder’s Employment Agreement with First South.

Board of Directors and Management Following the Merger

Immediately following the effective time of the merger, the board of directors of Carolina Financial will consist of 13 members, which will include the 11 directors of Carolina Financial serving immediately prior to the merger and two directors of First South serving immediately prior to the merger.

Jerold L. Rexroad will continue to serve as President and Chief Executive Officer, William A. Gehman, III will continue to serve as Executive Vice President and Chief Financial Officer, and M. J. Huggins III will continue to serve as Executive Vice President and Secretary of Carolina Financial following the merger.

Following the merger, Bruce W. Elder, First South’s President and Chief Executive Officer, will be appointed to the board of directors of CresCom Bank and its President of North Carolina Banking. Cornelius F. Sullivan, a Senior Vice President and Raleigh Area Executive of First South, will serve in the same role for CresCom Bank.

Regulatory Clearances Required for the Merger

Completion of the merger between Carolina Financial and First South is subject to the prior receipt of all consents or approvals of, or the provision of notices to, federal and state authorities required to complete the merger. The merger is subject to the provision of notice to the Federal Reserve because the merger qualifies as a “waiver transaction” under applicable Federal Reserve rules and regulations. The Federal Reserve has advised Carolina Financial of its non-objection to characterization of the merger as a “waiver transaction.”

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Under the merger agreement, it is contemplated that First South Bank will be merged with and into CresCom Bank immediately following the consummation of the merger of First South and Carolina Financial. The bank merger is subject to the prior approvals of the FDIC, SCBFI, and NCCOB. CresCom Bank filed the applications with the FDIC, SCBFI and NCCOB on July 12, 2017. As of the date of this joint proxy statement/prospectus, none of the FDIC, the SCBFI, or the NCCOB had granted its approval. FDIC approval or possible approval of the combination: (i) reflects only the view that the transaction does not contravene applicable competitive standards imposed by law and is consistent with regulatory policies relating to safety and soundness; (ii) is not an opinion that the proposed combination is financially favorable to the stockholders or that the FDIC has considered the adequacy of the terms of the transaction; and (iii) is not an endorsement of, or recommendation for, the combination.

Exchange of Shares in the Merger

Carolina Financial intends to appoint Computershare to serve as exchange agent to handle the exchange of shares of First South common stock for shares of Carolina Financial common stock. At the effective time of the merger, each share of First South common stock will be converted into the right to receive the merger consideration, consisting of 0.5200 shares of Carolina Financial common stock and cash in lieu of any fractional share of Carolina Financial common stock, without the need for any action by the holders of First South common stock.

Promptly after the effective time of the merger, but in no event later than seven business days after the effective time of the merger, Carolina Financial will cause the exchange agent to mail to each holder of record of one or more First South stock certificates a letter of transmittal specifying, among other things, that delivery will be effected, and risk of loss and title to any certificates representing First South common stock shall pass, only upon proper delivery of such certificates to the exchange agent. The letter of transmittal will also include instructions explaining the procedure for surrendering First South stock certificates in exchange for the merger consideration. First South stockholders should not return First South stock certificates with the enclosed proxy card.

After the effective time of the merger, shares of First South common stock will no longer be outstanding, will be automatically canceled and will cease to exist and each certificate, if any, that previously represented shares of First South common stock will represent only the right to receive the merger consideration as described above. With respect to merger consideration deliverable upon the surrender of First South stock certificates, until holders of such First South stock certificates have surrendered such stock certificates to the exchange agent for exchange, those holders will not receive dividends or distributions with respect to such shares of Carolina Financial common stock issuable as merger consideration with a record date after the effective time of the merger, and will not receive interest on any cash in lieu of fractional shares.

In addition, holders of certificates that represented outstanding First South common stock immediately prior to the effective time of the merger will be entitled to vote after the effective time of the merger at any meeting of Carolina Financial stockholders the number of whole shares of Carolina Financial common stock into which such shares have been converted, even if such holder has not surrendered such certificates for exchange as set forth above.

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Carolina Financial or its exchange agent will maintain a book entry list of Carolina Financial common stock to which each former First South stockholder is entitled. Certificates evidencing Carolina Financial common stock into which the stockholder’s First South common stock has been converted will not be issued. Carolina Financial’s exchange agent will deliver a statement of such book entry and other information as required by law within a reasonable time following the surrender of a Carolina Financial certificate.

First South stockholders will not receive any fractional shares of Carolina Financial common stock pursuant to the merger. In lieu of fractional shares, Carolina Financial will pay to each former First South stockholder who otherwise would be entitled to receive a fractional share of Carolina Financial common stock an amount in cash (rounded up to the nearest cent), without interest thereon, equal to the product of (i) the volume-weighted average of the closing prices (rounded to the nearest full cent) of Carolina Financial common stock on the NASDAQ for the 20 trading days immediately preceding the date which is five business days immediately prior to the merger’s effective time, multiplied by (ii) the fraction of a share (rounded to the nearest thousandth) of Carolina Financial common stock which such holder otherwise would be entitled to receive.

Carolina Financial stockholders need not take any action with respect to their shares of Carolina Financial common stock, and will continue to hold their shares of Carolina Financial common stock after the effective time of the merger.

Carolina Financial Dividend Policy

Carolina Financial currently pays quarterly cash dividends of $0.04 per share on shares of its common stock and currently intends to consider the declaration of a dividend on a quarterly basis. Any future determination regarding dividend or distribution payments will be at the discretion of the Carolina Financial board of directors, subject to applicable limitations under Delaware law, and will depend upon many factors, including results of operations, financial condition, liquidity, capital requirements and legal requirements.

Listing of Carolina Financial Common Stock

It is a condition to the completion of the merger that the shares of Carolina Financial common stock to be issued to First South stockholders pursuant to the merger (including those shares of Carolina Financial common stock to be issued upon conversion of the First South equity-based awards) be authorized for listing on NASDAQ, subject to official notice of issuance.

De-Listing and Deregistration of First South Stock

Upon completion of the merger, the First South common stock currently listed on NASDAQ will cease to be listed on NASDAQ and will subsequently be deregistered under the Exchange Act.

Support Agreements

Each of First South’s directors and certain of its executive officers, in their capacities as stockholders of First South, entered into a support agreement with Carolina Financial pursuant to which they each have agreed, subject to certain exceptions, to vote their shares, and to use reasonable efforts to cause all shares owned by such director or executive officer jointly with any other person over which such director or executive officer has shared voting control to be voted, in favor of the merger agreement. At the close of business on the record date for the First South special meeting, First South directors and executive officers who have executed support agreements were entitled to vote 594,560 shares of, or approximately 6.26%, of First South common stock outstanding on that date.

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No Appraisal or Dissenters’ Rights

Under Delaware law and Virginia law, as well as the governing instruments of each company, neither the holders of Carolina Financial common stock nor the holders of First South common stock are entitled to appraisal rights or dissenters’ rights in connection with the merger.

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THE MERGER AGREEMENT

The following describes the material provisions of the merger agreement, which is included as Annex A to this joint proxy statement/prospectus and incorporated by reference herein. The summary of the material provisions of the merger agreement below and elsewhere in this joint proxy statement/prospectus is qualified in its entirety by reference to the merger agreement. This summary does not purport to be complete and may not contain all of the information about the merger agreement that is important to you. Carolina Financial and First South encourage you to read the merger agreement carefully in its entirety before making any decisions regarding the merger as it is the legal document governing the merger and related transactions.

The merger agreement and this summary of its terms have been included to provide you with information regarding the terms of the merger agreement and are not intended to provide any factual information about Carolina Financial or First South. Carolina Financial and First South are responsible for considering whether additional disclosure of material information is required to make the statements in this joint proxy statement/prospectus not misleading. Factual disclosures about Carolina Financial or First South contained in this joint proxy statement/prospectus or Carolina Financial’s or First South’s public reports filed with the SEC may supplement, update or modify the factual disclosures about Carolina Financial or First South contained in the merger agreement and described in this summary. The representations, warranties and covenants made in the merger agreement by Carolina Financial and First South are qualified and subject to important limitations agreed to by Carolina Financial and First South in connection with negotiating the terms of the merger agreement. In particular, in your review of the representations and warranties contained in the merger agreement and described in this summary, it is important to bear in mind that the representations and warranties were made solely for the benefit of the parties to the merger agreement, and were negotiated with the principal purpose of allocating risk between the parties to the merger agreement rather than establishing matters as facts. The representations and warranties may also be subject to a contractual standard of materiality that may be different from that generally relevant to stockholders or applicable to reports and documents filed with the SEC, and in some cases are qualified by confidential disclosures that were made by each party to the other, which disclosures are not reflected in the merger agreement or otherwise publicly disclosed. The representations and warranties in the merger agreement will not survive the completion of the merger. Moreover, information concerning the subject matter of the representations and warranties may have changed since the date of the merger agreement, and subsequent developments or new information qualifying a representation or warranty may have been included or incorporated by reference into this joint proxy statement/prospectus. For the foregoing reasons, the representations, warranties and covenants or any descriptions of those provisions should not be read alone, but instead should be read together with the information provided elsewhere in this joint proxy statement/prospectus and in the documents incorporated by reference into this joint proxy statement/prospectus. See “Where You Can Find More Information” beginning on page iii.

General

At the effective time of the merger, upon the terms and subject to the satisfaction or waiver of the conditions of the merger agreement and in accordance with the Delaware General Corporation Law, First South will be merged with and into Carolina Financial, the separate corporate existence of First South will cease, and Carolina Financial will be the surviving corporation of the merger. As of the effective time of the merger, the certificate of incorporation of the surviving corporation will be the certificate of incorporation of Carolina Financial as in effect immediately prior to the effective time, and the bylaws of Carolina Financial as in effect immediately prior to the effective time will be the bylaws of the surviving corporation. Effective as of the effective time of the merger, Carolina Financial will cause the size of the board of directors of the surviving corporation to be 13 directors.

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Effective Time of the Merger

If the merger agreement is approved by the requisite vote of the stockholders of Carolina Financial and First South and all other required governmental and other consents and approvals are received, and if the other conditions to the obligations of the parties to consummate the merger are satisfied or waived (as permitted), the merger will be consummated and effected on the date and at the time that a certificate of merger reflecting the merger is filed with the Delaware Secretary of State and articles of merger reflecting the merger are filed with the Virginia State Corporation Commission or at such later time mutually agreed upon by Carolina Financial and First South and specified in the certificate of merger and articles of merger. Both parties shall use their reasonable efforts to cause the effective time of the merger to occur within 10 business days after the last of the following dates to occur: (i) the effective date (including expiration of any applicable waiting period) of the last required consent of any regulatory authority having authority over and approving or exempting the merger. (ii) the date on which the stockholders of First South approve the merger agreement, and (iii) the date on which the stockholders of Carolina Financial approve the agreement.

Assuming satisfaction of all of the conditions to consummation of the merger, the merger is expected to be made effective during the fourth quarter of 2017.

Merger Consideration

The merger agreement provides that, at the effective time of the merger, each share of First South common stock issued and outstanding immediately prior to the effective time of the merger (except for shares of First South common stock owned, directly or indirectly, by First South or Carolina Financial immediately before the effective time of the merger (excluding any of such shares that are held (i) as a result of debts previously contracted, or (ii) in trust accounts or otherwise held in a fiduciary or agency capacity and beneficially owned by third parties), which will be cancelled and cease to exist with no consideration paid) will be converted into the right to receive 0.5200 (referred to as the “exchange ratio”) fully paid and nonassessable shares of Carolina Financial common stock (“merger consideration”). If the closing price of Carolina Financial common stock is greater than $35.14 just prior to closing of the merger and it has outperformed the NASDAQ Bank Index by 15% or more between signing and closing, the exchange ratio will be decreased automatically based upon the change in the NASDAQ Bank Index. If the closing price of Carolina Financial common stock is less than $25.98 just prior to closing and it has underperformed the NASDAQ Bank Index by 15% or more between signing and closing, First South can terminate the Agreement unless Carolina Financial elects to increase the exchange ratio or add cash consideration to make up the difference, based upon the change in the Nasdaq Bank Index. Upon this conversion, such shares of First South common stock will no longer be outstanding and all rights with respect to such shares will cease to exist, except for the right to receive the merger consideration (and cash in lieu of fractional shares).

No fractional shares of Carolina Financial common stock will be issued in connection with the merger. Instead, cash will be paid for any fraction of a share of Carolina Financial common stock to which any First South stockholder would otherwise be entitled upon completion of the merger. The cash paid will be an amount equal to the fraction of a share of Carolina Financial common stock otherwise issuable upon conversion multiplied by (i) the volume-weighted average of the closing prices (rounded to the nearest full cent) of Carolina Financial common stock on NASDAQ for the 20 trading days immediately preceding the date which is five business days immediately prior to the merger’s effective time, multiplied by (ii) the fraction of a share (rounded to the nearest thousandth) of Carolina Financial common stock which such holder otherwise would be entitled to receive.

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After the effective time of the merger, there will be no further transfers on the stock transfer books of First South of shares of First South common stock that were outstanding immediately prior to the effective time of the merger.

Dividends and Distributions

No dividends or other distributions with respect to Carolina Financial common stock with a record date on or after the effective time of the merger will be paid to the holder of any unsurrendered certificate or book-entry shares that represented First South common stock immediately prior to the effective time of the merger until the holder of such certificate or book-entry shares surrenders such certificate or book-entry shares in accordance with the instructions received from the exchange agent. Following such surrender, there will be paid, without interest, with respect to whole shares of Carolina Financial common stock that shares of First South common stock represented by the certificate or book-entry shares have been converted into: (i) at the time of such surrender, the amount of dividends or other distributions with a record date and a payment date on or after the effective time of the merger and on or prior to the date of such surrender and (ii) at the appropriate payment date, the amount of any dividends or other distributions with a record date on or after the effective time of the merger and prior to the date of such surrender and a payment date subsequent to the date of such surrender.

Conversion of Stock; Treatment of Stock Options and Restricted Stock Awards

Conversion of First South Common Stock. At the effective time of the merger, each share of First South common stock outstanding generally will be converted into and exchanged for the right to receive 0.5200 shares of Carolina Financial common stock, subject to the possible adjustment of the exchange ratio as described above under “--Merger Consideration.”

Cash will also be exchanged for any fractional shares. Any First South stockholder who would otherwise have been entitled to receive a fraction of a share of Carolina Financial common stock in the merger will receive, in lieu thereof, cash (without interest) in an amount equal to the fraction of a share of Carolina Financial common stock otherwise issuable upon conversion multiplied by the average of the daily closing prices of Carolina Financial common stock on NASDAQ for the 20 consecutive trading days ending on the trading day prior to the fifth business day immediately prior to the date on which the effective time of the merger is to occur.

Some shares of First South common stock may not be converted in the merger. Each outstanding share of First South common stock owned by Carolina Financial, First South, or their respective subsidiaries (in each case other than shares of First South common stock held on behalf of third parties or as a result of debts previously contracted) will be canceled at the effective time of the merger and will cease to be outstanding.

Stock Options. First South has granted certain employees, officers and directors options to purchase First South common stock under its equity compensation plans. Pursuant to these plans, all stock options outstanding at the time of a corporate transaction such as the merger will vest and become fully exercisable upon the effective date of such corporate transaction. In connection with entering into the merger agreement, First South has agreed to offer each of the current holders of its stock options the opportunity to cancel, effective upon and subject to the merger, all of their respective stock options covering shares of First South’s common stock having an exercise price per share less than the per share value of the merger consideration in exchange for a cash payment equal to the per share value of the merger consideration minus the exercise price for each share of First South’s common stock subject to such stock option. Any stock option not cashed out will convert into an option to acquire shares of Carolina Financial common stock, as adjusted to reflect the exchange ratio.

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Restricted Stock Awards. First South has granted certain employees, officers and directors restricted stock awards under its 2008 Equity Incentive Plan. Pursuant to the 2008 Equity Incentive Plan, all unvested restricted stock awards outstanding at the time of a corporate transaction such as the merger will vest upon the effective date of such corporate transaction. Those shares will become shares of Carolina Financial upon consummation of the merger.

Procedure for Receiving Merger Consideration

Promptly after the effective time of the merger, Carolina Financial will deposit with the exchange agent (i) the merger consideration, and (ii) cash in an amount sufficient to make payments in lieu of any fractional shares and payments of any dividends or other distributions payable pursuant to the merger agreement. The cash and shares deposited pursuant to the foregoing are referred to as the “exchange fund.”

As soon as reasonably practicable after the effective time of the merger (but in any event, no later than seven days after the effective time of the merger), Carolina Financial will cause the exchange agent to mail to each holder of record of shares of First South common stock immediately prior to the merger that were converted at the effective time of the merger into the right to receive the merger consideration, (i) a letter of transmittal and (ii) instructions for use in effecting the surrender of certificates or book-entry shares of First South common stock in exchange for the merger consideration, cash in lieu of fractional shares and any dividends or other distributions payable pursuant to the merger agreement. Each holder of First South common stock will be entitled to receive the appropriate merger consideration, cash in lieu of any fractional shares and any dividends or distributions payable pursuant to the merger agreement upon surrendering to the exchange agent such stockholder’s certificates or book-entry shares, together with a properly executed letter of transmittal and any other documents required by the exchange agent. The merger consideration and any other consideration paid under the merger agreement may be reduced by any amounts required to be deducted and withheld pursuant to any applicable tax law. You should not return your certificates representing shares of First South common stock to the exchange agent without a letter of transmittal, and you should not return your certificates representing First South common stock to First South.

If any shares of Carolina Financial common stock are to be issued as merger consideration to a person other than the person in whose name the certificates or book-entry shares representing shares of First South common stock are registered, it will be a condition to such issuance that such surrendered First South certificate or book-entry share is properly endorsed with a medallion signature guaranty or otherwise in proper form for transfer, and that the person requesting payment will have paid to the exchange agent in advance any transfer or other similar taxes required by reason of the issuance of Carolina Financial shares in any name other than that of the registered holder of the surrendered First South shares, or required for any other reason, or establish, to the satisfaction of the exchange agent, that such taxes have been paid or are not payable.

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No interest will be paid or will accrue on the merger consideration payable in respect of any shares of First South common stock.

Lost, Stolen or Destroyed Certificates

If any certificate representing shares of First South common stock has been lost, stolen or destroyed, the exchange agent will deliver the applicable merger consideration, any cash in lieu of any fractional shares payable and any dividends or other distributions payable pursuant to the merger agreement with respect to the shares formerly represented by such certificate if the stockholder asserting the claim of a lost, stolen or destroyed certificate has delivered an affidavit of that fact to the exchange agent and has posted a bond through the exchange agent in such amount as the exchange agent would charge other similarly situated holders of Carolina Financial common stock as indemnity against any claim that may be made against the exchange agent with respect to such lost, stolen or destroyed First South certificate.

Representations and Warranties Made by Carolina Financial and First South in the Merger Agreement

Carolina Financial and First South have made certain customary representations and warranties to each other in the merger agreement. For information on these representations and warranties, please refer to the merger agreement attached as Annex A. If either party materially violates any of its representations or warranties and fails to cure such violation, the other party may terminate the merger agreement.

Resale of Carolina Financial Common Stock

The shares of Carolina Financial common stock to be issued to stockholders of First South under the merger agreement will be freely tradable by such stockholders without restriction, except that if any First South stockholders are deemed to be affiliates of Carolina Financial, they must abide by certain transfer restrictions under the Securities Act.

Conduct of Business Pending the Merger

Under the merger agreement, both parties have agreed, except as otherwise contemplated by the merger agreement or with the prior written consent of the other party, to:

•	operate its business only in the usual, regular, and ordinary course;

•	use commercially reasonable efforts to preserve intact its business organizations and assets and maintain its rights and franchises;

•	use commercially reasonable efforts to cause its representations and warranties to be correct at all times; and

•	take no action which would (1) adversely affect the ability of any party to obtain any consents required for the transactions contemplated by the merger agreement without imposition of a condition or restriction which, in the reasonable judgment of the board of directors of Carolina Financial, would so materially adversely impact the economic or business benefits of the transactions contemplated by the merger agreement such that, had Carolina Financial known of such condition or requirement, it would not have entered into the merger agreement, or (2) adversely affect in any material respect the ability of either party to perform its covenants and agreements under the merger agreement.

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In addition, First South has agreed, except as otherwise contemplated by the merger agreement or with the prior written consent of Carolina Financial, to:

•	use its best efforts to provide all information requested by Carolina Financial related to loans or other transactions made by First South with a value equal to or exceeding $1,000,000;

•	consult with Carolina Financial prior to entering into or making any loans or other transactions constituting a separate extension of credit with a value equal to or exceeding $2,500,000 other than residential mortgage loans for which First South has a commitment to buy from a reputable investor; and

•	consult with Carolina Financial prior to entering into or making any loans that exceed regulatory loan to value guidelines;

In addition, First South has agreed in the merger agreement not to take certain actions relating to the operation of its business pending consummation of the merger without the prior consent of Carolina Financial. Such actions include, among others:

•	amending the articles of incorporation, bylaws, or other governing corporate instruments;

•	incurring any additional debt obligation or other obligation for borrowed money in excess of an aggregate of $500,000, except in the ordinary course of business consistent with past practices and that are pre-payable without penalty, or allowing the imposition of a lien on any asset;

•	repurchasing, redeeming, or otherwise acquiring or exchanging (other than exchanges in the ordinary course under employee benefit plans or as required by the merger agreement) any shares (or securities convertible into any shares) of capital stock or declaring or paying any dividend on common stock;

•	except for the merger agreement or upon the exercise of First South stock options or vesting of First South restricted stock, issuing, selling, pledging, encumbering, authorizing the issuance of, entering into any contract to issue, sell, pledge, encumber or authorize the issuance of, or otherwise permit to become outstanding, any additional shares of First South common stock, any other capital stock of any First South entity, or any right;

•	adjusting, splitting, combining, or reclassifying any capital stock or issuing or authorizing the issuance of any other securities in respect of, or in substitution for, shares of common stock, or selling, leasing, mortgaging, or otherwise disposing of any shares or assets other than in the ordinary course for reasonable and adequate consideration;

•	purchasing any securities or making any material investments, except in the ordinary course of business consistent with past practice, either by purchasing stock or securities, contributing to capital, transferring assets, or purchasing any assets, in any person or otherwise acquiring direct or indirect control over any person other than in connection with foreclosures of loans in the ordinary course of business;

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•	except as contemplated by the merger agreement, granting any bonus in excess of an aggregate $5,000 or increase in compensation or benefits to employees, officers, or directors (except in accordance with past practice), committing or agreeing to pay any severance or termination pay, or any stay or other bonus to any director, officer, or employee (except for payments according to Mr. Elder’s and Mr. Sullivan’s employment agreements attached to the merger agreement), entering into or amending any severance agreements, changing any fees or other compensation or other benefits to directors, except as contemplated by the merger agreement, waiving any stock repurchase rights, accelerating, amending, or changing the exercisability period of any right or restricted stock, repricing options or warrants, or authorizing cash payments in exchange for any rights, or accelerating, vesting, or committing or agreeing to accelerate or vest any amounts, benefits, or rights;

•	entering into or amending (unless required by law or the merger agreement) any employment contract that does not have the unconditional right to terminate without certain liability;

•	subject to certain exceptions, adopting any new employee benefit plan or terminating or withdrawing from or materially changing any existing plan or program;

•	making any change in tax or accounting methods or systems of internal accounting controls, except for any change required by law, regulatory accounting requirements, or generally accepted accounting principles, or at the specific request of Carolina Financial;

•	commencing any litigation other than in accordance with past practice or settling any litigation for money damages or restrictions on operations;

•	entering into, modifying, amending, or terminating any material contracts other than with respect to those involving aggregate payments of less than, or the provision of goods or services with a market value of less than, $50,000 per annum, subject to certain exceptions;

•	except in the ordinary course of business, making, renegotiating, renewing, increasing, extending, modifying, or purchasing any loan or credit to any borrower or making any commitment in respect of the foregoing, except, with respect to any extension of credit with an unpaid balance of less than $250,000, in conformity with existing lending policies and policies, or waiving, releasing, compromising, or assigning any material rights or claims or making any adverse changes in the mix, rates, terms, or maturities of its deposits or other liabilities;

•	making or increasing any loans or other extensions of credit or the commitment to do so to any director or executive officer of First South or First South Bank or any entity controlled by a director or executive officer, except for loans or extensions of credit made on terms generally available to the public and other than renewals of existing loans or commitments;

•	except in the ordinary course of business, restructuring or materially changing its investment securities portfolio or its interest rate risk position through purchases, sales or otherwise, or the manner in which the portfolio is classified or reported;

•	making any capital expenditures other than pursuant to binding commitments as of June 9, 2017, and other than expenditures of less than $50,000 and expenditures necessary to maintain existing assets in good repair or to make payment of necessary taxes;

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•	establishing or committing to establish any new branch or office facility or filing any application to relocate or terminate the operation of any banking office;

•	taking any action that is intended or expected to result in any of its representations and warranties set forth in the merger agreement being or becoming untrue in any material respect at any time prior to the effective time, or in any of the conditions to the merger not being satisfied or in a violation of the merger agreement;

•	knowingly taking any action that would prevent or impede the merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code;

•	agreeing to take, making any commitment to take, or adopting any resolutions in support of any actions prohibited by any of these covenants;

•	maintaining First South Bank’s allowance for loan losses in a manner inconsistent with GAAP and applicable regulatory guidelines and accounting principles, practices, and methods consistent with past practices; or

•	taking any action or failing to take any action that at the time of such action or inaction is reasonably likely to prevent, or would be reasonably likely to materially interfere with, the consummation of the merger.

In addition, First South has agreed that neither it, nor its affiliates or representatives, will solicit an acquisition proposal (generally, a tender offer or proposal for a merger, asset acquisition, or other business combination), other than the transactions contemplated by the merger agreement. Pursuant to the merger agreement, except to the extent necessary to comply with the fiduciary duties of their board of directors, neither First South, nor any affiliate or representative of such party, will, prior to the stockholder vote on the merger agreement and subject to certain exceptions, furnish any non-public information that it is not legally obligated to furnish, or negotiate with respect to, or enter into any contract with respect to, any acquisition proposal. In the merger agreement, First South also agreed to terminate any existing negotiations with any other parties with respect to any of the foregoing and agreed to use its reasonable efforts to cause its representatives to comply with any of the foregoing.

Restrictions on Solicitation

Except as described below, First South has agreed that, from the time of the execution of the merger agreement until the earlier of the effective time of the merger or the termination of the merger agreement, it will not, and will cause its affiliates and representatives not to, directly or indirectly: (i) solicit or initiate, or knowingly facilitate, induce or knowingly encourage the making, submission, or announcement of any proposal or offer that constitutes, or would reasonably be expected to lead to a proposal that constitutes, an acquisition proposal; (ii) engage or enter into, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any other person any non-public information in connection with, any acquisition proposal, or otherwise cooperate with or assist or participate in, or encourage or knowingly facilitate any such inquiries, proposals, discussions or negotiations or any effort or attempt to make an acquisition proposal; (iii) enter into any agreement contemplating or otherwise relating to an acquisition proposal; or (iv) propose to do any of the foregoing. First South has, and has caused each of its respective subsidiaries and each of its and its respective subsidiaries’ representatives to, cease any solicitation, encouragement, discussions or negotiations with any person that may be ongoing with respect to any acquisition proposal, and terminated all physical and electronic data room access previously granted to any such person or its representatives.

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An “acquisition proposal” means any proposal that is communicated to First South’s chief executive officer, chief financial officer or board of directors or publicly announced to First South’s stockholders by a third party (other than Carolina Financial or any of its affiliates) for an acquisition transaction involving First South or any of its present or future consolidated subsidiaries, or any combination of such subsidiaries, the assets of which constitute 5% or more of the consolidated assets of First South as reflected on First South’s consolidated statement of condition. An “acquisition transaction” means any transaction or series of related transactions (other than the proposed merger with Carolina Financial) involving: (i) any acquisition or purchase from First South by a third party of 25% or more in interest of the total outstanding voting securities of First South or any of its subsidiaries, or any tender offer or exchange offer that if consummated would result in any third party beneficially owning 25% or more in interest of the total outstanding voting securities of First South or any of its subsidiaries, or any merger, consolidation, business combination or similar transaction involving First South pursuant to which the stockholders of First South immediately preceding such transaction hold less than 75% of the equity interests in the surviving or resulting entity of such transaction; (ii) any sale or lease (other than in the ordinary course of business), or exchange, transfer, license (other than in the ordinary course of business), acquisition or disposition of 5% or more of the assets of First South; or (iii) any liquidation or dissolution of First South.

Notwithstanding the restrictions described above, at any time prior to obtaining the relevant stockholder approval, if First South receives an acquisition proposal and First South’s board of directors determines in good faith, after consultation with its financial advisors and outside legal counsel, that such acquisition proposal constitutes or is reasonably likely to constitute a superior proposal, First South and its representatives may furnish (pursuant to a confidentiality agreement meeting certain requirements set forth in the merger agreement) non-public information with respect to First South and its subsidiaries to and engage in discussions or negotiations with the person who made the proposal and its representatives (provided that, (i) at least two business prior to furnishing any such information to, or entering into discussions or negotiations with, such person or group, First South gives Carolina Financial written notice of the identity of such person or group and of First South’s intention to furnish nonpublic information to, or enter into discussions or negotiations with, such person or group and (ii) First South contemporaneously furnishes such non-public information to Carolina Financial, if such information was not previously provided to Carolina Financial or its representatives).

A “superior proposal” means any bona fide written acquisition proposal made by a third party that if consummated would result in such third party owning more than 50% of the shares of First South common stock or all or substantially all of First South’s assets and which First South’s board of directors has determined in its good faith judgment, after consultation with its financial advisors and outside legal counsel, is reasonably likely to be consummated in accordance with its terms and that is reasonably likely to result in the consummation of a transaction more favorable to the stockholders of First South than the merger, taking into account such factors as the board of directors in good faith deems relevant, including legal, financial, regulatory and other aspects of the proposal, and any changes to the terms of the merger agreement proposed by Carolina Financial in response to such proposal or otherwise.

Changes in Board Recommendations

The board of directors of First South has agreed, subject to certain exceptions discussed below, not to (i) fail to recommend the approval of the merger agreement, (ii) change, qualify, withhold, withdraw or modify, or publicly propose to take such an action, in a manner adverse to the other party, their respective recommendations with respect to the merger, (iii) take any formal action or make any recommendation or public statement in connection with a tender offer or exchange offer other than a recommendation of rejection of such offer or a temporary “stop, look and listen” communication pursuant to Rule 14d-9(f) of the Exchange Act, or (iv) adopt, approve or recommend an acquisition proposal. In addition, subject to certain exceptions described below and in the merger agreement, the board of directors of First South has agreed not to cause or permit their respective companies, or any subsidiaries thereof, to enter into any letter of intent, agreement or agreement in principle with respect to any acquisition proposal (other than a confidentiality agreement meeting certain requirements set forth in the merger agreement).

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Notwithstanding the restrictions described above, prior to obtaining the relevant stockholder approval, the board of director each of First South is permitted to change, qualify, withhold, withdraw or modify in a manner adverse to the other party its recommendations with respect to the merger if, subject to certain conditions, the board of directors of First South, among other things, determines in good faith after consultation with its financial advisors and outside legal counsel that an acquisition proposal received after the date of the merger agreement constitutes a superior proposal.

Prior to making a change in recommendation as described above, First South must (i) inform Carolina Financial in writing of its board of directors’ intention to change its recommendation at least five business days in advance, (ii) provide to Carolina Financial the material terms and conditions of and identity of the person making the acquisition proposal, as well as a copy of all written materials with or from the party making such acquisition proposal, and (iii) negotiate (and cause its representatives to negotiate) in good faith with Carolina Financial during such notice period, to the extent that Carolina Financial wishes to negotiate, to enable Carolina Financial to revise the terms of the merger agreement such that it would cause the superior proposal to no longer constitute a superior proposal. Following the end of such notice period, the First South board of directors must consider in good faith any changes to the merger agreement proposed in writing by Carolina Financial, and must have determined that the superior proposal would continue to constitute a superior proposal if such revisions were to be given effect. If material revisions to an acquisition proposal would have an impact, influence or other effect on First South’s board of directors’ decision or discussion with respect to whether such proposal constitutes a superior proposal, First South’s board of directors must deliver to Carolina Financial a new written notice and again comply with the procedures set forth in this paragraph, except that the five business day period described above becomes a three business day period.

Efforts to Obtain Required Stockholder Approvals

Each party has agreed to hold its special meeting, as soon as reasonably practicable, for the purposes of seeking the required approvals of its stockholders related to the merger agreement and the merger and, unless the board of directors of such party has changed its recommendation as permitted by the merger agreement, to use its commercially reasonable efforts to solicit the requisite stockholder approval for such proposals.

Efforts to Complete the Transactions

Carolina Financial and First South have each agreed to, among other things, take, or cause to be taken, all appropriate actions, and do, or cause to be done, all things necessary, proper or advisable under the merger agreement and any applicable law to consummate and make effective the merger and the other transactions contemplated by the merger agreement as soon as reasonably practicable, including preparing and filing as promptly as practicable all documentation to effect all necessary notices, reports and other filings, and to obtain as promptly as reasonably practicable all consents, registrations, approvals, permits and authorizations necessary or advisable to be obtained from any governmental entity or other third party in order to consummate the merger or any of the other transactions contemplated by the merger agreement.

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Other Covenants and Agreements

The merger agreement contains certain other covenants and agreements, including, among others, the following covenants:

•	each party will hold and treat in confidence all information received from the other party in connection with the merger agreement or the merger;

•	except as specifically provided in the merger agreement, all employees of First South or any First South subsidiary immediately before the effective time of the merger will automatically become employees of Carolina Financial and its subsidiaries as of the effective time, shall be employed at the will of Carolina Financial, and will be eligible to participate in each of Carolina Financial’s employee benefit plans with full credit for prior service with First South solely for the purposes of eligibility and vesting, except that such service will also be credited for purposes of calculating benefits under Carolina Financial’s standard severance policy; provided, that no contractual right to employment shall inure to such employees because the merger agreement except as otherwise expressly set forth therein;

•	First South will cooperate with Carolina Financial in its efforts to cause certain First South employees identified by Carolina Financial to enter into retention or stay bonus agreements prior to the effective time of the merger;

•	each party will give prompt written notice to the other party of any change or event (i) having or reasonably likely to have a material adverse effect on such party, or (ii) that such party believes would or would be reasonably likely to cause or constitute a material breach of any of its representations, warranties or covenants contained in the merger agreement;

•	each party will keep the other party reasonably informed with respect to the defense or settlement of any securityholder action against it or its directors or officers relating to the merger or other transactions contemplated by the merger agreement, will give the other party opportunity to consult with it regarding the defense or settlement of any such securityholder action, and will not settle any such action without the other party’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed);

•	whether or not the merger is consummated, except as otherwise expressly provided in the merger agreement, all costs and expenses incurred in connection with the merger agreement and the transactions contemplated thereby will be borne by the party incurring such expenses;

•	neither party will issue or cause the publication of, or permit any of its subsidiaries or agents to issue or cause the publication of, any press release or other public announcement with respect to the transactions contemplated by the merger agreement without the prior consent of the other party (which consent will not be unreasonably withheld), provided that either party may, without the prior written consent of the other party (but after prior consultation with the other party to the extent practicable under the circumstances) issue or cause the publication of any press release or other announcement, after consultation with outside legal counsel, to the extent required by law or NASDAQ rules or regulations.

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Conditions to Completion of the Transaction

The obligations of Carolina Financial and First South to consummate the transactions are subject to the satisfaction of the following conditions:

•	the approval of the merger agreement by holders of two-thirds of the outstanding shares of First South common stock;

•	the approval of the merger agreement by holders of a majority of the outstanding shares of Carolina Financial common stock and approval of the issuance of Carolina Financial common stock constituting the merger consideration by a majority of the votes cast by the holders of shares of Carolina Financial common stock entitled to vote on the action;

•	the authorization for listing on NASDAQ of the Carolina Financial common stock to be issued pursuant to the merger, subject to official notice of issuance;

•	the declaration by the SEC of the effectiveness of the registration statement of which this joint proxy statement/prospectus forms a part, which registration statement must not be subject to any stop order or proceedings initiated or threatened by the SEC for such purpose;

•	the absence of any order, injunction or decree issued by any court or agency of competent jurisdiction, or any other legal restraint or prohibition, preventing consummation of the merger or any other transaction contemplated by the merger agreement, and the absence of any law, regulation, order or decree prohibiting or making illegal the consummation of the merger;

•	the receipt and effectiveness of all required regulatory approvals, the expiration of all statutory notice and waiting periods in respect of such regulatory approval, and the absence of any condition or restriction in connection with any such regulatory approval that would have a material adverse effect on the surviving corporation; and

•	the receipt of an opinion from Carolina Financial’s legal counsel to the effect that on the basis of the facts, representations, and assumptions set forth in such opinion, (i) the merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code, and (ii) Carolina Financial and First South will each be a party to that reorganization within the meaning of Section 368(b) of the Code.

In addition, the obligations of First South to effect the merger are subject to satisfaction or waiver of the following additional conditions:

•	(i) the representations and warranties of Carolina Financial (other than certain representations related to Carolina Financial’s authorization and adoption of the merger agreement, enforceability of the merger agreement against Carolina Financial, Carolina Financial’s organization and good standing, Carolina Financial’s capital stock, and the absence of certain changes or events), without giving effect to any limitation as to “materiality” or “material adverse effect” contained therein, being true and correct as of the date of the merger agreement and as of the effective time of the merger as though made on and as of the effective time (except that representations and warranties that by their terms speak specifically as of the date of the merger agreement or another date must be true and correct as of such date), except where the failure of such representations and warranties to be so true and correct does not have, and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on Carolina Financial, and (ii) certain representations and warranties related to Carolina Financial’s authorization and adoption of the merger agreement, enforceability of the merger agreement against Carolina Financial, Carolina Financial’s organization and good standing, Carolina Financial’s capital stock, and the absence of certain changes or events being true and correct as of the date of the merger agreement and as of the effective time of the merger as though made on and as of the effective time (except that representations and warranties that by their terms speak specifically as of the date of the merger agreement or another date must be true and correct as of such date) in all material respects;

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•	Carolina Financial having performed in all material respects all of the obligations required to be performed by it under the merger agreement at or prior to the effective time of the merger;

•	Carolina Financial having delivered to First South a certificate, dated as of the closing date, executed on behalf of Carolina Financial by its chief executive officer or chief financial officer certifying as to the satisfaction of the conditions described in the preceding two paragraphs;

•	Carolina Financial having delivered a certificate, dated as of the closing date, of the Secretary of Carolina Financial and CresCom Bank certifying all organizational documents of Carolina Financial and CresCom Bank, including, among other things, the incumbency of its directors, its certificate of incorporation, and its bylaws along with all required certificates of existence and good standing;

•	Carolina Financial having executed and delivered an agreement with the exchange agent obligating Carolina Financial to deliver the merger consideration and cash in an aggregate amount sufficient for payment in lieu of fractional shares of Carolina Financial common stock to the exchange agent within five business days of the effective time;

•	the absence of any change, state of facts, event, development or effect since March 31, 2017 that has had or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on Carolina Financial; and

In addition, the obligations of Carolina Financial to effect the merger are subject to satisfaction or waiver of the following additional conditions:

•	(i) the representations and warranties of First South (other than certain representations related to First South’s authorization and adoption of the merger agreement, enforceability of the merger agreement against First South, First South’s organization and good standing, First South’s capital stock, and the absence of certain changes or events), without giving effect to any limitation as to “materiality” or “material adverse effect” contained therein, being true and correct as of the date of the merger agreement and as of the effective time of the merger as though made on and as of the effective time (except that representations and warranties that by their terms speak specifically as of the date of the merger agreement or another date must be true and correct as of such date), except where the failure of such representations and warranties to be so true and correct does not have, and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on First South, and (ii) certain representations and warranties related to First South’s authorization and adoption of the merger agreement, enforceability of the merger agreement against First South, First South’s organization and good standing, First South’s capital stock, and the absence of certain changes or events being true and correct as of the date of the merger agreement and as of the effective time of the merger as though made on and as of the effective time (except that representations and warranties that by their terms speak specifically as of the date of the merger agreement or another date must be true and correct as of such date) in all material respects;

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•	First South having performed in all material respects all of the obligations required to be performed by it under the merger agreement at or prior to the closing;

•	First South having delivered to Carolina Financial a certificate, dated as of the closing date, executed on behalf of First South by its chief executive officer or chief financial officer certifying as to the satisfaction of the conditions described in the preceding two paragraphs;

•	First South having delivered a certificate, dated of the closing date, of the secretary of First South and First South Bank certifying all organizational documents of First South and First South Bank, including, among other things, the incumbency of its directors, its articles of incorporation, and its bylaws along with all required certificates of existence and good standing;

•	First South’s delivery of fully executed non-employee director non-competition agreements, stockholder support agreements, claims letters, and employment agreements executed by Bruce W. Elder and Cornelius F. Sullivan with CresCom Bank; and

•	the absence of any change, state of facts, event, development or effect since March 31, 2017 that has had or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on First South.

Governance of the Combined Company Following the Completion of the Transaction

Carolina Financial has agreed to take all requisite action, effective as of the effective time of the merger, to cause the Carolina Financial board of directors to consist of 13 directors, which will include: (i)  the then-current 11 members of the Carolina Financial board of directors, and (ii) two of the then-current members of the First South board of directors (as mutually agreed upon by First South and Carolina Financial). The parties have agreed that the board of directors of Carolina Financial (or the appropriate committee thereof) will cause each of the First South continuing directors to be nominated for election at the at the next annual meeting of stockholders of Carolina Financial at which such director’s class is nominated for re-election.

Effective as of the effective time of the consolidation of the parties’ respective subsidiary banks, Carolina Financial has agreed that CresCom Bank will take all requisite action, effective as of the effective time of such consolidation, to cause the CresCom Bank board of directors to consist of 14 directors, which will include: (i) the then-current 13 members of the CresCom Bank board of directors, and (ii) Bruce W. Elder. The CresCom Bank board of directors (or the appropriate committee thereof) will cause Mr. Elder to be nominated for re-election at the next annual meeting of the stockholders of CresCom Bank.

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Effective as of the effective time of the merger (and, with respect to positions with CresCom Bank, effective as of the effective time of the bank consolidation), (i) Jerold L. Rexroad will continue as a director and as Chief Executive Officer and President of Carolina Financial and as Executive Chairman of CresCom Bank, (ii) David L. Morrow will continue as a director and as Executive Vice President of Carolina Financial and Chief Executive Officer of CresCom Bank, (iii) William A. Gehman, III will continue as Executive Vice President and Chief Financial Officer of Carolina Financial and CresCom Bank, (iv) M.J. Huggins, III will continue as Executive Vice President and Secretary of Carolina Financial and CresCom Bank, (v) Bruce W. Elder will become and serve as a director of CresCom Bank and as its President of North Carolina Banking, (vi) Cornelius F. Sullivan will become and serve as Senior Vice President and Raleigh Area Executive of CresCom Bank, (vii) the directors of First South who are not appointed to the board of Carolina Financial will be named to an advisory board of CresCom Bank. The biographies of Messrs. Rexroad, Morrow, Gehman, Huggins and Carolina Financial’s current directors are included in Carolina Financial’s definitive Proxy Statement on Schedule 14A for its 2017 annual meeting of stockholders, filed March 20, 2017, and are incorporated herein by reference. The biographies of Mr. Elder and First South’s current directors are included in First South’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016, filed on March 15, 2017 and amended on April 28, 2017, and are incorporated herein by reference.

Indemnification and Insurance

Carolina Financial will indemnify, defend, and hold harmless, and provide advancement of reasonable expenses to each of the current or former directors or officers of First South or its subsidiaries against all liabilities arising out of actions or omissions arising out of their service or services as directors, officers, employees, or agents of First South or its subsidiaries, occurring at or prior to the effective time of the merger to the fullest extent permitted by law and by First South’s governing documents.

For a period of six years following the effective time of the merger, the Carolina Financial will purchase (or will direct First South to purchase) policies of directors’ and officers’ liability insurance and fiduciary liability insurance for acts or omissions occurring prior to the effective time of the merger by such directors and officers currently covered by First South’s similar policies. However, after the effective time of the merger, Carolina Financial will not be required to pay annual premiums for insurance coverages in excess of 200% of the annual premium paid by First South prior to the date of the merger agreement (referred to as the “maximum amount”) in respect of the coverages required to be obtained, but in such case will purchase the greatest coverage available for a cost not exceeding the maximum amount.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling Carolina Financial pursuant to the provisions discussed above, Carolina Financial has been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Amendment, Waiver, and Termination

The merger agreement may be amended by the parties at any time before or after the receipt of the First South stockholder approval or the Carolina Financial stockholder approval by action taken or authorized by the parties’ respective boards of directors. After receipt of any such approval, no amendment will be made which by law or in accordance with the rules of any relevant stock exchange requires further approval by the First South stockholders or the Carolina Financial stockholders, as applicable, without such further stockholder approval. The merger agreement may not be amended except by an instrument in writing signed on behalf of Carolina Financial and First South.

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Prior to or at the effective time of the merger, either First South or Carolina Financial may waive any default in the performance of any term of the merger agreement by the other party, may waive or extend the time for the fulfillment by the other party of any of its obligations under the merger agreement, and may waive any of the conditions precedent to the obligations of such party under the merger agreement, except any condition that, if not satisfied, would result in the violation of an applicable law.

The merger agreement may be terminated, and the merger abandoned, at any time prior to its effective time, by mutual consent of the boards of directors of First South and Carolina Financial. In addition, the merger agreement may be terminated, and the merger abandoned, prior to the effective time of the merger by either First South or Carolina Financial if:

•	the other party breaches any representation or warranty in the merger agreement which cannot be or is not cured within 30 days of notice of such breach; provided, that such breach is reasonably likely, in the opinion of the non-breaching party, to permit such party to refuse to consummate the transactions contemplated by the merger agreement;

•	any regulatory authority whose approval is required for consummation of the merger makes a final non-appealable decision not to approve the merger; any final law or order permanently restrains, enjoins, or otherwise prohibits consummation of the merger; First South stockholders fail to approve the merger agreement at the First South special meeting; or Carolina Financial stockholders fail to approve the merger agreement at the Carolina Financial special meeting; or

•	the merger has not been consummated by March 31, 2018.

Carolina Financial may terminate the merger prior to the approval by the requisite vote of the First South stockholders if:

•	the board of directors of First South withdraws, qualifies, or modifies, or proposes publicly to withdraw, quality or modify, in a manner adverse to Carolina Financial, its recommendation that the First South stockholders approve the merger agreement, or approves or recommends, or proposes publicly to approve or recommend an acquisition proposal by any other person;

•	the board of directors of First South fails to reaffirm its recommendation that the First South stockholders approve the merger agreement within 10 business days after Carolina Financial requests such reaffirmation at any time following the public announcement of an acquisition proposal by any other person; or

•	First South fails to comply in all material aspects with Section 7.1 (Shareholder Approvals) or 7.3 (Other Offers, etc.) of the merger agreement regarding obtaining stockholder approval for the merger agreement and solicitation of other offers for an acquisition of First South.

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In this event, First South must pay Carolina Financial a termination fee of $5,750,000.

If the closing price of Carolina Financial common stock is less than $25.98 just prior to closing and it has underperformed the Nasdaq Bank Index by 15% or more between signing and closing, First South can terminate the merger agreement unless Carolina Financial elects to increase the exchange ratio or add cash consideration to make up the difference, based upon the change in the Nasdaq Bank Index.

First South can also terminate the merger agreement if First South’s stockholders do not approve the merger agreement at the First South special meeting, and prior to the First South special meeting, First South received a superior proposal which did not result from a breach of its non-solicitation obligations under the merger agreement, and First South’s board of directors determines to enter into a definitive agreement for such proposal upon termination of the merger agreement and enters into such agreement concurrently with its termination of the merger agreement. In this event, First South must pay a $5,750,000 termination fee to Carolina Financial.

In addition, if (i) an acquisition proposal with respect to First South is communicated to the stockholders, senior management, or board of directors of First South or any person publicly announces an intention to make an acquisition proposal with respect to First South after the date of the merger agreement, (ii) the merger agreement is then terminated due to a failure to obtain the First South stockholder vote, a material breach of the merger agreement by First South, or failure to close the merger by March 31, 2018, and (iii) within one year after the termination of the merger agreement, First South consummates an acquisition transaction or enters into an acquisition agreement, then it must pay the $5,750,000 termination fee to Carolina Financial.

Governing Law

The merger agreement is governed by the laws of South Carolina.

No Third Party Beneficiaries

While the merger agreement is not intended to confer upon you or any other person other than Carolina Financial and First South any rights or remedies, it provides limited exceptions for (i) First South’s and its subsidiaries’ directors and officers to continue to have indemnification and liability insurance coverage after the completion of the merger, and (ii) holders of First South common stock after the effective time of the merger and any holder of an award granted under a First South stock plan to properly convert their shares of common stock and awards pursuant to the merger agreement.

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MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES AND OPINION OF TAX COUNSEL

Subject to the limitations, assumptions and qualifications described herein, in the opinion of Nelson Mullins Riley & Scarborough, LLP, the following discussion summarizes the anticipated material U.S. federal income tax consequences of the merger generally applicable to “U.S. holders” (as defined below) of First South common stock that exchange their shares in the merger. This summary is based upon the Code, Treasury regulations promulgated thereunder, judicial authorities, published positions of the IRS and other applicable authorities, all as in effect on the date of this discussion and all of which are subject to change (possibly with retroactive effect) and differing interpretations. The opinion of tax counsel for Carolina Financial is filed as Exhibit 8.1 to the registration statement on Form S-4 of which this document is a part.

This summary is limited to U.S. holders (as defined below) that hold their shares of First South common stock as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment). Furthermore, this discussion does not address all of the tax consequences that may be relevant to a particular First South stockholder or to First South stockholders that are subject to special rules under U.S. federal income tax laws, such as: stockholders that are not U.S. holders; financial institutions; insurance companies; mutual funds; tax-exempt organizations; S corporations or other pass-through entities (or investors in such entities); regulated investment companies; real estate investment trusts; dealers in securities or currencies; persons subject to the alternative minimum tax provisions of the Code; former citizens or residents of the United States; persons whose functional currency is not the U.S. dollar; traders in securities that elect to use a mark-to-market method of accounting; persons who own more than 5% of the outstanding common stock of First South; persons who hold First South common stock as part of a straddle, hedge, constructive sale or conversion transaction; and U.S. holders who acquired their shares of First South common stock through the exercise of an employee stock option or otherwise as compensation.

For purposes of this section, the term “U.S. holder” means a beneficial owner of First South common stock that for United States federal income tax purposes is: a citizen or resident of the United States; a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States, any state thereof or the District of Columbia; an estate that is subject to U.S. federal income tax on its income regardless of its source; or a trust, the substantial decisions of which are controlled by one or more U.S. persons and which is subject to the primary supervision of a U.S. court, or a trust that validly has elected under applicable Treasury regulations to be treated as a U.S. person for U.S. federal income tax purposes.

If a partnership (including any entity or arrangement that is treated as a partnership for U.S. federal income tax purposes) holds First South common stock, the tax treatment of a partner generally will depend on the status of the partners and the activities of the partnership. Partnerships and partners in such a partnership should consult their tax advisers about the tax consequences of the merger to them.

Holders of First South common stock are urged to consult with their own tax advisors as to the tax consequences of the merger in their particular circumstances, including the applicability and effect of the alternative minimum tax and any state, local or foreign and other tax laws and of any changes in those laws.

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The Merger

The merger will constitute a “reorganization” within the meaning of Section 368(a) of the Code. Consummation of the merger is conditioned upon Carolina Financial and First South receiving a written tax opinion, dated the closing date of the merger, from Carolina Financial’s outside legal counsel to the effect that, based upon facts, representations and assumptions set forth in such opinion, (i) the merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code, and (ii) Carolina Financial and First South will each be a party to that reorganization within the meaning of Section 368(b) of the Code. An opinion of counsel represents the counsel’s best legal judgment and is not binding on the IRS or any court, and as a result, there can be no assurance that the IRS will not assert, or that a court would not sustain, a position contrary to any such opinion. In addition, if any of the representations or assumptions upon which the opinion is based are inconsistent with the actual facts, the U.S. federal income tax consequences of the merger could be adversely affected. Accordingly, each First South stockholder should consult its tax advisor with respect to the particular tax consequences of the merger to such holder.

Consequences to Carolina Financial and First South

Each of Carolina Financial and First South will be a party to the merger within the meaning of Section 368(b) of the Code, and neither Carolina Financial nor First South will recognize any gain or loss as a result of the merger.

Consequences to Shareholders

If the closing price of Carolina Financial common stock is less than $25.98 just prior to closing and it has underperformed the Nasdaq Bank Index by 15% or more between signing and closing, First South can terminate the merger agreement unless Carolina Financial elects to increase the exchange ratio or add cash consideration to make up the difference, based upon the change in the Nasdaq Bank Index. In such instance, if Carolina Financial were to elect to add cash consideration to avoid termination of the merger agreement, we anticipate the merger would continue to qualify as a reorganization within the meaning of Section 368(a) of the Code. However, for purposes of describing the federal income tax consequences of the merger to a First South stockholder we are assuming that such contingency has not occurred and the only consideration received by a U.S. Holder of First South common stock is Carolina Financial common stock (except for cash received in lieu of a fractional share).

No Gain or Loss Recognized. A U.S. Holder will not recognize any gain or loss except in respect of cash received in lieu of any fractional share of Carolina Financial common stock (as discussed below).

Cash Received in Lieu of a Fractional Share. If a U.S. holder receives cash in the merger instead of a fractional share interest in Carolina Financial common stock, the U.S. holder will be treated as having received such fractional share in the merger, and then as having received cash in exchange for such fractional share. Gain or loss would be recognized in an amount equal to the difference between the amount of cash received and the First South stockholder’s adjusted tax basis allocable to such fractional share. This gain or loss generally will be a capital gain or loss, and will be long-term capital gain or loss if, as of the effective date of the merger, the U.S. holder held its shares of First South common stock for more than one year.

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Tax Basis in, and Holding Period for, Carolina Financial Common Stock. The aggregate tax basis of the Carolina Financial common stock received by a U.S. holder as a result of the merger (including any fractional share deemed received and redeemed as described below) will be the same as such stockholder’s aggregate tax basis in its First South common stock surrendered in the merger. The holding period of the Carolina Financial common stock (including any fractional share deemed received and redeemed as described below) a U.S. holder receives as a result of the exchange will include the holding period of First South common stock surrendered in the merger. If a U.S. holder has differing bases or holding periods in respect of its shares of First South common stock, it should consult its tax advisor with regard to identifying the bases or holding periods of the particular shares of Carolina Financial common stock received in the exchange.

Backup Withholding and Information Reporting. A non-corporate U.S. holder may be subject under certain circumstances to information reporting and backup withholding (currently at a rate of 28%) on any cash payments received. A U.S. holder generally will not be subject to backup withholding, however, if such U.S. holder (1) furnishes a correct taxpayer identification number, certifies that it is not subject to backup withholding and otherwise comply with all the applicable requirements of the backup withholding rules; or (2) provide proof that it is otherwise exempt from backup withholding. Any amounts withheld under the backup withholding rules are not an additional tax and generally will be allowed as a refund or credit against the U.S. holder’s U.S. federal income tax liability, provided such U.S. holder timely furnishes the required information to the IRS. U.S. holders should consult their own tax advisors regarding the application of backup withholding based on their particular circumstances and the availability and procedure for obtaining an exemption from backup withholding.

A First South stockholder who receives Carolina Financial common stock as a result of the merger will be required to retain records pertaining to the merger. Each First South stockholder who is required to file a U.S. federal income tax return and who is a “significant holder” that receives Carolina Financial common stock in the merger will be required to file a statement with such U.S. federal income tax return in accordance with Treasury Regulations Section 1.368-3 setting forth information regarding the parties to the merger, the date of the merger, such First South stockholder’s basis in the First South common stock surrendered and the fair market value of the Carolina Financial common stock and cash received in the merger. A “significant holder” is a holder of First South common stock who, immediately before the merger, owned at least 5% of the outstanding stock of First South or securities of First South with a basis for federal income tax purposes of at least $1 million.

THE PRECEDING DISCUSSION IS INTENDED ONLY AS A SUMMARY OF THE MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER AND DOES NOT PURPORT TO BE A COMPLETE ANALYSIS OR DISCUSSION OF ALL POTENTIAL TAX EFFECTS RELEVANT THERETO OR A DISCUSSION OF ANY OTHER TYPE OF TAXES. FIRST SOUTH SHAREHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES TO THEM OF THE MERGER, INCLUDING TAX RETURN REPORTING REQUIREMENTS, THE APPLICABILITY AND EFFECT OF NON-U.S., FEDERAL, STATE, LOCAL, AND OTHER APPLICABLE TAX LAWS, AND THE EFFECT OF ANY PROPOSED CHANGES IN THE TAX LAWS.

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Accounting Treatment

The merger will be accounted for under the acquisition method of accounting within generally accepted accounting principles. Under the acquisition method of accounting, the assets (including identifiable intangible assets) and liabilities (including executory contracts and other commitments) of First South as of the effective date of the merger will be recorded at their respective fair values and added to those of Carolina Financial. Any excess of purchase price over the fair values of assets acquired and liabilities assumed will be recorded as goodwill. Financial statements of Carolina Financial issued after the merger will reflect these fair values and will not be restated retroactively to reflect the historical financial position or results of operations of First South before the effective date of the merger.

COMPARATIVE RIGHTS OF CAROLINA FINANCIAL AND FIRST SOUTH STOCKHOLDERS

At the effective time of the merger, holders of First South common stock who receive Carolina Financial common stock as merger consideration will become holders of Carolina Financial common stock. The following is a summary of the material differences between the rights of holders of Carolina Financial common stock and the rights of holders of First South common stock. Since Carolina Financial is organized under the laws of the State of Delaware and First South is organized under the laws of the Commonwealth of Virginia, differences in the rights of holders of Carolina Financial common stock and those of holders of First South common stock arise from differing provisions of the Delaware General Corporation Law (“DGCL”) and the Virginia Stock Corporation Act (“VSCA”), in addition to differing provisions of their respective certificate or articles of incorporation and bylaws.

This summary does not purport to be a complete description of the provisions affecting and differences between the rights of Carolina Financial stockholders and First South stockholders. The identification of specific provisions or differences is not meant to indicate that other equally or more significant differences do not exist. This summary is qualified in its entirety by reference to the DGCL and the VSCA and to the governing corporate documents of Carolina Financial and First South, to which the stockholders of First South are referred.

Authorized Capital Stock

Carolina Financial

Carolina Financial is authorized to issue 26,000,000 shares of capital stock, consisting of 1,000,000 shares of preferred stock, par value $0.01 per share, of which no shares were issued and outstanding as of August 28, 2017, and 25,000,000 shares of common stock, par value $0.01 per share, of which 16,197,152 shares were issued and outstanding as of August 28, 2017, and of which 500,150 shares are reserved for issuance under Carolina Financial’s 2013 Equity Incentive Plan. Carolina Financial’s stockholders do not have preemptive rights. All of the issued and outstanding shares of common stock of Carolina Financial are duly and validly issued and outstanding and are fully paid and non-assessable.

First South

First South is authorized to issue (a) 25,000,000 shares of voting common stock, par value $0.01 per share, of which 9,503,691 shares were issued and outstanding as of August 25, 2017 and of which 146,315 shares are reserved for issuance pursuant to outstanding First South options and restricted stock awards, and (b) 1,000,000 shares of preferred stock, par value $0.01 per share, of which no shares were issued and outstanding as of August 25, 2017. First South’s stockholders do not have preemptive rights. All of the issued and outstanding shares of common stock of First South are duly and validly issued and outstanding and are fully paid and non-assessable.

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Limitation on Voting Power

Carolina Financial

Carolina Financial’s restated certificate of incorporation states that any record owner of Carolina Financial common stock who owns, directly or indirectly, more than 10% of the then-outstanding shares of Carolina Financial common stock (the “Limit”) shall not be entitled or permitted to vote in respect of the shares held in excess of the Limit.

First South

First South’s articles of incorporation provide that any person who holds more than 10% of any equity security of First South without the prior approval by a two-thirds vote of certain continuing directors, with respect to each vote in excess of 10% of the voting power of the outstanding shares of voting stock, shall be entitled to cast only one-hundredth (1/100) of a vote.

Size of Board of Directors

Carolina Financial

Carolina Financial’s restated certificate of incorporation provides that the number of directors shall be fixed from time to time exclusively by the board of directors pursuant to a resolution adopted by a majority of the total number of authorized directorships (whether or not there exist any vacancies in previously authorized directorships at the time any such resolution is presented to the board for adoption). Carolina Financial’s board of directors is currently comprised of 11 persons, and following the merger, the board of directors will comprised of 13 persons.

First South

First South’s articles of incorporation provide that the number of directors of First South is that number fixed from time to time by resolution of the board of directors, but in no event shall the number be less than the minimum number permitted by the VSCA. First South’s board of is currently comprised of six directors.

Classification of Directors

Carolina Financial

Carolina Financial’s restated certificate of incorporation divides the board of directors into three classes with staggered terms so that the terms of only approximately one-third of the board members expire at each annual meeting. Each director serves for a three-year term ending on the date of the third annual meeting following the meeting at which such director was elected with each director to hold office until his or her successor shall have been duly elected and qualified.

First South

First South’s articles of incorporation divide the board of directors into three classes with staggered terms so that the terms of only approximately one-third of the board members expire at each annual meeting. Each director serves for a three-year term ending on the date of the third annual meeting following the meeting at which such director was elected with each director to hold office until his or her successor shall have been duly elected and qualified.

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Election of Directors

Carolina Financial

Carolina Financial’s bylaws provide that all elections of directors shall be determined by a plurality of the votes cast at each annual meeting, with the nominees receiving the highest number of votes being elected as directors.

First South

First South’s bylaws provide that directors are elected by a plurality of vote of the stockholders. The nominees receiving the highest number of votes are elected as directors.

Removal of Directors

Carolina Financial

Carolina Financial’s restated certificate of incorporation provides that, subject to the rights of the holders of any series of preferred stock then outstanding, any director or the entire board of directors may be removed from office at any time, but only for cause and only by the affirmative vote of the holders of at least 80% of the voting power of all the then-outstanding shares of capital stock entitled to vote generally in the election of directors (after giving effect to the voting limit described above), voting together as a single class.

First South

First South’s articles of incorporation provide that directors may be removed only for cause by the affirmative vote of the holders of at least 80% of the shares entitled to vote at an election of directors, such vote being taken at a meeting of the stockholders called for that purpose.

Filling Vacancies on the Board of Directors

Carolina Financial

Carolina Financial’s restated certificate of incorporation provides that, subject to the rights of the holders of any series of preferred stock then outstanding, newly created directorships resulting from any increase in the authorized number of directors or any vacancies in the board of directors resulting from death, resignation, retirement, disqualification, removal from office, or other cause may be filled only by a majority vote of the directors then in office, though less than a quorum, and directors so chosen shall hold office for a term expiring at the annual meeting of stockholders at which the term of office of the class to which they have been chosen expires.

First South

First South’s bylaws provide that a vacancy occurring in the board of directors (including a vacancy resulting from an increase in the authorized number of directors, or from the failure of the stockholders to elect the full number of authorized directors) may be filled by a majority vote of the stockholders or by a two-thirds vote of the directors in office. A director so chosen by the stockholders shall hold office of the term then remaining. A director so chosen by the remaining directors shall hold office until the next annual meeting of stockholders at which directors are elected, at which time the stockholders shall elect a director to hold office for the balance of the term then remaining.

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Nomination of Director Candidates

Carolina Financial

Carolina Financial’s restated certificate of incorporation provides that advance notice of stockholder nominations for the election of directors shall be given in the manner as provided in the bylaws.

Carolina Financial’s bylaws provide that nominations of persons for election to the board of directors may be made at a meeting of stockholders at which directors are to be elected only: (i) by or at the direction of the board of directors or; (ii) by any stockholder of the corporation entitled to vote for the election of directors at the meeting who complies with the notice procedures set forth in the bylaws. Such nominations, other than those made by or at the direction of the board of directors, shall be made by timely notice in writing to the secretary of the corporation. To be timely, a stockholder’s notice shall be delivered or mailed to and received at the principal executive offices of the corporation not less than 90 days prior to the date of the meeting; provided, however, that in the event that less than 100 days’ notice or prior disclosure of the date of the meeting is given or made to stockholders, notice by the stockholder to be timely must be so received not later than the close of business on the 10th day following the day on which such notice of the date of the meeting was mailed or such public disclosure was made. Such stockholder’s notice must set forth: (i) as to each person whom such stockholder proposes to nominate for election or re-election as a director, all information relating to such person that is required to be disclosed in solicitations of proxies for the election of directors, or is otherwise required, in each case pursuant to Regulation 14A under the Exchange Act (including such person’s written consent to being named in the proxy statement as a nominee and to serving as a director if elected); and (ii) as to the stockholder giving notice of (x) the name and address, as they appear on the corporation’s books, of such stockholder and (y) the number of shares of the corporation’s capital stock that are beneficially owned by such stockholder. At the request of the board of directors any person nominated by the board of directors for election as a director shall furnish to the secretary of the corporation that information required to be set forth in a stockholder’s notice of nomination which pertains to the nominee. No person shall be eligible for election as a director of the corporation unless nominated in accordance with advance notice provisions. The officer of the corporation or other person presiding at the meeting shall, if the facts so warrant, determine that a nomination was not made in accordance with such provisions and, if he or she should so determine, he or she shall declare to the meeting and the defective nomination shall be disregarded.

First South

First South’s articles of incorporation provide that nominations of persons to serve as directors of First South, other than those made by or on behalf of the board of directors, must be made in writing and shall be delivered either by personal delivery or by United States mail, postage prepaid, return receipt requested, to the First South’s corporate secretary no less than 30 days nor more than 60 days prior to any such meeting; provided however that if less than 40 days’ notice of the meeting is given to stockholders, such written notice shall be delivered or mailed, as prescribed, to the secretary not later than the close of business on the tenth day following the day on which notice of the meeting was mailed to stockholders. Each notice shall set forth: (i) the name, age, business address, and, if known, residence address of the person or persons to be nominated; (ii) the principal occupation of each such nominee; and (iii) the number of shares of First South stock which are beneficially owned by each such nominee.

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Stockholder Action Without Meeting

Carolina Financial

Carolina Financial’s restated certificate of incorporation provides that stockholder action by written consent in lieu of a meeting is permitted only if such consent is unanimous.

First South

Under the VSCA, action required or permitted to be adopted or taken at a meeting of stockholders may be adopted or taken without a meeting if the action is adopted or taken by all stockholders entitled to vote on the action, in which case no action by the board of directors shall be required. The adoption or taking of the action must be evidenced by one or more written consents describing the action taken, signed by all the stockholders entitled to take vote on the action, bearing the date of each signature and delivered to First South for inclusion in the minutes or filing with the corporate records.

Calling Meetings of Stockholders

Carolina Financial

Carolina Financial’s restated certificate of incorporation and bylaws provide that, subject to the rights of the holders of any class or series of preferred stock of the corporation, special meetings of stockholders of the corporation may be called only by the board of directors pursuant to a resolution adopted by a majority of the full board.

First South

First South’s bylaws provide that special meetings of stockholders may be called at any time by the chairman, by the president, by a majority of the board of directors, or by a committee of the board of directors in accordance with First South’s articles of incorporation. First South’s articles of incorporation provide that special meetings of stockholders may be called by the board of directors or by a committee of the board of directors which has been duly designated by the board of directors and whose powers and authorities, as provided in a resolution of the board of directors or in the bylaws of the corporation, include the power and authority to call such meetings, but special meetings may not be called by any other person or persons.

Indemnification of Directors, Executive Officers, and Employees

Carolina Financial

Carolina Financial’s restated certificate of incorporation provides that Carolina Financial shall indemnify and hold harmless, to the fullest extent provided by the DGCL, all directors and officers of the corporation and any person who, at the corporation’s request, is or was serving as director, officer, employee, or agent of another corporation or entity, against all expense, liability, and loss (including attorneys’ fees, judgments, fines, ERISA excise taxes or penalties and amounts paid in settlement) reasonably incurred or suffered by such indemnitee in connection with such indemnitee’s service in the foregoing capacity, provided that the corporation shall indemnify any such indemnitee in connection with a proceeding initiated by such indemnitee only if such proceeding was authorized by the board of directors of the corporation. The foregoing right to indemnification includes the right to an “advancement of expenses;” provided, however, that if the indemnitee is a director or officer of the corporation, he or she shall deliver an undertaking to the corporation to repay all amount so advanced if it is ultimately determined by final adjudication that such indemnitee is not entitled to indemnification. The corporation may, as authorized by the board of directors, grant the rights to indemnification and to the advancement of expenses to any employee or agent of the corporation.

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First South

First South’s articles of incorporation provide that First South shall indemnify, to the fullest extent permissible under the VSCA, any individual who is or was a director, officer, agent or employee of First South, and any individual who serves or served at First South’s request as a director, officer, partner, trustee, employee, or agent of another corporation, partnership, joint venture, trust, other enterprise or employee benefit plan, in any proceeding in which the individual is made a party as a result of his service in such capacity. Reasonable expenses incurred by any such person will be paid or reimbursed by First South in advance of the final disposition of the proceeding upon receipt by First South of: (i) a written statement by such person of his good faith belief that the standard of conduct necessary for indemnification by First South has been met; and (ii) a written undertaking by or on behalf of such person to repay the amount if it shall ultimately be determined that the standard of conduct has not been met.

Limitation of Liability for Directors

Carolina Financial

Carolina Financial’s restated certificate of incorporation provides that a director of Carolina Financial shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL for unlawful distributions, or (iv) for any transaction from which the director derived an improper personal benefit.

First South

First South’s articles of incorporation provide that no director shall be personally liable to First South or its stockholders for monetary damages in any proceeding brought by or in the right of First South or brought by or on behalf of stockholders of First South, except to the extent otherwise required by Virginia law.

Amendment to Certificate or Articles of Incorporation

Carolina Financial

The DGCL provides that a Delaware corporation’s certificate of incorporation generally may be amended only upon approval by (i) a majority of the outstanding stock entitled to vote on the amendment, and (ii) a majority of the outstanding stock of each class entitled to vote on the amendment as a class. Carolina Financial’s restated certificate of incorporation also provides that the affirmative vote of the holders of at least 80% of the voting power of all of the then-outstanding shares of the capital stock of the corporation entitled to vote generally in the election of directors (after giving effect to the provisions of voting limit described above), voting together as a single class, shall be required to amend or repeal Article Twelfth (amendment of the certificate of incorporation), Section C of Article Fourth (voting limit), Sections C or D of Article Fifth (stockholder meetings), Article Sixth (directors), Article Seventh (amendment of the bylaws), Article Eighth (business combinations with interested stockholders), or Article Tenth (indemnification).

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First South

The VSCA provides that a Virginia corporation’s articles of incorporation may be amended by two-thirds of the votes entitled to be cast on the amendment within each voting group entitled to vote as a separate voting group on the amendment, unless the VSCA, the articles of incorporation, or the board of directors acting pursuant to its authority to condition the effectiveness of a proposed amendment require a greater vote. First South’s articles of incorporation require the affirmative vote of the holders of at least 80% of the outstanding shares of capital stock of First South entitled to vote generally in the election of directors to amend Articles VIII (Meetings of Stockholder; Cumulative Voting), IX (Notice for Nomination and Proposals), X (Directors), XI (Removal of Directors), XII Acquisition of Capital Stock), XIII (Approval of Certain Business Combinations), XIV (Evaluation of Business Combinations, XV (Limitation of Officers’ and Directors’ Liability), XVI (Indemnification), XVII (Amendment of Bylaws), and XVIII (Amendment of Articles of Incorporation) of the articles of incorporation.

Amendment to Bylaws

Carolina Financial

Carolina Financial’s restated certificate of incorporation provides that the board of directors shall have the concurrent power with the stockholders to adopt, amend, or repeal the bylaws of Carolina Financial. The board of directors may amend the bylaws upon the affirmative vote of a majority of the directors of the full board. The stockholders may amend the bylaws only upon the affirmative vote of the holders of at least 80% of the voting power of all of the then-outstanding shares of the capital stock of the corporation entitled to vote generally in the election of directors (after giving effect to the provisions of voting limit described above), voting together as a single class, in addition to any vote of the holders of any class or series of stock of the corporation required by law or otherwise under the restated certificate of incorporation.

First South

First South’s articles of incorporation provide that the board of directors is expressly authorized to adopt, repeal, alter, amend, and rescind the bylaws by a vote of two-thirds of the board of directors. The articles of incorporation also provide that the stockholders may adopt, repeal, alter, amend, or rescind the bylaws by a vote of the holders of at least 80% of the outstanding shares entitled to vote generally in the election of the directors.

Control Share Acquisition Provisions

Carolina Financial

The DGCL does not contain a control share acquisition statute.

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First South

Section 13.1-728.,1 et seq. of the VSCA contains a control share acquisition statute that, in general terms, provides that where stockholder acquires issued and outstanding shares of a corporation’s voting stock (referred to as control shares) within one of several specified ranges (one-fifth or more but less than one-third, one-third or more but less than a majority, or a majority or more), approval of the control share acquisition by the corporation’s stockholders must be obtained before the acquiring stockholder may vote the control shares. The required stockholder vote is a majority of all votes entitled to be cast, excluding “interested shares,” defined as shares held by the acquiring person, officers of the corporation and employees who are also directors of the corporation.

Business Combinations

Carolina Financial

Carolina Financial’s restated certificate of incorporation requires the affirmative vote of the holders of at least 80% of the voting power of all the then-outstanding shares of capital stock entitled to vote generally in the election of directors, voting together as a separate class, to approve certain business combinations involving an interested stockholder, except in the case of any business combination that does not involve any cash or other consideration being received by the stockholders of Carolina Financial solely in their capacity as stockholders of Carolina Financial, where the business combination has been approved a majority of the disinterested directors, or in the case of any other business combination, where the business combination has been approved by a majority of the disinterested directors or certain conditions with respect to the consideration to be received by some or all of Carolina Financial’s stockholders are satisfied.

First South

First South’s articles of incorporation requires the affirmative vote of the holders of at least 80% of the outstanding shares entitled to vote thereon in order to authorize certain transactions with related parties, unless the transaction has been approved by a two-thirds vote of certain continuing directors.

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NO APPRAISAL OR DISSENTERS’ RIGHTS

Appraisal or dissenters’ rights are rights that, if available under law, enable stockholders to dissent from an extraordinary transaction, such as a merger, and to demand that the corporation pay the fair value for their shares as determined by a court in a judicial proceeding instead of receiving the consideration offered to stockholders in connection with the extraordinary transaction. Under the DGCL and the VSCA, as well as the governing documents of each company, neither the holders of Carolina Financial common stock nor the holders of First South common stock are entitled to appraisal rights or dissenters’ rights in connection with the merger.

LEGAL MATTERS

The validity of the shares of Carolina Financial common stock to be issued pursuant to the merger will be passed upon by Nelson Mullins Riley & Scarborough LLP (“Nelson Mullins”), 104 S. Main Street, Suite 900, Greenville, South Carolina 29601. The material U.S. federal income tax consequences relating to the merger will be passed upon for Carolina Financial and First South by Nelson Mullins.

EXPERTS

Carolina Financial

The consolidated financial statements of Carolina Financial as of December 31, 2016 and 2015 and for each of the years in the three-year period ended December 31, 2016 appearing in Carolina Financial’s Annual Report on Form 10-K for the year ended December 31, 2016, have been incorporated by reference herein and in the registration statement in reliance upon the reports of Elliott Davis Decosimo, LLC, an independent registered public accounting firm, which reports have been incorporated by reference herein and in the registration statement by inclusion of such reports in our Annual Report on Form 10-K for the year ended December 31, 2016, and upon the authority of said firm as experts in accounting and auditing.

First South

The consolidated financial statements of First South as of December 31, 2016 and 2015 and for each of the three years in the period ended December 31, 2016, and the effectiveness of First South’s internal control over financial reporting as of December 31, 2016 have been audited by Cherry Bekaert, LLP, an independent registered public accounting firm, as set forth in their report appearing in the First South Annual Report on Form 10-K, as amended, and incorporated in this joint proxy statement/prospectus by reference, such consolidated financial statements have been so incorporated in reliance on the report of such firm given upon their authority as experts in auditing and accounting.

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STOCKHOLDER PROPOSALS

A Carolina Financial stockholder seeking to present a proposal at a Carolina Financial annual meeting of stockholders must submit a notice to the Secretary of Carolina Financial in accordance with Carolina Financial’s bylaws not less than 120 calendar days prior to the date corresponding to the date of Carolina Financial’s proxy statement or notice of meeting released to stockholders in connection with the last preceding annual meeting of stockholders, in the case of an annual meeting (unless Carolina Financial did not hold an annual meeting within the last year, or if the date of the upcoming annual meeting changed by more than 30 days from the date of the last preceding meeting, then the notice must be delivered or mailed and received not more than 10 days after the earlier of the date of the notice of the meeting or public disclosure of the date of the meeting), and not more than ten days after the earlier of the date of the notice of the meeting or public disclosure of the date of the meeting, in the case of a special meeting. A Carolina Financial stockholder seeking to include a proposal in Carolina Financial’s proxy statement and form of proxy relating to a meeting of stockholders must submit the proposal to Carolina Financial in accordance with SEC Rule 14a-8. With respect to Carolina Financial’s 2018 annual meeting of stockholders, the deadline to submit a notice of a proposal and to include a proposal in Carolina Financial’s proxy statement and form of proxy relating to the meeting is November 20, 2017.

A Carolina Financial stockholder seeking to nominate an individual for election as a Carolina Financial director must submit a notice to the Secretary of Carolina Financial in accordance with the Carolina Financial Bylaws not less than 120 days prior to the date of the meeting, in the case of an annual meeting, and not more than seven days following the date of notice of the meeting, in the case of a special meeting.

First South does not currently anticipate holding an annual meeting of stockholders in 2018. However, if the merger is not completed as anticipated, First South may hold a 2018 annual meeting of stockholders. If such an annual meeting is held, it will not likely fall within 30 days of the anniversary of First South’s 2017 annual meeting, which was held on June 29, 2017. Accordingly, under SEC rules, if First South holds a 2018 annual meeting, stockholder proposals must be submitted a reasonable time before First South begins to print and send its proxy materials. Such proposals will be subject to the requirements of the proxy rules adopted under the Exchange Act and First South’s Bylaws.

Under First South’s articles of incorporation, in order for a stockholder to make a proposal for business to be brought before the 2018 annual meeting or to nominate an individual for election as a First South director at the 2018 annual meeting, if such a meeting is held, the stockholder must submit each such notice to First South’s Secretary not less than 30 days nor more than 60 days prior to such meeting (however, if less than 40 days’ notice of the meeting, is given to the stockholders, then notice must be received by First South’s Secretary no later than the tenth day following the day on which notice of the annual meeting was mailed or made public).

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OTHER MATTERS PRESENTED AT THE MEETINGS

As of the date of this joint proxy statement/prospectus, neither the Carolina Financial board of directors nor the First South board of directors knows of any matters that will be presented for consideration at either the Carolina Financial special meeting or the First South special meeting, respectively, other than as described in this joint proxy statement/prospectus. If any other matters come before either the Carolina Financial special meeting or the First South special meeting or any adjournment or postponement thereof and are voted upon, the proposed proxy will be deemed to confer authority to the individuals named as authorized therein to vote the shares represented by the proxy and the persons named in the enclosed proxy and acting thereunder will vote in accordance with their discretion on such matters.

INFORMATION ABOUT CAROLINA FINANCIAL

Financial and other information about Carolina Financial is set forth on Carolina Financial’s Form 10-K for the year ended December 31, 2016, and Form 10-Q for the quarter ended June 30, 2017, which are incorporated herein by reference.

INFORMATION ABOUT FIRST SOUTH

Financial and other information about First South is set forth on First South’s Form 10-K for the year ended December 31, 2016, and Form 10-Q for the quarter ended June 30, 2017, which are incorporated herein by reference.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The following documents filed by Carolina Financial or First South, as applicable, with the SEC are incorporated by reference into this joint proxy statement/prospectus. You should carefully read and consider all of these documents before making an investment decision.

(a) The description of Carolina Financial’s common stock in Carolina Financial’s Form S-3 filed on December 23, 2016, including any amendments or reports filed for the purpose of updating the description.

(b) Carolina Financial’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016, filed on March 10, 2017, its Quarterly Report on Form 10-Q for the quarter ended March 31, 2017, filed on May 5, 2017, and its Quarterly Report on Form 10-Q for the quarter ended June 30, 2017, filed on August 9, 2017.

(c) Carolina Financial’s Definitive Proxy Statement on Schedule 14A for its 2017 annual meeting of stockholders, filed on March 20, 2017.

(d) Carolina Financial’s Current Reports on Form 8-K or Form 8-K/A filed July 21, 2017, July 20, 2017, June 15, 2017, June 12, 2017, April 27, 2017, April 24, 2017, March 30, 2017, March 23, 2017, March 20, 2017, March 13, 2017, January 25, 2017, January 20, 2017, January 19, 2017, and January 18, 2017 (other than those portions of the documents deemed to be furnished and not filed).

(e) The description of First South’s common stock, which is contained in First South’s Form S-1 Registration Statement filed on November 18, 1996, including any amendments or reports filed for the purpose of updating such description.

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(f) First South’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016, filed on March 15, 2017 and amended on April 28, 2017, its Quarterly Report on Form 10-Q for the quarter ended March 31, 2017, filed on May 9, 2017 and its Quarterly Report on Form 10-Q for the quarter ended June 30, 2017, filed on August 8, 2017.

(g) First South’s Current Reports on Form 8-K or Form 8-K/A filed August 9, 2017, July 21, 2017, July 3, 2017, June 15, 2017, June 2, 2017, April 20, 2017, February 1, 2017, and January 26, 2017 (other than those portions of the documents deemed to be furnished and not filed).

Carolina Financial also incorporates by reference all documents that it may file with the SEC pursuant to Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act, after the date of this joint proxy statement/prospectus and prior to the date of the Carolina Financial special meeting (except, with respect to each of the foregoing, for portions of such reports which are deemed to be furnished and not filed). Such documents are considered to be a part of this joint proxy statement/prospectus, effective as of the date such documents are filed.

In addition, First South incorporates by reference any future filings it makes with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this joint proxy statement/prospectus and prior to the date of the First South special meeting (except, with respect to each of the foregoing, for portions of such reports which are deemed to be furnished and not filed). Such documents are considered to be a part of this joint proxy statement/prospectus, effective as of the date such documents are filed.

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SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

AND MANAGEMENT OF CAROLINA FINANCIAL

The following table shows how many shares of common stock in Carolina Financial are owned by the directors, the named executive officers, owners of more than 5% of the outstanding common stock, and all directors and executive officers as a group as of August 28, 2017. Unless otherwise indicated, the mailing address for each beneficial owner is care of Carolina Financial Corporation, 288 Meeting Street, Charleston, South Carolina 29401.

		Number of
		Shares	Percent of
Directors and Named Executive Officers	Age	Beneficially Owned(1)(2)(3)(4)	Beneficial Ownership(5)
W. Scott Brandon	53	169,723	1.05%
Robert G. Clawson, Jr.	74	151,381	0.94%
Jeffery L. Deal, M.D.	62	51,219	0.32%
Gary M. Griffin	62	20,956	0.13%
M.J. Huggins, III	54	85,099	0.53%
Daniel H. Isaac, Jr.	65	79,443	0.49%
Michael P. Leddy	73	73,263	0.45%
David L. Morrow	66	193,650	1.20%
Robert M. Moïse, CPA	68	138,814	0.86%
Thompson E. Penney	66	30,890	0.19%
Jerold L. Rexroad	56	414,006	2.55%
Claudius E. Watts IV	55	69,837	0.43%

All Directors and Executive Officers as a Group of (14 persons)		1,568,005	9.59%

(1)	Includes shares for which the named person has sole voting and investment power, has shared voting and investment power with a spouse, holds in an IRA or SEP, or holds in a trust as trustee for the benefit of himself, unless otherwise indicated in these footnotes.

(2)	Includes unvested shares of restricted stock, as to which the directors and executive officers have full voting privileges. The shares are as follows: Mr. Huggins, 4,800 shares; Mr. Rexroad, 12,000 shares; two executive officers who are not named executive officers: 10,699 shares.

(3)	Includes shares that may be acquired within 60 days of August 28, 2017 by exercising vested stock options or unvested stock options that will vest within 60 days of August 28, 2017. The shares are as follows: Mr. Huggins, 18,094 shares; Mr. Morrow, 38,744 shares; Mr. Rexroad, 101,833 shares; two executive officers who are not named executive officers: 25,828 shares.

(4)	Excludes shares of common stock owned by or for the benefit of family members of the following director, who disclaims beneficial ownership of such shares: Mr. Clawson, 13,272 shares.

(5)	For each individual, this percentage is determined by assuming the named person exercises all options which he has the right to acquire within 60 days, but that no other person exercise any options. For the directors and executive officers as a group, this percentage is determined by assuming that each director and executive officer exercises all options which he has the right to acquire within 60 days but that no other person exercises any options. The calculations are based on 16,159,309 shares of common stock outstanding at August 28, 2017.

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SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

AND MANAGEMENT OF FIRST SOUTH

The following table shows how many shares of common stock in First South are owned by the directors, the named executive officers, owners of more than 5% of the outstanding common stock, and all directors and executive officers as a group as of August 25, 2017. Unless otherwise indicated, the mailing address for each beneficial owner is care of First South Bancorp, Inc., 1311 Carolina Avenue, Washington, North Carolina 27889.

Directors:	Shares of Common Stock Beneficially Owned as of August 25, 2017 (1)		Percent of Class (2)
Lindsey A. Crisp	12,650		0.13%
Bruce W. Elder	57,325	(3)	0.60
Steve L. Griffin	2,501	(4)	0.03
Frederick N. Holscher	115,915	(5)	1.22
L. Steven Lee	38,900	(6)	0.41
Marshall T. Singleton	261,672	(7)	2.75

Named Executive Officers
Who Are Not Directors:
Scott C. McLean	15,516	(8)	0.16
J. Randall Woodson	62,665	(9)	0.65

All directors and executive officers of First South, eleven persons as a group (11)	730,746	(10)	7.61

(1)	In accordance with Rule 13d-3 under the Securities Exchange Act of 1934 (the “Exchange Act”), a person is deemed to be the beneficial owner, for purposes of this table, of any shares of common stock if he or she has or shares voting or investment power with respect to such common stock. As used herein, “voting power” is the power to vote or direct the voting of shares and “investment power” is the power to dispose or direct the disposition of shares. Except as otherwise noted, ownership is direct, and the named individuals and group exercise sole voting and investment power over the shares of the common stock.
(2)	Based on a total of 9,503,691 shares of common stock outstanding as of August 25, 2017.
(3)	Includes 20,000 shares Mr. Elder has the right to acquire upon the exercise of stock options exercisable within 60 days of August 25, 2017.
(4)	Includes 120 shares owned by Mr. Griffin’s spouse.
(5)	Includes 7,832 shares owned by Mr. Holscher’s spouse.

(6)	Includes 5,000 shares owned by a family trust and 900 shares owned by Mr. Lee’s spouse.

(7)	Includes 7,512 shares owned by Mr. Singleton’s spouse.

(8)	Includes 7,500 shares Mr. McLean has the right to acquire upon the exercise of stock options vested and exercisable within 60 days of August 25, 2017.

(9)	Includes 35,500 shares Mr. Woodson has the right to acquire upon the exercise of stock options vested and exercisable within 60 days of August 25, 2017.

(10)	Includes 96,600 shares that Mr. Elder and all executive officers as a group have the right to acquire upon the exercise of options vested and exercisable within 60 days of August 25, 2017.

(11)	Includes the beneficial ownership of three additional executive officers not listed in the table.

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Annex A

AGREEMENT AND PLAN OF MERGER AND REORGANIZATION

By And Between

CAROLINA FINANCIAL CORPORATION

and

FIRST SOUTH BANCORP, INC.

Dated as of

June 9, 2017

TABLE OF CONTENTS

Page

LIST OF EXHIBITS	iv
RECITALS	1
ARTICLE 1 TRANSACTIONS AND TERMS OF MERGER	1
1.1 Merger	2
1.2 Time and Place of Closing	2
1.3 Effective Time	2
1.4 Restructure of Transaction	2
1.5 Bank Merger; Directors and Officers of the Surviving Bank	3
1.6 Tax Treatment of the Merger.	3
ARTICLE 2 TERMS OF MERGER	4
2.1 Articles of Incorporation	4
2.2 Bylaws	4
2.3 Directors and Officers	4
ARTICLE 3 MANNER OF CONVERTING SHARES	4
3.1 Effect on First South Common Stock	4
3.2 Exchange Procedures	5
3.3 Effect on Carolina Financial Common Stock	7
3.4 First South Options	7
3.5 Rights of Former First South Shareholders	8
3.6 Fractional Shares	8
ARTICLE 4 REPRESENTATIONS AND WARRANTIES OF FIRST SOUTH	9
4.1 Organization, Standing, and Power	9
4.2 Authority of First South; No Breach by Agreement	9
4.3 Capital Stock	10
4.4 First South Subsidiaries	11
4.5 Exchange Act Filings; Security Offerings; Financial Statements	11
4.6 Absence of Undisclosed Liabilities	12
4.7 Absence of Certain Changes or Events	13
4.8 Tax Matters	13
4.9 Allowance for Possible Loan Losses; Loan and Investment Portfolio, etc.	15
4.10 Assets	17
4.11 Intellectual Property	18
4.12 Environmental Matters	19
4.13 Compliance with Laws	19
4.14 Labor Relations	20
4.15 Employee Benefit Plans	21
4.16 Material Contracts	25
4.17 Privacy of Customer Information	26
4.18 Legal Proceedings	26
4.19 Reports	26
4.20 Internal Control	27
4.21 Loans to, and Transactions with, Executive Officers and Directors	27
4.22 Approvals	27
4.23 Brokers and Finders; Opinion of Financial Advisor	28
4.24 Board Recommendation	28

7.11 Indemnification	50
7.12 Tax Covenants of Carolina Financial.	51
ARTICLE 8 CONDITIONS PRECEDENT TO OBLIGATIONS TO CONSUMMATE	52
8.1 Conditions to Obligations of Each Party	52
8.2 Conditions to Obligations of Carolina Financial	53
8.3 Conditions to Obligations of First South	55
ARTICLE 9 TERMINATION	56
9.1 Termination.	56
9.2 Effect of Termination	57

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LIST OF EXHIBITS

Exhibit	Description

A	Form of Bank Agreement of Merger

B	Form of Non-Employee Director Non-Competition Agreement

C	Form of Shareholder Support Agreement

D	Form of Claims Letter

E	Form of CresCom Bank Merger / Cash Retention Bonus Agreement

F	Form of CresCom Bank Merger / Cash and Stock Retention Bonus Agreement

G	Form of Stock Option Cash-Out Agreement

H	Form of Employment Agreement for Bruce W. Elder

I	Form of Employment Agreement for Cornelius F. Sullivan

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AGREEMENT AND PLAN OF MERGER AND REORGANIZATION

THIS AGREEMENT AND PLAN OF MERGER AND REORGANIZATION (this “Agreement”) dated as of June 9, 2017, is by and between Carolina Financial Corporation, a Delaware corporation (“Carolina Financial”), and First South Bancorp, Inc., a Virginia corporation (“First South”). Except as otherwise set forth herein, capitalized and certain other terms used herein shall have the meanings set forth in Section 10.1 of this Agreement.

RECITALS

WHEREAS, the respective Boards of Directors of Carolina Financial and First South have determined that it is in the best interests of their respective companies and shareholders for Carolina Financial to acquire First South pursuant to the terms of this Agreement and have unanimously approved the merger of First South with and into Carolina Financial, with Carolina Financial being the surviving entity (the “Merger”), upon the terms and subject to the conditions set forth in this Agreement, whereby the issued and outstanding shares of First South Common Stock will be converted into the right to receive the Merger Consideration from Carolina Financial;

WHEREAS, the Board of Directors of Carolina Financial has adopted this Agreement, duly authorized the Merger and the other transactions contemplated hereby, and resolved to recommend that Carolina Financial’s stockholders approve this Agreement and the transactions contemplated hereby, including the Merger;

WHEREAS, the Board of Directors of First South has adopted this Agreement, duly authorized the Merger and the other transactions contemplated hereby, and resolved to recommend that First South’s shareholders approve this Agreement and the transactions contemplated hereby, including the Merger;

WHEREAS, it is intended that, immediately following the Merger, or as soon as is practicable thereafter, First South Bank, a North Carolina bank and wholly-owned subsidiary of First South, will be merged with and into CresCom Bank, a South Carolina banking corporation and wholly-owned subsidiary of Carolina Financial, so that CresCom Bank is the surviving bank;

WHEREAS, for federal income Tax purposes, it is intended that the Merger shall qualify as a reorganization under the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”); and

WHEREAS, Carolina Financial and First South desire to make certain representations, warranties, covenants, and agreements in connection with the Merger and also to prescribe various conditions to the Merger;

NOW, THEREFORE, in consideration of the above and the mutual warranties, representations, covenants, and agreements set forth herein, and other good and valuable consideration and the receipt and sufficiency of which are acknowledged, the Parties, intending to be legally bound, agree as follows:

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Article 1
TRANSACTIONS AND TERMS OF MERGER

1.1	Merger.

Subject to the terms and conditions of this Agreement, at the Effective Time, First South shall be merged with and into Carolina Financial pursuant to and with the effect provided in Section 252 of the DGCL and Section 13.1-716 of the VSCA, and Carolina Financial shall be the Surviving Corporation resulting from the Merger and shall continue to be governed by the Laws of the State of Delaware. As of the Effective Time, the separate corporate existence of First South shall cease. The Merger shall be consummated pursuant to the terms of this Agreement, which has been approved and adopted by the respective Boards of Directors of Carolina Financial and First South.

1.2	Time and Place of Closing.

The closing of the transactions contemplated hereby (the “Closing”) will take place at 12:01 A.M. Eastern Time on the date that the Effective Time occurs (the “Effective Date”), or at such other time as the Parties, acting through their authorized officers, may mutually agree. The Closing shall be held at such location as may be mutually agreed upon by the Parties and may be effected by electronic or other transmission of signature pages, as mutually agreed upon.

1.3	Effective Time.

      The Merger shall be consummated by filing a Certificate of Merger reflecting the Merger with the Delaware Secretary of State (the “Certificate of Merger”) and Articles of Merger reflecting the Merger with the Virginia State Corporation Commission (the “Articles of Merger”). The Merger shall become effective (the “Effective Time”) when the Certificate of Merger and Articles of Merger have been filed or at such later time as may be mutually agreed upon by Carolina Financial and First South and specified in the Certificate of Merger and Articles of Merger. Subject to the terms and conditions hereof, unless otherwise mutually agreed upon in writing by the authorized officers of each Party, the Parties shall use their reasonable efforts to cause the Effective Time to occur within 10 business days after the last of the following dates to occur: (i) the effective date (including expiration of any applicable waiting period) of the last required Consent of any Regulatory Authority having authority over and approving or exempting the Merger, (ii) the date on which the shareholders of First South approve this Agreement; and (iii) the date on which the stockholders of Carolina Financial approve this Agreement.

1.4	Restructure of Transaction.

Carolina Financial shall have the right to revise the structure of the Merger contemplated by this Agreement by merging First South with and into a wholly-owned subsidiary of Carolina Financial, provided, that no such revision to the structure of the Merger (i) shall result in any changes in the amount or type of the consideration which the holders of shares of First South Common Stock are entitled to receive under this Agreement, (ii) would unreasonably impede or delay consummation of the Merger, or (iii) imposes any less favorable terms or conditions on First South or First South Bank. In such event, Carolina Financial will give written notice to First South in the manner provided in Section 10.8, which notice shall be in the form of an amendment to this Agreement, in the form of a proposed amendment to this Agreement, or in the form of an Amended and Restated Agreement and Plan of Merger and Reorganization, and the addition of such other exhibits hereto as are reasonably necessary or appropriate to effect such change.

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1.5	Bank Merger; Directors and Officers of the Surviving Bank.

(a)                Concurrently with or as soon as practicable after the execution and delivery of this Agreement, CresCom Bank and First South Bank shall enter into the Bank Agreement of Merger, in the form attached hereto as Exhibit A, with such changes thereto as Carolina Financial and First South mutually agree to, pursuant to which First South Bank will merge with and into CresCom Bank (the “Bank Merger”), with CresCom Bank as the surviving institution (the “Surviving Bank”). The Parties intend that the Bank Merger will become effective simultaneously with or immediately following the Effective Time.

(b)                The Bank Agreement of Merger shall provide that the Articles of Incorporation and Bylaws of the Surviving Bank shall be the Articles of Incorporation and Bylaws of CresCom Bank as in effect immediately prior to the Bank Merger until otherwise duly amended or repealed.

(c)                The Bank Agreement of Merger shall provide that the directors of the Surviving Bank shall be the directors of CresCom Bank serving immediately prior to the Bank Merger from and after the effective time of the Bank Merger, in accordance with the Surviving Bank’s Bylaws, until the earlier of their resignation or removal or otherwise ceasing to be a director. Prior to the effective time of the Bank Merger, CresCom Bank shall take all action necessary to appoint Bruce W. Elder as a director of the Surviving Bank, to be effective as of 12:01 a.m. on the next business day following the effective time of the Bank Merger, and to cause Mr. Elder to be nominated as a board nominee for re-election by the shareholders at the next annual meeting of shareholders of the Surviving Bank following his appointment to the Board of Directors of the Surviving Bank. It is anticipated that the directors of First South Bank in office immediately prior to the effective time of the Bank Merger, other than Mr. Elder, shall serve as the Surviving Bank’s Eastern North Carolina Advisory Board and shall be entitled to receive a fee of $500.00 for each advisory board meeting attended. The Surviving Bank’s Eastern North Carolina Advisory Board is expected to meet no less than three times per year.

(d)                The Bank Agreement of Merger shall provide that the officers of the Surviving Bank shall be the officers of CresCom Bank serving immediately prior to the Bank Merger, together with such additional persons as may hereafter be appointed, from and after the effective time of the Bank Merger in accordance with the Surviving Bank’s Bylaws, until the earlier of their resignation or removal or otherwise ceasing to be an officer. Concurrently with or as soon as practicable after the execution and delivery of this Agreement, each of Bruce W. Elder, who shall be the President of North Carolina Banking of the Surviving Bank, and Cornelius F. Sullivan, who shall be the Senior Vice President and Raleigh Area Executive of the Surviving Bank, shall enter into employment agreements in the forms attached hereto as Exhibits H and I, respectively, which shall become effective only upon the Effective Time.

1.6               Tax Treatment of the Merger.

It is intended by the Parties that the Merger constitute a “reorganization” within the meaning of Section 368(a) of the Code. The Parties hereby adopt this Agreement as a “plan of reorganization” within the meaning of Treasury Regulation Sections 1.368-2(g) and 1.368-3(a). All of the Parties agree to cooperate and use their best efforts in order to qualify the transactions contemplated herein as a reorganization under Section 368(a)(1)(A) of the Code, to not take any action that could reasonably be expected to cause the Merger to fail to so qualify, and to report the Merger for federal, state and any local income Tax purposes in a manner consistent with such characterization.

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Article 2
TERMS OF MERGER

2.1	Articles of Incorporation.

The Certificate of Incorporation of Carolina Financial in effect immediately prior to the Effective Time shall be the Certificate of Incorporation of the Surviving Corporation until otherwise duly amended or repealed.

2.2	Bylaws.

The Bylaws of Carolina Financial in effect immediately prior to the Effective Time shall be the Bylaws of the Surviving Corporation until otherwise duly amended or repealed.

2.3	Directors and Officers.

The directors of Carolina Financial in office immediately prior to the Effective Time, together with such additional persons as may thereafter be elected, shall serve as the directors of the Surviving Corporation from and after the Effective Time in accordance with the Surviving Corporation’s Bylaws, until the earlier of their resignation or removal or otherwise ceasing to be a director. Prior to the Effective Time, Carolina Financial shall take all action necessary to appoint a representative of First South’s board of directors, as mutually agreed upon by First South and Carolina Financial, as a Class II director and a representative of First South’s board of directors, as mutually agreed upon by First South and Carolina Financial, as a Class III director of the Board of Directors of the Surviving Corporation , to be effective as of 12:01 a.m. on the next business day following the Effective Time, and to cause such representatives to be nominated as board nominees for election by the stockholders to the Board of Directors of the Surviving Corporation at the next annual meeting of stockholders of the Surviving Corporation at which such director’s class is nominated for re-election following their appointment to the Board of Directors of the Surviving Corporation. The officers of Carolina Financial in office immediately prior to the Effective Time, together with such additional persons as may hereafter be appointed, shall serve as the officers of the Surviving Corporation from and after the Effective Time in accordance with the Surviving Corporation’s Bylaws, until the earlier of their resignation or removal or otherwise ceasing to be an officer.

Article 3
MANNER OF CONVERTING SHARES

3.1	Effect on First South Common Stock.

(a)                At the Effective Time, in each case subject to Sections 3.1(b), 3.1(c), 3.1(d) and 3.1(f), by virtue of the Merger and without any action on the part of the Parties, each share of First South Common Stock that is issued and outstanding immediately prior to the Effective Time (other than the Extinguished Shares) shall be converted into the right to receive 0.5200 shares (the “Exchange Ratio”) of Carolina Financial Common Stock (the “Merger Consideration”).

(b)                Notwithstanding any other provision of this Agreement, and notwithstanding the approval of this Agreement by the stockholders of Carolina Financial and/or the shareholders of First South, the Exchange Ratio shall be decreased as set forth in Section 3.1(c) if (A) the Carolina Financial Average Closing Price is greater than $35.14, and (B) (x) the number obtained by dividing the Carolina Financial Average Closing Price by the Initial Price (the “Closing Price Change Ratio”) is more than 0.15 greater than (y) the number obtained by dividing the Final Index Price by the Initial Index Price (the “Index Change Ratio”).

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(c)                If the conditions of Section 3.1(b) are satisfied, the Exchange Ratio shall become the ratio obtained by multiplying (A) the quotient of the Per Share Purchase Price divided by the Carolina Final Average Closing Price by (B) the sum of the Index Change Ratio plus 0.15.

(d)                At the Effective Time, all shares of First South Common Stock shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist as of the Effective Time, and each certificate previously representing any such shares of First South Common Stock (the “Certificates”) and each non-certificated share of First South Common Stock (the “First South Book-Entry Shares”) shall thereafter represent only the right to receive applicable payments as set forth in Section 3.8.

(e)                If, prior to the Effective Time, the outstanding shares of First South Common Stock, First South Options, or the outstanding shares of Carolina Financial Common Stock or any rights with respect to Carolina Financial Common Stock pursuant to stock options or other equity-based awards granted by Carolina Financial under the Carolina Financial Corporation 2013 Equity Incentive Plan (the “Carolina Financial Awards”) shall have been increased, decreased, changed into or exchanged for a different number or kind of shares or securities as a result of a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split, or other similar change in capitalization, then an appropriate and proportionate adjustment shall be made to the Per Share Purchase Price. For the avoidance of doubt, Carolina Financial shall have the right to grant additional Carolina Financial Awards prior to the Effective Date under the Carolina Financial Corporation 2013 Equity Incentive Plan without triggering an adjustment to the Per Share Purchase Price under this Section 3.1(e).

(f)                 Each share of First South Common Stock issued and outstanding immediately prior to the Effective Time and owned by either of the Parties or their respective Subsidiaries (in each case other than shares of First South Common Stock held on behalf of third parties or as a result of debts previously contracted) shall, by virtue of the Merger and without any action on the part of the holder thereof, cease to be outstanding, shall be cancelled and retired without payment of any consideration therefor, and shall cease to exist (the “Extinguished Shares”).

3.2	Exchange Procedures.

(a)                   Promptly after the Effective Time, Carolina Financial shall deposit with the Exchange Agent for exchange in accordance with this Section 3.2, the Merger Consideration and cash in an aggregate amount sufficient for payment in lieu of fractional shares of Carolina Financial Common Stock to which holders of First South Common Stock may be entitled pursuant to Section 3.6 (collectively, the “Exchange Fund”). In the event the cash in the Exchange Fund shall be insufficient to fully satisfy all of the payment obligations to be made by the Exchange Agent hereunder, Carolina Financial shall promptly make available to the Exchange Agent the amounts so required to satisfy such payment obligations in full. The Exchange Agent shall deliver the Merger Consideration and cash in lieu of any fractional shares of Carolina Financial Common Stock out of the Exchange Fund. Except as contemplated by this Section 3.2 and Section 3.6, the Exchange Fund will not be used for any other purpose.

(b)                   Unless different timing is agreed to by Carolina Financial and First South, as soon as reasonably practicable after the Effective Time, but in any event no more than seven business days after the Effective Time, Carolina Financial shall cause the Exchange Agent to mail to the former shareholders of First South appropriate transmittal materials (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates or other instruments theretofore representing shares of First South Common Stock shall pass, only upon proper delivery of such Certificates or other instruments to the Exchange Agent). In the event of a transfer of ownership of shares of First South Common Stock represented by one or more Certificates or First South Book-Entry Shares that are not registered in the transfer records of First South, the Merger Consideration payable for such shares as provided in Section 3.1 may be issued to a transferee if the Certificate or Certificates or First South Book-Entry Shares representing such shares are delivered to the Exchange Agent, accompanied by all documents required to evidence such transfer and by evidence reasonably satisfactory to the Exchange Agent that such transfer is proper and that any applicable stock transfer taxes have been paid. In the event any Certificate or First South Book-Entry Shares representing First South Common Stock shall have been lost, mutilated, stolen, destroyed or are otherwise missing, upon the making of an affidavit of that fact by the person claiming such Certificate or First South Book-Entry Shares to be lost, stolen, mutilated, destroyed or otherwise missing and, if required by the Exchange Agent, the posting by such person of a bond in such amount as the Exchange Agent may reasonably direct as indemnity against any claim that may be made against it or Carolina Financial with respect to such Certificate or First South Book-Entry Shares, the Exchange Agent shall issue in exchange for such lost, mutilated, stolen, or destroyed Certificate or First South Book-Entry Shares the Merger Consideration as provided for in Section 3.1. The Exchange Agent may establish such other reasonable and customary rules and procedures in connection with its duties as it may deem appropriate. Carolina Financial shall pay all charges and expenses, including those of the Exchange Agent in connection with the distribution of the Merger Consideration as provided in Section 3.1. Carolina Financial or its Exchange Agent will maintain a book entry list of Carolina Financial Common Stock to which each former holder of First South Common Stock is entitled. Certificates evidencing Carolina Financial Common Stock into which First South Common Stock has been converted will not be issued.

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(c)                Unless different timing is agreed to by Carolina Financial and First South, after the Effective Time, each holder of shares of First South Common Stock (other than Extinguished Shares) issued and outstanding at the Effective Time shall surrender the Certificate or Certificates or First South Book-Entry Shares representing such shares to the Exchange Agent and shall promptly upon surrender thereof receive in exchange therefor the consideration provided in Section 3.1, without interest, pursuant to this Section 3.2. The Certificate or Certificates of First South Common Stock so surrendered shall be duly endorsed as the Exchange Agent may reasonably require. Carolina Financial shall not be obligated to deliver the Merger Consideration to which any former holder of First South Common Stock is entitled as a result of the Merger until such holder surrenders such holder’s Certificate or Certificates or First South Book-Entry Shares (or affidavit of loss in lieu thereof as provided in Section 3.2(b)) for exchange as provided in this Section 3.2. Similarly, no dividends or other distributions in respect of the Carolina Financial Common Stock shall be paid to any holder of any unsurrendered Certificate or Certificates or First South Book-Entry Shares until such Certificate or Certificates or First South Book-Entry Shares (or affidavit of loss in lieu thereof as provided in Section 3.2(b)) are surrendered for exchange as provided in this Section 3.2. Any other provision of this Agreement notwithstanding, neither any Carolina Financial Entities, nor any First South Entities, nor the Exchange Agent shall be liable to any holder of First South Common Stock for any amounts paid or properly delivered in good faith to a public official pursuant to any applicable abandoned property, escheat, or similar Law.

(d)                Each of Carolina Financial and the Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of shares of First South Common Stock and First South Options such amounts, if any, as it is required to deduct and withhold with respect to the making of such payment under the Code or any provision of state, local, or foreign Tax Law or by any Taxing Authority or Governmental Authority. To the extent that any amounts are so withheld by Carolina Financial, the Surviving Corporation, or the Exchange Agent, as the case may be, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the shares of First South Common Stock in respect of which such deduction and withholding was made by Carolina Financial, the Surviving Corporation, or the Exchange Agent, as the case may be.

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(e)                Any portion of the Merger Consideration and cash delivered to the Exchange Agent by Carolina Financial pursuant to Section 3.2(a) that remains unclaimed by the holder of shares of First South Common Stock for 12 months after the Effective Time (as well as any proceeds from any investment thereof) shall be delivered by the Exchange Agent to Carolina Financial. Any holder of shares of First South Common Stock who has not theretofore complied with Section 3.2(c) shall thereafter look only to Carolina Financial for the consideration deliverable in respect of each share of First South Common Stock such holder holds as determined pursuant to this Agreement without any interest thereon. If outstanding Certificates for shares of First South Common Stock or First South Book-Entry Shares are not surrendered or the payment for them is not claimed prior to the date on which such shares of Carolina Financial Common Stock and cash would otherwise escheat to or become the property of any Governmental Authority, the unclaimed items shall, to the extent permitted by abandoned property and any other applicable law, become the property of Carolina Financial (and to the extent not in its possession shall be delivered to it), free and clear of all claims or interest of any person previously entitled to such property. Neither the Exchange Agent nor any party to this Agreement shall be liable to any holder of stock represented by any Certificate or First South Book-Entry Shares for any consideration paid to a Governmental Authority pursuant to applicable abandoned property, escheat or similar laws. Carolina Financial and the Exchange Agent shall be entitled to rely upon the stock transfer books of First South to establish the identity of those persons entitled to receive the consideration specified in this Agreement, which books shall be conclusive with respect thereto. In the event of a dispute with respect to ownership of stock represented by any Certificate or Certificates or First South Book-Entry Shares, Carolina Financial and the Exchange Agent shall be entitled to deposit any consideration represented thereby in escrow with an independent third party and thereafter be relieved with respect to any claims thereto.

(f)                 Adoption of this Agreement by the shareholders of First South shall constitute ratification of the appointment of the Exchange Agent.

3.3	Effect on Carolina Financial Common Stock.

At and after the Effective Time, each share of Carolina Financial Common Stock issued and outstanding immediately prior to the Effective Time shall remain an issued and outstanding share of common stock of Carolina Financial and shall not be affected by the Merger.

3.4	First South Options and Equity-Based Awards.

(a)                Prior to the Effective Time, First South shall offer to enter into a Stock Option Cash-Out Agreement in the form of Exhibit G with each holder of First South Options having an exercise price per share less than the per share value of the Merger Consideration to cash out their First South Options.

(b)                As of the Effective Time, Carolina Financial shall have the right to (i) either assume any options or other stock-based awards (“First South Options”) substantially in accordance with the terms of the First South Equity Plans and the option grants or other award agreements by which they are evidenced in accordance with the terms of the First South Equity Plans or (ii) replace the First South Options with substantially identical awards under any plans sponsored by Carolina Financial under which options and other stock-based awards are granted, and the award agreements thereunder (each, a “Carolina Financial Stock Plan”), such that after the Merger and without any action on the part of the holders of any First South Options, the First South Options shall be converted into and become rights with respect to Carolina Financial Common Stock. From and after the Effective Time, (A) each First South Option assumed or replaced by Carolina Financial may be exercised solely for shares of Carolina Financial Common Stock, (B) the number of shares of Carolina Financial Common Stock subject to such First South Option shall be equal to the number of shares of First South Common Stock subject to such First South Option immediately prior to the Effective Time multiplied by the Exchange Ratio (rounded down to the nearest whole share), and (C) the per share exercise price under each such First South Option shall be adjusted to reflect the Exchange Ratio (rounded up to the nearest whole cent). It is intended that the foregoing assumption shall be undertaken in a manner that will not constitute a “modification” as defined in Section 424 of the Code, as to any stock option which is an “incentive stock option.” Carolina Financial and First South agree to take all steps necessary to effect the provisions of this Section 3.4(b).

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(c)                First South’s Board of Directors and its compensation committee shall not make any grants of First South Options following the execution of this Agreement.

(d)                To the extent permitted under applicable Law and the terms of the First South Bancorp, Inc. 1997 Stock Option Plan, as amended, and the First South Bancorp, Inc. 2008 Equity Incentive Plan (collectively, the “First South Equity Plans”), First South’s Board of Directors or its compensation committee shall make any adjustments and amendments to or make such determinations with respect to the First South Options necessary to effect the foregoing provisions of this Section 3.4.

3.5	Rights of Former First South Shareholders.

At the Effective Time, the stock transfer books of First South shall be closed as to holders of First South Common Stock and no transfer of First South Common Stock by any holder of such shares shall thereafter be made or recognized. Until surrendered for exchange in accordance with the provisions of Section 3.2, each Certificate or First South Book-Entry Shares theretofore representing shares of First South Common Stock (other than Certificates or First South Book-Entry Shares representing Extinguished Shares), shall from and after the Effective Time represent for all purposes only the right to receive the Merger Consideration, without interest, as provided in Article 3.

3.6	Fractional Shares.

Notwithstanding any other provision of this Agreement, each holder of shares of First South Common Stock exchanged pursuant to the Merger, who would otherwise have been entitled to receive a fraction of a share of Carolina Financial Common Stock (after taking into account all Certificates or First South Book-Entry Shares delivered by such holder), shall receive, in lieu thereof, cash (without interest) in an amount equal to such fractional part of a share of Carolina Financial Common Stock multiplied by the Carolina Financial Average Closing Price. No such holder will be entitled to dividends, voting rights, or any other rights as a shareholder in respect of any fractional shares.

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Article 4
REPRESENTATIONS AND WARRANTIES OF FIRST SOUTH

First South represents and warrants to Carolina Financial, except as set forth on the First South Disclosure Memorandum with respect to each such Section below, as follows:

4.1	Organization, Standing, and Power.

First South is a corporation duly organized, validly existing, and in good standing under the Laws of the Commonwealth of Virginia and is a bank holding company within the meaning of the Bank Holding Company Act of 1956 (the “BHCA”). First South Bank is a North Carolina state bank, duly organized, validly existing and in good standing under the laws of the State of North Carolina. Each of First South and First South Bank has the corporate power and authority to carry on its business as now conducted and to own, lease, and operate its Assets. Each of First South and First South Bank is duly qualified or licensed to transact business as a foreign corporation in good standing in the states of the United States and foreign jurisdictions where the character of its Assets or the nature or conduct of its business requires it to be so qualified or licensed, except for such jurisdictions where the failure to be so qualified or licensed is not reasonably likely to have, individually or in the aggregate, a First South Material Adverse Effect. The minute book and other organizational documents for each of First South and First South Bank have been made available to Carolina Financial for its review and, except as disclosed in Section 4.1 of the First South Disclosure Memorandum, are true and complete in all material respects as in effect as of the date of this Agreement and accurately reflect in all material respects all amendments thereto and all proceedings of the respective Board of Directors (including any committees of the Board of Directors) and shareholders thereof. First South Bank is an “insured institution” as defined in the Federal Deposit Insurance Act and applicable regulations thereunder, and the deposits held by First South Bank are insured up to applicable limits by the FDIC’s Deposit Insurance Fund.

4.2	Authority of First South; No Breach by Agreement.

(a)                First South has the corporate power and authority necessary to execute, deliver, and, other than with respect to the Merger, perform this Agreement, and with respect to the Merger, upon the approval of the Merger, including any necessary approvals referred to in Sections 8.1(b) and 8.1(c) and by First South’s shareholders in accordance with Section 8.1(a) of this Agreement and the VSCA, to perform its obligations under this Agreement and to consummate the transactions contemplated hereby. The execution, delivery, and performance of this Agreement and the consummation of the transactions contemplated herein, including the Merger, have been duly and validly authorized by all necessary corporate action in respect thereof on the part of First South, subject to the approval of this Agreement by the holders of more than two-thirds of the outstanding shares of First South Common Stock, which is the only First South shareholder vote required for approval of this Agreement and consummation of the Merger (the “Requisite First South Shareholder Vote”). Subject to any necessary approvals referred to in Sections 8.1(b) and 8.1(c) and by such Requisite First South Shareholder Vote, this Agreement represents a legal, valid, and binding obligation of First South, enforceable against First South in accordance with its terms (except in all cases as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, or similar Laws affecting the enforcement of creditors’ rights generally and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceeding may be brought).

(b)                Except as disclosed in Section 4.2 of the First South Disclosure Memorandum, neither the execution and delivery of this Agreement by First South, nor the consummation by First South and First South Bank of the transactions contemplated hereby, nor compliance by First South and First South Bank with any of the provisions hereof, will (i) assuming the Requisite First South Shareholder Vote, conflict with or result in a breach of any provision of First South’s Articles of Incorporation or Bylaws or the Articles of Incorporation or Bylaws of any First South Subsidiary or any resolution adopted by the Board of Directors or the shareholders of any First South Entity, or (ii) constitute or result in a Default under, or require any Consent pursuant to, or result in the creation of any Lien on any material Asset of any First South Entity under, any material Contract or any material Permit of any First South Entity or, (iii) subject to receipt of the requisite Consents referred to in Section 8.1(b), constitute or result in a Default under, or require any Consent pursuant to, any Law or Order applicable to any First South Entity or any of their respective material Assets (including any First South Entity becoming subject to or liable for the payment of any Tax on any of the Assets owned by any First South Entity being reassessed or revalued by any Regulatory Authority).

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(c)                Except for (a) the filing of applications and notices with, and approval of such applications and notices from, the Federal Reserve, the FDIC, the South Carolina Board of Financial Institutions and North Carolina Commissioner of Banks, (b) the filing of any other required applications, filings, or notices with any other federal or state banking, insurance or other regulatory or self-regulatory authorities or any courts, administrative agencies or commissions or other Governmental Authorities and approval of or non-objection to such applications, filings and notices, (c) the filing with the SEC of a registration statement on Form S-4 (the “Registration Statement”) in which proxy statements relating to First South’s Shareholders’ Meeting and Carolina Financial Shareholders’ Meeting to be held in connection with this Agreement and the transactions contemplated by this Agreement (the “Joint Proxy Statement/Prospectus”) will be included, and the declaration of effectiveness of the Registration Statement, (d) the filing of the Certificate of Merger and the Articles of Merger, (e) any consents, authorizations, approvals, filings or exemptions in connection with compliance with the applicable provisions of federal and state securities laws relating to the regulation of broker-dealers, investment advisers or transfer agents, and federal commodities laws relating to the regulation of futures commission merchants and the rules and regulations thereunder and of any applicable industry self-regulatory organization, and the rules and regulations of the NASDAQ Stock Market, or that are required under consumer finance, mortgage banking and other similar laws, and (f) notices or filings under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, if any, no consents or approvals of or filings or registrations with any Governmental Authority are necessary in connection with the consummation by First South of the Merger and the other transactions contemplated by this Agreement.  No consents or approvals of or filings or registrations with any Governmental Authority are necessary in connection with the execution and delivery by First South of this Agreement.

4.3	Capital Stock.

(a)                The authorized capital stock of First South consists of 25,000,000 shares of First South Common Stock, of which 9,501,016 shares are issued and outstanding as of the date of this Agreement, and 1,000,000 shares of serial preferred stock, $0.01 par value per share, of which no shares are issued and outstanding as of the date of this Agreement. Section 4.3(a) of the First South Disclosure Memorandum lists all issued and outstanding First South Options and First South Stock Awards, which schedule includes the names of the recipients, the date of grant, the exercise prices, the vesting schedules and the expiration dates, to the extent applicable. All of the issued and outstanding shares of capital stock of First South are duly and validly issued and outstanding and are fully paid and nonassessable. None of the outstanding shares of capital stock of First South has been issued in violation of any preemptive rights of the current or past shareholders of First South.

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(b)                Except for the 144,600 shares of First South Common Stock reserved for issuance pursuant to outstanding First South Options and First South Stock Awards, as disclosed in Section 4.3(a) of the First South Disclosure Memorandum, there are no shares of capital stock or other equity securities of First South reserved for issuance and no outstanding Rights relating to the capital stock of First South.

(c)                Except as specifically set forth in this Section 4.3, there are no shares of First South capital stock or other equity securities of First South outstanding and there are no outstanding Rights with respect to any First South securities or any right or privilege (whether pre-emptive or contractual) capable of becoming a Contract or Right for the purchase from First South of, exchange with First South for, subscription for or issuance of any securities of First South.

4.4	First South Subsidiaries.

First South has no Subsidiaries except as set forth in Section 4.4 of First South Disclosure Memorandum, and First South owns all of the equity interests in each of its Subsidiaries. No capital stock (or other equity interest) of any such Subsidiary is or may become required to be issued (other than to another First South Entity) by reason of any Rights, and there are no Contracts by which any such Subsidiary is bound to issue (other than to another First South Entity) additional shares of its capital stock (or other equity interests) or Rights or by which any First South Entity is or may be bound to transfer any shares of the capital stock (or other equity interests) of any such Subsidiary (other than to another First South Entity). There are no Contracts relating to the rights of any First South Entity to vote or to dispose of any shares of the capital stock (or other equity interests) of any such Subsidiary. All of the shares of capital stock (or other equity interests) of each Subsidiary are fully paid and nonassessable and are owned directly or indirectly by First South free and clear of any Lien.

4.5	Exchange Act Filings; Securities Offerings; Financial Statements.

(a)                First South has timely filed all Exchange Act Documents required to be filed since December 31, 2014 (the “First South Exchange Act Reports”). The First South Exchange Act Reports (i) at the time filed, (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing) complied in all material respects with the applicable requirements of the Securities Laws and other applicable Laws and (ii) did not, at the time they were filed (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing) contain any untrue statement of a material fact or omit to state a material fact required to be stated in such First South Exchange Act Reports or necessary in order to make the statements in such First South Exchange Act Reports, in light of the circumstances under which they were made, not misleading. Each offering or sale of securities by First South (x) was either registered under the Securities Act or made pursuant to a valid exemption from registration under the Securities Act, (y) complied in all material respects with the applicable requirements of the Securities Laws and other applicable Laws, except for immaterial “blue sky” filings, including disclosure and broker/dealer registration requirements, and (z) was made pursuant to offering documents which did not, at the time of the offering (or, in the case of registration statements, at the effective date thereof) contain any untrue statement of a material fact or omit to state a material fact required to be stated in the offering documents or necessary in order to make the statements in such documents, in light of the circumstances under which they were made, not misleading. First South’s principal executive officer and principal financial officer have made the certifications required by Sections 302 and 906 of the Sarbanes-Oxley Act and the rules and regulations of the Exchange Act thereunder with respect to First South Exchange Act Reports to the extent such rules or regulations applied at the time of the filing. For purposes of the preceding sentence, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in the Sarbanes–Oxley Act. Such certifications contain no qualifications or exceptions to the matters certified therein and have not been modified or withdrawn; and neither First South nor any of its officers has received notice from any Regulatory Authority questioning or challenging the accuracy, completeness, content, form, or manner of filing or submission of such certifications. No First South Subsidiary is required to file any Exchange Act Documents.

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(b)                Each of the First South Financial Statements (including, in each case, any related notes) that are contained in First South Exchange Act Reports, including any First South Exchange Act Reports filed after the date of this Agreement until the Effective Time, complied, or will comply, as to form in all material respects with the Exchange Act, was, or will be, prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes to such financial statements or, in the case of unaudited interim statements, as permitted by Form 10-Q of the Exchange Act), fairly presented in accordance with GAAP the consolidated financial position of First South and its Subsidiaries as of the respective dates and the consolidated results of operations and cash flows for the periods indicated, including the fair values of the assets and liabilities shown therein, except that the unaudited interim financial statements were or are subject to normal and recurring year-end adjustments which were not or are not expected to be material in amount or effect, and were certified to the extent required by the Sarbanes-Oxley Act.

(c)                First South’s independent registered public accountants, which have expressed their opinion with respect to the First South Financial Statements and its Subsidiaries whether or not included in First South’s Exchange Act Reports (including the related notes), are and have been throughout the periods covered by such Financial Statements (i) a registered public accounting firm (as defined in Section 2(a)(12) of the Sarbanes-Oxley Act) (to the extent applicable during such period), (ii) “independent” with respect to First South within the meaning of Regulation S-X, and (iii) with respect to First South, in compliance with subsections (g) through (l) of Section 10A of the Exchange Act and related Securities Laws. First South’s independent public accountants have audited First South’s year-end financial statements, and have reviewed First South’s interim financial statements, that are included in the First South Financial Statements. Section 4.5(c) of the First South Disclosure Memorandum lists all non-audit services performed by First South’s independent public accountants for First South or First South Bank.

(d)                First South maintains disclosure controls and procedures as required by Rule 13a-15 or 15d-15 under the Exchange Act, and such controls and procedures are effective to ensure that all material information relating to First South and its Subsidiaries is made known on a timely basis to First South’s principal executive officer and First South’s principal financial officer.

4.6	Absence of Undisclosed Liabilities.

No First South Entity has any Liabilities required under GAAP to be set forth on a consolidated balance sheet or in the notes thereto that are reasonably likely to have, individually or in the aggregate, a First South Material Adverse Effect, except Liabilities which are (i) accrued or reserved against in the consolidated balance sheet of First South as of March 31, 2017 as filed with the SEC or reflected in the notes thereto, (ii) incurred in the ordinary course of business consistent with past practices, or (iii) incurred in connection with the transactions contemplated by this Agreement. Section 4.6 of the First South Disclosure Memorandum lists, and First South has delivered to Carolina Financial copies of the documentation creating or governing, all securitization transactions and “off-balance sheet arrangements” (as defined in Item 303(c)(2) of Regulation S-K of the Exchange Act) effected by First South or its Subsidiaries since December 31, 2016 (or with respect to off-balance sheet arrangements, that remain in effect), other than letters of credit and unfunded loan commitments or credit lines. Except as reflected on First South’s balance sheet at March 31, 2017 as filed with the SEC, no First South Entity is directly or indirectly liable, by guarantee, indemnity, or otherwise, upon or with respect to, or obligated, by discount or repurchase agreement or in any other way, to provide funds in respect to, or obligated to guarantee or assume any Liability of any Person for any amount in excess of $25,000 and any amounts, whether or not in excess of $25,000 that, in the aggregate, exceed $50,000. Except (x) as reflected in First South’s balance sheet at March 31, 2017 as filed with the SEC or Liabilities described in any notes thereto (or Liabilities for which neither accrual nor footnote disclosure is required pursuant to GAAP or any applicable Regulatory Authority) or (y) for Liabilities incurred in the ordinary course of business since March 31, 2017 as filed with the SEC consistent with past practice or in connection with this Agreement or the transactions contemplated hereby, neither First South nor any of its Subsidiaries has any Material Liabilities or obligations of any nature.

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4.7	Absence of Certain Changes or Events.

Except as disclosed in the First South Financial Statements as filed with the SEC, (i) since December 31, 2013, there have been no events, changes, or occurrences which have had, or are reasonably likely to have, individually or in the aggregate, a First South Material Adverse Effect and (ii) since December 31, 2013, the First South Entities have conducted their respective businesses in the ordinary course of business consistent with past practice. Section 4.7 of the First South Disclosure Memorandum sets forth attorneys’ fees, investment banking fees, accounting fees and other costs or fees of First South and its Subsidiaries that, based upon reasonable inquiry, are expected to be paid or accrued through the Effective Time in connection with the merger transaction contemplated by this Agreement.

4.8	Tax Matters.

(a)                Each of the First South Entities has timely filed with the appropriate Taxing Authorities, all material Tax Returns in all jurisdictions in which Tax Returns are required to be filed, and such Tax Returns are correct and complete in all material respects. None of the First South Entities is the beneficiary of any extension of time within which to file any Tax Return. All material Taxes of the First South Entities to the extent due and payable (whether or not shown on any Tax Return) have been fully and timely paid. There are no Liens for any material Taxes (other than a Lien for current real property or ad valorem Taxes not yet due and payable, or for Taxes being contested in good faith for which adequate reserves are established in the First South Financial Statements) filed of record on any of the Assets of any of the First South Entities. No written claim has ever been made by any Taxing Authority in a jurisdiction where any First South Entity does not file a Tax Return that such First South Entity may be subject to Taxes by that jurisdiction.

(b)                None of the First South Entities has received any written notice of assessment or proposed assessment in connection with any Taxes. There are no ongoing or pending claims, audits, or examinations regarding any Taxes of any First South Entity or the assets of any First South Entity. No officer or employee responsible for Tax matters of any First South Entity expects any Taxing Authority to assess any additional material Taxes for any period for which Tax Returns have been filed. No issue has been raised by a Taxing Authority in any prior examination of the First South which, by application of the same or similar principles, could be expected to result in a proposed material deficiency for any subsequent taxable period. None of the First South Entities has waived any statute of limitations in respect of any Taxes that remain in effect or agreed to a Tax assessment or deficiency.

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(c)                Each First South Entity has complied in all material respects with all applicable Laws relating to the withholding of Taxes and the payment thereof to Governmental Authorities, including Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee or independent contractor, and Taxes required to be withheld and paid pursuant to Sections 1441 and 1442 of the Code or similar provisions under foreign Law.

(d)                The unpaid Taxes of each First South Entity (i) did not, as of the most recent fiscal month end, materially exceed the reserve for Tax Liability (rather than any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the most recent balance sheet (rather than in any notes thereto) for such First South Entity and (ii) do not materially exceed that reserve as adjusted for the passage of time through the Closing Date in accordance with past custom and practice of the First South Entities in filing their Tax Returns.

(e)                Except as disclosed in Section 4.8(e) of the First South Disclosure Memorandum, none of the First South Entities is a party to any Tax allocation or sharing agreement and none of the First South Entities has been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group the common parent of which was First South) or has any Liability for Taxes of any Person (other than First South or any of its Subsidiaries) under Treasury Regulation Section 1.1502-6 or any similar provision of state, local or foreign Law, or as a transferee or successor, by contract or otherwise.

(f)                 During the five-year period ending on the date hereof, none of the First South Entities was a “distributing corporation” or a “controlled corporation” as defined in, and in a transaction intended to be governed by Section 355 of the Code.

(g)                None of the First South Entities has made any payments, is obligated to make any payments, or is a party to any contract that could obligate it to make any payments, for which a deduction could be disallowed under Section 280G or 162(m) of the Code, or that would be subject to withholding under Section 4999 of the Code. None of the First South Entities has been or will be required to include any adjustment in taxable income for any Tax period (or portion thereof) pursuant to Section 481 of the Code or any comparable provision under state or foreign Tax Laws as a result of transactions or events occurring prior to the Closing. There is no material taxable income of First South that will be required under applicable tax law to be reported by Carolina Financial for a taxable period beginning after the date of the Effective Time which taxable income was realized prior to the Closing Date. Any net operating losses of the First South Entities disclosed in Section 4.8(g) of the First South Disclosure Memorandum are not subject to any limitation on their use under the provisions of Sections 382 or 269 of the Code or any other provisions of the Code or the Treasury Regulations dealing with the utilization of net operating losses other than any such limitations as may arise as a result of the consummation of the transactions contemplated by this Agreement.

(h)                Each of the First South Entities is in compliance in all material respects with, and its records contain all information and documents (including properly completed IRS Forms W-9) necessary to comply in all material respects with, all applicable information reporting and Tax withholding requirements under federal, state, and local Tax Laws, and such records identify with specificity all accounts subject to backup withholding under Section 3406 of the Code.

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(i)                 No First South Entity is subject to any private letter ruling of the IRS or comparable rulings of any Taxing Authority that is currently applicable.

(j)                 No property owned by any First South Entity is (i) property required to be treated as being owned by another Person pursuant to the provisions of Section 168(f)(8) of the Internal Revenue Code of 1954, as amended and in effect immediately prior to the enactment of the Tax Reform Act of 1986, (ii) “tax-exempt use property” within the meaning of Section 168(h)(1) of the Code, (iii) “tax-exempt bond financed property” within the meaning of Section 168(g) of the Code, (iv) “limited use property” within the meaning of IRS Revenue Procedure 76-30, (v) tangible property used predominantly outside the United States, or (vi) subject to any provision of state, local or foreign Law comparable to any of the provisions listed above in this paragraph.

(k)                No First South Entity has any “corporate acquisition indebtedness” within the meaning of Section 279 of the Code.

(l)                 First South has disclosed on its federal income Tax Returns all positions taken therein that are reasonably believed to give rise to substantial understatement of federal income tax within the meaning of Section 6662 of the Code.

(m)              No First South Entity has participated in any reportable transaction, as defined in Code Section 6707A(c)(1) or Treasury Regulations Section 1.6011-4(b)(1).

(n)                First South has made available to Carolina Financial complete copies of (i) all federal, state, local and foreign income or franchise Tax Returns of the First South Entities relating to the taxable periods since December 31, 2012, and (ii) any audit report issued by any Taxing Authority since December 31, 2012 relating to any Taxes due from or with respect to the First South Entities.

(o)                No First South Entity nor any other Person on its behalf has (i) filed a consent pursuant to Section 341(f) of the Code (as in effect prior to the repeal under the Jobs and Growth Tax Reconciliation Act of 2003) or agreed to have Section 341(f)(2) of the Code (as in effect prior to the repeal under the Jobs and Growth Tax Reconciliation Act of 2003) apply to any disposition of a subsection (f) asset (as such term is defined in former Section 341(f)(4) of the Code) owned by any First South Entities, (ii) executed or entered into a closing agreement pursuant to Section 7121 of the Code or any similar provision of Law with respect to the First South Entities, or (iii) granted to any Person any power of attorney that is currently in force with respect to any Tax matter.

(p)                No First South Entity has, or ever had, a permanent establishment in any country other than the United States, or has engaged in a trade or business in any country other than the United States that subjected it to tax in such country.

(q)                No First South Entity has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code since January 1, 2012.

For purposes of this Section 4.8, any reference to First South or any First South Entity shall be deemed to include any Person that merged with or was liquidated into or otherwise combined with First South or a First South Entity prior to the Effective Time.

4.9	Allowance for Possible Loan Losses; Loan and Investment Portfolios, etc.

(a)                First South’s allowance for possible loan or lease losses (the “Allowance”) is, and has been since January 1, 2016, in material compliance with First South’s methodology for determining the adequacy of its allowance for loan losses as well as the standards established by applicable Governmental Authorities and the Financial Accounting Standards Board in all material respects.

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(b)                As of the date hereof, all loans, discounts and leases (in which any First South Entity is lessor) reflected on First South’s Financial Statements were, and with respect to the consolidated balance sheets delivered as of the dates subsequent to the execution of this Agreement will be as of the dates thereof, (a) at the time and under the circumstances in which made, made for good, valuable and adequate consideration in the ordinary course of business and, to the Knowledge of First South, are the legal and binding obligations of the obligors thereof, (b) evidenced by genuine notes, agreements, or other evidences of indebtedness and (c) to the extent secured, to the Knowledge of First South, have been secured by valid liens and security interests which have been perfected. Accurate lists of all loans, discounts, other real estate owned and financing leases as of June 9, 2017 and on a monthly basis thereafter, and of the investment portfolios of each First South Entity as of such date, have been and will be made available to Carolina Financial concurrently with the First South Disclosure Memorandum. Except as specifically set forth in Section 4.9(b) of the First South Disclosure Memorandum, neither First South nor First South Bank is a party to any written or oral loan agreement, note, or borrowing arrangement, including any loan guaranty, that was, as of the most recent month-end (i) delinquent by more than 30 days in the payment of principal or interest, (ii) otherwise in material default for more than 30 days, (iii) classified as “substandard,” “doubtful,” “loss,” “other assets especially mentioned” or any comparable classification by First South or under the standards of any applicable Regulatory Authority, (iv) an obligation of any director, executive officer or 10% shareholder of any First South Entity who is subject to Regulation O of the Federal Reserve (12 C.F.R. Part 215), or any person, corporation or enterprise controlling, controlled by or under common control with any of the foregoing, or (v) in material violation of any Law.

(c)                All securities held by First South or First South Bank, as reflected in the consolidated balance sheets of First South included in the First South Financial Statements, are carried in accordance with GAAP, specifically including Accounting Standards Codification Topic 320, Investments – Debt and Equity Securities. Except for pledges to secure public and trust deposits and Federal Home Loan Bank advances, to the Knowledge of First South, none of the securities reflected in the First South Financial Statements as of March 31, 2017, and none of the securities since acquired by First South or First South Bank is subject to any restriction, whether contractual or statutory, which impairs the ability of First South or First South Bank to freely dispose of such security at any time, other than those restrictions imposed on securities held to maturity under GAAP, pursuant to a clearing agreement or in accordance with laws.

(d)                Section 4.9(d) of the First South Disclosure Memorandum lists all interest rate swaps, caps, floors, option agreements, futures and forward contracts and other similar risk management arrangements, whether entered into for First South’s own account, or for the account of First South Bank or its customers, and all such risk management agreements or arrangements were entered into (a) in the ordinary and usual course of business consistent with past practice and in compliance with all applicable laws, rules, regulations and regulatory policies, and (b) with counterparties believed to be financially responsible at the time; and each of them constitutes the valid and legally binding obligation of First South or First South Bank, enforceable in accordance with its terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors’ rights or by general equity principles), and is in full force and effect. Neither First South nor First South Bank, nor to the First South’s Knowledge, any other party thereto, is in breach of any material obligation under any such agreement or arrangement.

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4.10	Assets.

(a)                Except as disclosed or reserved against in the First South Financial Statements, the First South Entities have good and marketable title, free and clear of all Liens except those permitted in Section 4.10(e), to all of their respective Assets that they own. In addition, to First South’s Knowledge, all tangible properties used in the businesses of the First South Entities are in good condition, reasonable wear and tear excepted, and are usable in the ordinary course of business consistent with First South’s past practices.

(b)                All Assets which are material to First South’s business, held under leases or subleases by any of the First South Entities, are held under valid Contracts enforceable in accordance with their respective terms (except in all cases as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, or similar Laws affecting the enforcement of creditors’ rights generally and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceeding may be brought), and to the Knowledge of First South each such Contract is in full force and effect.

(c)                The First South Entities currently maintain insurance, including bankers’ blanket bonds, with insurers of recognized financial responsibility in such amounts as management of First South has reasonably determined to be prudent. None of the First South Entities has received notice from any insurance carrier that (i) any policy of insurance will be canceled or that coverage thereunder will be reduced or eliminated, (ii) premium costs with respect to such policies of insurance will be substantially increased, or (iii) similar coverage will be denied or limited or not extended or renewed with respect to any First South Entity, any act or occurrence, or that any Asset, officer, director, employee or agent of any First South Entity will not be covered by such insurance or bond. There are presently no claims for amounts exceeding $50,000 individually or in the aggregate pending under such policies of insurance or bonds, and no written notices of claims in excess of such amounts have been given by any First South Entity under such policies. First South has made no claims, and no claims are contemplated to be made, under its directors’ and officers’ errors and omissions or other insurance or bankers’ blanket bond.

(d)                The Assets of the First South Entities include all material Assets required by First South Entities to operate the business of the First South Entities as presently conducted. All real and personal property which is material to the business of First South or First South Bank that is leased or licensed by it is held pursuant to leases or licenses which are valid and enforceable in accordance with their respective terms (except in all cases as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, or similar Laws affecting the enforcement of creditors’ rights generally and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceeding may be brought) and, to the Knowledge of First South, such leases and licenses will not terminate or lapse prior to the Effective Time or thereafter by reason of completion of the Merger. To the Knowledge of First South, all improved real property owned or leased by First South or First South Bank is in material compliance with all applicable laws, including zoning laws and the Americans with Disabilities Act of 1990.

(e)                Each First South Entity has fee simple title to all the real property assets reflected in the First South Financial Statements as being owned by a First South Entity or acquired after the date thereof (except properties sold or otherwise disposed of since the date thereof in the ordinary course of business) (the “First South Realty”), free and clear of all Liens of any nature whatsoever, except (i) statutory Liens securing payments not yet due, (ii) Liens for real property or ad valorem Taxes not yet delinquent (or being contested in good faith and for which adequate reserves have been established), (iii) easements, rights of way and other similar encumbrances and matters of record that do not materially adversely affect the use of the properties or assets subject thereto or affected thereby as used by a First South Entity on the date hereof or otherwise materially impair business operations at such properties, as conducted by a First South Entity on the date hereof and (iv) such imperfections or irregularities of title or Liens as do not materially affect the use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties as used on the date hereof.

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(f)                 To the Knowledge of First South, the First South Realty and the real property with respect to which a First South Entity is the lessee (the “First South Leased Real Properties”) are in material compliance with all applicable building, fire, zoning (or are legal nonconforming uses allowed under applicable zoning ordinances) and other applicable laws, ordinances and regulations and with all deed restrictions of record, no written notice of any material violation or material alleged violation thereof has been received in the past three years that has not been resolved, and there are no proposed changes therein that would materially and adversely affect the First South Realty, the First South Leased Real Properties or their uses. First South has no Knowledge of any proposed or pending change in the zoning of, or of any proposed or pending condemnation proceeding with respect to, any of the First South Realty or the First South Leased Real Properties which may materially and adversely affect the First South Realty or the First South Leased Real Properties or the current use by a First South Entity thereof.

4.11	Intellectual Property.

Each First South Entity owns or has a license to use all of the Intellectual Property used by such First South Entity in the course of its business, including sufficient rights in each copy possessed by each First South Entity. Each First South Entity is the owner of or has a license, with the right to sublicense, to any Intellectual Property sold or licensed to a third party by such First South Entity in connection with such First South Entity’s business operations, and such First South Entity has the right to convey by sale or license any Intellectual Property so conveyed. To the Knowledge of First South, no First South Entity is in material Default under any of its Intellectual Property licenses. No proceedings have been instituted, or are pending or to First South’s Knowledge threatened, which challenge the rights of any First South Entity with respect to Intellectual Property used, sold, or licensed by such First South Entity in the course of its business, nor has any person claimed or alleged that any First South Entity has misappropriated any rights to such Intellectual Property. To the Knowledge of First South, the conduct of the business of the First South Entities does not infringe any Intellectual Property of any other person. No First South Entity is obligated to pay any recurring royalties to any Person with respect to any such Intellectual Property, other than any license or maintenance fees specified in a license agreement with such party. First South does not have any Contracts with its directors, officers, or employees which require such officer, director, or employee to assign any interest in any Intellectual Property to a First South Entity and to keep confidential any trade secrets, proprietary data, customer information, or other business information of a First South Entity, and to First South’s Knowledge, no such officer, director, or employee is party to any Contract with any Person other than a First South Entity which requires such officer, director or employee to assign any interest in any Intellectual Property to any Person other than a First South Entity or to keep confidential any trade secrets, proprietary data, customer information, or other business information of any Person other than a First South Entity. To First South’s Knowledge, no officer, director, or employee of any First South Entity is party to any confidentiality, nonsolicitation, noncompetition, or other Contract which restricts or prohibits such officer, director, or employee from engaging in activities competitive with any Person, including any First South Entity.

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4.12	Environmental Matters.

(a)                First South has delivered, or caused to be delivered or made available to Carolina Financial, true and complete copies of, all environmental site assessments, test results, analytical data, boring logs, permits for storm water, wetlands fill, or other environmental permits for construction of any building, parking lot or other improvement, and other environmental reports, studies, or non-privileged correspondence in the possession of any First South Entity relating to any property owned, leased or operated by any of the First South Entities. To the Knowledge of First South, there are no material violations of Environmental Laws on properties that secure loans made by First South or First South Bank.

(b)                There are no legal, administrative, arbitral or other proceedings, claims, actions, causes of action, orders, assessments (including penalty assessments) or written notices of any kind with respect to any environmental, health or safety matters or any private or governmental environmental, health or safety investigations or remediation activities of any nature seeking to impose, or that are reasonably likely to result in, any material liability or obligation of the First South Entities arising under any Environmental Law pending or, to First South’s Knowledge, threatened against the First South Entities. To First South’s Knowledge, there is no reasonable basis for, or circumstances that are reasonably likely to give rise to, any such proceeding, claim, action, investigation or remediation by any Governmental Authority or any third party that would give rise to any material liability or obligation on the part of the First South Entities. None of the First South Entities is subject to any agreement, order, judgment, decree, letter or memorandum by or with any Governmental Authority or third party imposing any liability or obligation with respect to any of the foregoing. Each property owned or operated by First South, and, to First South’s Knowledge, any property in which any of the First South Entities holds a security interest, is in material compliance with all Environmental Laws.

(c)                Notwithstanding any other provision herein, the representations and warranties in Subsections 4.12(a) and (b) above constitute First South’s sole representations and warranties with respect to compliance with Environmental Laws or the presence of Hazardous Material.

4.13	Compliance with Laws.

(a)                First South is a bank holding company duly registered and in good standing as such with the Federal Reserve. First South Bank is a state chartered bank in good standing with the North Carolina Commissioner of Banks.

(b)                Compliance with Permits, Laws and Orders.

(i)                 Each of the First South Entities has in effect all Permits and has made all filings, applications, and registrations with Governmental Authorities that are required for it to own, lease, or operate its assets and to carry on its business as now conducted, and to the Knowledge of First South, there has occurred no Default under any such Permit applicable to their respective businesses or employees conducting their respective businesses.

(ii)               To the Knowledge of First South, none of the First South Entities is in material Default under any Laws or Orders applicable to its business or employees conducting its business.

(iii)             None of the First South Entities has received any notification or communication from any Governmental Authority (A) asserting that First South or any of its Subsidiaries is in Default under any of the Permits, Laws, or Orders which such Governmental Authority enforces, (B) threatening to revoke any Permits, or (C) requiring First South or any of its Subsidiaries (x) to enter into or consent to the issuance of a cease and desist order, formal agreement, directive, commitment, or memorandum of understanding, or (y) to adopt any resolution of its Board of Directors or similar undertaking.

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(iv)              There (A) is no material unresolved violation, criticism, or exception by any Governmental Authority with respect to any report or statement relating to any examinations or inspections of First South or any of its Subsidiaries, (B) are no written notices or correspondence received by First South with respect to pending formal or informal inquiries of a material nature by, or disagreements or disputes with, any Governmental Authority with respect to First South’s or any of First South’s Subsidiaries’ business, operations, policies, or procedures since its inception, and (C) is not any pending or, to First South’s Knowledge, threatened, nor has any Governmental Authority indicated an intention to conduct, any investigation or review (other than regular or routine examinations or inspections) of it or any of its Subsidiaries.

(v)                None of the First South Entities nor, to the Knowledge of First South, any of its directors, officers, employees, or Representatives acting on its behalf has offered, paid, or agreed to pay any Person, including any Government Authority, directly or indirectly, any thing of value for the purpose of, or with the intent of obtaining or retaining any business in violation of applicable Laws, including (1) using any corporate funds for any unlawful contribution, gift, entertainment, or other unlawful expense relating to political activity, (2) making any direct or indirect unlawful payment to any foreign or domestic government official or employee from corporate funds, (3) violating any provision of the Foreign Corrupt Practices Act of 1977, as amended, or (4) making any bribe, rebate, payoff, influence payment, kickback, or other unlawful payment.

(vi)              Each First South Entity has complied in all material respects with all requirements of Law under the Bank Secrecy Act and the USA Patriot Act, and each First South Entity has timely filed all reports of suspicious activity, including those required under 12 C.F.R. § 353.3.

(vii)            Each First South Entity’s collection and use of individually identifiable personal information (“IIPI”) to an identifiable or identified natural person complies in all material respects with the Fair Credit Reporting Act and the Gramm-Leach-Bliley Act.

4.14	Labor Relations.

(a)                No First South Entity is the subject of any Litigation asserting that it or any other First South Entity has committed an unfair labor practice (within the meaning of the National Labor Relations Act or comparable state Law) or other violation of state or federal labor Law or seeking to compel it or any other First South Entity to bargain with any labor organization or other employee representative as to wages or conditions of employment, nor is any First South Entity party to any collective bargaining agreement or subject to any bargaining order, injunction, or other Order relating to any First South Entity’s relationship or dealings with its employees, any labor organization or any other employee representative. There is no strike, slowdown, lockout, or other similar job action or labor dispute involving any First South Entity pending or, to the Knowledge of First South, threatened, and there have been no such actions or disputes in the past five years. To First South’s Knowledge, there has not been any attempt by any First South Entity employees or any labor organization or other employee representative to organize or certify a collective bargaining unit or to engage in any other union organization activity with respect to the workforce of any First South Entity.

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(b)                Except as disclosed in Section 4.14(b) of the First South Disclosure Memorandum, the employment of each employee and the engagement of each independent contractor of each First South Entity is terminable at will by the relevant First South Entity without (i) any penalty, liability, or severance obligation incurred by any First South Entity, (ii) and in all cases without prior consent by any Governmental Authority. No First South Entity will owe any amounts to any of its employees or independent contractors as of the Closing Date, including any amounts incurred for wages, bonuses, vacation pay, sick leave, contract notice periods, change of control payments, or severance obligations that have not been properly accrued for or otherwise recorded in the books and records of First South.

(c)                To First South’s Knowledge, all of the employees employed by First South and First South Bank in the United States are either United States citizens or are legally eligible to work in the United States under the Immigration Reform and Control Act of 1986, as amended, other United States immigration Laws and the Laws related to the employment of non-United States citizens applicable in the state in which the employees are employed.

(d)                Within the 90 days prior to the Effective Date, no First South Entity has effectuated (i) a “plant closing” (as defined in the Worker Adjustment and Retraining Notification Act (the “WARN Act”)) affecting a single site of employment or one or more facilities or operating units within a single site of employment of any First South Entity; or (ii) a “mass layoff” (as defined in the WARN Act) affecting a single site of employment of any First South Entity; and no First South Entity has been affected by any layoffs or employment losses sufficient in number to trigger application of any similar state or local Law.

(e)                Section 4.14(e) of the First South Disclosure Memorandum contains a list of all individuals who are independent contractors of each First South Entity (separately listed by First South Entity) and each such individual meets the standard for an independent contractor under all Laws (including Treasury Regulations under the Code and federal and state labor and employment Laws) and no such Person is an employee of any First South Entity under any applicable Law.

4.15	Employee Benefit Plans.

(a)                First South has disclosed in Section 4.15(a) of the First South Disclosure Memorandum, and has delivered or made available to Carolina Financial prior to the execution of this Agreement, (i) copies of each Employee Benefit Plan currently adopted, maintained by, sponsored in whole or in part by, or contributed or required to be contributed to by any First South Entity or any ERISA Affiliate thereof for the benefit of employees, former employees, retirees, directors, independent contractors, or their respective dependents, spouses, or other beneficiaries or under which employees, retirees, former employees, directors, independent contractors, or their respective dependents, spouses, or other beneficiaries are eligible to participate (each, a “First South Benefit Plan,” and collectively, the “First South Benefit Plans”) and (ii) a list of each Employee Benefit Plan that is not identified in (i) above and in connection with which any First South Entity or any ERISA Affiliate thereof has or reasonably could have any obligation or Liability. Any of the First South Benefit Plans which is an “employee pension benefit plan,” as that term is defined in ERISA Section 3(2), is referred to herein as a “First South ERISA Plan.”

(b)                First South has delivered or made available to Carolina Financial prior to the execution of this Agreement (i) all trust agreements or other funding arrangements for all Employee Benefit Plans, (ii) all determination letters, rulings, opinion letters, information letters, or advisory opinions issued by the United States Internal Revenue Service (“IRS”), the United States Department of Labor (“DOL”) or the Pension Benefit Guaranty Corporation (“PBGC”) during this calendar year or any of the preceding three calendar years, (iii) any filing or documentation (whether or not filed with the IRS) where corrective action was taken in connection with the IRS EPCRS program set forth in Revenue Procedure 2013-12, as modified (or its predecessor or successor rulings), (iv) annual reports or returns, audited or unaudited financial statements, actuarial reports, and valuations prepared for any Employee Benefit Plan for the current plan year and the three preceding plan years, (v) the most recent summary plan descriptions for each First South Benefit Plan and any material modifications thereto, and (vi) all material correspondence from or to the IRS, DOL, or PBGC regarding any First South Benefit Plan received or sent during this calendar year or any of the preceding three calendar years.

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(c)                Each First South Benefit Plan is in material compliance with the terms of such First South Benefit Plan, in material compliance with the applicable requirements of the Code, in material compliance with the applicable requirements of ERISA, and in material compliance with any and all other applicable Laws. Each First South ERISA Plan which is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter or opinion from the IRS or, in the alternative, appropriately relies upon a favorable opinion letter or advisory letter issued to a prototype plan or volume submitter under which the First South ERISA Plan has been adopted and First South is not aware of any circumstances likely to result in revocation of any such favorable determination letter. First South has not received any communication (written or unwritten) from any Governmental Authority questioning or challenging the compliance of any First South Benefit Plan with applicable Laws. No First South Benefit Plan is currently being audited by any Governmental Authority for compliance with applicable Laws or has been audited with a determination by any Governmental Authority that the First South Benefit Plan failed to comply with applicable Laws.

(d)                There has been no material written or, to the First South’s Knowledge, oral representation or communication with respect to any aspect of the First South Benefit Plans made to employees of the First South which is not in all material respects in accordance with the written or otherwise preexisting terms and provisions of such plans. Neither First South nor, to the Knowledge of First South, any administrator or fiduciary of any First South Benefit Plan (or any agent of any of the foregoing) has engaged in any transaction, or acted or failed to act in any manner, which could subject First South or Carolina Financial to any direct or indirect Liability (by indemnity or otherwise) for breach of any fiduciary, co-fiduciary, or other duty under ERISA. There are no unresolved claims or disputes under the terms of, or in connection with, the First South Benefit Plans other than claims for benefits which are payable in the ordinary course of business and no action, proceeding, prosecution, inquiry, hearing, or investigation has been commenced with respect to any First South Benefit Plan other than routine claims for benefits.

(e)                All First South Benefit Plan documents and annual reports or returns, audited or unaudited financial statements, actuarial valuations, summary annual reports, and summary plan descriptions issued with respect to the First South Benefit Plans are correct and complete in all material respects, and to the extent applicable, have been timely filed with the IRS or the DOL, and distributed to participants of the First South Benefit Plans (to the extent required by Law), and there have been no material misstatements or omissions in the information set forth therein.

(f)                 To the First South’s Knowledge, no “Party in Interest” (as defined in ERISA Section 3(14)) or “Disqualified Person” (as defined in Code Section 4975(e)(2)) of any First South Benefit Plan has engaged in any nonexempt “Prohibited Transaction” (described in Code Section 4975(c) or ERISA Section 406).

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(g)                No First South Entity nor any of its ERISA Affiliates has, or ever has had, any obligation or Liability in connection with, any plan that is or was subject to Code Section 412 or ERISA Section 302 or Title IV of ERISA.

(h)                No material Liability under Title IV of ERISA has been or is expected to be incurred by any First South Entity or any ERISA Affiliate thereof, and no event has occurred that could reasonably result in Liability under Title IV of ERISA being incurred by any First South Entity or any ERISA Affiliate thereof with respect to any ongoing, frozen, terminated, or other single-employer plan of any First South Entity or the single-employer plan of any ERISA Affiliate. Except as may arise in connection with the transactions contemplated by this Agreement, there has been no “reportable event,” within the meaning of ERISA Section 4043, for which the 30-day reporting requirement has not been waived by any ongoing, frozen, terminated, or other single-employer plan of First South or of an ERISA Affiliate.

(i)                 Except as required under Part 6 of ERISA or Code Section 4980B, no First South Entity has any material Liability or obligation for retiree or post-termination of employment or services health or life benefits under any of the First South Benefit Plans, or other plan or arrangement, and there are no restrictions on the rights of such First South Entity to amend or terminate any and all such retiree or post-termination of employment or services health or benefit plans or arrangements without incurring any Liability. No Tax under Code Sections 4980B or 5000 has been incurred with respect to any First South Benefit Plan, or other plan or arrangement, and no circumstance exists which could give rise to such Taxes.

(j)                 Except as disclosed in Section 4.15(j) of the First South Disclosure Memorandum, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (i) result in any payment for or related to individual services (including severance, unemployment compensation, “excess parachute payment” as defined under Code Section 280G, or otherwise) becoming due from any First South Entity to any employee, officer, director or independent contractor under any First South Benefit Plan or otherwise, (ii) increase any benefits otherwise payable under any First South Benefit Plan, or (iii) result in any acceleration of the time of payment or vesting of any such benefit, or any benefit under any life insurance owned by any First South Entity or the rights of any First South Entity in, to or under any insurance on the life of any current or former officer, director, or employee of any First South Entity, or change any rights or obligations of any First South Entity with respect to such insurance.

(k)                Section 4.15(k) of the First South Disclosure Memorandum sets forth preliminary calculations, based on assumptions set forth therein, of the following: (i) the amount of all payments and benefits to which each individual set forth on such First South Disclosure Memorandum is entitled to receive, pursuant to all employment, salary continuation, bonus, change in control, and all other agreements, plans and arrangements, in connection with a termination of employment before or following, or otherwise in connection with or contingent upon, the transactions contemplated under this Agreement (for the avoidance of doubt, excluding payments or benefits in respect of vested equity awards) (each such total amount in respect of each such individual, the “Change in Control Benefit”), other than the payment any such individual shall otherwise be entitled to receive as a gross-up payment in respect of any excise tax imposed on the individual pursuant to Section 4999 of the Code as calculated pursuant to the applicable agreement (any each such payment, a “Gross-Up Payment”); (ii) the amount of any Gross-Up Payment payable to each such individual; and (iii) the aggregate amount of all Change in Control Benefits and Gross-Up Payments.

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(l)                 No First South Benefit Plan is or has been funded by, associated with, or related to a “voluntary employee’s beneficiary association” within the meaning of Section 501(c)(9) of the Code, a “welfare benefit fund” within the meaning of Section 419 of the Code, a “qualified asset account” within the meaning of Section 419A of the Code or a “multiple employer welfare arrangement” within the meaning of Section 3(40) of ERISA. The actuarial present values of all accrued deferred compensation entitlements (including entitlements under any executive compensation, supplemental retirement, or employment agreement) of employees and former employees of any First South Entity and their respective beneficiaries, other than entitlements accrued pursuant to funded retirement plans, whether or not subject to the provisions of Code Section 412 or ERISA Section 302, have been fully reflected on the First South Financial Statements in all material respects to the extent required by and in accordance with GAAP.

(m)              Each First South Benefit Plan that is a “nonqualified deferred compensation plan” (within the meaning of Section 409A of the Code) has been operated in compliance with Section 409A of the Code and the guidance issued by the IRS with respect to such plans or is not required to comply therewith due to its grandfathered status under Section 409A of the Code.

(n)                All individuals who render services to any First South Entity and who are authorized to participate in a First South Benefit Plan pursuant to the terms of such First South Benefit Plan are in fact eligible to and authorized to participate in such First South Benefit Plan. All First South Entities have, for purposes of the First South Benefit Plans and all other purposes, correctly classified all individuals performing services for such First South Entity as common law employees, independent contractors or agents, as applicable.

(o)                Neither the First South nor any of its ERISA Affiliates has had an “obligation to contribute” (as defined in ERISA Section 4212) to, or other obligations or Liability in connection with, a “multiemployer plan” (as defined in ERISA Sections 4001(a)(3) or 3(37)(A)) or any employee pension benefit plan within the meaning of ERISA Section 3(2) that is subject to Section 412 of the Code or Section 302 of ERISA or a multiple employer plan within the meaning of Section 413(c) of the Code or ERISA Sections 4063, 4064 or 4066.

(p)                There are no payments or changes in terms due to any insured person as a result of this Agreement, the Merger or the transactions contemplated herein, under any bank-owned, corporate-owned split dollar life insurance, other life insurance, or similar arrangement or Contract, and the Successor Corporation shall, upon and after the Effective Time, succeed to and have all the rights in, to and under such life insurance Contracts as First South presently holds. Each First South Entity will, upon the execution and delivery of this Agreement, and will continue to have, notwithstanding this Agreement or the consummation of the transaction contemplated hereby, all ownership rights and interest in all corporate or bank-owned life insurance.

(q)                Each First South ERISA Plan that is intended to qualify under Section 401(a) of the Code so qualifies, and its related trust is tax exempt under Section 501(a) of the Code, and no event has occurred and no condition exists that could reasonably be expected to cause the loss of such qualified or tax exempt status.

(r)                 Each First South Benefit Plan may be amended or terminated by First South without the consent of any Person.

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(s)                 Except as disclosed in Section 4.15(t) of the First South Disclosure Memorandum, no First South Benefit Plan that is described in ERISA Section 3(2) is involved or connected with any fund or other investment that has or involves any early termination, market value adjustment or other similar fee, payment requirement, or other charge.

(t)                 Other than agreements identified in Section 4.16(a) of the First South Disclosure Memorandum, no First South Benefit Plan, or other plan or arrangement, is subject to any requirement of Section 409A(a)(2), (3), or (4) of the Code.

(u)                Other than the First South Benefit Plans identified in Section 4.15(a) of the First South Disclosure Memorandum, no First South Benefit Plan provides for the potential issuance of equity compensation.

(v)                No event has occurred or condition exists that could subject the First South or any of its ERISA Affiliates to Liability (whether direct or indirect, contingent or otherwise) on account of a violation of the health care requirements of Part 6 or 7 of Title I of ERISA or Section 4980B or 4980D of the Code.

(w)              Each group health plan sponsored, maintained or contributed to by the First South or any of its ERISA Affiliates (or to which the First South or any of its ERISA Affiliates is obligated to contribute or otherwise has any liability or contingent liability) satisfies the requirements of the Patient Protection and Affordable Care Act and the regulations and guidance issued thereunder (“PPACA”), such that there is no Tax or penalty that could be imposed pursuant to the PPACA that relates to such group health plan. No condition exists that could cause the First South or any of its ERISA Affiliates to incur Liability for any assessable payment under Section 4980H of the Code.

4.16	Material Contracts.

(a)                Except as reflected in the First South Financial Statements, disclosed in First South Exchange Act Reports or otherwise disclosed in Section 4.16(a) of the First South Disclosure Memorandum, as of the date of this Agreement, none of the First South Entities, nor any of their respective Assets, businesses, or operations, is a party to, or is bound or affected by, or receives benefits under, (i) any employment, bonus, severance, termination, consulting, or retirement Contract providing for aggregate payments to any Person in any calendar year in excess of $25,000, (ii) any Contract relating to the borrowing of money by any First South Entity or the guarantee by any First South Entity of any such obligation (other than Contracts evidencing the creation of deposit liabilities, endorsements or guarantees in connection with presentation of items for collection, purchases of federal funds, advances from the Federal Reserve or Federal Home Loan Bank, entry into repurchase agreements fully secured by U.S. government securities or U.S. government agency securities, advances of depository institution Subsidiaries incurred in the ordinary course of First South’s business, and trade payables and Contracts relating to borrowings or guarantees made in the ordinary course of First South’s business), (iii) any Contract which prohibits or restricts any First South Entity or any personnel of a First South Entity from engaging in any business activities in any geographic area, line of business or otherwise in competition with any other Person, (iv) any Contract involving Intellectual Property (other than Contracts entered into in the ordinary course with vendors or customers or “shrink-wrap” software licenses), (v) any Contract relating to the provision of data processing, network communication, or other technical services to or by any First South Entity, (vi) any Contract relating to the purchase or sale of any goods or services (other than Contracts entered into in the ordinary course of business and involving payments under any individual Contract or series of contracts not in excess of $25,000), (vii) any exchange-traded or over-the-counter swap, forward, future, option, cap, floor, or collar financial Contract, or any other interest rate or foreign currency protection Contract or any Contract that is a combination thereof not included on its balance sheet, and (viii) any other Contract that would be required to be filed as an exhibit to a Form 10-K filed by First South as of the date of this Agreement pursuant to the reporting requirements of the Exchange Act (together with all Contracts referred to in Sections 4.11 and 4.15(a), the “First South Contracts”).

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(b)                With respect to each First South Contract, (i) the Contract is in full force and effect; (ii) no First South Entity is in material Default thereunder; (iii) no First South Entity has repudiated or waived any material provision of any such Contract; (iv) no other party to any such Contract is, to First South’s Knowledge, in Default in any respect or has repudiated or waived any material provision thereunder; and (v) no consent which has not been or will not be obtained is required by a Contract for the execution, delivery, or performance of this Agreement, the consummation of the Merger or the other transactions contemplated hereby. Section 4.16(b) of the First South Disclosure Memorandum lists every consent required by any Contract involving an amount in excess of $100,000. All of the indebtedness of any First South Entity for money borrowed (other than deposit liabilities, purchases of federal funds, advances from the Federal Reserve or Federal Home Loan Bank, repurchase agreements fully secured by U.S. government securities or U.S. government agency securities, advances of depository institution Subsidiaries incurred in the ordinary course of First South’s business, and trade payables and Contracts relating to borrowings or guarantees made in the ordinary course of First South’s business) is prepayable at any time by such First South Entity without penalty, premium or charge.

4.17	Privacy of Customer Information.

(a)             For the purposes contemplated by this Agreement, each First South Entity has valid rights to use and transfer to Carolina Financial and to CresCom Bank all IIPI relating to customers, former customers, and prospective customers that will be transferred pursuant to this Agreement.

(b)             Each First South Entity’s collection and use of such IIPI and the transfer of such IIPI to Carolina Financial or CresCom Bank complies in all material respects with First South’s Gramm-Leach-Bliley Act privacy notice, the Gramm-Leach-Bliley Act, and the Fair Credit Reporting Act.

4.18	Legal Proceedings.

Except as disclosed in Section 4.18 of the First South Disclosure Memorandum, there is no Litigation instituted or pending, or, to the Knowledge of First South, threatened (or unasserted but considered probable of assertion) against any First South Entity, or to First South’s Knowledge, against any director, officer, employee, or agent of any First South Entity in their capacities as such or with respect to any service to or on behalf of any First South Benefit Plan or any other Person at the request of the First South Entity or First South Benefit Plan, or against any Asset, interest, or right of any of them, nor are there any Orders or judgments outstanding against any First South Entity. No claim for indemnity has been made or, to First South’s Knowledge, threatened by any director, officer, employee, independent contractor, or agent to any First South Entity and to the Knowledge of First South, no basis for any such claim exists.

4.19	Reports.

Except for immaterial late filings, since December 31, 2013, each First South Entity has timely filed all reports and statements, together with any amendments required to be made with respect thereto, that it was required to file with Governmental Authorities. As of their respective dates, each of such reports and documents, including the financial statements, exhibits, and schedules thereto, complied in all material respects with all applicable Laws. As of their respective dates, such reports and documents did not, in all material respects, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading.

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4.20	Internal Control.

First South’s internal control over financial reporting is effective to provide reasonable assurance regarding the reliability of First South’s financial reporting and the preparation of First South financial statements for external purposes in accordance with GAAP. First South’s internal control over financial reporting is effective to provide reasonable assurance (i) regarding the maintenance of records, that in reasonable detail, accurately and fairly reflect the transactions and disposition of First South’s consolidated Assets; (ii) that transactions are recorded as necessary to permit the preparation of First South’s financial statements in accordance with GAAP and that receipts and expenditures are being made only in accordance with the authorizations of ’s management and directors; and (iii) regarding prevention or timely detection of unauthorized acquisition, use or disposition of First South’s consolidated Assets that could have a material impact on First South’s financial statements.

4.21	Loans to, and Transactions with, Executive Officers and Directors.

No First South Entity has, since December 31, 2013, extended or maintained credit, arranged for the extension of credit, or renewed an extension of credit, in the form of a personal loan to or for any director or executive officer (or equivalent thereof) of any First South Entity, except as permitted by Section 13(k) of the Exchange Act and Federal Reserve Regulation O. Section 4.21 of the First South Disclosure Memorandum sets forth a list of all Loans as of the date hereof by the First South Entities to any directors, executive officers and principal shareholders (as such terms are defined in Regulation O of the Federal Reserve (12 C.F.R. Part 215)) of First South or any First South Entity. There are no employee, officer, director or other affiliate Loans on which the borrower is paying a rate other than that reflected in the note or other relevant credit or security agreement or on which the borrower is paying a rate which was below market rate for similar loans to similarly situated borrowers at the time the Loan was originated. All such Loans are and were originated in compliance in all material respects with all applicable laws. No director or executive officer of First South or any First South Entity, or any “associate” (as such term is defined in Rule 14a-1 under the Exchange Act) or related interest of any such Person, has any interest in any contract or property (real or personal, tangible or intangible), used in, or pertaining to, the business of First South or any First South Entity.

4.22	Approvals.

No First South Entity nor, to the Knowledge of First South, any Affiliate thereof, has taken or agreed to take any action or has any Knowledge of any fact or circumstance that is reasonably likely to materially impede or delay receipt of any required Consents or result in the imposition of a condition or restriction of the type referred to in the last sentence of Section 8.1(b). No First South Entity is subject to any cease-and-desist or other order or enforcement action issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or has been ordered to pay any civil penalty by, or is a recipient of any supervisory letter from, or has adopted any board resolutions at the request or suggestion of any Regulatory Authority or other Governmental Authority that restricts the conduct of its business or that relates to its capital adequacy, its ability to pay dividends, its credit or risk management policies, its management or its business (any such agreement, memorandum of understanding, letter, undertaking, order, directive or resolutions, whether or not set forth in the First South Disclosure Memorandum, a “First South Regulatory Agreement”), nor are there any pending or, to the Knowledge of First South, threatened regulatory investigations or other actions by any Regulatory Authority or other Governmental Authority that could reasonably be expected to lead to the issuance of any such First South Regulatory Agreement.

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4.23	Brokers and Finders; Opinion of Financial Advisor.

Except for the First South Financial Advisor, neither First South nor any First South Entity, or any of their respective officers, directors, employees, or Representatives, has employed any broker, finder, or investment banker or incurred any Liability for any financial advisory fees, investment bankers fees, brokerage fees, commissions, or finder’s or other such fees in connection with this Agreement or the transactions contemplated hereby. Section 4.23 of the First South Disclosure Memorandum lists the fees and expenses that are currently owed to the First South Financial Advisor and that will be owed to the First South Financial Advisor as a result of transactions contemplated by this Agreement. First South has received the written opinion of the First South Financial Advisor, dated as of the date of this Agreement, to the effect that the Exchange Ratio is fair, from a financial point of view, to the holders of First South Common Stock, a signed copy of which has been or will be delivered to Carolina Financial.

4.24	Board Recommendation.

The First South’s Board, at a meeting duly called and held, has by unanimous vote of the directors present (i) adopted this Agreement and approved the transactions contemplated hereby, including the Merger and the transactions contemplated hereby and thereby, and has determined that, taken together, they are fair to and in the best interests of the First South’s shareholders, and (ii) resolved, subject to the terms of this Agreement, to recommend that the holders of the shares of First South Common Stock approve this Agreement, the Merger, and the related transactions and to call and hold a meeting of First South’s shareholders at which this Agreement, the Merger, and the related transactions shall be submitted to the holders of the shares of First South Common Stock for approval.

4.25	Statements True and Correct.

(a)                No statement, certificate, instrument, or other writing furnished or to be furnished by any First South Entity or any Affiliate thereof to Carolina Financial pursuant to this Agreement or any other document, agreement, or instrument referred to herein contains or will contain any untrue statement of material fact or will omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b)                None of the information supplied or to be supplied by any First South Entity or any Affiliate thereof for inclusion in the Registration Statement to be filed by Carolina Financial with the SEC in connection with the Merger will (after taking into account any supplemental or amended information provided prior to approval), when the Registration Statement is declared effective by the SEC, be false or misleading with respect to any material fact, or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. None of the information supplied or to be supplied by the First South Entity or any Affiliate thereof for inclusion in any final Joint Proxy Statement/Prospectus to be mailed to the shareholders of First South and the stockholders of Carolina Financial in connection with First South’s Shareholders’ Meeting and Carolina Financial’s Stockholders’ Meeting, and any other documents to be filed by any First South Entity or any Affiliate thereof with any Regulatory Authority in connection with the transactions contemplated hereby, will, (after taking into account any supplemental or amended information provided prior to filing, mailing, or the date of First South’s Shareholders’ Meeting or the Carolina Financial Stockholders’ Meeting, as applicable) at the respective time such documents are filed, and with respect to any Joint Proxy Statement/Prospectus, when first mailed to the shareholders of First South and the stockholders of Carolina Financial be false or misleading with respect to any material fact, or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, or, in the case of the Joint Proxy Statement/Prospectus or any amendment thereof or supplement thereto, at the time of First South’s Shareholders’ Meeting and the Carolina Financial Stockholders’ Meeting be false or misleading with respect to any material fact, or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of any proxies for each meeting.

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(c)                All documents that any First South Entity or any Affiliate thereof is responsible for filing with any Governmental Authority in connection with the transactions contemplated hereby will comply as to form in all material respects with the provisions of applicable Law.

4.26	Delivery of First South Disclosure Memorandum.

First South has delivered to Carolina Financial a complete First South Disclosure Memorandum.

4.27           No Additional Representations.

Except for the representations and warranties specifically set forth in Article 4 of this Agreement, neither First South nor any of its Affiliates or Representatives, nor any other Person, makes or shall be deemed to make any representation or warranty to Carolina Financial, express or implied, at law or in equity, with respect to the transactions contemplated hereby, and First South hereby disclaims any such representation or warranty by First South or any of its officers, directors, employees, agents, or representatives, or any other person.

Article 5
REPRESENTATIONS AND WARRANTIES OF CAROLINA FINANCIAL

Carolina Financial hereby represents and warrants to First South as follows:

5.1	Organization, Standing, and Power.

Carolina Financial is a corporation duly organized, validly existing, and in good standing under the Laws of the State of Delaware and is a bank holding company within the meaning of the BHCA. CresCom Bank is a South Carolina state bank, duly organized, validly existing and in good standing under the laws of the State of South Carolina. Each of Carolina Financial and CresCom Bank has the corporate power and authority to carry on its business as now conducted and to own, lease, and operate its Assets. Each of Carolina Financial and CresCom Bank is duly qualified or licensed to transact business as a foreign corporation in good standing in the states of the United States and foreign jurisdictions where the character of its Assets or the nature or conduct of its business requires it to be so qualified or licensed, except for such jurisdictions in which the failure to be so qualified or licensed is not reasonably likely to have, individually or in the aggregate, a Carolina Financial Material Adverse Effect. The minute book and other organizational documents for each of Carolina Financial and CresCom Bank (including any and all amendments thereto) have been made available to First South for its review and are complete and accurate as in effect as of the date of this Agreement and accurately reflect in all material respects all amendments thereto and all proceedings of the respective Board of Directors (including any committees of the Board of Directors) and stockholders thereof. CresCom Bank is an “insured institution” as defined in the Federal Deposit Insurance Act and applicable regulations thereunder, and the deposits held by CresCom Bank are insured up to applicable limits by the FDIC’s Deposit Insurance Fund.

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5.2	Authority; No Breach by Agreement.

(a)                Carolina Financial has the corporate power and authority necessary to execute, deliver, and, other than with respect to the Merger, perform this Agreement and with respect to the Merger, upon the approval of the Merger, including any necessary approvals referred to in Sections 8.1(b) and 8.1(c) and by Carolina Financial’s stockholders in accordance with Section 8.1(a) of this Agreement, the DGCL, and the rules and regulations of the NASDAQ Stock Market, to perform its obligations under this Agreement and to consummate the transactions contemplated hereby. The execution, delivery, and performance of this Agreement and the consummation of the transactions contemplated herein, including the Merger, have been duly and validly authorized by all necessary corporate action in respect thereof on the part of Carolina Financial, subject to the approval of this Agreement by (i) the holders of a majority of the outstanding shares of Carolina Financial Common Stock entitled to vote thereon of this Agreement and the transactions contemplated hereby, and (ii) the holders of a majority of the total votes cast thereon on the issuance of the Merger Consideration, which are the only Carolina Financial stockholder votes required for approval of this Agreement and consummation of the Merger and the issuance of the Merger Consideration (collectively, the “Requisite Carolina Financial Stockholder Votes”). Subject to any necessary approvals referred to in Sections 8.1(b) and 8.1(c) and by such Requisite Carolina Financial Stockholder Votes, this Agreement represents a legal, valid, and binding obligation of Carolina Financial, enforceable against Carolina Financial in accordance with its terms (except in all cases as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, or similar Laws affecting the enforcement of creditors’ rights generally and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceeding may be brought).

(b)                Neither the execution and delivery of this Agreement by Carolina Financial, nor the consummation by Carolina Financial and CresCom Bank of the transactions contemplated hereby, nor compliance by Carolina Financial and CresCom Bank with any of the provisions hereof, will (i) assuming the Requisite Carolina Financial Stockholder Votes, conflict with or result in a breach of any provision of Carolina Financial’s Certificate of Incorporation or Bylaws or the Articles of Incorporation or Bylaws of any Carolina Financial Subsidiary or any resolution adopted by the Board of Directors or the shareholders of any Carolina Financial Entity, or (ii) constitute or result in a Default under, or require any Consent pursuant to, or result in the creation of any Lien on any material Asset of any Carolina Financial Entity under, any material Contract or material Permit of any Carolina Financial Entity or, (iii) subject to receipt of the requisite Consents referred to in Section 8.1(b), constitute or result in a Default under, or require any Consent pursuant to, any Law or Order applicable to any Carolina Financial Entity or any of their respective material Assets (including any Carolina Financial Entity becoming subject to or liable for the payment of any Tax on any of the Assets owned by any Carolina Financial Entity being reassessed or revalued by any Regulatory Authority).

(c)                Except for (a) the filing of applications and notices with, and approval of such applications and notices from, the Federal Reserve, the FDIC, the South Carolina Board of Financial Institutions and North Carolina Commissioner of Banks, (b) the filing of any other required applications, filings, or notices with any other federal or state banking, insurance or other regulatory or self-regulatory authorities or any courts, administrative agencies or commissions or other Governmental Authorities and approval of or non-objection to such applications, filings and notices, (c) the filing with the SEC of the Registration Statement in which the Joint Proxy Statement/Prospectus will be included, and the declaration of effectiveness of the Registration Statement, (d) the filing of the Certificate of Merger and the Articles of Merger, (e) any consents, authorizations, approvals, filings or exemptions in connection with compliance with the applicable provisions of federal and state securities laws relating to the regulation of broker-dealers, investment advisers or transfer agents, and federal commodities laws relating to the regulation of futures commission merchants and the rules and regulations thereunder and of any applicable industry self-regulatory organization, and the rules and regulations of the NASDAQ Stock Market, or that are required under consumer finance, mortgage banking and other similar laws, and (f) notices or filings under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, if any, no consents or approvals of or filings or registrations with any Governmental Authority are necessary in connection with the consummation by Carolina Financial of the Merger and the other transactions contemplated by this Agreement. No consents or approvals of or filings or registrations with any Governmental Authority are necessary in connection with the execution and delivery by Carolina Financial of this Agreement.

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5.3	Capital Stock.

The authorized capital stock of Carolina Financial consists of 25,000,000 shares of Carolina Financial Common Stock, of which 16,194,786 shares are issued and outstanding as of the date of this Agreement, and 1,000,000 shares of Carolina Financial preferred stock, of which no shares are issued and outstanding as of the date of this Agreement. All of the issued and outstanding shares of capital stock of Carolina Financial are duly and validly issued and outstanding and are fully paid and nonassessable. Carolina Financial Common Stock is listed for trading and quotation on the Nasdaq Capital Market. None of the outstanding shares of capital stock of Carolina Financial has been issued in violation of any preemptive rights of the current or past stockholders of Carolina Financial. The shares of Carolina Financial Common Stock to be issued in the Merger will be (i) duly authorized, validly issued, fully paid and nonassessable; (ii) registered under the Securities Act; and (iii) listed for trading and quotation on the Nasdaq Capital Market.

5.4	Carolina Financial Subsidiaries

Carolina Financial has no Subsidiaries except as set forth in the Carolina Financial Exchange Act Reports, and Carolina Financial owns all of the equity interests in each of its Subsidiaries. No capital stock (or other equity interest) of any such Subsidiary is or may become required to be issued (other than to another Carolina Financial Entity) by reason of any Rights, and there are no Contracts by which any such Subsidiary is bound to issue (other than to another Carolina Financial Entity) additional shares of its capital stock (or other equity interests) or Rights or by which any Carolina Financial Entity is or may be bound to transfer any shares of the capital stock (or other equity interests) of any such Subsidiary (other than to another Carolina Financial Entity). There are no Contracts relating to the rights of any Carolina Financial Entity to vote or to dispose of any shares of the capital stock (or other equity interests) of any such Subsidiary. All of the shares of capital stock (or other equity interests) of each Subsidiary are fully paid and nonassessable and are owned directly or indirectly by Carolina Financial free and clear of any Lien.

5.5	Exchange Act Filings; Offer and Sale of Securities; Financial Statements.

(a)                Carolina Financial has timely filed and made available to First South all Exchange Act Documents required to be filed by Carolina Financial since December 31, 2014 (together with all such Exchange Act Documents filed, whether or not required to be filed, the “Carolina Financial Exchange Act Reports”). The Carolina Financial Exchange Act Reports (i) at the time filed (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing), complied in all material respects with the applicable requirements of the Securities Laws and other applicable Laws and (ii) did not, at the time they were filed (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such amended or subsequent filing or, in the case of registration statements, at the effective date thereof) contain any untrue statement of a material fact or omit to state a material fact required to be stated in such Carolina Financial Exchange Act Reports or necessary in order to make the statements in such Carolina Financial Exchange Act Reports, in light of the circumstances under which they were made, not misleading. No Carolina Financial Subsidiary is required to file any Exchange Act Documents. Each offering or sale of securities by Carolina Financial (i) was either registered under the Securities Act or made pursuant to a valid exemption from registration, (ii) complied in all material respects with the applicable requirements of the Securities Laws and other applicable Laws, except for immaterial late “blue sky” filings, including disclosure and broker/dealer registration requirements, and (iii) was made pursuant to offering documents which did not, at the time of the offering (or, in the case of registration statements, at the effective date thereof) contain any untrue statement of a material fact or omit to state a material fact required to be stated in the offering documents or necessary in order to make the statements in such documents, in light of the circumstances under which they were made, not misleading. Carolina Financial’s principal executive officer and principal financial officer have made the certifications required by Sections 302 and 906 of the Sarbanes-Oxley Act and the rules and regulations of the Exchange Act thereunder with respect to the Carolina Financial Exchange Act Reports to the extent such rules or regulations applied at the time of the filing. For purposes of the preceding sentence, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in the Sarbanes-Oxley Act. Such certifications contain no qualifications or exceptions to the matters certified therein and have not been modified or withdrawn; and neither Carolina Financial nor any of its officers has received notice from any Regulatory Authority questioning or challenging the accuracy, completeness, content, form, or manner of filing or submission of such certifications.

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(b)                Each of the Carolina Financial Financial Statements (including, in each case, any related notes) contained in the Carolina Financial Exchange Act Reports, including any Carolina Financial Exchange Act Reports filed after the date of this Agreement until the Effective Time, complied, or will comply, as to form in all material respects with the applicable published rules and regulations of the Exchange Act with respect thereto, was, or will be, prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes to such financial statements or, in the case of unaudited interim statements, as permitted by Form 10-Q of the Exchange Act), fairly presented in accordance with GAAP the consolidated financial position of Carolina Financial and its Subsidiaries as at the respective dates and the consolidated results of operations and cash flows for the periods indicated, including the fair values of the assets and liabilities shown therein, except that the unaudited interim financial statements were or are subject to normal and recurring year-end adjustments which were not or are not expected to be material in amount or effect. The Carolina Financial Financial Statements are certified to the extent required by the Sarbanes-Oxley Act.

(c)                Carolina Financial’s independent public accountants, which have expressed their opinion with respect to the Financial Statements of Carolina Financial and its Subsidiaries whether or not included in Carolina Financial’s Exchange Act Reports (including the related notes), are and have been throughout the periods covered by such Financial Statements (x) a registered public accounting firm (as defined in Section 2(a)(12) of the Sarbanes-Oxley Act) (to the extent applicable during such period), (y) “independent” with respect to Carolina Financial within the meaning of Regulation S-X and, (z) with respect to Carolina Financial, in compliance with subsections (g) through (l) of Section 10A of the Exchange Act and related Securities Laws. Carolina Financial’s independent public accountants have audited Carolina Financial’s year-end financial statements, and have reviewed Carolina Financial’s interim financial statements that are included in the Financial Statements of Carolina Financial in accordance with Public Company Accounting Oversight Board Auditing Standard No. 4105.

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(d)                Carolina Financial maintains disclosure controls and procedures required by Rule 13a-15 or 15d-15 under the Exchange Act; such controls and procedures are effective to ensure that all material information concerning Carolina Financial is made known on a timely basis to the individuals responsible for the preparation of Carolina Financial’s Exchange Act Documents.

5.6	Absence of Undisclosed Liabilities.

Neither Carolina Financial nor any of its Subsidiaries has incurred any liability or obligation of any nature whatsoever (whether absolute, accrued, contingent, determined, determinable, or otherwise and whether due or to become due), except for (i) those liabilities that are reflected or reserved against on the consolidated balance sheet of Carolina Financial included in its Annual Report on Form 10-K for the year ended December 31, 2016 (including any notes thereto), (ii) liabilities incurred in the ordinary course of business consistent in nature and amount with past practice since December 31, 2016, or (iii) liabilities incurred in connection with this Agreement and the transactions contemplated hereby. Neither Carolina Financial nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract or arrangement (including any Contract or arrangement relating to any transaction or relationship between or among Carolina Financial and any of its Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off-balance sheet arrangement”), where the result, purpose or intended effect of such Contract or arrangement is to avoid disclosure of any material transaction involving, or material liabilities of, Carolina Financial or any of its Subsidiaries in Carolina Financial’s or such Subsidiary’s financial statements.

5.7	Absence of Certain Changes or Events.

Since December 31, 2013, (i) there have been no events, changes, or occurrences which have had, or are reasonably likely to have, individually or in the aggregate, a Carolina Financial Material Adverse Effect, (ii) none of the Carolina Financial Entities has taken any action, or failed to take any action, prior to the date of this Agreement, which action or failure, if taken after the date of this Agreement, would represent or result in a material breach or violation of any covenants and agreements of Carolina Financial provided in this Agreement, and (iii) since December 31, 2016, the Carolina Financial Entities have conducted their respective businesses in the ordinary course of business consistent with past practice.

5.8	Tax Matters.

As of the date of this Agreement, it is the present intention, and as of the day of the Effective Time, it will be the present intention, of Carolina Financial to continue, either through Carolina Financial or through a member of Carolina Financial’s “qualified group” within the meaning of Treasury Regulation Section 1.368-1(d)(4)(ii) (the “Qualified Group”), at least one significant historic business line of First South, or to use at least a significant portion of First South’s historic business assets in a business, in each case within the meaning of Treasury Regulation Section 1.368-1(d). As of the date of this Agreement and as of the Effective Time, neither Carolina Financial nor any “related person” (as defined in Treasury Regulations Section 1.368-1(e)(4)) to Carolina Financial has or will have any plan or intention to redeem or reacquire, either directly or indirectly, any of the Carolina Financial Common Stock issued to the holders of First South Common Stock in connection with the Merger. As of the date of this Agreement and as of the Effective Time, Carolina Financial does not have and will not have any plan or intention to sell or otherwise dispose of any of the assets of First South acquired in the Merger, except for dispositions made in the ordinary course of business or transfers described in Section 368(a)(2)(C) of the Code or described and permitted in Treasury Regulation Section 1.368-2(k).

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5.9	Compliance with Laws.

(a)                Carolina Financial is a bank holding company duly registered and in good standing as such with the Federal Reserve. CresCom Bank is a state chartered bank in good standing with the South Carolina Board of Financial Institutions.

(b)                Compliance with Permits, Laws and Orders.

(i)                 Each of the Carolina Financial Entities has in effect all Permits and has made all filings, applications, and registrations with Governmental Authorities that are required for it to own, lease, or operate its assets and to carry on its business as now conducted, and to the Knowledge of Carolina Financial, there has occurred no Default under any such Permit applicable to their respective businesses or employees conducting their respective businesses.

(ii)               To the Knowledge of Carolina Financial, none of the Carolina Financial Entities is in Default under any Laws or Orders applicable to its business or employees conducting its business.

(iii)             None of the Carolina Financial Entities has received any notification or communication from any Governmental Authority (A) asserting that Carolina Financial or any of its Subsidiaries is in Default under any of the Permits, Laws, or Orders which such Governmental Authority enforces, (B) threatening to revoke any Permits, or (C) requiring Carolina Financial or any of its Subsidiaries (x) to enter into or consent to the issuance of a cease and desist order, formal agreement, directive, commitment, or memorandum of understanding, or (y) to adopt any resolution of its Board of Directors or similar undertaking.

(iv)              There (A) is no material unresolved violation, criticism, or exception by any Governmental Authority with respect to any report or statement relating to any examinations or inspections of Carolina Financial or any of its Subsidiaries, (B) are no written notices or correspondence received by Carolina Financial with respect to pending formal or informal inquiries of a material nature by, or disagreements or disputes with, any Governmental Authority with respect to Carolina Financial’s or any of Carolina Financial’s Subsidiaries’ business, operations, policies, or procedures since its inception, and (C) is not any pending or, to Carolina Financial’s Knowledge, threatened, nor has any Governmental Authority indicated an intention to conduct, any investigation or review (other than regular or routine examinations or inspections) of it or any of its Subsidiaries.

(v)                None of the Carolina Financial Entities nor, to the Knowledge of Carolina Financial, any of its directors, officers, employees, or Representatives acting on its behalf has offered, paid, or agreed to pay any Person, including any Government Authority, directly or indirectly, any thing of value for the purpose of, or with the intent of obtaining or retaining any business in violation of applicable Laws, including (1) using any corporate funds for any unlawful contribution, gift, entertainment, or other unlawful expense relating to political activity, (2) making any direct or indirect unlawful payment to any foreign or domestic government official or employee from corporate funds, (3) violating any provision of the Foreign Corrupt Practices Act of 1977, as amended, or (4) making any bribe, rebate, payoff, influence payment, kickback, or other unlawful payment.

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(vi)              Each Carolina Financial Entity has complied in all material respects with all requirements of Law under the Bank Secrecy Act and the USA Patriot Act, and each Carolina Financial Entity has timely filed all reports of suspicious activity, including those required under 12 C.F.R. § 353.3.

(vii)            Each Carolina Financial Entity’s collection and use of IIPI complies in all material respects with Carolina Financial’s Gramm-Leach-Bliley Act privacy notice, the Gramm-Leach-Bliley Act, and the Fair Credit Reporting Act.

5.10	Legal Proceedings.

There is no Litigation instituted or pending, or, to the Knowledge of Carolina Financial, threatened (or unasserted but considered probable of assertion) against Carolina Financial, or to Carolina Financial’s Knowledge, against any director, officer, employee, or agent of Carolina Financial in their capacities as such or with respect to any service to or on behalf of any Employee Benefit Plan or any other Person at the request of the Carolina Financial or Employee Benefit Plan of Carolina Financial, or against any Asset, interest, or right of any of them, nor are there any Orders or judgments outstanding against Carolina Financial; and no claim for indemnity has been made or, to Carolina Financial’s Knowledge, threatened by any director, officer, employee, independent contractor, or agent to Carolina Financial and, to the Knowledge of Carolina Financial, no basis for any such claim exists.

5.11	Reports.

Except for immaterial late filings, since December 31, 2013, each Carolina Financial Entity has timely filed all reports and statements, together with any amendments required to be made with respect thereto, that it was required to file with Governmental Authorities. As of their respective dates, each of such reports and documents, including the financial statements, exhibits, and schedules thereto, complied in all material respects with all applicable Laws. As of their respective date, such reports and documents did not, in all material respects, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading.

5.12	Internal Control.

Carolina Financial’s internal control over financial reporting is effective to provide reasonable assurance regarding the reliability of Buyer’s financial reporting and the preparation of Carolina Financial financial statements for external purposes in accordance with GAAP. Carolina Financial’s internal control over financial reporting is effective to provide reasonable assurance (i) regarding the maintenance of records, that in reasonable detail, accurately and fairly reflect the transactions and disposition of Carolina Financial’s consolidated Assets; (ii) that transactions are recorded as necessary to permit the preparation of Carolina Financial’s financial statements in accordance with GAAP and that receipts and expenditures are being made only in accordance with the authorizations of Carolina Financial’s management and directors; and (iii) regarding prevention or timely detection of unauthorized acquisition, use or disposition of Carolina Financial’s consolidated Assets that could have a material impact on Carolina Financial’s consolidated financial statements.

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5.13	Approvals.

No Carolina Financial Entity is subject to any cease-and-desist or other order or enforcement action issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or has been ordered to pay any civil penalty by, or is a recipient of any supervisory letter from, or has adopted any board resolutions at the request or suggestion of any Regulatory Authority or other Governmental Authority that restricts the conduct of its business or that relates to its capital adequacy, its ability to pay dividends, its credit or risk management policies, its management or its business (any such agreement, memorandum of understanding, letter, undertaking, order, directive or resolutions, a “Carolina Financial Regulatory Agreement”), nor are there any pending or, to the Knowledge of Carolina Financial, threatened regulatory investigations or other actions by any Regulatory Authority or other Governmental Authority that could reasonably be expected to lead to the issuance of any such Carolina Financial Regulatory Agreement.

5.14	Brokers and Finders; Opinion of Financial Advisor.

Except for the Carolina Financial Financial Advisor, neither Carolina Financial nor any Carolina Financial Entity, or any of their respective officers, directors, employees, or Representatives, has employed any broker, finder or investment banker or incurred any Liability for any financial advisory fees, investment bankers’ fees, brokerage fees, commissions, or finder’s or other such fees in connection with this Agreement or the transactions contemplated hereby. The board of directors of Carolina Financial has received the opinion of the Carolina Financial Financial Advisor (which, if initially rendered orally, has been or will be confirmed by a written opinion, dated the same date) to the effect that, as of the date of such opinion, and based upon and subject to the factors, assumptions and qualifications contained therein, the Exchange Ratio is fair, from a financial point of view, to Carolina Financial.

5.15	Certain Actions.

No Carolina Financial Entity or any Affiliate thereof has taken or agreed to take any action or has any Knowledge of any fact or circumstance that is reasonably likely to materially impede or delay receipt of any required Consents or result in the imposition of a condition or restriction of the type referred to in the last sentence of Section 8.1(b).

5.16	Available Consideration.

Carolina Financial has available to it, or as of the Effective Time will have available to it, sufficient shares of authorized and unissued Carolina Financial Common Stock and all funds necessary for the issuance and payment of the Merger Consideration and has funds available to it to satisfy its payment obligations under this Agreement.

5.17	Statements True and Correct.

(a)                No statement, certificate, instrument, or other writing furnished or to be furnished by any Carolina Financial Entity or any Affiliate thereof to First South pursuant to this Agreement or any other document, agreement, or instrument referred to herein contains or will contain any untrue statement of material fact or will omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

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(b)                None of the information supplied or to be supplied by any Carolina Financial Entity or any Affiliate thereof for inclusion in the Registration Statement to be filed by Carolina Financial with the SEC in connection with the Merger will (after taking into account any supplemental or amended information provided prior to approval), when the Registration Statement is declared effective by the SEC, be false or misleading with respect to any material fact, or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. None of the information supplied or to be supplied by any Carolina Financial Entity or any Affiliate thereof for inclusion in any final Joint Proxy Statement/Prospectus to be mailed to the shareholders of First South and the stockholders of Carolina Financial in connection with First South’s Shareholders’ Meeting and Carolina Financial’s Stockholders’ Meeting, and any other documents to be filed by any Carolina Financial Entity or any Affiliate thereof with any Regulatory Authority in connection with the transactions contemplated hereby, will, (after taking into account any supplemental or amended information provided prior to filing, mailing, or the date of First South’s Shareholders’ Meeting or the Carolina Financial Stockholders’ Meeting, as applicable) at the respective time such documents are filed, and with respect to any Joint Proxy Statement/Prospectus, when first mailed to the shareholders of First South and the stockholders of Carolina Financial be false or misleading with respect to any material fact, or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, or, in the case of the Joint Proxy Statement/Prospectus or any amendment thereof or supplement thereto, at the time of First South’s Shareholders’ Meeting and the Carolina Financial Stockholders’ Meeting be false or misleading with respect to any material fact, or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of any proxies for each meeting.

(c)                All documents that any Carolina Financial Entity or any Affiliate thereof is responsible for filing with any Governmental Authority in connection with the transactions contemplated hereby will comply as to form in all material respects with the provisions of applicable Law.

5.18	No Additional Representations.

Except for the representations and warranties specifically set forth in Article 5 of this Agreement, neither Carolina Financial nor any of its Affiliates or Representatives, nor any other Person, makes or shall be deemed to make any representation or warranty to First South, express or implied, at law or in equity, with respect to the transactions contemplated hereby, and Carolina Financial hereby disclaims any such representation or warranty by Carolina Financial or any of its officers, directors, employees, agents, or representatives, or any other person.

Article 6
CONDUCT OF BUSINESS PENDING CONSUMMATION

6.1	Affirmative Covenants of First South and Carolina Financial.

(a)                From the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement, unless the prior written consent of Carolina Financial shall have been obtained, and except as otherwise expressly contemplated herein, First South shall, and shall cause each of its Subsidiaries to, (i) operate its business only in the usual, regular, and ordinary course, (ii) use commercially reasonable efforts to preserve intact its business organization and Assets and maintain its rights and franchises, (iii) use commercially reasonable efforts to cause its representations and warranties to be correct at all times, (iv) use best efforts to provide all information requested by Carolina Financial related to loans or other transactions made by First South with a value equal to or exceeding $1,000,000, and (v) take no action which would reasonably be expected to (A) adversely affect the ability of any Party to obtain any Consents required for the transactions contemplated hereby without imposition of a condition or restriction of the type referred to in the last sentences of Sections 8.1(b) or 8.1(c), or (B) materially adversely affect the ability of any Party to perform its covenants and agreements under this Agreement.

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(b)                From the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement, unless the prior written consent of First South shall have been obtained, and except as otherwise expressly contemplated herein, Carolina Financial shall, and shall cause each of its Subsidiaries to, (i) operate its business only in the usual, regular, and ordinary course, (ii) use commercially reasonable efforts to preserve intact its business organization and Assets and maintain its rights and franchises, (iii) use commercially reasonable efforts to cause its representations and warranties to be correct at all times, and (iv) take no action which would (A) adversely affect the ability of any Party to obtain any Consents required for the transactions contemplated hereby without imposition of a condition or restriction of the type referred to in the last sentences of Sections 8.1(b) or 8.1(c), or (B) materially adversely affect the ability of any Party to perform its covenants and agreements under this Agreement.

(c)                First South and Carolina Financial each shall, and shall cause each of its Subsidiaries to, cooperate with the other Party and provide all necessary corporate approvals, and cooperate in seeking all approvals of any business combinations of such First South and its Subsidiaries requested by Carolina Financial, provided, the effective time of such business combinations is on or after the Effective Time of the Merger.

6.2	Negative Covenants of First South.

From the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement, unless the prior written consent of Carolina Financial shall have been obtained (not to be unreasonably withheld or delayed), and except as otherwise expressly contemplated herein, First South covenants and agrees that it will not do or agree or commit to do, or permit any of its Subsidiaries to do or agree or commit to do, any of the following:

(a)                amend the Certificate of Incorporation, Bylaws, or other governing instruments of any First South Entity;

(b)                incur any additional debt obligation or other obligation for borrowed money in excess of an aggregate of $500,000 except in the ordinary course of the business of any First South Entity consistent with past practices and that are pre-payable without penalty, charge, or other payment (which exception shall include, for First South Entities that are depository institutions, creation of deposit liabilities, purchases of federal funds, advances from the Federal Home Loan Bank and the Federal Reserve Bank, and entry into repurchase agreements fully secured by U.S. government securities or U.S. government agency securities), or impose, or suffer the imposition, on any Asset of any First South Entity of any Lien or permit any such Lien to exist (other than in connection with public deposits, repurchase agreements, bankers’ acceptances, “treasury tax and loan” accounts established in the ordinary course of business of Subsidiaries that are depository institutions, the satisfaction of legal requirements in the exercise of trust powers, and Liens in effect as of the date hereof that are disclosed in the First South Disclosure Memorandum);

(c)                repurchase, redeem, or otherwise acquire or exchange (other than exchanges in the ordinary course under employee benefit plans or as required by this Agreement), directly or indirectly, any shares, or any securities convertible into any shares, of the capital stock of any First South Entity, or declare or pay any dividend or make any other distribution in respect of First South’s capital stock;

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(d)                except for this Agreement or upon the exercise of First South Options or vesting of First South Stock Awards, issue, sell, pledge, encumber, authorize the issuance of, enter into any Contract to issue, sell, pledge, encumber, or authorize the issuance of, or otherwise permit to become outstanding, any additional shares of First South Common Stock, any other capital stock of any First South Entity, or any Right;

(e)                adjust, split, combine, or reclassify any capital stock of any First South Entity or issue or authorize the issuance of any other securities in respect of or in substitution for shares of First South Common Stock, or sell, lease, mortgage, or otherwise dispose of (i) any shares of capital stock of any First South Subsidiary or (ii) any Asset other than in the ordinary course of business for reasonable and adequate consideration;

(f)                 purchase any securities or make any material investment except in the ordinary course of business consistent with past practice, either by purchase of stock or securities, contributions to capital, Asset transfers, or purchase of any Assets, in any Person other than a wholly owned First South Subsidiary, or otherwise acquire direct or indirect control over any Person, other than in connection with foreclosures of loans in the ordinary course of business;

(g)                (i) except as contemplated by this Agreement, grant any bonus in excess of an aggregate of $5,000 or increase in compensation or benefits to the employees, officers or directors of any First South Entity (except in accordance with past practice), (ii) enter into any new commitment or agreement to pay any severance or termination pay, or any stay or other bonus to any First South director, officer or employee (except for payments according to the employment agreements attached hereto as Exhibits H and I) , (iii) enter into or amend any severance agreements with officers, employees, directors, independent contractors, or agents of any First South Entity, (iv) change any fees or other compensation or other benefits to directors of any First South Entity, (v) except as contemplated by this Agreement, waive any stock repurchase rights, accelerate, amend, or change the period of exercisability of any Rights or restricted stock, or reprice Rights granted under the outstanding First South Options or authorize cash payments in exchange for any Rights; or (vi) except to the extent required under applicable Law or existing Contracts, accelerate, vest or commit or agree to accelerate or vest any amounts, benefits or rights payable by any First South Entity;

(h)                enter into or amend any employment Contract between any First South Entity and any Person (unless such amendment is required by Law or this Agreement) that the First South Entity does not have the unconditional right to terminate without Liability (other than Liability for services already rendered), at any time on or after the Effective Time;

(i)                 adopt any new employee benefit plan of any First South Entity or terminate or withdraw from, or make any material change in or to, any existing employee benefit plans, welfare plans, insurance, stock or other plans of any First South Entity other than any such change that is required by Law or to maintain continuous benefits at current levels or that, in the written opinion of counsel, is necessary or advisable to maintain the tax qualified status of any such plan, or make any distributions from such employee benefit or welfare plans, except as required by Law, the terms of such plans or consistent with past practice;

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(j)                 make any change in any Tax or accounting methods, systems of internal accounting controls or schedule of internal audits, except as may be appropriate and necessary to conform to changes in Tax Laws, regulatory accounting requirements, or GAAP or at the specific request of Carolina Financial;

(k)                commence any Litigation other than in accordance with past practice or settle any Litigation involving any Liability of any First South Entity for money damages or restrictions upon the operations of any First South Entity;

(l)                 enter into, modify, amend, or terminate any material Contract other than with respect to those involving aggregate payments of less than, or the provision of goods or services with a market value of less than, $50,000 per annum and other than Contracts covered by Sections 6.2(m) or (n);

(m)              enter into or make any loans or extensions of credit with a value equal to or exceeding $2,500,000, other than residential mortgage loans for which First South has a commitment to buy from a reputable investor (for the avoidance of doubt, such limit shall apply to separate extensions of credit and not to the total credit exposure to any Person), or enter into or make any loans that exceed internal policy or regulatory loan-to-value guidelines;

(n)                except in the ordinary course of business, (i) renegotiate, renew, increase, extend, modify or purchase any loan, lease (credit equivalent), advance, credit enhancement or other extension of credit, or make any commitment in respect of any of the foregoing, except, with respect to any extension of credit with an unpaid balance of less than $250,000 (for the avoidance of doubt, such limit shall apply to separate extensions of credit and not to the total credit exposure to any Person), in conformity with existing lending policies and practices, (ii) waive, release, compromise, or assign any material rights or claims, or (iii) make any adverse changes in the mix, rates, terms, or maturities of First South’s deposits and other Liabilities.

(o)                except for loans or extensions of credit made on terms generally available to the public, make or increase any loan or other extension of credit, or commit to make or increase any such loan or extension of credit, to any director or executive officer of First South or First South Bank, or any entity controlled, directly or indirectly, by any of the foregoing, other than renewals of existing loans or commitments to loan;

(p)                except in the ordinary course of business, restructure or materially change its investment securities portfolio or its interest rate risk position, through purchases, sales or otherwise, or the manner in which the portfolio is classified or reported;

(q)                make any capital expenditures other than pursuant to binding commitments existing on the date hereof and other than expenditures of less than $50,000 and expenditures otherwise necessary to maintain existing assets in good repair or to make payment of necessary Taxes;

(r)                 establish or commit to the establishment of any new branch or other office facilities or file any application to relocate or terminate the operation of any banking office;

(s)                 take any action that is intended or expected to result in any of its representations and warranties set forth in this Agreement being or becoming untrue in any material respect at any time prior to the Effective Time, or in any of the conditions to the Merger set forth in Article 8 not being satisfied or in a violation of any provision of this Agreement;

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(t)                 knowingly take any action that would prevent or impede the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code;

(u)                agree to take, make any commitment to take, or adopt any resolutions of its Board of Directors in support of, any of the actions prohibited by this Section 6.2;

(v)                maintain First South Bank’s allowance for loan losses in a manner inconsistent with GAAP and applicable regulatory guidelines and accounting principles, practices and methods consistent with past practices of First South Bank; or

(w)              take any action or fail to take any action that at the time of such action or inaction is reasonably likely to prevent, or would be reasonably likely to materially interfere with, the consummation of the Merger.

6.3	Adverse Changes in Condition.

Each Party agrees to give written notice promptly to the other Party upon becoming aware of the occurrence or impending occurrence of any event or circumstance relating to it or any of its Subsidiaries which (i) has had or is reasonably likely to have, individually or in the aggregate, a First South Material Adverse Effect or a Carolina Financial Material Adverse Effect, as applicable, (ii) would cause or constitute a material breach of any of its representations, warranties, or covenants contained herein, or (iii) would be reasonably likely to prevent or materially interfere with the consummation of the Merger, and to use its reasonable efforts to prevent or promptly to remedy the same.

6.4	Reports.

Each of Carolina Financial and its Subsidiaries and First South and the First South Entities shall file all reports required to be filed by it with Regulatory Authorities between the date of this Agreement and the Effective Time and shall make available to the other Party copies of all such reports promptly after the same are filed. First South and the First South Entities shall also make available to Carolina Financial monthly financial statements, copies of all written materials provided to members of First South’s board of Directors in connection with its regular monthly meetings (other than reports or presentations prepared by the First South Financial Advisor or legal counsel in connection with the Merger or materials containing confidential supervisory information) and quarterly call reports following distribution to First South’s Board of Directors or filing, as applicable. The financial statements of Carolina Financial and First South, whether or not contained in any such reports filed under the Exchange Act or with any other Regulatory Authority, will fairly present the consolidated financial position of the entity filing such statements as of the dates indicated and the consolidated results of operations, changes in shareholders’ or stockholders’ equity, and cash flows for the periods then ended in accordance with GAAP (subject in the case of interim financial statements to normal recurring year-end adjustments that are not material). As of their respective dates, such reports of Carolina Financial and First South filed under the Exchange Act or with any other Regulatory Authority will comply in all material respects with the Securities Laws and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Any financial statements contained in any other reports to another Regulatory Authority shall be prepared in accordance with the Laws applicable to such reports.

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6.5	Carolina Financial Use and Disclosure of IIPI.

Carolina Financial acknowledges that IIPI disclosed to Carolina Financial Entities in connection with the Agreement has been and will be disclosed pursuant to 15 U.S.C. 6802(e)(7). Carolina Financial Entities may not use or disclose IIPI, nor permit the use or disclosure of IIPI, other than for the purposes described in 15 U.S.C. § 6802(e)(7).

Article 7
ADDITIONAL AGREEMENTS

7.1	Shareholder Approvals.

(a)                Unless this Agreement has been terminated in accordance with its terms, First South shall submit to its shareholders this Agreement and any other matters required to be approved by shareholders in order to carry out the intentions of this Agreement. In furtherance of that obligation, First South shall take, in accordance with applicable Law and its Certificate of Incorporation and Bylaws, all action necessary to call, give notice of, convene, and hold First South’s Shareholders’ Meeting as soon as reasonably practicable. The First South Board shall recommend that its shareholders approve this Agreement in accordance with the VSCA (the “First South Recommendation”) and shall include such recommendation in the Joint Proxy Statement/Prospectus, except to the extent the First South’s Board has made an Adverse Recommendation Change (as defined below) in accordance with the terms of this Agreement. Subject to Section 7.1(b) and 7.3, First South shall solicit and use its commercially reasonable efforts to obtain the Requisite First South Shareholder Vote.

(b)                Neither First South’s Board nor any committee thereof shall, except as expressly permitted by this Section 7.1(b), (i) withdraw, qualify or modify, or propose publicly to withdraw, qualify or modify, in a manner adverse to Carolina Financial, the First South Recommendation or (ii) approve or recommend, or propose publicly to approve or recommend, any Acquisition Proposal (each, an “Adverse Recommendation Change”). Notwithstanding the foregoing, prior to the Requisite First South Shareholder Vote, the First South’s Board may make an Adverse Recommendation Change if and only if (A) a material development or material change in circumstance occurs, arises or becomes known to First South’s Board after the date of this Agreement unrelated to any potential or actual Acquisition Proposal (such material development or change in circumstances being referred to as an “Intervening Event”) and First South’s Board determines in good faith, after consultation with First South’s outside counsel, that in light of such Intervening Event an Adverse Recommendation Change is required in order for First South’s Board to comply with its fiduciary obligations to First South’s shareholders under applicable Law, or (B):

(i)                 First South’s Board determines in good faith, after consultation with the First South Financial Advisor and outside counsel, that it has received an Acquisition Proposal (that did not result from a breach of Section 7.3) that is a Superior Proposal;

(ii)               First South’s Board determines in good faith, after consultation with First South’s outside counsel, that a failure to accept such Superior Proposal would result in First South’s Board breaching its fiduciary duties to First South and its shareholders under applicable Law;

(iii)             First South’s Board provides written notice (a “Notice of Recommendation Change”) to Carolina Financial of its receipt of the Superior Proposal and its intent to announce an Adverse Recommendation Change on the fifth business day following delivery of such notice, which notice shall specify the material terms and conditions of the Superior Proposal (and include a copy thereof with all accompanying documentation, if in writing) and identify the Person or Group making such Superior Proposal (it being understood that any amendment to any material term of such Acquisition Proposal shall require a new Notice of Recommendation Change, except that, in such case, the five business day period referred to in this clause (iii) and in clauses (iv) and (v) shall be reduced to three business days following the giving of such new Notice of Recommendation Change);

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(iv)              after providing such Notice of Recommendation Change, First South shall negotiate in good faith with Carolina Financial (if requested by Carolina Financial) and provide Carolina Financial reasonable opportunity during the subsequent five business day period to make such adjustments in the terms and conditions of this Agreement as would enable the First South Board to proceed without an Adverse Recommendation Change (provided, however, that Carolina Financial shall not be required to propose any such adjustments); and

(v)                First South’s Board, following such five business day period, again determines in good faith, after consultation with the First South Financial Advisor and outside counsel, that such Acquisition Proposal nonetheless continues to constitute a Superior Proposal and that failure to take such action would violate their fiduciary duties to First South and its shareholders under applicable Law.

(c)                Notwithstanding any other provision of this Agreement, except to the extent prohibited by the VSCA as determined by First South after consultation with First South’s outside counsel, First South shall submit this Agreement to its shareholders at the First South’s Shareholders’ Meeting even if First South’s Board has made an Adverse Recommendation Change, in which case the First South’s Board may communicate the Adverse Recommendation Change and the basis for it to the shareholders of First South in the Joint Proxy Statement/Prospectus or any appropriate amendment or supplement thereto; provided, however, that First South may postpone or adjourn First South’s Shareholders’ Meeting: (i) with the consent of Carolina Financial; (ii) for the absence of a quorum; (iii) to the extent necessary to ensure that any required supplement or amendment to the Joint Proxy Statement/Prospectus is provided to the shareholders of First South within a reasonable period of time in advance of First South’s Shareholders’ Meeting; (iv) to allow reasonable additional time to solicit additional proxies; (v) if required by applicable Law; or (vi) if First South has provided a Notice of Recommendation Change to Carolina Financial pursuant to Section 7.1(b)(iii) and the notice period contemplated by Section 7.1(b)(iii) has not yet expired.

(d)                Carolina Financial shall submit to its stockholders this Agreement and any other matters required to be approved by its stockholders in order to carry out the intentions of this Agreement, including the issuance of the Merger Consideration. In furtherance of that obligation, Carolina Financial shall take, in accordance with applicable Law and its Certificate of Incorporation and Bylaws, all action necessary to call, give notice of, convene, and hold Carolina Financial’s Stockholders’ Meeting as soon as reasonably practicable. The Carolina Financial Board shall recommend that its stockholders approve this Agreement in accordance with the DGCL and approve the issuance of the Merger Consideration in accordance with the rules and regulations of the NASDAQ Stock Market and shall include such recommendations in the Joint Proxy Statement/Prospectus. Carolina Financial shall solicit and use its reasonable best efforts to obtain the Requisite Carolina Financial Stockholder Votes.

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7.2	Securities Act Compliance.

(a)                As promptly as reasonably practicable following the date hereof, Carolina Financial shall prepare and file with the SEC the Registration Statement, which shall include the Joint Proxy Statement/Prospectus and constitute the prospectus relating to the shares of Carolina Financial Common Stock to be issued in the Merger. First South will furnish to Carolina Financial the information required to be included in the Registration Statement with respect to its business and affairs and shall have the right to review and consult with Carolina Financial on the form of, and any characterizations of such information included in, the Registration Statement prior to its being filed with the SEC. Carolina Financial shall use reasonable best efforts to have the Registration Statement declared effective by the SEC and to keep the Registration Statement effective as long as is necessary to consummate the Merger and the transactions contemplated hereby. Carolina Financial and First South will use their reasonable best efforts to cause the Joint Proxy Statement/Prospectus to be mailed to their respective shareholders or stockholders, as applicable, as promptly as practicable after the Registration Statement is declared effective under the Securities Act. Carolina Financial will advise First South, promptly after it receives notice thereof, of the time when the Registration Statement has become effective, the issuance of any stop order, the suspension of the qualification of the Carolina Financial Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction, or any request by the SEC for amendment of the Joint Proxy Statement/Prospectus or the Registration Statement. If at any time prior to the Effective Time any information relating to Carolina Financial or First South, or any of their respective affiliates, officers or directors, should be discovered by Carolina Financial or First South which should be set forth in an amendment or supplement to any of the Registration Statement or the Joint Proxy Statement/Prospectus so that any of such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party that discovers such information shall promptly notify the other party hereto and, to the extent required by law, rules or regulations, an appropriate amendment or supplement describing such information shall be promptly filed by Carolina Financial with the SEC and disseminated by First South to its shareholders and by Carolina Financial to its stockholders.

(b)                Carolina Financial shall also take any action required to be taken under any applicable state securities laws in connection with the Merger and each of Carolina Financial and First South shall furnish all information concerning it and the holders of First South Common Stock as may be reasonably requested in connection with any such action.

(c)                Prior to the Effective Time, Carolina Financial shall notify the NASDAQ Stock Market of the additional shares of Carolina Financial Common Stock to be issued by Carolina Financial in exchange for the shares of First South Common Stock.

7.3	Other Offers, etc.

(a)                From the date of this Agreement through the first to occur of the Effective Time or termination of this Agreement, each First South Entity shall not, and shall cause its Affiliates and Representatives not to, directly or indirectly (i) solicit or initiate, or knowingly encourage, induce or knowingly facilitate the making, submission, or announcement of any proposal that constitutes an Acquisition Proposal, (ii) participate in any discussions (except to notify a third party of the existence of restrictions provided in this Section 7.3 or to clarify the terms and conditions of an unsolicited Acquisition Proposal) or negotiations regarding, or disclose or provide any nonpublic information with respect to, or knowingly take any other action to facilitate any inquiries or the making of any proposal that constitutes an Acquisition Proposal, (iii) enter into any agreement (including any agreement in principle, letter of intent or understanding, merger agreement, stock purchase agreement, asset purchase agreement, or share exchange agreement, but excluding a confidentiality agreement of the type described below) (an “Acquisition Agreement”) contemplating or otherwise relating to any Acquisition Transaction, or (iv) propose or agree to do any of the foregoing; provided, however, that prior to the Requisite First South Shareholder Vote, this Section 7.3 shall not prohibit a First South Entity from furnishing nonpublic information regarding any First South Entity to, or entering into a confidentiality agreement or discussions or negotiations with, any Person or Group in response to a bona fide, unsolicited written Acquisition Proposal submitted by such Person or Group (and not withdrawn) if and only if: (A) no First South Entity or Representative or Affiliate thereof shall have violated any of the restrictions set forth in this Section 7.3 (other than any breach of such obligation that is unintentional and immaterial and did not result in the submission of such Acquisition Proposal), (B) First South’s Board shall have determined in good faith, after consultation with the First South Financial Advisor and First South’s outside counsel, that such Acquisition Proposal constitutes or could reasonably be expected to result in a Superior Proposal, (C) First South’s Board concludes in good faith, after consultation with its outside counsel, that the failure to take such action would be inconsistent with its fiduciary duties under applicable Law to First South and its shareholders, (D) (1) at least two business days prior to furnishing any such nonpublic information to, or entering into discussions or negotiations with, such Person or Group, First South gives Carolina Financial written notice (which may be by electronic mail) of the identity of such Person or Group and of First South’s intention to furnish nonpublic information to, or enter into discussions or negotiations with, such Person or Group, and (2) First South receives from such Person or Group an executed confidentiality agreement containing terms no less favorable to the disclosing Party than the confidentiality terms of this Agreement, and (E) contemporaneously with furnishing any such nonpublic information to such Person or Group, First South furnishes such nonpublic information to Carolina Financial (to the extent such nonpublic information has not been previously furnished by First South to Carolina Financial). In addition to the foregoing, First South shall provide Carolina Financial with at least two business days’ prior written notice of a meeting of First South’s Board at which meeting First South’s Board is reasonably expected to resolve to recommend the Acquisition Agreement as a Superior Proposal to its shareholders, and First South shall keep Carolina Financial reasonably informed on a prompt basis, of the status and material terms of such Acquisition Proposal, including any material amendments or proposed amendments as to price and other material terms thereof.

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(b)                In addition to the obligations of First South set forth in this Section 7.3, as promptly as practicable, after any of the directors or executive officers of First South become aware thereof, First South shall advise Carolina Financial of any request received by First South for nonpublic information which First South reasonably believes could lead to an Acquisition Proposal or of any Acquisition Proposal, the material terms and conditions of such request or Acquisition Proposal, and the identity of the Person or Group making any such request or Acquisition Proposal. First South shall keep Carolina Financial informed promptly of material amendments or modifications to any such request or Acquisition Proposal.

(c)                First South shall, and shall cause its and each First South Entity’s directors, officers, employees, and Representatives to immediately cease any and all existing activities, discussions, or negotiations with any Persons conducted heretofore with respect to any Acquisition Proposal and will use and cause to be used all commercially reasonable best efforts to enforce any confidentiality or similar or related agreement relating to any Acquisition Proposal.

(d)                Nothing contained in this Agreement shall prevent a Party or its Board of Directors from (i) complying with Rule 14e-2 under the Exchange Act with respect to an Acquisition Proposal, provided, however, that such Rule will in no way eliminate or modify the effect that any action pursuant to such Rule would otherwise have under this Agreement; (ii) making any disclosure to First South’s shareholders if First South’s Board determines in good faith, after consultation with its outside legal counsel, that the failure to make such disclosure would be reasonably likely to be inconsistent with applicable Law, (iii) informing any Person of the existence of the provisions contained in this Section 7.3 or (iv) making any “stop, look and listen” communication to First South’s shareholders pursuant to Rule 14d-9(f) under the Exchange Act (or any similar communication to First South’s shareholders).

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7.4	Consents of Regulatory Authorities.

The Parties hereto shall cooperate with each other and use their commercially reasonable efforts to promptly prepare and file all necessary documentation and applications, to effect all applications, notices, petitions and filings, and to obtain as promptly as practicable all Consents of all Regulatory Authorities and other Persons which are necessary or advisable to consummate the transactions contemplated by this Agreement (including the Merger). The Parties agree that they will consult with each other with respect to the obtaining of all Consents of all Regulatory Authorities and other Persons necessary or advisable to consummate the transactions contemplated by this Agreement and each Party will keep the other apprised of the status of matters relating to consummation of the transactions contemplated herein. Each Party also shall promptly advise the other upon receiving any communication from any Regulatory Authority or other Person whose Consent is required for consummation of the transactions contemplated by this Agreement which causes such Party to believe that there is a reasonable likelihood that any requisite Consent will not be obtained or that the receipt of any such Consent will be materially delayed.

7.5	Agreement as to Efforts to Consummate.

Subject to the terms and conditions of this Agreement, each Party agrees to use, and to cause its Subsidiaries to use, its commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper, or advisable under applicable Laws to consummate and make effective, as soon as reasonably practicable after the date of this Agreement, the transactions contemplated by this Agreement, including using its commercially reasonable efforts to lift or rescind any Order adversely affecting its ability to consummate the transactions contemplated herein and to cause to be satisfied the conditions referred to in Article 8; provided, however, that nothing herein shall preclude either Party from exercising its rights under this Agreement.

7.6	Investigation and Confidentiality.

(a)                Prior to the Effective Time, each Party shall keep the other Party advised of all material developments relevant to its business and the consummation of the Merger and shall permit the other Party to make or cause to be made such investigation of its business and properties (including that of its Subsidiaries) and of their respective financial and legal conditions as the other Party reasonably requests, provided, that such investigation shall be reasonably related to the transactions contemplated hereby and shall not interfere unnecessarily or materially with normal operations. No investigation by a Party shall affect the ability of such Party to rely on the representations and warranties of the other Party. Between the date hereof and the Effective Time, First South shall permit Carolina Financial’s senior officers and independent accountants to meet with the senior officers of First South, including officers responsible for the First South Financial Statements, the internal controls of First South, and the disclosure controls and procedures of First South and First South’s independent public accountants, to discuss such matters as Carolina Financial may deem reasonably necessary or appropriate for Carolina Financial to satisfy its obligations under Sections 302, 404 and 906 of the Sarbanes-Oxley Act.

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(b)                In addition to each Party’s obligations pursuant to Section 7.6(a), each Party shall, and shall cause its advisors and agents to, maintain the confidentiality of all confidential information furnished to it by the other Party concerning its and its Subsidiaries’ businesses, operations, and financial positions and shall not use such information for any purpose except in furtherance of the transactions contemplated by this Agreement. If this Agreement is terminated prior to the Effective Time, each Party shall promptly return or certify the destruction of all documents and copies thereof, and all work papers containing confidential information received from the other Party.

(c)                First South shall use its commercially reasonable efforts to exercise, and shall not waive any of, its rights under confidentiality agreements entered into with Persons which were considering an Acquisition Proposal with respect to First South to preserve the confidentiality of the information relating to the First South Entities provided to such Persons and their Affiliates and Representatives.

(d)                Each Party agrees to give the other Party notice as soon as practicable after any determination by it of any fact or occurrence relating to the other Party which it has discovered through the course of its investigation and which represents, or is reasonably likely to represent, either a material breach of any representation, warranty, covenant, or agreement of the other Party or which has had or is reasonably likely to have a First South Material Adverse Effect or a Carolina Financial Material Adverse Effect, as applicable.

(e)                Each Carolina Financial Entity shall, in accordance with Carolina Financial’s comprehensive written data security program established and maintained pursuant to 15 U.S.C. § 6801 and regulations promulgated thereunder (“Carolina Financial Security Program”), safeguard IIPI disclosed to that Carolina Financial Entity pursuant to this Agreement or in connection with the transactions contemplated hereby. In the event that any Carolina Financial Entity allows a third party to access such IIPI, Carolina Financial shall ensure that the third party safeguards that IIPI in accordance with a data security program substantially equivalent to the Carolina Financial Security Program.

(f)                 Carolina Financial shall notify First South promptly (but in no event more than 24 hours) of any Data Incident. All Carolina Financial Entities shall promptly take all actions that are necessary and advisable to correct, mitigate, and prevent recurrence of the Data Incident. All Carolina Financial Entities shall cooperate fully with First South and its designees in all reasonable efforts to investigate the Data Incident.

(g)                If this Agreement is terminated prior to the Effective Time, each Carolina Financial Entity shall promptly return or dispose of, and certify the return or disposal, of all IIPI received by the Carolina Financial Entity in connection with this Agreement. Any disposal of such IIPI must be performed in a manner that ensures that the IIPI is rendered permanently unreadable and unrecoverable.

7.7	Press Releases.

Prior to the Effective Time, First South and Carolina Financial shall consult with each other as to the form and substance of any press release, communication with First South’s shareholders, or other public disclosure materially related to this Agreement, or any other transaction contemplated hereby; provided, however, that nothing in this Section 7.7 shall be deemed to prohibit any Party from making any disclosure which its counsel deems necessary or advisable in order to satisfy such Party’s disclosure obligations imposed by Law.

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7.8	Charter Provisions.

Each First South Entity shall take all necessary action to ensure that the entering into of this Agreement and the consummation of the Merger and the other transactions contemplated hereby do not and will not result in the grant of any rights to any Person under the Certificate of Incorporation, Bylaws, or other governing instruments of any First South Entity or restrict or impair the ability of Carolina Financial or any of its Subsidiaries to vote, or otherwise to exercise the rights of a shareholder with respect to, shares of any First South Entity that may be directly or indirectly acquired or controlled by them.

7.9	Employee Benefits and Contracts.

(a)                Except as specifically provided in this Agreement, all persons who are employees of the First South Entities immediately prior to the Effective Time and whose employment is not terminated, if any, at or prior to the Effective Time (a “Continuing Employee”) shall, at the Effective Time, become at-will employees of the Surviving Bank or one of its subsidiaries; provided, however, that in no event shall any of the employees of the First South Entities be officers of the Surviving Corporation or the Surviving Bank, or have or exercise any power or duty conferred upon such an officer, unless and until duly elected or appointed to such position by the Board of Directors of the Surviving Corporation or the Surviving Bank and in accordance with the Bylaws of the Surviving Corporation or the Surviving Bank. All of the Continuing Employees shall be employed at the will of the Surviving Bank, and no contractual right to employment shall inure to such employees because of this Agreement except as may be otherwise expressly set forth in this Agreement.

(b)                As of the Effective Time, each Continuing Employee shall be eligible to participate in each of Carolina Financial’s Employee Benefit Plans with full credit for prior service with First South and any other First South Entity solely for purposes of eligibility and vesting, except that such service shall also be credited for purposes of calculating benefits under Carolina Financial’s standard severance policy. For the avoidance of doubt, each Continuing Employee who is terminated involuntarily other than for cause (as determined by the Carolina Financial) will be eligible to receive severance benefits under Carolina Financial’s standard severance policy for its employees, an accurate and complete description of which has been provided to First South, in addition to outplacement assistance; provided, however, that any Continuing Employees who are eligible to receive severance benefits, change of control benefits or any payments that are enhanced on account of the Merger pursuant to an individual employment arrangement, change of control arrangement or deferred compensation plan other than any Retention Bonus Agreement shall not be eligible to receive severance benefits under Carolina Financial’s standard severance policy.

(c)                As of the Effective Time, Carolina Financial shall make available employer-provided benefits under Carolina Financial Employee Benefit Plans to each Continuing Employee on the same basis as it provides such coverage to Carolina Financial or CresCom Bank employees. With respect to Carolina Financial Employee Benefit Plans providing health coverage, Carolina Financial shall use commercially reasonable efforts to cause any pre-existing condition, eligibility waiting period, or other limitations or exclusions otherwise applicable under such plans to new employees not to apply to a Continuing Employee or their covered dependents who were covered under a similar First South plan at the Effective Time of the Merger. In addition, if any such transition occurs during the middle of a plan year, Carolina Financial shall use commercially reasonable efforts to cause any such successor Carolina Financial Employee Benefit Plan providing health coverage to give credit towards satisfaction of any annual deductible limitation and out-of-pocket maximum applied under such successor plan for any deductible, co-payment and other cost-sharing amounts previously paid by a Continuing Employee respecting his or her participation in the corresponding First South Employee Benefit Plan during that plan year prior to the transition effective date.

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(d)                First South shall cause each of First South’s directors who are not employees of First South or First South Bank to execute and deliver a Non-Employee Director Non-Competition Agreement dated as of the date hereof (and which shall be effective as of the Effective Time) in the form attached hereto as Exhibit B

(e)                Except as disclosed in Section 7.9 of the First South Disclosure Memorandum, First South shall cause each of First South’s Executive Officers and directors to execute and deliver a Shareholder Support Agreement dated as of the date hereof in the form attached hereto as Exhibit C pursuant to which he or she will vote his or her shares of First South Common Stock in favor of this Agreement and the transactions contemplated hereby.

(f)                 No officer, employee, or other Person (other than the corporate Parties to this Agreement) shall be deemed a third party or other beneficiary of this Agreement, and no such Person shall have any right or other entitlement to enforce any provision of this Agreement or seek any remedy in connection with this Agreement, except as may be expressly set forth in Section 7.11. No provision of this Agreement constitutes or shall be deemed to constitute, an employee benefit plan or other arrangement, an amendment of any employee benefit plan or other arrangement, or any provision of any employee benefit plan or other arrangement.

(g)                First South shall use its reasonable best efforts to cause the employees designated by Carolina Financial to execute a CresCom Merger / Cash Retention Bonus Agreement in the form attached hereto as Exhibit E.

(h)                Consistent with applicable Law, First South shall notify each holder of First South Options having an exercise price per share less than the per share value of the Merger Consideration of such optionee’s right to enter into a Stock Option Cash-Out Agreement in the form of Exhibit G.

(i)                 Concurrently with or as soon as practicable after the execution and delivery of this Agreement, Bruce W. Elder and Cornelius F. Sullivan shall enter into employment agreements in the forms attached hereto as Exhibits H and I, respectively, which shall become effective only upon the effective time of the Merger.

(j)                 Upon not less than 10 days’ notice prior to the Closing Date from Carolina Financial to First South, First South shall cause the adoption of resolutions (which are acceptable to Carolina Financial) by each applicable First South Entity’s Board of Directors terminating, amending or causing other appropriate modification of each First South Benefit Plan as specified by Carolina Financial in such notice, effective as of the date which immediately precedes the Closing Date or as of the Closing Date (as shall be specified in such notice), provided that (a) First South shall be required to take such action only with respect to First South Benefit Plans that may unilaterally be terminated, amended or modified, as applicable, as requested by Carolina Financial, by a First South Entity in accordance with the terms of the plan and applicable Law, (b) First South shall not be required to take such action if and to the extent it would cause a plan participant to be denied a benefit, or vesting of a benefit, that the participant would have been entitled to under the plan if the plan had not been so terminated, amended or modified at or prior to the Effective Time; and (c) for the avoidance of doubt, any reasonable costs or expenses that are incurred by a First South Entity in connection with such termination, amendment or modification (including without limitation the payment of any benefits or compensation) shall be considered reasonable expenses incurred by a First South Entity in connection with the Merger. Upon such action, participants in such applicable First South Benefit Plans that are First South ERISA Plans shall be 100% vested in their account balances or other applicable plan benefits.

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7.10	Section 16 Matters.

Prior to the Effective Time, First South and Carolina Financial shall take all such steps as may be required to cause (in the case of First South) any dispositions of First South Common Stock (including derivative securities with respect to First South Common Stock) by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to First South (“First South Insiders”) or (in the case of Carolina Financial) any acquisitions of Carolina Financial Common Stock (including derivative securities with respect to Carolina Financial Common Stock) by any First South Insiders who, immediately following the Merger, will be subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Carolina Financial, in each case resulting from the transactions contemplated by this Agreement, to be exempt from liability pursuant to Rule 16b-3 promulgated under the Exchange Act to the fullest extent permitted by applicable law. First South agrees to promptly furnish Carolina Financial with all requisite information necessary for Carolina Financial to take the actions contemplated by this Section 7.10.

7.11	Indemnification.

(a)                Carolina Financial shall indemnify, defend, and hold harmless the present and former directors and executive officers of the First South Entities (each, an “Indemnified Party”) against all Liabilities arising out of actions or omissions arising out of the Indemnified Party’s service or services as directors, officers, employees, or agents of a First South Entity or, at First South’s request, of another corporation, partnership, joint venture, trust, or other enterprise occurring at or prior to the Effective Time (including service in connection with the transactions contemplated by this Agreement) to the fullest extent permitted under the DGCL, the VSCA, Section 402 of the Sarbanes-Oxley Act, the Securities Laws and FDIC Regulations Part 359, and by the Certificate of Incorporation and Bylaws of First South and any other First South Entity as in effect on the date hereof, including provisions relating to advances of expenses incurred in the defense of any Litigation and whether or not any First South Entity is insured against any such matter.

(b)                Prior to the Effective Time, Carolina Financial shall purchase, or shall direct First South to purchase, an extended reporting period endorsement under First South’s existing directors’ and officers’ liability insurance coverage (“First South Entities’ D&O Policies”) for acts or omissions occurring prior to the Effective Time by such directors and officers currently covered by First South Entities’ D&O Policies. The directors and officers of First South shall take all reasonable actions required by the insurance carrier necessary to procure such endorsement. Such endorsement shall provide such directors and officers with coverage (including bankers’ professional liability, cyber and employment practices coverage) following the Effective Time for six years or such lesser period of time as can be purchased for an aggregate amount equal to 200% of the current annual premiums for the First South Entities’ D&O Policies (the “Premium Multiple”). If Carolina Financial is unable to obtain or maintain the insurance coverage called for in this Section 7.11(b), then Carolina Financial shall obtain the most advantageous coverage that can be purchased for the Premium Multiple.

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(c)                Any Indemnified Party wishing to claim indemnification under paragraph (a) of this Section 7.11, upon learning of any such Liability or Litigation, shall promptly notify Carolina Financial and the Surviving Corporation thereof in writing. In the event of any such Litigation (whether arising before or after the Effective Time), (i) Carolina Financial or the Surviving Corporation shall have the right to assume the defense thereof and neither Carolina Financial nor the Surviving Corporation shall be liable to such Indemnified Parties for any legal expenses of other counsel or any other expenses subsequently incurred by such Indemnified Parties in connection with the defense thereof, except that if Carolina Financial or the Surviving Corporation elects not to assume such defense or counsel for the Indemnified Parties advises that there are substantive issues which raise conflicts of interest between Carolina Financial or the Surviving Corporation and the Indemnified Parties, the Indemnified Parties may retain counsel satisfactory to them, and Carolina Financial or the Surviving Corporation shall pay all reasonable fees and expenses of such counsel for the Indemnified Parties promptly as statements therefor are received; provided, however, that Carolina Financial and the Surviving Corporation shall be obligated pursuant to this paragraph (c) to pay for only one firm of counsel for all Indemnified Parties in any jurisdiction; (ii) the Indemnified Parties will cooperate in good faith in the defense of any such Litigation; and (iii) neither Carolina Financial nor the Surviving Corporation shall be liable for any settlement effected without its prior written consent and which does not provide for a complete and irrevocable release of all Carolina Financial’s Entities and their respective directors, officers, and controlling persons, employees, agents, and Representatives; and provided, further, that neither Carolina Financial nor the Surviving Corporation shall have any obligation hereunder to any Indemnified Party when and if a court of competent jurisdiction shall determine, and such determination shall have become final, that the indemnification of such Indemnified Party in the manner contemplated hereby is prohibited by applicable Law.

(d)                If Carolina Financial or any successors or assigns shall consolidate with or merge into any other Person and shall not be the continuing or surviving Person of such consolidation or merger or shall transfer all or substantially all of its assets to any Person, then and in each case, proper provision shall be made so that the successors and assigns of Carolina Financial or the Surviving Corporation shall assume the obligations set forth in this Section 7.11.

(e)                The provisions of this Section 7.11 are intended to be for the benefit of, shall be enforceable by, and may not be modified without the prior written consent of each Indemnified Party and their respective heirs and legal and personal representatives.

7.12           Tax Covenants of Carolina Financial.

At and after the Effective Time, Carolina Financial covenants and agrees that it:

(a)                will not take any action that could reasonably be expected to cause the Merger to fail to qualify as a reorganization under Section 368(a)(1)(A) of the Code;

(b)                will maintain all books and records and prepare and file all federal, state and local income Tax Returns and schedules thereto of Carolina Financial, First South and all Affiliates thereof in a manner consistent with the Merger’s being qualified as a reorganization and nontaxable exchange under Section 368(a)(1)(A) of the Code (and comparable provisions of any applicable state or local Tax Laws);

(c)                will, either directly or through a member of Carolina Financial’s Qualified Group, continue at least one significant historic business line of First South, or use at least a significant portion of the historic business assets of First South in a business, in each case within the meaning of Treasury Regulation Section 1.368-1(d);

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(d)                in connection with the Merger, will not reacquire, and will not permit any Person that is a “related person” (as defined in Treasury Regulation Section 1.368-1(e)(4)) to Carolina Financial to acquire, any of the Carolina Financial Common Stock issued in connection with the Merger; and

(e)                will not sell or otherwise dispose of any of First South’s assets acquired in the Merger, and will not cause or permit CresCom Bank to sell or otherwise dispose of any of the Bank’s assets acquired in the Bank Merger, except for dispositions made in the ordinary course of business or transfers described in Section 368(a)(2)(C) of the Code or described and permitted in Treasury Regulation Section 1.368-2(k).

Article 8
CONDITIONS PRECEDENT TO OBLIGATIONS TO CONSUMMATE

8.1	Conditions to Obligations of Each Party.

The respective obligations of each Party to perform this Agreement and consummate the Merger and the other transactions contemplated hereby are subject to the satisfaction of the following conditions, unless waived by both Parties pursuant to Section 10.6:

(a)                Shareholder Approvals. The shareholders of First South shall have approved this Agreement and the consummation of the transactions contemplated hereby, including the Merger, by the Requisite First South Shareholder Vote, as and to the extent required by Law and by the provisions of First South’s Articles of Incorporation and Bylaws. The stockholders of Carolina Financial shall have approved this Agreement and the consummation of the transactions contemplated hereby, including the Merger and the issuance of the Merger Consideration, by the Requisite Carolina Financial Stockholder Votes, as and to the extent required by Law and by the provisions of Carolina Financial’s Certificate of Incorporation and Bylaws.

(b)                Regulatory Approvals. All Consents of, filings and registrations with, and notifications to, all Regulatory Authorities required for consummation of the Merger shall have been obtained or made and shall be in full force and effect and all waiting periods required by Law shall have expired. No Consent obtained from any Regulatory Authority which is necessary to consummate the transactions contemplated hereby shall be conditioned or restricted in a manner (including requirements relating to the raising of additional capital or the disposition of Assets) which in the reasonable judgment of the Board of Directors of Carolina Financial would so materially adversely affect the economic or business benefits of the transactions contemplated by this Agreement that, had such condition or requirement been known, Carolina Financial would not, in its reasonable judgment, have entered into this Agreement.

(c)                Consents and Approvals. Each Party shall have obtained any and all Consents required for consummation of the Merger (other than those referred to in Section 8.1(b)) or for the preventing of any Default under any Contract or Permit of such Party which, if not obtained or made, would be reasonably likely to have, individually or in the aggregate, a First South Material Adverse Effect or a Carolina Financial Material Adverse Effect, as applicable. First South shall have obtained the Consents listed in Section 8.1(c) of the First South Disclosure Memorandum, including Consents from the lessors of each office leased by First South, if any. No Consent so obtained which is necessary to consummate the transactions contemplated hereby shall be conditioned or restricted in a manner which in the reasonable judgment of the Board of Directors of Carolina Financial would so materially adversely affect the economic or business benefits of the transactions contemplated by this Agreement that, had such condition or requirement been known, Carolina Financial would not, in its reasonable judgment, have entered into this Agreement.

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(d)                Registration Statement. The Registration Statement shall have been declared effective by the SEC, and no proceedings shall be pending or threatened by the SEC to suspend the effectiveness of the Registration Statement.

(e)                Legal Proceedings. No Governmental Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced, or entered any Law or Order (whether temporary, preliminary or permanent) or taken any other action which prohibits, restricts, or makes illegal consummation of the transactions contemplated by this Agreement.

(f)                 Exchange Listing. Carolina Financial shall have filed with the NASDAQ Stock Market a notification form for the listing of all shares of Carolina Financial Common Stock to be delivered as Merger Consideration, and the NASDAQ Stock Market shall not have objected to the listing of such shares of Carolina Financial Common Stock.

(g)                Tax Opinion. Carolina Financial and First South shall have received the opinion of Carolina Financial’s legal counsel, dated as of the Closing, in form and substance customary in transactions of the type contemplated hereby, substantially to the effect that on the basis of the facts, representations, and assumptions set forth in such opinion, which are consistent with the state of facts existing at the Effective Time, (i) the Merger will be treated for federal income Tax purposes as a reorganization within the meaning of Section 368(a) of the Code, and (ii) Carolina Financial and First South will each be a party to that reorganization within the meaning of Section 368(b) of the Code. Such opinion may be based on, in addition to the review of such matters of fact and Law as the opinion given considers appropriate, representations contained in certificates of officers of Carolina Financial and First South.

8.2	Conditions to Obligations of Carolina Financial.

The obligations of Carolina Financial to perform this Agreement and consummate the Merger and the other transactions contemplated hereby are subject to the satisfaction of the following conditions, unless waived by Carolina Financial pursuant to Section 10.6(a):

(a)                Representations and Warranties. For purposes of this Section 8.2(a), the accuracy of the representations and warranties of First South set forth in this Agreement shall be assessed as of the date of this Agreement and as of the Effective Time with the same effect as though all such representations and warranties had been made on and as of the Effective Time (provided, that representations and warranties which are confined to a specified date shall speak only as of such date). The representations and warranties set forth in Sections 4.1, 4.2(a), 4.2(b)(i), 4.3, and 4.24 shall be true and correct (except for inaccuracies which are de minimis in amount or effect). There shall not exist inaccuracies in the representations and warranties of First South set forth in this Agreement (including the representations and warranties set forth in Sections 4.1, 4.2(a), 4.2(b)(i), 4.3, and 4.24) such that the aggregate effect of such inaccuracies has, or is reasonably likely to have, a First South Material Adverse Effect; provided, that for purposes of this sentence only, those representations and warranties which are qualified by references to “material” or “Material Adverse Effect” or to the “Knowledge” of any Person shall be deemed not to include such qualifications.

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(b)                Performance of Agreements and Covenants. Each and all of the agreements and covenants of First South to be performed and complied with pursuant to this Agreement and the other agreements contemplated hereby prior to the Effective Time shall have been duly performed and complied with in all material respects.

(c)                Officers’ Certificate. First South shall have delivered to Carolina Financial (i) a certificate, dated as of the Closing Date and signed on its behalf by its chief executive officer and its chief financial officer, to the effect that the conditions set forth in Section 8.1 as it relates to First South and in Sections 8.2(a), 8.2(b), and 8.2(f) have been satisfied.

(d)                Secretary’s Certificate. First South and First South Bank shall have delivered a certificate of the secretary of First South and First South Bank, dated as of the Closing Date, certifying as to (i) the incumbency of officers of First South and First South Bank executing documents executed and delivered in connection herewith, (ii) a copy of the Articles of Incorporation of First South as in effect from the date of this Agreement until the Closing Date, along with a certificate (dated not more than 10 days prior to the Closing Date) of the Virginia State Corporation Commission as to the good standing of First South; (iii) a copy of the Bylaws of the First South as in effect from the date of this Agreement until the Closing Date, (iv) a copy of the consent or resolutions of First South’s Board of Directors authorizing and approving the applicable matters contemplated hereunder, (v) a certificate of the Federal Reserve (dated not more than 10 days prior to the Closing Date) certifying that the First South is a registered bank holding company, (vi) a copy of the Articles of Incorporation of First South Bank as in effect from the date of this Agreement until the Closing Date, (vii) a copy of the Bylaws of First South Bank as in effect from the date of this Agreement until the Closing Date, (viii) a certificate of the North Carolina Commissioner of Banks (dated not more than 10 days prior to the Closing Date) as to the good standing of First South Bank, and (ix) a certificate of the FDIC (dated not more than 10 days prior to the Closing Date) certifying that First South Bank is an insured depository institution.

(e)                Non-Competition Agreements; Shareholder Support Agreements; Claims Letters; Stock Option Cash-Out Agreements; Employment Agreements. The Non-Employee Director Non-Competition Agreements in the form attached hereto as Exhibit B shall have been executed by the members of the First South’s Board of Directors who are not employed by First South or First South Bank and delivered to Carolina Financial, in each case other than by those members of First South’s Board of Directors who will serve, as of the Effective Time, as members of the Board of Directors of Carolina Financial. The Shareholder Support Agreements in the form attached hereto as Exhibit C shall have been executed by each of the directors and Executive Officers and delivered to Carolina Financial. Each of the directors and Executive Officers shall have executed claims letters in the form attached hereto as Exhibit D and delivered the same to Carolina Financial. First South shall have complied in all material respects with its obligation pursuant to Section 7.9(h). The employment agreements in the forms attached hereto as Exhibits H and I shall have been executed by Bruce W. Elder and Cornelius F. Sullivan, respectively, and CresCom Bank (and such parties shall not have advised Carolina Financial that they intend to breach any such agreements) and delivered to Carolina Financial.

(f)                 No Material Adverse Effect. There shall not have occurred any First South Material Adverse Effect from the March 31, 2017 balance sheet to the Effective Time with respect to First South or First South Bank.

(g)                Bank Merger. The Parties shall stand ready to consummate the Bank Merger immediately after the Merger.

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8.3	Conditions to Obligations of First South.

The obligations of First South to perform this Agreement and consummate the Merger and the other transactions contemplated hereby are subject to the satisfaction of the following conditions, unless waived by First South pursuant to Section 10.6(b):

(a)                Representations and Warranties. For purposes of this Section 8.3(a), the accuracy of the representations and warranties of Carolina Financial set forth in this Agreement shall be assessed as of the date of this Agreement and as of the Effective Time with the same effect as though all such representations and warranties had been made on and as of the Effective Time (provided that representations and warranties which are confined to a specified date shall speak only as of such date). The representations and warranties set forth in Sections 5.1, 5.2(a) and 5.2(b)(i), and 5.5 shall be true and correct (except for inaccuracies which are de minimis in amount or effect). There shall not exist inaccuracies in the representations and warranties of Carolina Financial set forth in this Agreement (including the representations and warranties set forth in Sections 5.1, 5.2(a) and 5.2(b)(i), and 5.5) such that the aggregate effect of such inaccuracies has, or is reasonably likely to have, a Carolina Financial Material Adverse Effect; provided that, for purposes of this sentence only, those representations and warranties which are qualified by references to “material” or “Material Adverse Effect” or to the “Knowledge” of any Person shall be deemed not to include such qualifications.

(b)                Performance of Agreements and Covenants. Each and all of the agreements and covenants of Carolina Financial to be performed and complied with pursuant to this Agreement and the other agreements contemplated hereby prior to the Effective Time shall have been duly performed and complied with in all material respects.

(c)                Officers’ Certificate. Carolina Financial shall have delivered to the First South a certificate, dated as of the Closing Date and signed on its behalf by its chief executive officer and its chief financial officer, to the effect that the conditions set forth in Section 8.1 as they relate to Carolina Financial and in Sections 8.3(a), 8.3(b), and 8.3(f) have been satisfied.

(d)                Secretary’s Certificate. Carolina Financial and CresCom Bank shall have delivered a certificate of the secretary of Carolina Financial and CresCom Bank, dated as of the Closing Date, certifying as to (i) the incumbency of officers of Carolina Financial and CresCom Bank executing documents executed and delivered in connection herewith, (ii) a copy of the Certificate of Incorporation of the Carolina Financial as in effect from the date of this Agreement until the Closing Date, along with a certificate (dated not more than 10 days prior to the Closing Date) of the Secretary of State of the State of Delaware as to the good standing of the Carolina Financial; (iii) a copy of the Bylaws of the Carolina Financial as in effect from the date of this Agreement until the Closing Date, (iv) a copy of the consent or resolutions of Carolina Financial’s Board of Directors authorizing and approving the applicable matters contemplated hereunder, (v) a certificate of the Federal Reserve (dated not more than 10 days prior to the Closing Date) certifying that the Carolina Financial is a registered bank holding company, (vi) a copy of the Articles of Incorporation of CresCom Bank as in effect from the date of this Agreement until the Closing Date, (vii) a copy of the Bylaws of CresCom Bank as in effect from the date of this Agreement until the Closing Date, (viii) a certificate of the South Carolina Board of Financial Institutions (dated not more than 10 days prior to the Closing Date) as to the good standing of CresCom Bank, and (ix) a certificate of the FDIC (dated not more than 10 days prior to the Closing Date) certifying that CresCom Bank is an insured depository institution.

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(e)                Payment of Merger Consideration. Carolina Financial shall have executed and delivered an agreement with the Exchange Agent obligating Carolina Financial to deliver the Merger Consideration and cash in an aggregate amount sufficient for payment in lieu of fractional shares of Carolina Financial Common Stock to which holders of First South Common Stock may be entitled to the Exchange Agent within five Business Days of the Effective Time.

(f)                 No Material Adverse Effect. There shall not have occurred any Carolina Financial Material Adverse Effect from the March 31, 2017 balance sheet to the Effective Time with respect to Carolina Financial.

Article 9
TERMINATION

9.1	Termination.

Notwithstanding any other provision of this Agreement, and notwithstanding the approval of this Agreement by the shareholders of First South or the stockholders of Carolina Financial, this Agreement may be terminated and the Merger abandoned at any time prior to the Effective Time:

(a)                By mutual written agreement of Carolina Financial and First South; or

(b)                By Carolina Financial or First South (provided, that the terminating Party is not then in material breach of any representation, warranty, covenant, or other agreement contained in this Agreement) in the event of a breach by the other Party of any representation or warranty contained in this Agreement which cannot be or has not been cured within 30 days after the giving of written notice to the breaching Party of such breach and which breach is reasonably likely, in the opinion of the non-breaching Party, to permit such Party to refuse to consummate the transactions contemplated by this Agreement pursuant to the standard set forth in Section 8.2 or 8.3 as applicable; or

(c)                By Carolina Financial or First South in the event (i) any Consent of any Regulatory Authority required for consummation of the Merger and the other transactions contemplated hereby shall have been denied by final nonappealable action of such authority or if any action taken by such authority is not appealed within the time limit for appeal, (ii) any Law or Order permanently restraining, enjoining or otherwise prohibiting the consummation of the Merger shall have become final and nonappealable, (iii) the Requisite First South Shareholder Vote is not obtained at First South’s Shareholders’ Meeting or (iv) the Requisite Carolina Financial Stockholder Votes are not obtained at Carolina Financial’s Stockholders’ Meeting; or

(d)                By Carolina Financial or First South in the event that the Merger shall not have been consummated by March 31, 2018, if the failure to consummate the transactions contemplated hereby on or before such date is not caused by any breach of this Agreement by the Party electing to terminate pursuant to this Section 9.1(d); or

(e)                By Carolina Financial (provided, that Carolina Financial is not then in material breach of any representation, warranty, covenant, or other agreement contained in this Agreement) in the event that (i) First South’s Board shall have made an Adverse Recommendation Change relating to an Acquisition Proposal; (ii) First South’s Board shall have failed to reaffirm the First South Recommendation within 10 business days after Carolina Financial requests such at any time following the public announcement of an Acquisition Proposal, provided, however, that any actions taken by First South pursuant to Section 7.3 of this Agreement shall not be considered a failure to reaffirm the First South Recommendation, or (iii) First South shall have failed to comply in all material respects with its obligations under Section 7.1 or 7.3; or

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(f)                 By First South, if (i) First South’s Shareholders’ Meeting has been held, (ii) the Requisite First South Shareholder Vote has not been obtained, (iii) prior to First South’s Shareholders’ Meeting, First South has received a Superior Proposal which did not result from a breach of Section 7.3, and (iv) First South Board’s has determined to enter into a definitive agreement providing for such Superior Proposal upon termination of this Agreement in accordance with this Section 9.1(f) and enters into such agreement concurrently with such termination; provided, that First South shall pay Carolina Financial the Termination Fee pursuant to Section 9.3(a) concurrently with and as a condition to the effectiveness of such termination; or

(g)                (i)      by First South, upon written notice to Carolina Financial on the business day immediately following the Measurement Date, if (A) the Carolina Financial Average Closing Price is less than $25.98 and (B) (x) the Closing Price Change Ratio is 0.15 less than (y) the Index Change Ratio. If First South elects to exercise its termination right pursuant to this Section 9.1(g)(i), the provisions of Section 9.1(g)(ii) shall apply.

(ii)       A termination by First South pursuant to Section 9.1(g)(i) shall have no force or effect if Carolina Financial agrees in writing within two business days after receipt of written notice of such termination to (A) increase the Exchange Ratio to the ratio obtained by multiplying (x) the quotient of the Per Share Purchase Price divided by the Carolina Final Average Closing Price by (y) the sum of the Index Change Ratio minus 0.15 or (B) add a cash component to the Merger Consideration in an amount per share equivalent to the Exchange Ratio adjustment described in clause (A); or

(h)                by First South, at any time prior to the Requisite First South Shareholder Vote, if the First South Board shall have effected an Adverse Recommendation Change in response to, or as a result of, an Intervening Event.

9.2	Effect of Termination.

In the event of the termination and abandonment of this Agreement by either Carolina Financial or First South pursuant to Section 9.1, this Agreement shall become void and have no effect, except that (i) the provisions of Sections 7.6, 9.2, 9.3, 10.2, and 10.3 shall survive any such termination and abandonment, and (ii) no such termination shall relieve the breaching Party from Liability resulting from any breach by that Party of this Agreement.

9.3	Termination Fee.

(a)                If Carolina Financial terminates this Agreement pursuant to Section 9.1(e) of this Agreement or First South terminates this Agreement pursuant to Section 9.1(f) of this Agreement, then First South shall pay to Carolina Financial the sum of Five Million Seven Hundred Fifty Thousand Dollars ($5,750,000) (the “Termination Fee”) within three business days of the termination date, except as required by Section 9.1(f). The Termination Fee shall be paid to Carolina Financial in same day funds. First South hereby waives any right to set-off or counterclaim against such amount.

(b)                In the event that, (i) before the termination of this Agreement, an Acquisition Proposal with respect to First South shall have been communicated to or otherwise made known to the shareholders, senior management or Board of Directors of First South, or any Person shall have publicly announced an intention (whether or not conditional) to make an Acquisition Proposal with respect to First South, in either case after the date of this Agreement, (ii) thereafter this Agreement is terminated (A) by First South or Carolina Financial pursuant to Section 9.1(d) (if the Requisite First South Shareholder Vote has not theretofore been obtained), (B) by Carolina Financial pursuant to Section 9.1(b), or (C) by First South or Carolina Financial pursuant to Section 9.1(c)(iii), and (iii) prior to the date that is 12 months after the date of such termination, First South consummates, or enters into a definitive agreement to consummate, an Acquisition Transaction in which, as applicable, the acquirer acquires a majority of the total outstanding voting securities of First South or First South Bank, the shareholders of First South immediately preceding the transaction hold less than a majority of the equity interests of the surviving or resulting entity or the acquirer acquires more than 50% of the assets of First South, then First South shall on the earlier of the date such Acquisition Transaction is consummated or such definitive agreement is entered into, as applicable, pay Carolina Financial a fee equal to the Termination Fee in same day funds. First South hereby waives any right to set-off or counterclaim against such amount.

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(c)                The Parties acknowledge that the agreements contained in this Article 9 are an integral part of the transactions contemplated by this Agreement, and that without these agreements, they would not enter into this Agreement; accordingly, if First South fails to pay promptly any fee payable by it pursuant to this Section 9.3, then First South shall pay to Carolina Financial its reasonable costs and expenses (including reasonable attorneys’ fees) in connection with collecting such Termination Fee, together with interest on the amount of the fee at the prime annual rate of interest (as published in The Wall Street Journal) plus 2% as the same is in effect from time to time from the date such payment was due under this Agreement until the date of payment.

9.4	Non-Survival of Representations and Covenants.

Except for Article 2, Sections 7.6(b), 7.8, 7.9, 7.11, and 7.12 and this Article 9, the respective representations, warranties, obligations, covenants, and agreements of the Parties shall not survive the Effective Time.

Article 10
MISCELLANEOUS

10.1	Definitions.

(a)                Except as otherwise provided herein, the capitalized terms set forth below shall have the following meanings:

“Acquisition Agreement” shall have the meaning as set forth in Section 7.3 of the Agreement.

“Acquisition Proposal” means any proposal that is communicated to First South’s chief executive officer, chief financial officer or Board of Directors or publicly announced to First South’s shareholders by any Person (other than Carolina Financial or any of its Affiliates) for an Acquisition Transaction involving First South or any of its present or future consolidated Subsidiaries, or any combination of such Subsidiaries, the assets of which constitute 5% or more of the consolidated assets of First South as reflected on First South’s consolidated statement of condition prepared in accordance with GAAP.

“Acquisition Transaction” means any transaction or series of related transactions (other than the transactions contemplated by this Agreement) involving: (i) any acquisition or purchase from First South by any Person or Group (other than Carolina Financial or any of its Affiliates) of 25% or more in interest of the total outstanding voting securities of First South or any of its Subsidiaries, or any tender offer or exchange offer that if consummated would result in any Person or Group (other than Carolina Financial or any of its Affiliates) beneficially owning 25% or more in interest of the total outstanding voting securities of First South or any of its Subsidiaries, or any merger, consolidation, business combination or similar transaction involving First South pursuant to which the shareholders of First South immediately preceding such transaction hold less than 75% of the equity interests in the surviving or resulting entity (which includes the parent corporation of any constituent corporation to any such transaction) of such transaction; (ii) any sale or lease (other than in the ordinary course of business), or exchange, transfer, license (other than in the ordinary course of business), acquisition or disposition of 5% or more of the assets of First South; or (iii) any liquidation or dissolution of First South.

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“Adverse Recommendation Change” shall have the meaning as set forth in Section 7.1(b) of the Agreement.

“Affiliate” of a Person means: (i) any other Person directly, or indirectly through one or more intermediaries, controlling, controlled by or under common control with such Person; (ii) any officer, director, partner, employer, or direct or indirect beneficial owner of any 10% or greater equity or voting interest of such Person; or (iii) any other Person for which a Person described in clause (ii) acts in any such capacity.

“Agreement” shall have the meaning as set forth in the introduction of the Agreement.

“Allowance” shall have the meaning as set forth in Section 4.9(a) of the Agreement.

“Articles of Merger” shall have the meaning as set forth in Section 1.3 of the Agreement.

“Assets” of a Person means all of the assets, properties, businesses and rights of such Person of every kind, nature, character and description, whether real, personal or mixed, tangible or intangible, accrued or contingent, or otherwise relating to or utilized in such Person’s business, directly or indirectly, in whole or in part, whether or not carried on the books and records of such Person, and whether or not owned in the name of such Person or any Affiliate of such Person and wherever located.

“Bank Agreement of Merger” shall have the meaning as set forth in Section 1.5 of the Agreement, and the form attached hereto as Exhibit A.

“Bank Merger” shall have the meaning as set forth in Section 1.5 of the Agreement.

“BHCA” shall have the meaning as set forth in Section 4.1 of the Agreement.

“Carolina Financial” shall have the meaning as set forth in the introduction of the Agreement.

“Carolina Financial Average Closing Price” means the volume-weighted average of the closing prices (rounded to the nearest full cent) of Carolina Financial Common Stock on the NASDAQ for the 20 trading days immediately preceding the Measurement Date (as such price is appropriately adjusted for any stock split, reverse stock split, recapitalization, reclassification, or similar transaction with respect to the then outstanding shares of Carolina Financial Common Stock declared or effected after the date hereof and prior to the tenth day immediately preceding the Closing Date).

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“Carolina Financial Awards” shall have the meaning as set forth in Section 3.1(e) of the Agreement.

“Carolina Financial Common Stock” means the common stock, par value $0.01 per share, of Carolina Financial.

“Carolina Financial Entities” means, collectively, Carolina Financial and all Carolina Financial Subsidiaries.

“Carolina Financial Exchange Act Reports” shall have the meaning as set forth in the Section 5.4(a) of the Agreement.

“Carolina Financial Financial Advisor” shall mean Keefe, Bruyette & Woods, Inc., a subsidiary of Stifel Financial Corp.

“Carolina Financial Financial Statements” means (i) the consolidated balance sheets of Carolina Financial as of March 31, 2017, and the related statements of income, changes in stockholders’ equity, and cash flows (including related notes and schedules, if any) for the period ended March 31, 2017, and for each of the three fiscal years ended December 31, 2016, as filed in amended form by Carolina Financial in Exchange Act Documents, and (ii) the consolidated balance sheets of Carolina Financial (including related notes and schedules, if any) and related statements of income, changes in stockholders’ equity, and cash flows (including related notes and schedules, if any) included in Exchange Act Documents, as amended, filed with respect to periods ended subsequent to March 31, 2017.

“Carolina Financial Material Adverse Effect” means an event, change or occurrence which, individually or together with any other event, change or occurrence, has a material adverse effect on (i) the financial position, property, business, assets or results of operations of Carolina Financial and its Subsidiaries, taken as a whole, or (ii) the ability of Carolina Financial to perform its obligations under this Agreement or to consummate the Merger or the other transactions contemplated by this Agreement, provided, that “Carolina Financial Material Adverse Effect” shall not be deemed to include the effects of (A) changes in banking and other Laws of general applicability or interpretations thereof by Governmental Authorities, (B) changes in GAAP or regulatory accounting principles generally applicable to banks and their holding companies, (C) actions and omissions of Carolina Financial (or any of its Subsidiaries) taken with the prior written Consent of First South in contemplation of the transactions contemplated hereby, (D) changes in economic conditions affecting financial institutions generally, including changes in interest rates, credit availability and liquidity, and price levels or trading volumes in securities markets, except to the extent Carolina Financial is materially and adversely affected in a disproportionate manner as compared to other community banks and their holding companies in the Southeastern United States, (E) changes resulting from the announcement or pendency of the transactions contemplated by this Agreement, or (F) the direct effects of negotiating, entering into, and compliance with this Agreement on the operating performance of Carolina Financial. “Carolina Financial Material Adverse Effect” shall not be deemed to include any failure to meet analyst projections, in and of itself, or, in and of itself, or the trading price of Carolina Financial Common Stock (it being understood that the facts or occurrences giving rise or contributing to any such effect, change or development which affects or otherwise relates to the failure to meet analyst financial forecasts or the trading price, as the case may be, may be deemed to constitute, or be taken into account in determining whether there has been, or would reasonably be expected to be, a Carolina Material Adverse Effect).

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“Carolina Financial Security Program” shall have the meaning as set forth in Section 7.6(e) of the Agreement.

“Carolina Financial’s Stockholders’ Meeting” means the meeting of Carolina Financial’s stockholders to be held pursuant to Section 7.1(d), including any postponements or adjournments thereof.

“Carolina Financial Subsidiaries” means the Subsidiaries of Carolina Financial, which shall include any corporation, bank, savings association, limited liability company, limited partnership, limited liability partnership or other organization acquired as a Subsidiary of Carolina Financial in the future and held as a Subsidiary by Carolina Financial at the Effective Time.

“Certificate of Merger” shall have the meaning as set forth in Section 1.3 of the Agreement.

“Certificates” shall have the meaning as set forth in Section 3.1(d) of the Agreement.

“Closing” shall have the meaning as set forth in Section 1.2 of the Agreement.

“Closing Date” means the date on which the Closing occurs.

“Closing Price Change Ratio” shall have the meaning as set forth in Section 3.1(b) of the Agreement.

“Code” means the Internal Revenue Code of 1986, and the rules and regulations promulgated thereunder.

“Consent” means any consent, approval, authorization, clearance, exemption, waiver, or similar affirmation by any Person pursuant to any Contract, Law, Order, or Permit.

“Continuing Employee” shall have the meaning as set forth in Section 7.9(a) of the Agreement.

“Contract” means any written or oral agreement, arrangement, authorization, commitment, contract, indenture, instrument, lease, license, obligation, plan, practice, restriction, understanding, or undertaking of any kind or character, or other document to which any Person is a party or that is binding on any Person or its capital stock, Assets or business.

“Data Incident” means any actual or reasonably suspected unauthorized access to or acquisition, disclosure, use, or loss of IIPI disclosed to any Carolina Financial Entity in connection with this Agreement (including hard copies) or breach or compromise of Carolina Financial’s Security Program that presents a viable threat to any such IIPI or any First South Entity’s systems.

“Default” means (i) any breach or violation of, default under, contravention of, or conflict with, any Contract, Law, Order, or Permit, (ii) any occurrence of any event that with the passage of time or the giving of notice or both would constitute a breach or violation of, default under, contravention of, or conflict with, any Contract, Law, Order, or Permit, or (iii) any occurrence of any event that with or without the passage of time or the giving of notice would give rise to a right of any Person to exercise any remedy or obtain any relief under, terminate or revoke, suspend, cancel, or modify or change the current terms of, or renegotiate, or to accelerate the maturity or performance of, or to increase or impose any Liability under, any Contract, Law, Order, or Permit.

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“DGCL” means the Delaware General Corporation Law.

“Director Non-Competition Agreement” shall have the meaning as set forth in Section 7.9(e) of the Agreement.

“Disqualified Person” shall have the meaning as set forth in Section 4.15(f) of the Agreement.

“DOL” shall have the meaning as set forth in Section 4.15(b) of the Agreement.

“Effective Date” shall have the meaning as set forth in Section 1.2 of the Agreement.

“Effective Time” shall have the meaning as set forth in Section 1.3 of the Agreement.

“Employee Benefit Plan” means each pension, retirement, profit-sharing, deferred compensation, stock option, equity incentive, synthetic equity incentive, phantom stock, employee stock ownership, share purchase, severance pay, vacation, bonus, retention, change in control or other incentive plan, medical, vision, dental or other health plan, any life insurance plan, flexible spending account, cafeteria plan, vacation, holiday, disability or any other employee benefit plan or fringe benefit plan, including any “employee benefit plan,” as that term is defined in Section 3(3) of ERISA and any other plan, fund, policy, program, practice, custom understanding or arrangement providing compensation or other benefits, whether or not such Employee Benefit Plan is or is intended to be (i) covered or qualified under the Code, ERISA or any other applicable Law, (ii) written or oral, (iii) funded or unfunded, (iv) actual or contingent or (v) arrived at through collective bargaining or otherwise.

“Environmental Laws” shall mean all Laws relating to pollution or protection of human health or the environment (including ambient air, surface water, ground water, land surface or subsurface strata) and which are administered, interpreted or enforced by the United States Environmental Protection Agency and state and local Governmental Authorities with jurisdiction over, and including common law in respect of, pollution or protection of the environment, including: (i) the Comprehensive Environmental Response Compensation and Liability Act, 42 U.S.C. §§9601 et seq. (“CERCLA”); (ii) the Solid Waste Disposal Act, as amended by the Resource Conservation and Recovery Act, 42 U.S.C. §§6901 et seq. (“RCRA”); (iii) the Emergency Planning and Community Right to Know Act (42 U.S.C. §§11001 et seq.); (iv) the Clean Air Act (42 U.S.C. §§7401 et seq.); (v) the Clean Water Act (33 U.S.C. §§1251 et seq.); (vi) the Toxic Substances Control Act (15 U.S.C. §§2601 et seq.); (vii) any state, county, municipal or local statues, laws or ordinances similar or analogous to the federal statutes listed in parts (i) - (vi) of this subparagraph; (viii) any existing amendments to the statues, laws or ordinances listed in parts (i) - (vi) of this subparagraph, (ix) any rules, regulations, guidelines, directives, orders or the like adopted pursuant to or implementing the statutes, laws, ordinances and amendments listed in parts (i) - (vii) of this subparagraph; and (x) any other law, statute, ordinance, amendment, rule, regulation, guideline, directive, order or the like in effect now relating to environmental, health or safety matters and other Laws relating to emissions, discharges, releases, or threatened releases of any Hazardous Material, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport, or handling of any Hazardous Material.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended through the date of this Agreement.

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“ERISA Affiliate” means any trade or business, whether or not incorporated, which together with a First South Entity would be treated as a single employer under Code Section 414 or would be deemed a single employer within the meaning of Code Section 414.

“Exchange Act” means the Securities Exchange Act of 1934, and the rules and regulations promulgated thereunder.

“Exchange Act Documents” means all forms, proxy statements, registration statements, reports, schedules, and other documents, including all certifications and statements required by the Exchange Act or Section 906 of the Sarbanes-Oxley Act with respect to any report that is an Exchange Act Document, filed, or required to be filed, by a Party or any of its Subsidiaries with any Regulatory Authority pursuant to the Securities Laws.

“Exchange Agent” shall have the meaning as set forth in Section 3.2(a) of the Agreement.

“Exchange Fund” shall have the meaning as set forth in Section 3.2(a) of the Agreement.

“Executive Officers” means the President and Chief Executive Officer and the EVP/Chief Financial Officer of First South and First South Bank, and the EVP/Chief Banking Officer, EVP/Chief Credit Officer, EVP/Director of Bank Operations, and EVP/Mortgage Lending of First South Bank.

“Exhibits” means the Exhibits so marked, copies of which are attached to this Agreement. Such Exhibits are hereby incorporated by reference herein and made a part hereof, and may be referred to in this Agreement and any other related instrument or document without being attached hereto or thereto.

“Extinguished Shares” shall have the meaning as set forth in Section 3.1(f) of the Agreement.

“FDIC” means the Federal Deposit Insurance Corporation.

“Federal Reserve” means the Board of Governors of the Federal Reserve System and the Federal Reserve Bank of Richmond, as applicable.

“Final Index Price” means the average of the closing price of the Nasdaq Bank Index for the 20 trading days immediately preceding the Measurement Date.

“First South” shall have the meaning as set forth in the introduction of the Agreement.

“First South Benefit Plan(s)” shall have the meaning as set forth in Section 4.15(a) of the Agreement.

“First South’s Board” means the Board of Directors of First South.

“First South Book-Entry Shares” shall have the meaning set forth in Section 3.1(d) of the Agreement.

“First South Common Stock” means the $0.01 par value common stock of First South.

“First South Contracts” shall have the meaning as set forth in Section 4.16(a) of the Agreement.

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“First South Disclosure Memorandum” means the written information entitled “First South Disclosure Memorandum” delivered with this Agreement, it being understood that a disclosure in any section of the First South Disclosure Memorandum shall be deemed to have been set forth in all other applicable sections of the First South Disclosure Memorandum where it is reasonably apparent on the face of such disclosure that such disclosure is applicable to such other sections of the First South Disclosure Memorandum, notwithstanding the omission of any cross-reference to such other section, and it being understood further that the inclusion of any disclosure on the First South Disclosure Memorandum does not make such disclosure a material disclosure.

“First South Entities” means, collectively, First South and all First South Subsidiaries.

“First South Entities’ D&O Policies” shall have the meaning as set forth in Section 7.11(b) of the Agreement.

“First South Equity Plans” means the First South Bancorp, Inc. 1997 Stock Option Plan and the First South Bancorp, Inc. 2008 Equity Incentive Plan.

“First South ERISA Plan” shall have the meaning as set forth in Section 4.15(a) of the Agreement.

“First South Financial Advisor” means Raymond James & Associates, Inc.

“First South Financial Statements” means (i) the consolidated balance sheets of First South as of March 31, 2017, and the related statements of income, changes in shareholders’ equity, and cash flows (including related notes and schedules, if any) for the quarter ended March 31, 2017, and for each of the three fiscal years ended December 31, 2016, as filed by First South with the SEC on its Quarterly Report on Form 10-Q for the quarter then ended, and (ii) the consolidated balance sheets of First South (including related notes and schedules, if any) and related statements of income, changes in shareholders’ equity, and cash flows (including related notes and schedules, if any) as filed by First South with the SEC on its Annual Report on Form 10-K for the year then ended.

“First South Material Adverse Effect” means an event, change or occurrence which, individually or together with any other event, change or occurrence, has a material adverse effect on (i) the financial position, property, business, assets or results of operations of First South and its Subsidiaries, taken as a whole, or (ii) the ability of First South to perform its material obligations under this Agreement or to consummate the Merger or the other transactions contemplated by this Agreement, provided, that “First South Material Adverse Effect” shall not be deemed to include the effects of (A) changes in banking and other Laws of general applicability or interpretations thereof by Governmental Authorities, (B) changes in GAAP or regulatory accounting principles generally applicable to banks and their holding companies, (C) actions and omissions of First South (or any of its Subsidiaries) taken with the prior written consent of Carolina Financial in contemplation of the transactions contemplated hereby, (D) changes in economic conditions affecting financial institutions generally, including changes in interest rates, credit availability and liquidity, and price levels or trading volumes in securities markets, except to the extent First South is materially and adversely affected in a disproportionate manner as compared to other community banks and their holding companies in the Southeastern United States, (E) changes resulting from the announcement or pendency of the transactions contemplated by this Agreement, or (F) the direct effects of negotiating, entering into, and compliance with this Agreement on the operating performance of First South. “First South Material Adverse Effect” shall not be deemed to include any failure to meet analyst projections, in and of itself, or, in and of itself, or the trading price of the First South Common Stock (it being understood that the facts or occurrences giving rise or contributing to any such effect, change or development which affects or otherwise relates to the failure to meet analyst financial forecasts or the trading price, as the case may be, may be deemed to constitute, or be taken into account in determining whether there has been, or would reasonably be expected to be, a First South Material Adverse Effect).

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“First South Options” shall have the meaning as set forth in Section 3.4(b) of the Agreement.

“First South Recommendation” shall have the meaning as set forth in Section 7.1(a) of the Agreement.

“First South Realty” shall have the meaning as set forth in Section 4.10(e) of the Agreement.

“First South’s Shareholders’ Meeting” means the meeting of First South’s shareholders to be held pursuant to Section 7.1(a), including any postponements or adjournments thereof.

“First South Stock Award” means a restricted stock award granted under a First South Equity Plan.

“First South Subsidiaries” means the Subsidiaries of First South and First South Bank. As of the date of this Agreement, the First South Subsidiaries are First South Bank, and First South Preferred Trust I. The First South Bank Subsidiaries are DTFS, Inc., First South Insurance LLC, First South Investments, Inc. and First South Leasing, LLC.

“GAAP” means generally accepted accounting principles in the United States, consistently applied during the periods involved.

“Governmental Authority” means any federal, state, local, foreign, or other court, board, body, commission, agency, authority or instrumentality, arbitral authority, self-regulatory authority, mediator, tribunal, including Regulatory Authorities and Taxing Authorities.

“Group” shall have the meaning as set forth in Section 13(d) of the Exchange Act.

“Hazardous Material” means any chemical, substance, waste, material, pollutant, or contaminant defined as or deemed hazardous or toxic or otherwise regulated under any Environmental Law, including RCRA hazardous wastes, CERCLA hazardous substances, and HSRA regulated substances, pesticides and other agricultural chemicals, oil and petroleum products or byproducts and any constituents thereof, urea formaldehyde insulation, lead in paint or drinking water, mold, asbestos, and polychlorinated biphenyls (PCBs): (i) any hazardous substance, hazardous material, hazardous waste, regulated substance, or toxic substance (as those terms are defined by any applicable Environmental Laws) and (ii) any chemicals, pollutants, contaminants, petroleum, petroleum products, or oil (and specifically shall include asbestos requiring abatement, removal, or encapsulation pursuant to the requirements of Environmental Law), provided, notwithstanding the foregoing or any other provision in this Agreement to the contrary, the words “Hazardous Material” shall not mean or include any such Hazardous Material used, generated, manufactured, stored, disposed of or otherwise handled in normal quantities in the ordinary course of business in compliance with all applicable Environmental Laws, or such that may be naturally occurring in any ambient air, surface water, ground water, land surface or subsurface strata.

“IIPI” shall have the meaning as set forth in Section 4.13(b)(vii) of the Agreement.

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“Indemnified Party” shall have the meaning as set forth in Section 7.11(a) of the Agreement.

“Index Change Ratio” shall have the meaning as set forth in Section 3.1(b) of the Agreement.

“Individually Identifiable Personal Information” or “IIPI” shall have the meaning as set forth in Section 4.17(a) of the Agreement.

“Initial Index Price” $3,898.34.

“Initial Price” means $30.63.

“Intellectual Property” means copyrights, patents, trademarks, service marks, service names, trade names, domain names, together with all goodwill associated therewith, registrations and applications therefor, technology rights and licenses, computer software (including any source or object codes therefor or documentation relating thereto), trade secrets, franchises, know-how, inventions, and other intellectual property rights.

“IRS” shall have the meaning as set forth in Section 4.15(b) of the Agreement.

“Joint Proxy Statement/Prospectus” shall have the meaning as set forth in Section 4.2(c) of the Agreement.

“Knowledge” as used with respect to a Person (including references to such Person being aware of a particular matter) means those facts that are known, or should reasonably have been known after reasonable inquiry of the records and employees of such Person, by the chief executive officer or chief financial officer of such Person without any further investigation.

“Law” means any code, law (including common law), ordinance, regulation, reporting or licensing requirement, rule, statute, regulation or order applicable to a Person or its Assets, Liabilities or business, including those promulgated, interpreted or enforced by any Regulatory Authority.

“Liability” or “Liabilities” means any direct or indirect, primary or secondary, liability, indebtedness, obligation, penalty, cost or expense (including reasonable attorneys’ fees, costs of investigation, collection and defense), claim, deficiency, guaranty or endorsement of or by any Person (other than endorsements of notes, bills, checks, and drafts presented for collection or deposit in the ordinary course of business) of any type, whether accrued, absolute or contingent, liquidated or unliquidated, matured or unmatured, or otherwise.

“Lien” means any conditional sale agreement, default of title, easement, encroachment, encumbrance, hypothecation, infringement, lien, mortgage, pledge, reservation, restriction, security interest, title retention or other security arrangement, or any adverse right or interest, charge, or claim of any nature whatsoever of, on, or with respect to any property or any property interest, other than (i) Liens for current property Taxes not yet due and payable, and (ii) for any depository institution, pledges to secure public deposits and other Liens incurred in the ordinary course of the banking business.

“Litigation” means any action, arbitration, cause of action, lawsuit, claim, complaint, criminal prosecution, governmental or other examination or investigation, audit (other than regular audits of financial statements by outside auditors), compliance review, inspection, hearing, administrative or other proceeding relating to or affecting a Party, its business, its Assets or Liabilities (including Contracts related to Assets or Liabilities), or the transactions contemplated by this Agreement, but shall not include regular, periodic examinations of depository institutions and their Affiliates by Regulatory Authorities.

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“Loan” means all loan agreements, notes or borrowing arrangements (including leases, credit enhancements, commitments, guarantees and interest-bearing assets) payable to the First South Entities.

“Material” or “material” for purposes of this Agreement shall be determined in light of the facts and circumstances of the matter in question; provided, that any specific monetary amount stated in this Agreement shall determine materiality in that instance.

“Measurement Date” means the date which is five business days immediately prior to the date on which the Effective Time is to occur.

“Merger” shall have the meaning as set forth in the Recitals of the Agreement.

“Merger Consideration” shall have the meaning as set forth in Section 3.1(a) of the Agreement.

“Notice of Recommendation Change” shall have the meaning as set forth in Section 7.1(b) of the Agreement.

“Off-Balance Sheet Arrangements” shall have the meaning as set forth in Section 4.6 of the Agreement.

“Order” means any administrative decision or award, decree, injunction, judgment, order, quasi-judicial decision or award, directive, ruling, or writ of any Governmental Authority.

“Party” means First South or Carolina Financial, as applicable, and “Parties” means First South and Carolina Financial.

“Party in Interest” shall have the meaning as set forth in Section 4.15(f) of the Agreement.

“Permit” means any federal, state, local, and foreign Governmental Authority approval, authorization, certificate, easement, filing, franchise, license, notice, permit, or right to which any Person is a party or that is or may be binding upon or inure to the benefit of any Person or its securities, Assets, or business, the absence of which or a default under would constitute a Carolina Financial Material Adverse Effect or First South Adverse Effect, as the case may be.

“Per Share Purchase Price” means $15.78.

“Person” means a natural person or any legal, commercial or Governmental Authority, such as, but not limited to, a corporation, general partnership, joint venture, limited partnership, limited liability company, limited liability partnership, trust, business association, group acting in concert, or any person acting in a representative capacity.

“PPACA” shall have the meaning as set forth in Section 4.15(x) of the Agreement.

“Premium Multiple” shall have the meaning as set forth in Section 7.11(b) of the Agreement.

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“Prohibited Transaction” shall have the meaning as set forth in Section 4.15(f) of the Agreement.

“Qualified Group” shall have the meaning set forth in Section 5.7 of the Agreement.

“RCRA” shall have the meaning as set forth in the definition of “Environmental Laws” set forth above.

“Registration Statement” shall have the meaning set forth in Section 4.2(c) of the Agreement.

“Regulatory Authorities” means, collectively, the SEC, the NASDAQ Stock Market, the Financial Industry Regulatory Authority, Inc., the North Carolina Commissioner of Banks, the North Carolina Banking Commission, the South Carolina Board of Financial Institutions, the FDIC, the Department of Justice, and the Federal Reserve and all other federal, state, county, local or other Governmental Authorities having jurisdiction over a Party or its Subsidiaries.

“Replacement Stock Award” shall have the meaning as set forth in Section 3.4(c) of the Agreement.

“Representative” means any investment banker, financial advisor, attorney, accountant, consultant, or other representative or agent of a Person.

“Requisite First South Shareholder Vote” shall have the meaning as set forth in Section 4.2(a) of the Agreement.

“Requisite Carolina Financial Stockholder Votes” shall have the meaning as set forth in Section 5.2(a) of the Agreement.

“Rights” shall mean all arrangements, calls, commitments, Contracts, options, rights to subscribe to, scrip, warrants, or other binding obligations of any character whatsoever by which a Person is or may be bound to issue additional shares of its capital stock or other securities, securities or rights convertible into or exchangeable for, shares of the capital stock or other securities of a Person or by which a Person is or may be bound to issue additional shares of its capital stock or other Rights.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002, and the rules and regulations promulgated thereunder.

“SCBCA” means the South Carolina Business Corporation Act of 1988.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, and the rules and regulations promulgated thereunder.

“Securities Laws” means the Securities Act, the Exchange Act, the Investment Company Act of 1940, the Investment Advisors Act of 1940, the Trust Indenture Act of 1939, and the rules and regulations of any Regulatory Authority promulgated thereunder.

“Shareholder Support Agreements” shall have the meaning as set forth in Section 7.9(e) of the Agreement.

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“Subsidiaries” means all those corporations, banks associations, or other entities of which the entity in question either (i) owns or controls 50% or more of the outstanding equity securities either directly or through an unbroken chain of entities as to each of which 50% or more of the outstanding equity securities is owned directly or indirectly by its parent (provided, there shall not be included any such entity the equity securities of which are owned or controlled in a fiduciary capacity), (ii) in the case of partnerships, serves as a general partner, (iii) in the case of a limited liability company, serves as a managing member, or (iv) otherwise has the ability to elect a majority of the directors, trustees or managing members thereof.

“Superior Proposal” means any bona fide written Acquisition Proposal made by a third party that if consummated would result in such Person (or its shareholders) owning, directly or indirectly, more than 50% of the shares of First South Common Stock then outstanding (or of the shares of the surviving entity in a merger or the direct or indirect parent of the surviving entity in a merger) or all or substantially all of the assets of the First South which the First South’s Board (after consultation with the First South Financial Advisor and the First South’s outside counsel) determines (taking into account all financial, legal, regulatory, and other aspects of such proposal and the third party making the proposal) in good faith to be (i) more favorable to the First South’s Shareholders from a financial point of view than the Merger (taking into account all the terms and conditions of such proposal and this Agreement (including any changes to the financial terms of this Agreement proposed by Carolina Financial in response to such offer or otherwise)), and (ii) reasonably capable of being completed.

“Surviving Corporation” means Carolina Financial as the surviving corporation resulting from the Merger as set forth in Section 1.1 of the Agreement.

“Surviving Bank” means CresCom Bank as the surviving bank resulting from the Bank Merger as set forth in Section 1.5 of the Agreement.

“Tax” or “Taxes” means any and all taxes and charges, fees, levies, imposts, duties, or assessments in the nature of a tax, including income, gross receipts, excise, employment, sales, use, transfer, recording license, payroll, franchise, severance, documentary, stamp, occupation, windfall profits, environmental, federal highway use, commercial rent, customs duties, capital stock, paid-up capital, profits, withholding, Social Security, single business and unemployment, disability, real property, personal property, registration, ad valorem, value added, alternative or add-on minimum, estimated, or other taxes, fees, assessments or charges of any kind whatsoever, that, in any case, are imposed or required to be withheld by any Governmental Authority (domestic or foreign), including any interest, penalties, and additions imposed thereon or with respect thereto.

“Tax Return” means any report, return, information return, or other information required to be supplied to a Governmental Authority in connection with Taxes, including any return of an affiliated or combined or unitary group that includes a Party or its Subsidiaries.

“Taxing Authority” means the Internal Revenue Service and any other Governmental Authority responsible for the administration of any Tax.

“Termination Fee” shall have the meaning as set forth in Section 9.3(a) of the Agreement.

“Treasury Regulations” means the final regulations promulgated under the Code by the United States Department of the Treasury.

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“VSCA” means the Virginia Stock Corporation Act.

“WARN Act” shall have the meaning as set forth in Section 4.14(d) of the Agreement.

(b)                Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed followed by the words “without limitation”, and such terms shall not be limited by enumeration or example. When used in this Agreement, words such as “herein”, “hereinafter”, “hereof”, “hereto”, and “hereunder” refer to this Agreement as a whole, unless the context clearly requires otherwise.

10.2	Expenses.

Each of the Parties shall bear and pay all direct costs and expenses incurred by it or on its behalf in connection with the transactions contemplated hereunder, including filing, registration and application fees, printing fees, and fees and expenses of its own financial or other consultants, investment bankers, accountants, and counsel, and which in the case of First South, shall be paid at or prior to Closing and prior to the Effective Time.

10.3	Brokers and Finders.

Except for the First South Financial Advisor as to First South and the Carolina Financial Financial Advisor as to Carolina Financial, each of the Parties represents and warrants that neither it nor any of its officers, directors, employees, or Affiliates has employed any broker or finder or incurred any Liability for any financial advisory fees, investment bankers’ fees, brokerage fees, commissions, or finders’ fees in connection with this Agreement or the transactions contemplated hereby. In the event of a claim by any broker or finder based upon such broker’s representing or being retained by or allegedly representing or being retained by First South or Carolina Financial, each of First South or Carolina Financial, as the case may be, agrees to indemnify and hold the other Party harmless from any Liability in respect of any such claim. First South has provided a copy of the First South Financial Advisor’s engagement letter and expected fee for its services as disclosed in Section 10.3 of the First South Disclosure Memorandum and shall pay all amounts due thereunder at Closing and prior to the Effective Time.

10.4	Entire Agreement.

Except as otherwise expressly provided herein, this Agreement (including the documents and instruments referred to herein) constitutes the entire agreement between the Parties with respect to the transactions contemplated hereunder and supersedes all prior arrangements or understandings with respect thereto, written or oral. Nothing in this Agreement expressed or implied, is intended to confer upon any Person, other than the Parties or their respective successors, any rights, remedies, obligations, or liabilities under or by reason of this Agreement, other than as provided in Sections 7.9 and 7.11.

10.5	Amendments.

To the extent permitted by Law, and subject to Section 1.4, this Agreement may be amended by a subsequent writing signed by each of the Parties upon the approval of each of the Parties, whether before or after the Requisite First South Shareholder Vote and the Requisite Carolina Financial Stockholder Votes of this Agreement have been obtained; provided, that after any such approval by the holders of First South Common Stock, there shall be made no amendment that (a) reduces or modifies in any respect the consideration to be received by holders of First South Common Stock or (b) alters or changes any of the terms and conditions of this Agreement if such alteration or change would adversely affect the holders of First South Common Stock.

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10.6	Waivers.

(a)                Prior to or at the Effective Time, Carolina Financial, acting through its Board of Directors, chief executive officer, or other authorized officers, shall have the right to waive any Default in the performance of any term of this Agreement by First South, to waive or extend the time for the compliance or fulfillment by First South of any and all of its obligations under this Agreement, and to waive any or all of the conditions precedent to the obligations of Carolina Financial under this Agreement, except any condition which, if not satisfied, would result in the violation of any Law. No such waiver shall be effective unless in writing signed by a duly authorized officer of Carolina Financial.

(b)                Prior to or at the Effective Time, First South, acting through its Board of Directors, chief executive officer, or other authorized officer, shall have the right to waive any Default in the performance of any term of this Agreement by Carolina Financial, to waive or extend the time for the compliance or fulfillment by Carolina Financial of any and all of its obligations under this Agreement, and to waive any or all of the conditions precedent to the obligations of First South under this Agreement, except any condition which, if not satisfied, would result in the violation of any Law. No such waiver shall be effective unless in writing signed by a duly authorized officer of First South.

(c)                The failure of any Party at any time or times to require performance of any provision hereof shall in no manner affect the right of such Party at a later time to enforce the same or any other provision of this Agreement. No waiver of any condition or of the breach of any term contained in this Agreement in one or more instances shall be deemed to be or construed as a further or continuing waiver of such condition or breach or a waiver of any other condition or of the breach of any other term of this Agreement.

10.7	Assignment.

Except as expressly contemplated hereby, neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any Party hereto (whether by operation of Law, including by merger or consolidation, or otherwise) without the prior written consent of the other Party. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and assigns.

10.8	Notices.

All notices or other communications which are required or permitted hereunder shall be in writing and sufficient if delivered by hand, by registered or certified mail, postage pre-paid, or by courier or overnight carrier, or email (with, in the case of email, confirmation of date and time by the transmitting equipment) to the persons at the addresses set forth below (or at such other address as may be provided hereunder), and shall be deemed to have been delivered as of the date so delivered or refused:

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Carolina Financial:	Carolina Financial Corporation
288 Meeting Street
Charleston, SC 29401
Attention: Jerold L. Rexroad

Copy to Counsel:	Nelson Mullins Riley & Scarborough LLP
Poinsett Plaza, Suite 900
104 South Main Street
Greenville, SC 29601
Attention: Neil E. Grayson

First South:	First South Bancorp, Inc.
1311 Carolina Avenue
Washington, NC 27889
Attention: Bruce W. Elder

Copy to Counsel:	Wyrick Robbins Yates & Ponton LLP
4101 Lake Boone Trail, Suite 300
Raleigh, NC 27607
Attention: Todd H. Eveson

10.9	Governing Law; Jurisdiction.

Regardless of any conflict of law or choice of law principles that might otherwise apply, the Parties agree that this Agreement shall be governed by and construed in all respects in accordance with the laws of the State of South Carolina. The Parties agree that any suit, action or proceeding brought by either Party to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby shall be brought in any federal or state court located in Charleston, South Carolina. Each of the Parties submits to the jurisdiction of any such court in any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of, or in connection with, this Agreement or the transactions contemplated hereby and hereby irrevocably waives the benefit of jurisdiction derived from present or future domicile or otherwise in such action or proceeding. Each Party irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum.

10.10	Counterparts.

This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.

10.11	Captions; Articles and Sections.

The captions contained in this Agreement are for reference purposes only and are not part of this Agreement. Unless otherwise indicated, all references to particular Articles or Sections shall mean and refer to the referenced Articles and Sections of this Agreement.

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10.12	Interpretations.

(a)                Neither this Agreement nor any uncertainty or ambiguity herein shall be construed or resolved against any Party, whether under any rule of construction or otherwise. No Party to this Agreement shall be considered the draftsman. The Parties acknowledge and agree that this Agreement has been reviewed, negotiated, and accepted by all Parties and their attorneys and shall be construed and interpreted according to the ordinary meaning of the words used so as fairly to accomplish the purposes and intentions of all Parties hereto.

(b)                No disclosure, representation or warranty shall be required to be made (or any other action taken) pursuant to this Agreement that would involve the disclosure of confidential supervisory information of a Governmental Authority by any Party hereto to the extent prohibited by applicable law, and, to the extent legally permissible, appropriate substitute disclosures or actions shall be made or taken under circumstances in which the limitations of this sentence apply.

(c)        Any reference contained in this Agreement to specific statutory or regulatory provisions or to specific Governmental Authorities includes any successor statute or regulation, or Governmental Authority, as the case may be. Unless otherwise specified, the references to “Section” and “Article” in this Agreement are to the Sections and Articles of this Agreement.

10.13	Enforcement of Agreement.

The Parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement was not performed in accordance with its specific terms or was otherwise breached. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

10.14	Severability.

Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

[Signature page follows]

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IN WITNESS WHEREOF, each of the Parties has caused this Agreement to be executed on its behalf by its duly authorized officers as of the day and year first above written.

CAROLINA FINANCIAL CORPORATION
(CAROLINA FINANCIAL)

By:	/s/ Jerold L. Rexroad
Jerold L. Rexroad
President and Chief Executive Officer

FIRST SOUTH BANCORP, INC.
(FIRST SOuth)

By:	/s/ Bruce W. Elder
Bruce W. Elder
President and Chief Executive Officer

[Signature page to Agreement and Plan of Merger and Reorganization]

Annex B

Opinion of Keefe, Bruyette & Woods, Inc.

June 9, 2017

The Board of Directors

Carolina Financial Corporation

288 Meeting Street

Charleston, South Carolina 29401

Members of the Board:

You have requested the opinion of Keefe, Bruyette & Woods, Inc. (“KBW” or “we”) as investment bankers as to the fairness, from a financial point of view, to Carolina Financial Corporation (“Carolina”) of the Exchange Ratio (as defined below) in the proposed merger (the “Merger”) of First South Bancorp, Inc. (“First South”) with and into Carolina, pursuant to the Agreement and Plan of Merger and Reorganization (the “Agreement”) to be entered into by and between Carolina and First South. Pursuant to the Agreement and subject to the terms, conditions and limitations set forth therein, at the Effective Time (as defined in the Agreement), by virtue of the Merger and without any action on the part of Carolina or First South, each share of common stock, par value $0.01 per share, of First South (“First South Common Stock”) that is issued and outstanding immediately prior to the Effective Time (other than the Extinguished Shares (as defined in the Agreement)) shall be converted into the right to receive 0.52 of a share of common stock, par value $0.01 per share, of Carolina (“Carolina Common Stock”), subject to adjustment as provided in the Agreement (as to which we express no opinion). The ratio of 0.52 of a share of Carolina Common Stock for one share of First South Common Stock is referred to herein as the “Exchange Ratio.” The terms and conditions of the Merger are more fully set forth in the Agreement.

The Agreement further provides that, simultaneously with or immediately following the Effective Time, and pursuant to a separate bank agreement of merger, First South Bank, a wholly-owned subsidiary of First South, will merge with and into CresCom Bank, a wholly-owned subsidiary of Carolina, with CresCom Bank as the surviving entity (such transaction, the “Bank Merger”).

KBW has acted as financial advisor to Carolina and not as an advisor to or agent of any other person. As part of our investment banking business, we are continually engaged in the valuation of bank and bank holding company securities in connection with acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for various other purposes. As specialists in the securities of banking companies, we have experience in, and knowledge of, the valuation of banking enterprises. In the ordinary course of our and their broker-dealer businesses, we and our affiliates may from time to time purchase securities from, and sell securities to, Carolina and First South. In addition, as a market maker in securities, we and our affiliates may from time to time have a long or short position in, and buy or sell, debt or equity securities of Carolina or First South for our and their own respective accounts and for the accounts of our and their respective customers and clients. We have acted exclusively for the board of directors of Carolina (the “Board”) in rendering this opinion and will receive a fee from Carolina for our services. A portion of our fee is payable upon the rendering of this opinion, and a significant portion is contingent upon the successful completion of the Merger. In addition, Carolina has agreed to indemnify us for certain liabilities arising out of our engagement.

In addition to this present engagement, in the past two years KBW has provided investment banking and financial advisory services to Carolina for which compensation was received. KBW acted as financial advisor to Carolina in connection with its March 2017 acquisition of Greer Bancshares Incorporated. In addition, KBW acted as an underwriter in connection with each of Carolina’s January 2017 and December 2015 registered offerings of Carolina Common Stock. In the past two years, KBW has not provided investment banking and financial advisory services to First South. We may in the future provide investment banking and financial advisory services to Carolina or First South and receive compensation for such services.

In connection with this opinion, we have reviewed, analyzed and relied upon material bearing upon the financial and operating condition of Carolina and First South and bearing upon the Merger, including among other things, the following: (i) a draft of the Agreement dated June 8, 2017 (the most recent draft made available to us); (ii) the audited financial statements and the Annual Reports on Form 10-K for the three fiscal years ended December 31, 2016 of Carolina; (iii) the unaudited quarterly financial statements and the Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2017 of Carolina; (iv) the audited financial statements and the Annual Reports on Form 10-K for the three fiscal years ended December 31, 2016 of First South; (v) the unaudited quarterly financial statements and the Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2017 of First South; (vi) certain regulatory filings of Carolina and First South and their respective subsidiaries, including the quarterly reports on Form FRY-9C and quarterly call reports filed with respect to each quarter during the three year period ended December 31, 2016 and the quarter ended March 31, 2017; (vii) certain other interim reports and other communications of Carolina and First South to their respective stockholders; and (viii) other financial information concerning the respective businesses and operations of Carolina and First South that was furnished to us by Carolina and First South or which we were otherwise directed to use for purposes of our analysis. Our consideration of financial information and other factors that we deemed appropriate under the circumstances or relevant to our analyses included, among others, the following: (i) the historical and current financial position and results of operations of Carolina and First South; (ii) the assets and liabilities of Carolina and First South; (iii) the nature and terms of certain other merger transactions and business combinations in the banking industry; (iv) a comparison of certain financial and stock market information of Carolina and First South with similar information for certain other companies, the securities of which are publicly traded; (v) financial and operating forecasts and projections of First South with respect to the 2017 fiscal year that were prepared by, and provided to us and discussed with us by, First South management and that were used and relied upon by us based on such discussions, at the direction of Carolina management and with the consent of the Board; (vi) financial and operating forecasts and projections of First South with respect to the period from the 2018 fiscal year through the 2020 fiscal year that were prepared by Carolina management, as well as assumed First South long-term growth rates with respect to periods thereafter, all of which information was provided to us and discussed with us by Carolina management and used and relied upon by us at the direction of such management and with the consent of the Board; (vii) the publicly available consensus “street estimates” of Carolina, as well as assumed Carolina long-term growth rates provided to us by Carolina management, all of which information was discussed with us by such management and used and relied upon by us at the direction of such management and with the consent of the Board; and (viii) estimates regarding certain pro forma financial effects of the Merger on Carolina (including without limitation the cost savings and related expenses expected to result or be derived from the Merger) that were prepared by Carolina management, provided to and discussed with us by such management, and used and relied upon by us at the direction of such management and with the consent of the Board. We have also performed such other studies and analyses as we considered appropriate and have taken into account our assessment of general economic, market and financial conditions and our experience in other transactions, as well as our experience in securities valuation and knowledge of the banking industry generally. We have also participated in discussions that were held by the managements of Carolina and First South regarding the past and current business operations, regulatory relations, financial condition and future prospects of their respective companies and such other matters as we have deemed relevant to our inquiry.

In conducting our review and arriving at our opinion, we have relied upon and assumed the accuracy and completeness of all of the financial and other information provided to us or that was publicly available and we have not independently verified the accuracy or completeness of any such information or assumed any responsibility or liability for such verification, accuracy or completeness. We have relied upon the management of First South, with the consent of Carolina, as to the reasonableness and achievability of the financial and operating forecasts and projections of First South with respect to the 2017 fiscal year referred to above (and the assumptions and bases therefor), and we have assumed that such forecasts and projections were reasonably prepared and represent the best currently available estimates and judgments of First South management with respect to such fiscal year and that such forecasts and projections will be realized in the amounts and in the time periods currently estimated by such management. In addition, we have relied upon the management of Carolina as to the reasonableness and achievability of the financial and operating forecasts and projections of First South with respect to the period from the 2018 fiscal year through the 2020 fiscal year, as well as assumed First South long-term growth rates with respect to periods thereafter, all as referred to above (and the assumptions and bases for all such information) and we have assumed that all such information was reasonably prepared and represents the best currently available estimates and judgments of Carolina management and that the forecasts, projections and estimates contained in such information will be realized in the amounts and in the time periods currently estimated by such management. We have further relied upon the management of Carolina as to the reasonableness and achievability of the publicly available consensus “street estimates” of Carolina, the assumed Carolina long-term growth rates and the estimates regarding certain pro forma financial effects of the Merger on Carolina (including, without limitation, the cost savings and related expenses expected to result or be derived from the Merger) referred to above and the assumptions set forth in and the bases for such information. We have assumed, at the direction of Carolina, that all such information was reasonably prepared and represents, or in the case of the publicly available consensus “street estimates” of Carolina referred to above that such estimates are consistent with, the best currently available estimates and judgments of Carolina management, and that the forecasts, projections and estimates reflected in such information will be realized in the amounts and in the time periods currently estimated.

It is understood that the forecasts, projections and estimates of Carolina and First South that were provided to and discussed with us were not prepared with the expectation of public disclosure, that all such forecasts, projections and estimates, together with the publicly available consensus “street estimates” of Carolina referred to above, are based on numerous variables and assumptions that are inherently uncertain, including, without limitation, factors related to general economic and competitive conditions and that, accordingly, actual results could vary significantly from those set forth in such information. We have assumed, based on discussions with the respective managements of Carolina and First South and with the consent of the Board, that all such information provides a reasonable basis upon which we could form our opinion and we express no view as to any such information or the assumptions or bases therefor. We have relied on all such information without independent verification or analysis and do not in any respect assume any responsibility or liability for the accuracy or completeness thereof.

We also have assumed that there have been no material changes in the assets, liabilities, financial condition, results of operations, business or prospects of either Carolina or First South since the date of the last financial statements of each such entity that were made available to us and that we were directed to use. We are not experts in the independent verification of the adequacy of allowances for loan and lease losses and we have assumed, without independent verification and with your consent, that the aggregate allowances for loan and lease losses for each of Carolina and First South are adequate to cover such losses. In rendering our opinion, we have not made or obtained any evaluations or appraisals or physical inspection of the property, assets or liabilities (contingent or otherwise) of Carolina or First South, the collateral securing any of such assets or liabilities, or the collectability of any such assets, nor have we examined any individual loan or credit files, nor did we evaluate the solvency, financial capability or fair value of Carolina or First South under any state or federal laws, including those relating to bankruptcy, insolvency or other matters. Estimates of values of companies and assets do not purport to be appraisals or necessarily reflect the prices at which companies or assets may actually be sold. Because such estimates are inherently subject to uncertainty, we assume no responsibility or liability for their accuracy.

We have assumed, in all respects material to our analyses, the following: (i) that the Merger and any related transactions (including the Bank Merger) will be completed substantially in accordance with the terms set forth in the Agreement (the final terms of which we have assumed will not differ in any respect material to our analyses from the draft version reviewed by us and referred to above), with no adjustments to the Exchange Ratio and with no other consideration or payments in respect of First South Common Stock; (ii) that the representations and warranties of each party in the Agreement and in all related documents and instruments referred to in the Agreement are true and correct; (iii) that each party to the Agreement or any of the related documents will perform all of the covenants and agreements required to be performed by such party under such documents; (iv) that there are no factors that would delay or subject to any adverse conditions, any necessary regulatory or governmental approval for the Merger or any related transaction (including the Bank Merger) and that all conditions to the completion of the Merger and any such related transaction will be satisfied without any waivers or modifications to the Agreement or any of the related documents; and (v) that in the course of obtaining the necessary regulatory, contractual, or other consents or approvals for the Merger and any related transactions (including the Bank Merger), no restrictions, including any divestiture requirements, termination or other payments or amendments or modifications, will be imposed that will have a material adverse effect on the future results of operations or financial condition of Carolina, First South, the pro forma entity or the contemplated benefits of the Merger, including without limitation the cost savings and related expenses expected to result or be derived from the Merger. We have assumed that the Merger will be consummated in a manner that complies with the applicable provisions of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and all other applicable federal and state statutes, rules and regulations. We have further been advised by representatives of Carolina that Carolina has relied upon advice from its advisors (other than KBW) or other appropriate sources as to all legal, financial reporting, tax, accounting and regulatory matters with respect to Carolina, First South, the Merger and any related transaction (including the Bank Merger), and the Agreement. KBW has not provided advice with respect to any such matters.

This opinion addresses only the fairness, from a financial point of view, as of the date hereof, of the Exchange Ratio in the Merger to Carolina. We express no view or opinion as to any other terms or aspects of the Merger or any term or aspect of any related transaction (including the Bank Merger), including without limitation, the form or structure of the Merger or any such related transaction, any consequences of the Merger to Carolina, its stockholders, creditors or otherwise, or any terms, aspects, merits or implications of any employment, retention, consulting, voting, support, cooperation, stockholder or other agreements, arrangements or understandings contemplated or entered into in connection with the Merger, any such related transaction, or otherwise. Our opinion is necessarily based upon conditions as they exist and can be evaluated on the date hereof and the information made available to us through the date hereof. It is understood that subsequent developments may affect the conclusion reached in this opinion and that KBW does not have an obligation to update, revise or reaffirm this opinion. For purposes of our analyses, we have not incorporated recently-announced proposed changes to United States tax laws regarding corporate tax rates. Our opinion does not address, and we express no view or opinion with respect to, (i) the underlying business decision of Carolina to engage in the Merger or enter into the Agreement, (ii) the relative merits of the Merger as compared to any strategic alternatives that are, have been or may be available to or contemplated by Carolina or the Board, (iii) any business, operational or other plans with respect to First South or the pro forma entity that may be currently contemplated by Carolina or the Board or that may be implemented subsequent to the closing of the Merger, (iv) the fairness of the amount or nature of any compensation to any of Carolina’s officers, directors or employees, or any class of such persons, relative to any compensation to the holders of Carolina Common Stock or relative to the Exchange Ratio, (v) the effect of the Merger or any related transaction (including the Bank Merger) on, or the fairness of the consideration to be received by, holders of any class of securities of Carolina, First South or any other party to any transaction contemplated by the Agreement, (vi) any adjustment (as provided in the Agreement) to the Exchange Ratio assumed for purposes of our opinion, (vii) the actual value of Carolina Common Stock to be issued in connection with the Merger, (viii) the prices, trading range or volume at which Carolina Common Stock or First South Common Stock will trade following the public announcement of the Merger or the prices, trading range or volume at which Carolina Common Stock will trade following the consummation of the Merger, (ix) any advice or opinions provided by any other advisor to any of the parties to the Merger or any other transaction contemplated by the Agreement, or (x) any legal, regulatory, accounting, tax or similar matters relating to Carolina, First South, any of their respective stockholders, or relating to or arising out of or as a consequence of the Merger or any other related transaction (including the Bank Merger), including whether or not the Merger will qualify as a tax-free reorganization for United States federal income tax purposes.

This opinion is for the information of, and is directed to, the Board (in its capacity as such) in connection with its consideration of the financial terms of the Merger. This opinion does not constitute a recommendation to the Board as to how it should vote on the Merger or to any holder of Carolina Common Stock or any stockholder of any other entity as to how to vote in connection with the Merger or any other matter, nor does it constitute a recommendation as to whether or not any such stockholder should enter into a voting, stockholders’, affiliates’ or other agreement with respect to the Merger or exercise any dissenters’ or appraisal rights that may be available to such stockholder.

This opinion has been reviewed and approved by our Fairness Opinion Committee in conformity with our policies and procedures established under the requirements of Rule 5150 of the Financial Industry Regulatory Authority.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Exchange Ratio in the Merger is fair, from a financial point of view, to Carolina.

Very truly yours,

Keefe, Bruyette & Woods, Inc.

Keefe, Bruyette & Woods, A Stifel Company

Annex C

Opinion of Raymond James & Associates, Inc.

June 9, 2017

Board of Directors

First South Bancorp, Inc.

1311 Carolina Avenue

Washington, NC 27889

Members of the Board of Directors:

We understand that Carolina Financial Corporation (“Carolina Financial”) and First South Bancorp, Inc. (the “Company”) propose to enter into the Agreement (defined below) pursuant to which, among other things, the Company shall be merged with and into Carolina Financial (the “Transaction”) and that, in connection with the Transaction, each issued and outstanding share of common stock, par value $0.01 per share, of the Company, except for shares owned by the Company, Carolina Financial, or their respective Subsidiaries (in each case other than shares of the Company’s common stock held on behalf of third parties or as a result of debts previously contracted) (the “Common Shares”), will be converted into the right to receive 0.5200 shares (the “Exchange Ratio”) of Carolina Financial common stock. The Board of Directors of the Company (the “Board”) has requested that Raymond James & Associates, Inc. (“Raymond James”) provide an opinion (the “Opinion”) to the Board as to whether, as of the date hereof, the Exchange Ratio to be received by the holders of the Common Shares in the Transaction pursuant to the Agreement is fair from a financial point of view to such holders.

In connection with our review of the proposed Transaction and the preparation of this Opinion, we have, among other things:

1.	reviewed the financial terms and conditions as stated in the draft of the Agreement and Plan of Merger and Reorganization by and between Carolina Financial Corporation and First South Bancorp, Inc. dated as of June 9, 2017 (the “Agreement”);

2.	reviewed certain information related to the historical, current and future operations, financial condition and prospects of the Company made available to us by the Company, including, but not limited to, financial projections prepared by the management of the Company relating to the Company for the period ending December 31, 2022, as approved for our use by the Company (the “Projections”);

3.	reviewed the Company’s and Carolina Financial’s recent public filings and certain other publicly available information regarding the Company and Carolina Financial;

4.	reviewed financial, operating and other information regarding the Company and Carolina Financial and the industry in which they operate;

5.	reviewed the financial and operating performance of the Company and those of other selected public companies that we deemed to be relevant;

6.	considered the publicly available financial terms of certain transactions we deemed to be relevant;

7.	reviewed the current and historical market prices and trading volume for the Common Shares, and the current market prices of the publicly traded securities of certain other companies that we deemed to be relevant;

8.	conducted such other financial studies, analyses and inquiries and considered such other information and factors as we deemed appropriate; and

9.	discussed with members of the senior management of the Company certain information relating to the aforementioned and any other matters which we have deemed relevant to our inquiry.

With your consent, we have assumed and relied upon the accuracy and completeness of all information supplied by or on behalf of the Company or otherwise reviewed by or discussed with us, and we have undertaken no duty or responsibility to, nor did we, independently verify any of such information. We have not made or obtained an independent appraisal of the assets or liabilities (contingent or otherwise) of the Company. We are not experts in the evaluation of loan and lease portfolios for purposes of assessing the adequacy of the allowances for loan losses; accordingly, we have assumed that such allowances for losses are in the aggregate adequate to cover such losses. With respect to the Projections and any other information and data provided to or otherwise reviewed by or discussed with us, we have, with your consent, assumed that the Projections and such other information and data have been reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of management of the Company, and we have relied upon the Company to advise us promptly if any information previously provided became inaccurate or was required to be updated during the period of our review. We express no opinion with respect to the Projections or the assumptions on which they are based. We have assumed that the final form of the Agreement will be substantially similar to the draft reviewed by us, and that the Transaction will be consummated in accordance with the terms of the Agreement without waiver or amendment of any conditions thereto and without adjustment to the Exchange Ratio. Furthermore, we have assumed, in all respects material to our analysis, that the representations and warranties of each party contained in the Agreement are true and correct and that each such party will perform all of the covenants and agreements required to be performed by it under the Agreement without being waived. We have relied upon and assumed, without independent verification, that (i) the Transaction will be consummated in a manner that complies in all respects with all applicable international, federal and state statutes, rules and regulations, and (ii) all governmental, regulatory, and other consents and approvals necessary for the consummation of the Transaction will be obtained and that no delay, limitations, restrictions or conditions will be imposed or amendments, modifications or waivers made that would have an effect on the Transaction or the Company that would be material to our analyses or this Opinion.

We have relied upon, without independent verification, the assessment of the Company’s management and its legal, tax, accounting and regulatory advisors with respect to all legal, tax, accounting and regulatory matters, including without limitation that the Transaction will qualify as a reorganization within the meaning of Section 368(a) and related sections of the Internal Revenue Code of 1986, as amended.

Our opinion is based upon market, economic, financial and other circumstances and conditions existing and disclosed to us as of June 8, 2017 and any material change in such circumstances and conditions would require a reevaluation of this Opinion, which we are under no obligation to undertake. We have relied upon and assumed, without independent verification, that there has been no change in the business, assets, liabilities, financial condition, results of operations, cash flows or prospects of the Company since the respective dates of the most recent financial statements and other information, financial or otherwise, provided to us that would be material to our analyses or this Opinion, and that there is no information or any facts that would make any of the information reviewed by us incomplete or misleading in any material respect.

We express no opinion as to the underlying business decision to effect the Transaction, the structure or tax consequences of the Transaction or the availability or advisability of any alternatives to the Transaction. We provided advice to the Board with respect to the proposed Transaction. We did not, however, recommend any specific amount of consideration or that any specific consideration constituted the only appropriate consideration for the Transaction. This letter does not express any opinion as to the likely trading range of Carolina Financial common stock following the Transaction, which may vary depending on numerous factors that generally impact the price of securities or on the financial condition of Carolina Financial at that time. Our opinion is limited to the fairness, from a financial point of view, of the Exchange Ratio to be received by the holders of the Common Shares.

We express no opinion with respect to any other reasons, legal, business, or otherwise, that may support the decision of the Board to approve or consummate the Transaction. Furthermore, no opinion, counsel or interpretation is intended by Raymond James on matters that require legal, accounting or tax advice. It is assumed that such opinions, counsel or interpretations have been or will be obtained from the appropriate professional sources. Furthermore, we have relied, with the consent of the Board, on the fact that the Company has been assisted by legal, accounting, tax and regulatory advisors and we have, with the consent of the Board, relied upon and assumed the accuracy and completeness of the assessments by the Company and its advisors as to all legal, accounting, tax and regulatory matters with respect to the Company and the Transaction.

In formulating our opinion, we have considered only what we understand to be the consideration to be received by the holders of Common Shares as is described above and we did not consider and we express no opinion on the fairness of the amount or nature of any compensation to be paid or payable to any of the Company’s officers, directors or employees, or class of such persons, whether relative to the compensation received by the holders of the Common Shares or otherwise. We have not been requested to opine as to, and this Opinion does not express an opinion as to or otherwise address, among other things: (1) the fairness of the Transaction to the holders of any class of securities, creditors, or other constituencies of the Company, or to any other party, except and only to the extent expressly set forth in the last sentence of this Opinion or (2) the fairness of the Transaction to any one class or group of the Company’s, or any other party’s security holders or other constituencies vis-à-vis any other class or group of the Company’s, or such other party’s security holders or other constituents (including, without limitation, the allocation of any consideration to be received in the Transaction amongst or within such classes or groups of security holders or other constituents). We are not expressing any opinion as to the impact of the Transaction on the solvency or viability of the Company or Carolina Financial or the ability of the Company or Carolina Financial to pay their respective obligations when they come due.

The delivery of this opinion was approved by an opinion committee of Raymond James.

Raymond James has been engaged to render financial advisory services to the Company in connection with the proposed Transaction and will receive a fee for such services, a substantial portion of which is contingent upon consummation of the Transaction. Raymond James will also receive a fee upon the delivery of this Opinion, which is not contingent upon the successful completion of the Transaction or on the conclusion reached herein. In addition, the Company has agreed to reimburse certain of our expenses and to indemnify us against certain liabilities arising out of our engagement.

In the ordinary course of our business, Raymond James may trade in the securities of the Company and Carolina Financial for our own account or for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities. Raymond James has provided certain services to Carolina Financial (in the previous two years), including serving as bookrunning manager for its 2015 and 2017 public offerings of common equity, for which it has been paid fees. Furthermore, Raymond James may provide investment banking, financial advisory and other financial services to the Company and/or Carolina Financial or other participants in the Transaction in the future, for which Raymond James may receive compensation.

It is understood that this letter is for the information of the Board of Directors of the Company (solely in each director’s capacity as such) in evaluating the proposed Transaction and does not constitute a recommendation to any shareholder of the Company regarding how said shareholder should vote on the proposed Transaction. Furthermore, this letter should not be construed as creating any fiduciary duty on the part of Raymond James to any such party. This Opinion may not be reproduced or used for any other purpose without our prior written consent, except that this Opinion may be disclosed in and filed with a proxy statement used in connection with the Transaction that is required to be filed with the Securities and Exchange Commission, provided that this Opinion is quoted in full in such proxy statement.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Exchange Ratio to be received by the holders of the Common Shares in the Transaction pursuant to the Agreement is fair, from a financial point of view, to such holders.

Very truly yours,

RAYMOND JAMES & ASSOCIATES, INC.